

2025

KNIFE RIVER

Annual Report | Proxy Statement | Form 10-K

KNIFE RIVER®

KNF LISTED NYSE

6,900 Team Members
at peak season

1.3 Billion
tons of aggregate reserves

4th-largest producer of sand and gravel in the US

Safest year ever

15.8%
Adj. EBITDA Margin[1]

7%
Adjusted EBITDA growth from 2024 to 2025[1]

Record
Revenue, EBITDA and Adj. EBITDA[1] in 2025

Record year-end backlog of $1.0B

Note: All data is as of Dec. 31, 2025, unless otherwise noted.

West | Mountain | Central | Energy Services

- **Aggregate site** *(208 active sites)*
- **Ready-Mix plant** *(135 total plants)*
- **Asphalt plant** *(55 total plants)*
- **Liquid asphalt terminal** *(9 total terminals)*



West	2024	2025	Change
Revenue	$1,186M	$1,210M	+2%
EBITDA[1]	$210M	$234M	+12%
EBITDA Margin[1]	17.7%	19.3%	160bps

Mountain	2024	2025	Change
Revenue	$663M	$644M	(3)%
EBITDA[1]	$114M	$100M	(12)%
EBITDA Margin[1]	17.1%	15.5%	(160)bps

Central	2024	2025	Change
Revenue	$818M	$1,005M	+23%
EBITDA[1]	$132M	$160M	+21%
EBITDA Margin[1]	16.1%	15.9%	(20)bps

Energy Services	2024	2025	Change
Revenue	$276M	$338M	+23%
EBITDA[1]	$60M	$55M	(9)%
EBITDA Margin[1]	21.8%	16.2%	(560)bps

PRODUCT LINES

AGGREGATES
1.3 billion tons of reserves with strategic locations near end users and/or multimodal transportation. Reliable supply of high-quality materials is a competitive advantage.

READY-MIX CONCRETE
Versatile and specialized value-added product. 135 plants across 13 states, and a fleet of delivery trucks.

ASPHALT
Downstream product used for smooth, durable surfaces on highways, streets and parking lots. 55 plants across 10 states.

LIQUID ASPHALT
Binding agent used with aggregates to produce asphalt. 9 terminals across 7 states.

CONTRACTING SERVICES
Reliable pull-through demand of materials. Public works focused; adds resiliency and contributes to ROIC.[2]

Dear Fellow Shareholders,

Knife River made meaningful progress on our strategic initiatives in 2025, positioning us for growth in 2026 and beyond. We invested in our growth through acquisitions, reserve expansion and high value organic initiatives, while reinforcing a culture of continuous improvement to drive margin expansion and help us become better at everything we do.

Despite a weather impacted start to the year, our teams executed with discipline and focus, finishing 2025 with a record fourth quarter and delivering our most profitable year to date. It was also our safest year ever, as our team embraced our "I Choose Safety" culture. We enter 2026 with momentum, confidence and a clear strategy designed to drive long term, profitable growth.

Knife River Growth Strategy

There are four components to our growth strategy that we believe differentiate Knife River as the employer, supplier and acquirer of choice:



Our diverse markets.



Vertical integration.



Continuous improvements to drive margin growth.



Our Life at Knife culture and relentless drive for excellence.

Markets

Knife River operates in mid sized markets that are forecasted to grow twice as fast as non-Knife River states. These higher growth markets create compelling opportunities for organic expansion and disciplined acquisitions. In 2025, we completed five aggregates based acquisitions, adding aggregate reserves, 29 ready mix plants, five asphalt plants and a talented group of professionals. We believe these transactions, combined with targeted organic investments, have positioned us well for continued expansion. Already in 2026, we have completed three additional aggregates-based, vertically integrated acquisitions through March.

In addition to population growth in our markets, Knife River stands to benefit from the demonstrated need for infrastructure development – and the record funding to support it. The American Society of Civil Engineers gives the nation's roads a "D+" and estimates it will take over $2 trillion to bring the roads to a passing grade. In 2026, considerable federal funding remains to be reimbursed to states from the Infrastructure Investment and Jobs Act, which we expect will support funding consistency while Congress works to reauthorize transportation funding. Meanwhile, department of transportation budgets across Knife River's 15 states[3] remain at or near record levels. Strong public budgets provide multi-year visibility.

Vertical Integration

Knife River is an aggregates based, vertically integrated company. Vertical integration can act as a profit multiplier and provide more resiliency through economic cycles. We believe our mix of aggregates, ready-mix, asphalt, liquid asphalt and contracting services enhances our value in multiple ways, including providing the opportunity for:

- Pull-through of higher-margin materials on our contracting jobs.
- Multiple chances to engage in projects – as a general contractor, subcontractor or materials provider.
- Greater supply-chain reliability and improved jobsite coordination.
- More acquisition opportunities.

Continuous Improvement

Knife River's Competitive EDGE remains the engine of our long term value creation strategy. EDGE stands for EBITDA Margin Improvement, Discipline, Growth and Excellence. We believe in continuous improvement in all aspects of our business to drive EBITDA growth and margin expansion. Two key EDGE initiatives are controlling costs and optimizing prices.




POPULATION GROWTH[4]
25%
20%
15%
10%
5%
–%
8%
5%
6%
14%
7%
9%
21%
8%
12%
2020-2030
2020-2040
2020-2050
All KNF States
Non-KNF States
US

Our team advanced these initiatives throughout 2025, delivering a 9% improvement in aggregate pricing through disciplined dynamic pricing, as well as production efficiencies identified by our Process Improvement Teams (PIT Crews). We will continue to focus on these essential efforts as we strive to be best in class in all aspects of our business.

Life at Knife: Our Culture in Action

Knife River's success is rooted in our team and our Life at Knife values — People, Safety, Quality and Environment. Our team members bring these values to life every day. We believe that putting people first and being intentional with our values creates a culture of engagement where people want to be here and make a difference – supporting our drive to be excellent in everything we do.

As part of this drive, we provide training in all aspects of our business, from safety and skills training to leadership development. This contributed to our safest year ever in 2025, as well as advancements in our dynamic pricing and cost-control initiatives. Actively engaging with our team also helped us continue to be an industry leader in employee retention. Knife River is committed to being an employer of choice and a responsible operator in the communities we serve, and we look forward to the ideas, improvements and growth opportunities that our engaged team will help us achieve in 2026 and beyond.

Strong Corporate Governance

In addition to having an engaged team, Knife River benefits from having an engaged Board of Directors. We believe strong corporate governance and active board oversight are central to our ability to create sustainable long-term value.

Our Board brings diverse experience and perspectives and remains deeply engaged in overseeing strategy, capital

allocation, risk management, executive succession, and environmental and safety priorities. The Board holds certain in-person meetings at company operations, where it can tour facilities, engage with team members and gain key insights that support its oversight of risk management at the company.

Throughout 2025, the Board worked closely with management to evaluate strategic opportunities, monitor outcomes, and ensure alignment between compensation, performance, and shareholder interests. This disciplined governance framework reinforces accountability, supports sound decision making and helps ensure that Knife River is well positioned for the future.

Excited About Our Future

As we look ahead, we see meaningful opportunities to continue optimizing prices, controlling costs, expanding margins, and growing both organically and through acquisitions. We entered 2026 with a record backlog of over $1 billion, providing strong visibility into future work. Public infrastructure investment remains robust across our footprint, supported by federal, state and local funding, while we are also seeing encouraging signs of private sector activity in areas such as data centers, manufacturing and residential development.

Over the last three years, we have grown revenue by 24%, adjusted EBITDA[1] by 58% and adjusted EBITDA margin[1] by 340 basis points. Our strategy is working – and we are confident in our ability to continue delivering strong results for shareholders. We are grateful for your continued trust and investment in Knife River. With a solid foundation, a clear roadmap and a team committed to succeeding, we are well positioned for continued success in 2026 and beyond.

Sincerely,

Brian R. Gray
President & Chief Executive Officer

Karen Fagg
Chair of the Board of Directors



Brian R. Gray
President and
Chief Executive Officer



Karen B. Fagg
Chair of the
Board of Directors

Footnotes

[1] EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, including these measures by segment, as applicable, are non-GAAP measures. For definitions and reconciliations, as applicable, of these non-GAAP measures, refer to the section entitled "Non-GAAP Financial Measures" in the company's annual report on Form 10-K.

[2] Return on Invested Capital (ROIC) is calculated by dividing operating income by average invested capital. Average invested capital is the average of outstanding debt and stockholders' equity. ROIC is a non-GAAP measure.

[3] In February 2026, Knife River acquired Morgan Asphalt Inc. in Utah, bringing the company's service territory to 15 states.

[4] Source: University of Virginia, Weldon Cooper Center for Public Service.

Forward-Looking Statements

The information in this report highlights the key growth strategies, projections and certain assumptions for the company and its subsidiaries, including with respect to the benefits of acquisitions. Many of these highlighted statements and other statements not historical in nature are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Although the company believes that its expectations are expressed in good faith and based on reasonable assumptions, there is no assurance the company's statements with respect to its EDGE strategy, shareholder value creation, financial guidance, expected long-term goals, expected backlog margin, acquisition contributions, financing plans, expected federal and state funding for infrastructure or other proposed strategies will be achieved. Please refer to assumptions contained in this news release, as well as the various important factors listed in Part I, Item 1A - Risk Factors in the company's most recent Form 10-K and subsequent filings with the Securities and Exchange Commission.

Changes in such assumptions and factors could cause actual future results to differ materially from those expressed in the forward-looking statements. All forward-looking statements in this report are expressly qualified by such cautionary statements and by reference to the underlying assumptions. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Except as required by law, the company does not undertake to update forward-looking statements, whether as a result of new information, future events or otherwise.

KNIFE RIVER

www.kniferiver.com

PO Box 5568
Bismarck, ND 58506-5568

Street Address:
1150 West Century Avenue
Bismarck, ND 58506
(701) 530-1400

April 6, 2026

Fellow Stockholders:

I invite you to attend our annual meeting on May 20, 2026 at 10:00 a.m. CDT online by visiting www.virtualshareholdermeeting.com/KNF2026, where you will have the opportunity to listen to the annual meeting live, submit questions, and vote. The annual meeting will be held entirely online live via audio webcast. Please check our website at www.knfproxy.com for additional information about our annual meeting.

During the annual meeting, we will hear the results of stockholder voting on the items outlined in this Proxy Statement, including election of two Class III directors, the advisory vote regarding the compensation paid to our named executive officers, and ratification of our independent auditors. I encourage you to promptly follow the instructions on your notice or proxy card to vote your shares on these items.

Knife River had a solid year in 2025, advancing key strategic initiatives and building momentum throughout the year. Entering 2026, we have record year-end backlog of $1 billion, which includes the opportunity to pull through our higher-margin materials. We will continue our efforts to optimize pricing and drive efficiencies at our plants, and we further expect to continue our strategic organic and inorganic growth activity. We believe we have the strategy and framework in place to achieve our financial goals and to continue delivering long-term stockholder value.

I appreciate your investment in Knife River, and I look forward to visiting with you on May 20, 2026.

Sincerely,

Brian R. Gray
President and Chief Executive Officer

Notice of Annual Meeting of Stockholders to be Held May 20, 2026

KNIFE RIVER

1150 West Century Avenue; P.O. Box 5568,
Bismarck, North Dakota, 58506-5568

April 6, 2026

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders (the annual meeting) of Knife River Corporation (the company) will be held on Wednesday, May 20, 2026, at 10:00 a.m. Central Daylight Saving Time. The annual meeting will be held entirely online live via audio webcast. You will be able to attend and participate in the annual meeting online by visiting www.virtualshareholdermeeting.com/KNF2026, where you will be able to listen to the annual meeting live, submit questions, and vote.

The annual meeting will be held for the following purposes:

Items of Business	1. Election of two Class III directors; 2. Advisory vote to approve the compensation paid to the company's named executive officers; 3. Ratification of the appointment of Deloitte & Touche LLP as the company's independent registered public accounting firm for 2026; and 4. Transaction of any other business that may properly come before the annual meeting or any adjournment(s) thereof.
Record Date	The board of directors has set the close of business on March 27, 2026, as the record date for the determination of stockholders who will be entitled to notice of, and to vote at, the annual meeting and any adjournment(s) thereof.
Annual Meeting Attendance	All stockholders, as of the record date of March 27, 2026, are cordially invited to attend the annual meeting. Whether or not you plan to attend the annual meeting online, please vote your shares as instructed in the Notice of Availability of Proxy Materials (Notice), over the Internet, or by telephone after your receipt of hard copies of the proxy materials, as promptly as possible. You may also request a paper Proxy Card, which will include a postage-paid envelope, to submit your vote by mail, as described in the Notice. You may also vote your shares online and submit your questions during the annual meeting. Instructions on how to vote while participating at the annual meeting live via the Internet are posted at www.virtualshareholdermeeting.com/KNF2026 and can be found in the Proxy Statement in the section entitled "Information About the Annual Meeting - How to Attend and Vote at the Annual Meeting." Stockholders of record who attend the annual meeting online may withdraw their proxy and vote online at the annual meeting if they so desire.
Proxy Materials	This Proxy Statement will first be sent to stockholders requesting written materials on or about April 6, 2026. The Notice will also be sent to certain stockholders on or about April 6, 2026. The Notice contains basic information about the annual meeting and instructions on how to view the company's proxy materials and vote online.

The list of stockholders entitled to vote at the annual meeting will be available for examination 10 days prior to the annual meeting at the company's principal executive office, 1150 West Century Avenue, P.O. Box 5568, Bismarck, North Dakota, 58506-5568.

By order of the Board of Directors,

Karl A. Liepitz
Vice President, Chief Legal Officer and Secretary

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be held on May 20, 2026.

The 2026 Notice of Annual Meeting and Proxy Statement and 2025 Annual Report to Stockholders are available at www.knfproxy.com

Table of Contents

PROXY STATEMENT SUMMARY
- Annual Meeting Information ... 1
- Company Overview ... 4
- Business Performance Highlights ... 4
- Corporate Governance Practices ... 6
- Compensation Highlights ... 7
- Sustainability ... 7

BOARD OF DIRECTORS
- Item 1. Election of Directors ... 12
  - Director Nominees ... 14
  - Board Composition and Effectiveness ... 21
  - Board Skills and Characteristics ... 22

CORPORATE GOVERNANCE
- Director Independence ... 25
- Oversight of Sustainability ... 25
- Stockholder Engagement ... 27
- Stockholder Communications with the Board ... 28
- Board Leadership Structure ... 28
- Board's Role in Risk Oversight ... 28
- Board Meetings and Committees ... 31
- Additional Governance Features ... 35
- Corporate Governance Materials ... 38
- Related Person Transaction Disclosure ... 38

COMPENSATION OF NON-EMPLOYEE DIRECTORS
- Director Compensation ... 39

SECURITY OWNERSHIP
- Security Ownership Table ... 42
- Stock Hedging and Pledging Policy ... 42
- Greater than 5% Beneficial Owners ... 43

EXECUTIVE COMPENSATION
- Item 2. Advisory Vote to Approve the Compensation Paid to the Company's Named Executive Officers ... 44
- Information Concerning Executive Officers ... 45
- Compensation Discussion and Analysis ... 46
  - Executive Summary ... 46
  - Compensation Framework ... 49
  - Compensation for Named Executive Officers ... 50
  - Other Benefits ... 54
  - Compensation Decision Process ... 56
  - Compensation Governance ... 57
- Compensation Committee Report ... 59

EXECUTIVE COMPENSATION (continued)
- Compensation Policies and Practices as They Relate to Risk Management ... 60
- Executive Compensation Tables ... 62
  - Summary Compensation Table ... 62
  - Grants of Plan-Based Awards ... 64
  - Outstanding Equity Awards at Fiscal Year-End ... 66
  - Option Exercises and Stock Vested ... 67
  - Pension Benefits ... 67
  - Nonqualified Deferred Compensation ... 69
  - Potential Payments upon Termination or Change in Control ... 70
- CEO Pay Ratio Disclosure ... 75
- Pay Versus Performance ... 76

AUDIT MATTERS
- Item 3. Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2026 ... 80
  - Annual Evaluation and Selection of Deloitte & Touche LLP ... 80
  - Audit Fees and Non-Audit Fees ... 81
  - Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services ... 82
  - Audit Committee Report ... 83

INFORMATION ABOUT THE ANNUAL MEETING
- Who Can Vote ... 84
- Notice and Access ... 84
- How to Vote ... 85
- How to Attend and Vote at the Annual Meeting ... 86
- Technical Difficulties ... 86
- Revoking Your Proxy or Changing Your Vote ... 87
- Discretionary Voting Authority ... 87
- Voting Standards ... 88
- Proxy Solicitation ... 88
- Householding of Proxy Materials ... 89
- Knife River Corporation 401(k) Plan ... 89
- Why Hold a Virtual Annual Meeting ... 89
- Tabulation of Votes ... 89
- Annual Meeting Results ... 89
- Stockholder Proposals, Director Nominations, and Other Items of Business for 2027 Annual Meeting ... 90

Cautionary note regarding forward-looking statements. This Proxy Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act). Forward-looking statements are all statements other than statements of historical fact, including without limitation those statements that are identified by the words "anticipates," "estimates," "expects," "intends," "plans," "predicts" and similar expressions, and include statements concerning plans, projections, objectives, goals, strategies, future events or performance, and underlying assumptions (many of which are based, in turn, upon further assumptions) and other statements that are other than statements of historical facts. From time to time, the company may publish or otherwise make available forward-looking statements of this nature, including statements related to our Competitive EDGE initiatives (EDGE) implemented to improve margins and to execute on other strategic initiatives aimed at generating long-term profitable growth, shareholder value creation, expected long-term goals, expected backlog margin, acquisitions, financing plans, and expected federal and state funding for infrastructure or other proposed strategies.

Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed. Our expectations, beliefs and projections are expressed in good faith and are believed to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Nonetheless, our expectations, beliefs or projections may not be achieved or accomplished and changes in such assumptions and factors could cause actual future results to differ materially.

Any forward-looking statement contained in this document speaks only as of the date on which the statement is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law. New factors emerge from time to time, and it is not possible for management to predict all the factors, nor can it assess the effect of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. All forward-looking statements, whether written or oral and whether made by or on behalf of our company, are expressly qualified by the risk factors and cautionary statements reported in the section entitled "Item 1A. Risk Factors" in Part I of the company's 2025 Annual Report on Form 10-K (2025 Form 10-K) and subsequent filings with the United States Securities and Exchange Commission (SEC).

Proxy Statement Summary

To assist you in reviewing the 2025 performance of Knife River Corporation (the company, Knife River, we, us, or our) and voting your shares, we call your attention to key elements of our 2026 Proxy Statement. The following is only a summary and does not contain all the information you should consider. You should read the entire Proxy Statement carefully before voting. For more information about these topics, please review the full Proxy Statement and our 2025 Annual Report to Stockholders.

This Proxy Statement will first be sent to stockholders requesting written materials on or about April 6, 2026. The Notice of Availability of Proxy Materials (the Notice) will also be sent to certain stockholders on or about April 6, 2026. The Notice contains basic information about the annual meeting and instructions on how to view the company's proxy materials and vote online. The board of directors (the board) is furnishing proxy materials to solicit proxies for use at the annual meeting and any adjournment(s) thereof.

Annual Meeting Information

Date and Time

May 20, 2026
10:00 a.m. CDT

Virtual Location

www.virtualshareholdermeeting.com/KNF2026

Record Date

March 27, 2026

Summary Of Stockholder Voting Matters

Voting Matters		Board Vote Recommendation	See Page
Item 1.	Election of Two Class III Directors	FOR Each Nominee	12
Item 2.	Advisory Vote to Approve the Compensation Paid to the Company's Named Executive Officers	FOR	44
Item 3.	Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2026	FOR	80

Director Nominees

The board recommends a vote FOR the election of each of the following Class III director nominees. Additional information about each director's background and experience, including those directors not up for election this year, can be found in the section entitled "Election of Directors."

Name	Age	Director Since	Primary Occupation	Board Committees
Karen B. Fagg	72	2023	Former Vice President of DOWL LLC, dba DOWL HKM	• Chair of the Board • Nominating and Governance
Brian R. Gray	55	2023	President and Chief Executive Officer of Knife River Corporation	

Who Can Vote

If you held shares of Knife River common stock at the close of business on March 27, 2026, you are entitled to vote at the annual meeting. You are encouraged to vote in advance of the annual meeting using one of the following voting methods.

To attend and participate in the annual meeting, you will need the 16-digit control number included in your Notice or your Proxy Card, or on the instructions that accompanied your proxy materials. If your shares are held in "street name," you should contact your bank, broker, or other holder of record to obtain your 16-digit control number or otherwise vote through the bank, broker, or other holder of record. Only stockholders with a valid 16-digit control number will be able to attend the annual meeting, ask questions, and vote. The annual meeting webcast will begin promptly at 10:00 a.m. Central Daylight Saving Time. We encourage you to access the annual meeting prior to the start time. Online check-in will begin at 9:45 a.m. Central Daylight Saving Time, and you should allow ample time for the check-in procedures.

How To Vote

Registered Stockholders

If your shares are held directly with our stock registrar, you can vote any one of four ways:

By Internet: Go to the website shown on the Notice or Proxy Card, if you received one, and follow the instructions.

By Telephone: Call the telephone number shown on the Notice or Proxy Card, if you received one, and follow the instructions given by the voice prompts.

Voting via the Internet or by telephone authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the Proxy Card by mail. Your voting instructions may be transmitted up until 11:59 p.m. Eastern Time on May 19, 2026.

By Mail: If you received a paper copy of the Proxy Statement, Annual Report, and Proxy Card, mark, sign, date, and return the Proxy Card in the postage-paid envelope provided.

During the Meeting: Attend the annual meeting online and follow the instructions posted at www.virtualshareholdermeeting.com/KNF2026. Even if you plan to attend the annual meeting online, we recommend that you also vote by Internet, by telephone, or by mail so that your vote will be counted if you later decide not to attend.

Beneficial Stockholders

If you held shares beneficially in the name of a bank, broker, or other holder of record (sometimes referred to as holding shares "in street name") and do not have a control number, you will receive voting instructions from said bank, broker, or other holder of record. If you do not have a control number, you will be able to attend the annual meeting as a "guest" and listen to the proceedings, but you will not be able to vote, ask questions, or otherwise participate. Even if you plan to attend the annual meeting online, we recommend that you also vote by Internet, by telephone, or by mail so that your vote will be counted if you later decide not to attend.

Company Overview

Knife River is an aggregates-based construction materials and contracting services provider in the U.S. The company's 1.3 billion tons of aggregate reserves provide the foundation for a vertically integrated business strategy, with approximately 35% of our aggregates being used internally to support value-added downstream products (ready-mix concrete and asphalt) and contracting services (heavy-civil construction, asphalt paving, concrete construction, site development and grading services, and in some segments the manufacturing of prestressed concrete products). The company provides construction materials and contracting services for both public and private customers. For the year ended December 31, 2025, approximately 63% of the company's revenue was derived from construction materials and 37% from contracting services. Knife River is strategically focused on being the provider of choice in mid-size, higher-growth markets and is committed to its plan for continued growth and to delivering for its stakeholders - customers, communities, employees and stockholders - by executing on its Competitive EDGE initiatives and its four core values: **People, Safety, Quality and the Environment.**

For the year ended December 31, 2025, Knife River supplied construction materials and contracting services to customers across 14 states through its network of 208 active aggregate sites, 135 ready-mix plants, 55 asphalt plants and 9 liquid asphalt terminals. We have broad access to high-quality aggregates in most of our markets, which forms the foundation of our vertically integrated business model. Knife River shares resources, including plants, equipment and people across its various locations to maximize efficiency. Additionally, we transport our products by truck, rail and barge to complete the vertical value chain. Our strategically located aggregate sites, ready-mix plants and asphalt plants, along with our fleet of ready-mix and dump trucks, enables us to better serve our customers. We believe our integrated business model is a strong competitive advantage that provides scale, efficiency and operational excellence for the benefit of customers, stockholders and the broader communities that we serve.

On May 31, 2023, Knife River completed its separation (the Separation) from its former parent company, MDU Resources Group, Inc. (MDU Resources) to become an independent, publicly traded company and its common stock is listed under the symbol KNF on the New York Stock Exchange (NYSE).

Business Performance Highlights

Knife River is a vertically integrated provider of construction materials and contracting services. We are the fourth-largest producer of sand and gravel in the country, and our product lines also include ready-mix concrete, asphalt, liquid asphalt and contracting services. We believe our growth strategy differentiates us as the employer, supplier, and acquirer of choice. Our strategy includes:

KNF
LISTED
NYSE

- Diverse markets: Knife River operates in mid-size markets that are projected to grow faster than the US average. These markets present opportunities for both organic and inorganic growth.
- Vertical integration: Being an aggregates-based, end-to-end provider creates multiple opportunities to engage in projects, whether as a contractor, subcontractor, or materials provider. This brings the opportunity to generate more gross profit and capture higher margins.
- Continuous improvement: We are focused on our Competitive EDGE initiatives to control costs and optimize prices. "EDGE" is an acronym for EBITDA Margin Improvement, Discipline, Growth and Excellence.
- Life at Knife: During the peak of 2025, we employed nearly 6,900 people. We believe that putting people first will retain and attract team members who are committed to helping Knife River be excellent in everything we do.

In 2025, we made meaningful progress on our strategic goals. On the commercial side, our sales teams utilized our dynamic-pricing strategy to drive price improvement in aggregates. On the operations side, our Process Improvement Team (PIT) Crews focused on production improvements and efficiencies at our plants. Our contracting services teams built a record year-end backlog of over $1 billion.

Knife River also acquired five companies in 2025, adding approximately 30 years of aggregate reserves, 29 ready-mix plants, five asphalt plants and a fleet of equipment and vehicles, as well as skilled construction, materials production and delivery professionals.

Knife River overcame a weather-impacted, slower start to the year and finished 2025 strong, with a record fourth quarter contributing to a solid year. The company believes its growth strategy will carry momentum into 2026 and expects to continue its efforts to optimize prices, control costs, and pursue organic and inorganic growth opportunities.



Knife River board meeting at company operations to engage with front-line team members and see operations in person.

Corporate Governance Practices

Knife River is committed to strong corporate governance aligned with stockholder interests. The board, through its nominating and governance committee, regularly monitors leading practices in governance and plans to continue to adopt measures that it determines are in the best interests of the company and its stockholders. The following highlights the company's corporate governance practices and policies. See the sections entitled "Corporate Governance" and "Executive Compensation" for more information on the following:

✓ Structure in Place to Fully Declassify Board at the 2027 Annual Meeting	✓ All Directors are Independent Other Than Our CEO
✓ Majority Voting for Directors in Uncontested Elections	✓ Executive Sessions of Independent Directors at Every Regularly Scheduled Board Meeting
✓ No Shareholder Rights Plan	✓ Standing Committees Consist Entirely of Independent Directors
✓ Succession Planning and Implementation Process	✓ Stock Ownership Requirements for Directors and Executive Officers
✓ Separate Board Chair and CEO	✓ Anti-Hedging and Anti-Pledging Policies for Directors and Executive Officers
✓ Active Investor Outreach Program	✓ No Related Party Transactions by Our Directors or Executive Officers
✓ Annual Board and Committee Self-Evaluations	✓ Compensation Recovery/Clawback Policy
✓ Risk Oversight by Full Board and Committees	✓ Annual Advisory Approval on Executive Compensation
✓ Sustainability Oversight by Full Board and Committees	✓ Mandatory Retirement Policy for Directors
✓ Proxy Access for Stockholders	✓ Directors May Not Serve on More Than Three Public Boards Including the Company's Board
✓ One Class of Stock	✓ Diverse Board in Terms of Skills, Characteristics and Tenure
✓ Comprehensive Board Refreshment Process	✓ Executive Officers May Not Serve on More Than One Other Public Company Board
✓ No Supermajority Voting Requirements in the Second Amended and Restated Certificate of Incorporation or Second Amended and Restated Bylaws	✓ Change in Control Severance Plan with Double Trigger Vesting

Compensation Highlights

The company's executive compensation program is based on providing market competitive compensation opportunities to attract top talent focused on achievement of short and long-term business results. Our compensation program is structured to align compensation with the company's financial performance as a substantial portion of our executive compensation and is directly linked to performance-based incentive awards. Our compensation practices are designed to ensure alignment between the interests of stockholders and our executives, as well as effective compensation governance.

- For 2025, over 80% of our chief executive officer's target compensation and approximately 70% of our other named executive officers' target compensation was at risk.
- For 2025, 100% of our named executive officers' annual cash incentive and 65% of their long-term incentive are performance-based and tied to performance against pre-established, specific, measurable goals. Time-vesting restricted stock units (RSUs) represent 35% of our named executive officers' long-term incentive and require the executive to remain employed with the company through the vesting period.

2025 Named Executive Officers Target Pay

2025 CEO Target Pay Mix


Base Salary
16.8%
83.2%
At Risk
Annual Cash
Incentive
20.2%
Long Term
Incentive
63.0%
Base Salary
Annual Cash Incentive
Long Term Incentive

2025 Other Named Executive Officers Average Target Pay Mix


Base Salary
29.8%
70.2%
At Risk
Long Term
Incentive
47.8%
Annual Cash
Incentive
22.4%
Base Salary
Annual Cash Incentive
Long Term Incentive

Sustainability

Knife River is committed to managing its business with a long-term view toward sustainable operations, focusing on how economic, environmental, and social impacts help us continue building our nation's infrastructure.

We integrate sustainability considerations into our business strategy because we believe these efforts directly affect long-term business viability and profitability. Our focus on sustainability helps enhance our role as a corporate steward, while creating opportunities to increase revenues and profitability, foster a competitive advantage, and attract a skilled workforce.

Highlights of our continued efforts and achievements over the past year are set forth in this section of the Proxy Statement. For additional information on our sustainability efforts, see our 2025 Sustainability Report on our website at www.kniferiver.com/sustainability. Our 2025 Sustainability Report is not part of this Proxy Statement and is not incorporated by reference as part of this Proxy Statement. We prepared our 2025 Sustainability Report leveraging the recommendations of the Sustainability Accounting Standards Board (SASB) standard for the Construction Materials Industry and the Task Force on Climate-Related Financial Disclosures (TCFD).

Fostering Sustainability Through Our Core Values

Knife River was founded over 100 years ago. We view sustainability as part of our strategy to thrive and build strong communities for the next 100 years and beyond. For us, that strategy starts with our commitment to our four core values of People, Safety, Quality and the Environment. Each of these values is key to our sustainability efforts.

People

Key to building strong communities and building a strong national infrastructure is delivering on our commitments to our stakeholders - including our team members, communities, shareholders, customers, and suppliers. At Knife River, this includes providing developmental opportunities at all levels of the organization and supporting respect in the workplace and in the communities where we operate. This is an important part of our Life at Knife culture.



PEOPLE

Safety

Knife River is committed to health and safety, and a culture that values, respects, and supports our team and community members. We believe safety is a choice and that all injuries are preventable. We promote safety and health through a variety of means, including safety-focused training and education programs for team members. We continually evolve our programs to incorporate best practices, innovations in personal protective equipment, and changes to safety and health laws.



SAFETY

Quality

We are committed to strong corporate governance, producing high-quality products and services, and being a good neighbor in our communities. We believe our long-term success can be achieved through fair, honest and sound decisions in dealing with customers, suppliers, and competitors. Knife River's corporate Code of Conduct, outlined in our Leading With Integrity Guide, outlines the expected behaviors that guide our team members, coaches, officers, and the board to perform all matters with integrity.



QUALITY

Environment

Knife River aims to minimize environmental impacts and promote conservation while optimizing resource use to meet our customers' needs. Our commitment to operating in an environmentally responsible manner is reviewed and encouraged through several measures. These include oversight by professional environmental staff with reporting and accountability to regional operations leaders, regular review of environmental and sustainability disclosures by the executive sustainability committee, thorough audits of operating activities, and thorough property reviews during due diligence on potential acquisitions.



ENVIRONMENT

Knife River's corporate Environmental Policy addresses environmental practices and supports our environmental management strategy. The policy directs that the company operate efficiently to meet the needs of the present without compromising the ability of future generations to meet their needs.

2025 Sustainability Performance Highlights

People

- 16% growth in team member count versus prior year
- The Knife River Training Center hosted nearly 700 events and had over 15,000 visits
- Launch of company-wide team member education assistance and family member scholarship programs
- Third year of lower than industry average turnover rate
- Launch of the “Life at Knife” team member-driven podcast

Safety

- Launch of the I Choose Safety program
- Year-over-year reduction in both Total Recordable Incident Rate (TRIR) and Lost Time Incident Rate (LTIR)
- 2,800+ vehicles equipped with in-cab cameras to support driver safety
- 42% reduction in Workers Compensation cost per hour worked versus prior year

Quality

- Completed comprehensive Sustainability Priority Assessment to help align sustainability strategy with stakeholder needs
- PIT Crews drove operational improvements across our materials product lines
- Advanced technology deployments in concrete product quality measurement and management
- Cross-functional Enterprise Risk Management (ERM) Committee supported our ERM program

Environment

- #1 in the nation for total ready mix plant Environmental Product Declaration (EPD) generators verified by the National Ready Mixed Concrete Association for second year in a row
- 28% of diesel consumption was renewable diesel, primarily in California and Oregon
- Asphalt plants in Montana and Wyoming were the first to receive ENERGY STAR® certification in each state
- Furthered water efficiency technology adoption and water reuse practices

Sustainability Priority Assessment

To help ensure our sustainability strategy is aligned with stakeholder needs, Knife River completed its first Sustainability Priority Assessment as a stand-alone company in 2025. We engaged with internal and external stakeholders, including team members, customers, suppliers, investors, an insurer, industry associations, senior leaders and our board. This helped us identify key topics across economic, environmental and social themes that we believe are most important to the long-term success of our company, as well as most impactful to people and the environment. The results of this assessment have and will continue to inform our sustainability strategy and disclosures.

Stakeholder Engagement

- Board of Directors
- Business Partners
- Company Leadership
- Customers
- Industry Associations
- Insurer
- Investors
- Suppliers
- Team Members

Process

- Compilation of relevant topics following Global Reporting Initiative (GRI) guidelines
- Financial and impact assessment
- Interviews and surveys
- Internal analysis and report of deep insights into topics

Next Steps

- Strategic focus on top 10 priorities
- Formalizing associated workstreams
- Coordination with Enterprise Risk Management
- Enhanced reporting of sustainability initiatives for key topics

Oversight Of Sustainability

Knife River is committed to strong corporate governance practices in all areas, including oversight of sustainability. For more information on the company's governance practices and policies, see the "Corporate Governance" section in this Proxy Statement. Below is an overview of our governance practices related to the oversight of sustainability:

Board of Directors

The board is ultimately responsible for the oversight of environmental, health, safety, and other social sustainability matters applicable to the company.

↓

Audit Committee of the Board

The audit committee assists the board in fulfilling its oversight responsibilities with respect to environmental, social, and other sustainability matters, including climate change risks and opportunities, health, safety, and other social sustainability matters.

Compensation Committee of the Board

The compensation committee assists the board in fulfilling its oversight responsibilities with respect to human capital management matters.

↓

Management Policy Committee

The management policy committee is comprised of company executive officers. The committee meets monthly, or more frequently as warranted, and is responsible for the management of risks and pursuit of opportunities related to environmental and social sustainability matters, including climate change, health, safety, and other social sustainability matters.

↓

Executive Sustainability Committee

The executive sustainability committee is comprised of corporate and business segment senior leadership and supports execution of the company's sustainability strategy and establishes, maintains, and enhances the processes, procedures, and controls for the company's sustainability disclosures.

KNIFE RIVER

Board of Directors

Item 1. Election of Directors

The board currently consists of seven directors divided into three classes, as nearly equal in number as reasonably possible.

Under our second amended and restated bylaws (our bylaws) and second amended and restated certificate of incorporation, until the annual meeting of stockholders in 2027, our board will be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors.

The directors designated as Class III directors have terms expiring at the annual meeting and are up for re-election at the annual meeting for a one-year term to expire at the 2027 annual meeting of stockholders. The directors designated as Class I and Class II directors have terms expiring at the 2027 annual meeting.

Commencing with the 2027 annual meeting of stockholders, the board will no longer be classified, and all directors will be elected annually and for a term of office to expire at the next succeeding annual meeting of stockholders.

The current members of the classes are divided as follows:

Class III terms expire at the 2026 annual meeting:
Karen B. Fagg
Brian R. Gray

Class I terms expire at the 2027 annual meeting:
German Carmona Alvarez
Thomas W. Hill

Class II terms expire at the 2027 annual meeting:
Patricia Chiodo
Patricia L. Moss
William J. Sandbrook

The number of directors may be fixed by resolution adopted from time to time by the board. Any vacancies or newly created directorships may be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director. Each director shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation, removal, retirement or disqualification.

The board has affirmatively determined each director nominee is independent in accordance with SEC and NYSE rules, our governance guidelines, and our bylaws. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which he or she is or was to be selected as a director or officer of our company. There are no family relationships among our executive officers and directors.

Our bylaws provide for a majority voting standard for the election of directors. See “Additional Information - Majority Voting” below for further detail.

Each of the director nominees has consented to be named in this Proxy Statement and to serve as a director, if elected. We do not know of any reason why any nominee would be unable or unwilling to serve as a director, if elected. If a nominee becomes unable to serve or will not serve, proxies may be voted for the election of such other person nominated by the board as a substitute or the board may choose to reduce the number of directors.

Information about each director nominee’s share ownership is presented under “Security Ownership.”

The shares represented by the proxies received will be voted for the election of each of the two Class III director nominees named below unless you indicate in the proxy that your vote should be cast against any or each of the director nominees or that you abstain from voting. Each nominee elected as a director will continue in office until his or her successor has been duly elected and qualified or until his or her earlier death, resignation, removal, retirement or disqualification. Cumulative voting in the election of directors is not permitted.

The two nominees for election to the board as Class III directors at the annual meeting, each proposed by the board upon recommendation of the nominating and governance committee, are listed below with brief biographies, along with brief biographies of those directors not up for election this year. The nominees’ and continuing directors’ ages are current as of December 31, 2025.

The board of directors recommends that the stockholders vote “FOR” the election of each nominee.	**FOR**

Brokers may not vote your shares on the election of directors if you have not given your broker specific instructions on how to vote. Please be sure to give specific voting instructions to your broker so your vote can be counted.

A nominee for director will be elected if the number of shares voted “FOR” such nominee’s election exceeds 50% of the number of votes cast with respect to that nominee’s election. Abstentions will have no effect on this proposal. Broker non-vote shares are not entitled to vote on this proposal and, therefore, are not counted in the vote.

Director Nominees

Class III Directors with Terms Expiring at the 2026 Annual Meeting



Karen B. Fagg

Age:	Independent Director Since:	Committees:
72	2023	Chair of the Board Nominating and Governance

Key Contributions to the Board:

Through her management experience and knowledge in the fields of engineering, environment, and energy resource development, including four years as director of the Montana Department of Natural Resources and Conservation and over eight years as president, chief executive officer, and chair of her own transportation and water resources engineering services company, Ms. Fagg contributes experience in responsible natural resource development with an informed perspective of the construction, engineering, and energy industries. She also provides insights on executive leadership, managing enterprise risks, workforce management, and succession planning.

Professional Highlights

- Vice president of DOWL LLC, dba DOWL HKM, an engineering and design firm, from April 2008 until her retirement in December 2011.
- President of HKM Engineering, Inc., an engineering and environmental services firm, from April 1995 to June 2000, and chair, chief executive officer, and majority owner from June 2000 through March 2008. HKM Engineering, Inc. merged with DOWL LLC in April 2008.
- Employed with MSE, Inc., Butte, Montana, an energy research and development company, from 1976 through 1988, and vice president of operations and corporate development director from 1993 to April 1995.
- Director of the Montana Department of Natural Resources and Conservation, the state agency charged with promoting stewardship of Montana's water, soil, energy, and rangeland resources from 1989 through 1992.

Other Experience:

- Former director of publicly traded MDU Resources, an energy delivery business, from November 2005 until May 2023.
- Director and member of the quality committee of the Intermountain Health Peaks Region Board, a health care provider, since January 2023.
- Director and finance committee chair of the Montana State Fund, the state's largest workers' compensation insurance company, from March 2021 to present; Director of SCL Health Montana Regional Board from January 2020 to present, including a term as chair; and member of Carroll College Board of Trustees from 2005 through 2010, and a member of the executive committee from August 2019 through June 2022.
- Former member of several regional, state, and community boards, including director of St. Vincent's Healthcare from October 2003 to October 2009 and January 2016 through January 2020, including a term as chair; director of the Billings Catholic Schools Board from December 2011 through December 2018, including a term as chair; the First Interstate BancSystem Foundation from June 2013 to 2016; the Montana Justice Foundation from 2013 to 2015; Montana Board of Investments from 2002 through 2006; Montana State University's Advanced Technology Park from 2001 to 2005; and Deaconess Billings Clinic Health System from 1994 to 2002.



Brian R. Gray

Age:
55

Director Since:
2023
President and Chief Executive Officer

Key Contributions to the Board:

Serving as president and chief executive officer of Knife River Corporation since 2023, Mr. Gray is the only officer of the company that serves on our board. With over 30 years of experience at the company, he brings industry experience to the board, as well as extensive knowledge of our company and its business operations. He contributes valuable insight into management's views and perspectives and the day-to-day operations of the company.

Professional Highlights

- President of the company since March 2023 and chief executive officer since May 2023. Mr. Gray has led the implementation and execution of Knife River's growth strategy, which is built on the platform of operating in mid-size, higher-growth markets, being vertically integrated, relentlessly pursuing continuous improvement in all aspects of the business, and maintaining the "Life at Knife" culture of putting people first and building strong teams. As CEO, Mr. Gray introduced the company's "Competitive EDGE" initiatives to support the growth strategy and help drive long-term profitability. Mr. Gray also was instrumental in launching Knife River's "I Choose Safety" program in 2025.
- Region president of the company's Northwest segment from January 2012 to December 2022, where he led the acquisition of eight companies and was influential in the development of the Knife River Training Center and corporate-wide safety, training and sustainability programs. Mr. Gray also established the company's coaching clinic, its "Life at Knife" recruiting effort and the expansion of its Training and Development department.

Other Experience:

- Member of the board of directors of the National Ready Mixed Concrete Association, an industry association, since March 2022; member of the board of directors from March 2018 to March 2021; member of the executive committee for one-year terms in 2020, 2022, 2024, and 2025.
- Member of the board of directors of Oregon State University's Construction Education Foundation from 2012 to present; president for a one-year term in 2022; and vice president for a one-year term in 2020. Mr. Gray was inducted as a member of the academy of distinguished engineers and was the recipient of the Oregon Stater Award in 2022, which recognizes alumni who have a profound impact on the engineering profession.
- Member of the board of directors of the Associated General Contractors Oregon-Columbia chapter, an industry association, since 2007; president from 2017 to 2018; first vice president from 2016 to 2017; second vice president from 2015 to 2016; and secretary from 2014 to 2015.

Directors Continuing In Office

Class I Directors with Terms Expiring at the 2027 Annual Meeting



German Carmona Alvarez

Age:
57

Independent Director Since:
2023

Committees:
Audit
Compensation (Chair)

Key Contributions to the Board:

With over 30 years of experience in corporate strategy, digital transformation, and human capital management, and 15 years of global experience in the building materials industry, Mr. Carmona Alvarez brings broad industry and related expertise to the board. Mr. Carmona Alvarez also contributes experience and expertise in finance and mergers and acquisitions.

Professional Highlights

- Global president of digital consulting of Wood PLC, Aberdeen, United Kingdom, a consulting and engineering company, from January 2023 to October 2025, and global president of applied intelligence from August 2021 to December 2022. Director of Wood PLC USA, the United States affiliate of Wood PLC, from February 2022 to October 2025.
- Senior vice president and global digital practice leader of NEORIS, a digital strategy consulting firm with presence in 27 countries focusing on the design and execution of agile digital transformation programs, from March 2019 to July 2021.
- Executive vice president of finance, information technology and shared services of CEMEX Inc., a global building materials company from 2016 to 2019; senior vice president of continuous improvement and commercial strategy from 2014 to 2016; senior vice president of aggregates and mining resources from 2012 to 2014; global vice president of organization, compensation and benefits from 2009 to 2012; global vice president of human resources planning and development from 2006 to 2009; corporate vice president of human capital from 2004 to 2006.
- Senior principal of strategy and operations of The Boston Consulting Group, a global management consulting firm, from 2000 to 2004.
- Principal of strategy and operations at Booz Allen Hamilton, a global management and technology consulting firm, from 1993 to 2000.

Other Experience:

- Former director of publicly traded MDU Resources, an energy delivery business, from November 2022 until May 2023.
- Former board chair of Strata.ai, a strategy and venture building firm focused on decision science, artificial intelligence and augmented reality, from 2020 to 2022.
- Former board of trustees of ITESM/Tec Milenio, a private institution of higher education, from 2010 to 2017.



Thomas W. Hill

Age:	Independent Director Since:	Committees:
69	2024	Compensation Nominating and Governance

Key Contributions to the Board:

With over 40 years of experience in aggregate, asphalt, cement, and ready-mix, Mr. Hill brings strong business leadership, supports disciplined and strategic growth, and has extensive experience in capital markets and capital allocation strategy. Mr. Hill also contributes experience in corporate governance, overseeing enterprise risk management, and employee recruitment and engagement.

Professional Highlights

- Founder of Summit Materials, Inc., formerly a publicly traded integrated supplier of construction materials; president and chief executive officer, including a member of the board of directors from August 2009 to September 2020; senior advisor from September 2020 to December 31, 2020; and served as a consultant from January 2021 to July 2023.
- Chief executive officer of Oldcastle, Inc., an integrated supplier of construction materials and services, from July 2006 to July 2008; chief executive officer of the materials division, Oldcastle Materials, Inc., from January 2000 to July 2006; and president from 1991 to January 2000.

Other Experience:

- Former director of CRH plc, an integrated supplier of aggregates, cement, asphalt, ready-mixed concrete, and paving and construction services, Dublin, Ireland, from 2002 to June 2008.
- Research and consulting services to Firstlight Management, LP, an investment fund, from June 2022 to February 2024.
- Former treasurer of the National Asphalt Pavement Association, the National Stone Association (now National Stone, Sand and Gravel Association), and the American Road and Transportation Builders Association, including chair from 2002 to 2004, all industry associations.
- Inducted to the Pit & Quarry Hall of Fame in 2024, which recognizes individuals who have made significant contributions to the aggregate industry.

Class II Directors with Terms Expiring at the 2027 Annual Meeting



Patricia Chiodo

Age:	Independent Director Since:	Committees:
60	2024	Audit Compensation

Key Contributions to the Board:

With substantial experience in both public and private companies, Ms. Chiodo contributes financial acumen and operational understanding in mergers and acquisitions, corporate strategy, risk management, financial reporting, capital markets, and investor relations. Ms. Chiodo also provides insight on employee recruitment and development, and compensation.

Professional Highlights

- Chief financial officer of Verra Mobility Corporation, a publicly traded smart mobility technology solutions and services company, from June 2015 to July 2022.
- Co-president and chief financial officer of Origami Owl, LLC, a custom jewelry company, from September 2013 to April 2015.
- Chief financial officer and senior vice president of RSC Holdings, Inc., formerly a publicly traded construction and industrial equipment rental company, from October 2010 to April 2012; vice president and controller from April 2005 to August 2010; and assistant controller from 2002 to April 2005.

Other Experience:

- Director of UNS Energy Corporation, a vertically integrated utility services holding company, since February 2022, and chair of the audit committee since July 2024.
- Director of Embark Technology, Inc., formerly a publicly traded autonomous trucking software company, from September 2021 to August 2023, including chair of the audit committee and a member of the compensation committee.
- Director of the advisory board of The Crosby Group, a lifting and rigging equipment company, from June 2019 to January 2023, including a member of the audit committee.
- Director of Acme Lift Company, LLC, a wholesale rental equipment company, from March 2013 to March 2015.



Patricia L. Moss

Age:	Independent Director Since:	Committees:
72	2023	Audit (Chair) Compensation

Key Contributions to the Board:

With substantial experience in the finance and banking industry, including service on the boards of public banking and investment companies, Ms. Moss contributes broad knowledge of finance, business development, human resources, and compliance oversight, as well as public company governance to the board. Through her business experience and knowledge of the Pacific Northwest, Ms. Moss also provides insight on state, local, and regional economic and political issues where a significant portion of our operations and employees are located.

Professional Highlights

- President and chief executive officer of Cascade Bancorp, a financial holding company, from 1998 to January 2012; chief executive officer of Cascade Bancorp's principal subsidiary, Bank of the Cascades, from 1998 to January 2012, serving also as president from 1998 to 2003; and chief operating officer, chief financial officer and secretary of Cascade Bancorp from 1987 to 1998.

Other Experience:

- Former director of publicly traded MDU Resources, an energy delivery business, from November 2003 until May 2023.
- Vice chair of the Oregon Investment Council, which oversees the investment and allocation of all state of Oregon trust funds, from December 2018 to March 2021, including a member of the investment committee.
- Director of First Interstate BancSystem, Inc., a publicly traded financial services holding company, since May 2017, including a member of the compensation and human capital committee, and the governance and nominating committee.
- Director of Cascade Bancorp and Bank of the Cascades from 1993, and vice chair from January 2012 until May 2017, when Cascade Bancorp merged into First Interstate BancSystem, Inc., and became First Interstate Bank. Trustee of First Interstate Bank Foundation since June 2025.
- Chair of the Bank of the Cascades Foundation Inc. from 2014 to July 2018; co-chair of the Oregon Growth Board, a state board created to improve access to capital and create private-public partnerships, from May 2012 through December 2018.
- A former member of the Board of Trustees for the Aquila Group of Funds, whose core business is mutual fund management and provision of investment strategies to fund shareholders, from January 2002 to May 2005 (one fund) and from June 2015 to 2024 (three funds).
- Former director of the Oregon Investment Fund Advisory Council, a state-sponsored program to encourage the growth of small businesses in Oregon; the Oregon Business Council, with a mission to mobilize business leaders to contribute to Oregon's quality of life and economic prosperity; the North Pacific Group, Inc., a wholesale distributor of building materials, industrial, and hardwood products; and Clear Choice Health Plans Inc., a multi-state insurance company.

Other Current Public Boards:

- First Interstate BancSystem, Inc.



William J. Sandbrook

Age:	Independent Director Since:	Committees:
68	2023	Audit Nominating and Governance (Chair)

Key Contributions to the Board:

With over 30 years of experience in mining, building materials, construction industries, and public companies, Mr. Sandbrook brings critical knowledge of the construction materials and contracting industry to the board. Mr. Sandbrook also contributes strong business leadership and management capabilities and insights through his various roles as CEO.

Professional Highlights

- President of U.S. Concrete, Inc., formerly a publicly traded construction materials supplier, from August 2011 to April 2019; CEO and director from August 2011 to April 2020; director from April 2020 to May 2021; chairman of its board of directors from May 2018 to April 2020; and vice chairman from September 2017 to May 2018.
- Chief executive officer of Oldcastle Inc.'s Products and Distribution Group, an integrated supplier of construction materials and services, from June 2008 to August 2011; chief executive officer of Oldcastle's Architectural Products Group, responsible for Oldcastle's U.S. and Canadian operations, as well as CRH plc's business in South America, from 2006 to 2008; and president of Oldcastle Materials West Division from 2003 to 2006.
- Chairman and Co-CEO of Andretti Acquisition Corp., formerly a publicly traded special purpose acquisition company, from January 2022 to April 2024.
- Executive chairman and chairman of the board of Andretti Acquisition Corp. II, a publicly traded special purpose acquisition company, since September 2024.[1]

Other Experience:

- Director of Comfort Systems USA, Inc., a publicly traded mechanical, electrical, and plumbing services provider, since April 2018, where he previously served as a member of the audit committee, and currently serves as a member of the compensation and human capital and nominating, governance and sustainability committees.
- Chair of the National Ready Mixed Concrete Association, an industry association, from March 2019 to March 2020. Mr. Sandbrook was awarded the William B. Allen award from the National Ready Mixed Concrete Association in March 2018 in recognition of his commitment to the concrete industry.
- Inducted to the Pit & Quarry Hall of Fame in 2018, which recognizes individuals who have made significant contributions to the aggregate industry.

Other Current Public Boards:

- Comfort Systems USA, Inc.
- Andretti Acquisition Corp. II (a special purpose acquisition company)

[1] Mr. Sandbrook serves as executive chairman and chairman of the board of Andretti Acquisition Corp. II, a special purpose acquisition company (SPAC). Our board does not consider Mr. Sandbrook to be an executive officer of a publicly-traded company given that his service as executive chairman of a SPAC does not require the same time commitment as being an executive officer of a typical publicly-traded company.

Additional Information - Majority Voting

A majority of votes cast is required to elect a director in an uncontested election. A majority of votes cast means the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election. "Abstentions" and "broker non-votes" do not count as votes cast "for" or "against" the director's election. In a contested election, which is an election in which the number of nominees for director exceeds the number of directors to be elected and which we do not anticipate, directors will be elected by a plurality of the votes cast.

Unless you specify otherwise when you submit your proxy, the proxies will vote your shares of common stock "for" all directors nominated by the board. If a nominee becomes unavailable for any reason or if a vacancy should occur before the election, which we do not anticipate, the proxies will vote your shares in their discretion for another person nominated by the board.

Our policy on majority voting for directors contained in our corporate governance guidelines requires any proposed nominee for re-election as a director to tender to the board, prior to nomination, his or her irrevocable resignation from the board that will be effective, in an uncontested election of directors only, upon:

- Receipt of a greater number of votes "against" than votes "for" election at our annual meeting of stockholders; and
- Acceptance of such resignation by the board.

Following certification of the stockholder vote, the nominating and governance committee will promptly recommend to the board whether or not to accept the tendered resignation. The board will act on the nominating and governance committee's recommendation no later than 90 days following the date of the annual meeting. Following the board's decision, we will promptly publicly disclose the board's decision in a Form 8-K filed with the SEC. To the extent that one or more directors' resignations are accepted by the board, the nominating and governance committee will recommend to the board whether to fill such vacancy or vacancies or to reduce the size of the board.

Board Composition and Effectiveness

Director Qualifications, Skills, and Experience

In making its nominations, the nominating and governance committee assesses each director nominee by a number of key characteristics, including character, professional achievements, background in publicly traded companies, independence, and willingness to commit the time needed to satisfy the requirements of board and committee membership. Director nominees are chosen to serve on the board based on their qualifications, skills, and experience, as discussed in their biographies, and how those characteristics supplement the resources and talent on the board and serve the current needs of the board and the company.

In addition to ensuring each director has the requisite skills and qualifications, the nominating and governance committee assesses a number of key characteristics, including diversity, geographic area of residence, skills, and professional experience. The nominating and governance committee has no formal policy regarding diversity in identifying or recommending director nominees and the board does not make decisions based on any of these criteria in isolation.

The nominating and governance committee believes that diversity of tenure and age further contributes to the overall functioning of the board. The board does not have term limits on the length of a director's service. As set forth in our corporate governance guidelines, directors are not eligible to be nominated or appointed to the board if they are 74 years or older at the time of the election or appointment, although the board may nominate candidates that are 74 years old, or over the age of 74, for election or re-election for what it considers special circumstances, which exceptions the board believes should be rare.

Board Skills and Characteristics

	Carmona Alvarez	Chiodo	Fagg	Gray	Hill	Moss	Sandbrook
Skills & Expertise							
EXECUTIVE LEADERSHIP	✓	✓	✓	✓	✓	✓	✓
ACCOUNTING / AUDITING	✓	✓				✓	✓
CAPITAL MARKETS / FINANCE		✓			✓	✓	✓
BUSINESS DEVELOPMENT	✓			✓	✓		✓
TECHNOLOGY / CYBERSECURITY / INNOVATION	✓						✓
LEGAL / RISK MANAGEMENT / COMPLIANCE		✓	✓	✓	✓	✓	✓
INDUSTRY EXPERIENCE	✓			✓	✓		✓
PUBLIC COMPANY BOARD OVERSIGHT / CORPORATE GOVERNANCE		✓	✓		✓	✓	✓
HUMAN CAPITAL MANAGEMENT	✓	✓	✓	✓	✓	✓	✓
ENVIRONMENT / SUSTAINABILITY			✓	✓	✓		✓
REGULATORY / GOVERNMENT / PUBLIC POLICY			✓		✓		✓

	Carmona Alvarez	Chiodo	Fagg	Gray	Hill	Moss	Sandbrook
Gender/Age/Tenure*							
Gender	M	F	F	M	M	F	M
Age	57	60	72	55	69	72	68
Tenure	4	2	21	3	2	23	3
Race/Ethnicity/Nationality							
African American/Black							
Alaskan Native or Native American							
Asian							
Hispanic/Latinx	✓						
Native Hawaiian or Pacific Islander							
White (not Hispanic or Latinx origins)		✓	✓	✓	✓	✓	✓
Two or more Races or Ethnicities							

* Ages are current as of December 31, 2025 and tenure includes time of service on the MDU Resources board of directors prior to the Separation.

Gender Diversity


43%
Female
3
4

Female
Male

Racial / Ethnic Diversity


14%
Racially/Ethnically Diverse
1
6

Hispanic/Latinx
White

Age Diversity


64
Average Age
3
2
2

<60 Years old
60-70 Years Old
>70 Years Old

Tenure


71%
Under 10 Years
5
2

<10 Years
>10 Years

Board Refreshment Process

Board and Committee Evaluations. Our corporate governance guidelines require that the board, in coordination with the nominating and governance committee, annually reviews and evaluates the performance and functioning of the board and its committees. The chair of the board and chair of the nominating and governance committee jointly lead the self-evaluation process. The directors each complete a written questionnaire, with the opportunity to provide comments, to evaluate the performance of the board and committees on which they sit and the performance of other directors as a whole. The results of the written questionnaires are anonymously compiled and provided to the board and each committee where the results are reviewed and discussed in board and committee private sessions. Results from self-evaluations are used to enhance board and governance practices, as well as to identify board and committee priorities. The board completed its annual self-evaluation in November 2025.

Board Composition

The nominating and governance committee is committed to ensuring that the board reflects a diversity of experience, skills, and backgrounds to serve the company's governance and strategic needs.

In evaluating the needs of the board and the company, the nominating and governance committee selects candidates based on their qualifications, skills, and experience, and how those characteristics supplement the resources and talent on the board and serve the current needs of the board and the company. To support this process, the nominating and governance committee engaged an independent global search and board effectiveness firm in 2023 to complete a board composition analysis that helped the board define competency criteria, analyze the board's current backgrounds, skills, and experiences and to help identify what the board is likely to need in the future, and recommended director recruiting priorities for future director selection. The nominating and governance committee continues to update this analysis based on current board composition and the company's governance and strategic needs.

The nominating and governance committee has continued to identify individuals as potential board candidates, particularly individuals with backgrounds, skills, and experiences that support the company's governance and strategic priorities. Potential director nominees are typically brought to the attention of the nominating and governance committee by board members, management, advisory firms, global search firms, and various organizations. During 2025, the nominating and governance committee did not engage any third-party search firms to identify or evaluate director candidates. In 2025, the nominating and governance committee evaluated all potential director candidates brought to its attention, though none were brought to its attention by an advisory firm, global search firm, or other organization.

By tenure, including time of service as a director of MDU Resources prior to the Separation, if the nominees are elected, the board will be comprised of five directors who have served less than 10 years and two directors who have served over 10 years. The nominating and governance committee believes this mix of director tenures provides a balance of experience and institutional knowledge with fresh perspectives.

Corporate Governance and the Board of Directors

Director Independence

The board has adopted guidelines on director independence that are included in our corporate governance guidelines. Our guidelines require that a substantial majority of the board consists of independent directors. In general, the guidelines require that an independent director must have no material relationship with the company directly or indirectly, except as a director. The board determines independence on the basis of the standards specified by the NYSE, the SEC, the additional standards referenced in our corporate governance guidelines, and other facts and circumstances the board considers relevant. Based on its review, the board has determined that all directors, except for our chief executive officer, Mr. Gray, are independent within the meaning of these rules and standards.

In determining director independence, the board reviewed and considered information about any transactions, relationships, and arrangements between the non-employee directors and their immediate family members and affiliated entities on the one hand, and the company and its affiliates on the other.

The board has also determined that all members of the audit, compensation, and nominating and governance committees of the board, and all board nominees, are independent in accordance with our guidelines and applicable NYSE and SEC rules, as applicable.

Oversight of Sustainability

We are an aggregates-based, vertically integrated construction materials and contracting services company and manage our business with a long-term view toward sustainable operations, focusing on how economic, environmental, and social impacts help the company continue building strong communities. We are committed to strong corporate governance in all areas, including governance of environmental and social responsibility.

Board of Directors. The board is ultimately responsible for oversight with respect to environmental, health, safety, and other social sustainability matters applicable to the company.

Audit Committee of the Board. The audit committee is a standing committee of the board with focus that includes our environmental, workplace health, safety, and other social sustainability programs and performance. The audit committee assists the board in fulfilling its oversight responsibilities with respect to environmental and social sustainability matters, including oversight and review of:

- Employee, customer, and contractor safety;
- Climate change risks;
- Compliance with environmental, health, and safety laws;
- Integration of environmental and social principles into company strategy; and
- Significant public disclosures of environmental and sustainability matters.

Compensation Committee of the Board. The compensation committee is a standing committee of the board with focus that includes human capital management matters related to the company's operations.

Management Policy Committee. The company's management policy committee is comprised of company executive officers. The management policy committee meets monthly, or more frequently as warranted, and is responsible for the management of risks and pursuit of opportunities related to environmental and social sustainability matters, including climate change, health, safety, and other social sustainability matters.

Executive Sustainability Committee. The company's executive sustainability committee is comprised of corporate and business segment senior leadership. The executive sustainability committee responsibilities include:

- Supporting execution of, and making recommendations to advance, the company's environmental and sustainability strategy; and
- Establishing, maintaining, and enhancing the processes, procedures, and controls for the company's environmental and sustainability disclosures.

For information on our sustainability reporting, as well as highlights of our environmental stewardship and social responsibility, see "Sustainability Highlights" in the Proxy Statement Summary.

Stockholder Engagement

The company has an active stockholder outreach program. We believe in providing transparent and timely information to our investors and understand the need to align our priorities with our key stakeholders. We engage directly and indirectly with our stockholders, including large institutional stockholders. Management regularly attends and presents at investor conferences, holding both one-on-one meetings and group meetings with interested parties. During 2025, the company participated in virtual and in-person meetings, conference calls, and exchanged written correspondence with numerous stockholders and investment firms, including focused outreach to our top 50 stockholders. Our active stockholder engagement program includes:

Engagement

Executive Management, Investor Relations, and Board Members engage on a regular basis with Institutional Investors, Sell-Side Analysts, Retail Stockholders, Holders of Bonds and Rating Agencies to solicit feedback and provide updates on a variety of corporate governance and operational matters. Our engagement efforts include:

- Virtual and In-Person One-on-One Meetings
- Investor Group Meetings
- Quarterly Earnings Conference Calls
- Written and Electronic Communications
- Company-Hosted Events and Presentations
- Webcasts with the Investment Community
- Sell-Side Investor Conferences

+

Communication

Knife River routinely interacts and communicates with stockholders and interested parties through a number of forums. Our key channels of communication include:

- Knife River IR website at investors.kniferiver.com
- Sustainability Report
- Quarterly Earnings Webcasts
- Public Events and Presentations
- Annual Proxy Statement
- SEC Filings
- Annual Report
- Disclosures to Various Ratings Assessors
- Annual Stockholder Meeting
- Press Releases

+

Feedback

Knife River actively shares stockholder perspectives, trends and developments about corporate governance matters with our board as we consider evolving our governance and sustainability practices and improve our disclosures. Some of the key topics of engagement include:

- EDGE Initiatives
- Long-Term Growth Strategy
- Margin Goal
- Capital Allocation Priorities
- Public Infrastructure Funding
- Enterprise Risk Management
- Competitive Dynamics
- Sustainability
- Board Composition
- Executive Compensation
- Management Background
- History of Knife River

Outcomes of Stockholder Engagement

- **Eliminated supermajority voting requirements in the company's second amended and restated certificate of incorporation and second amended and restated bylaws**
- **2025 executive compensation tied to executing the company's strategy to drive long-term, profitable growth, including financial and safety goals**
- **Increased disclosure of sustainability initiatives and metrics**

Stockholder Communications with the Board

Stockholders and other interested parties who wish to contact the board or any individual director, including our non-employee chair or non-employee directors as a group, should address a communication in care of the secretary at Knife River Corporation, 1150 West Century Avenue, P.O. Box 5568, Bismarck, North Dakota, 58506-5568. The secretary will forward all communications to the board or the individual director, as applicable.

Board Leadership Structure

Our corporate governance guidelines provide that the chair of the board and the chief executive officer can be filled by the same person or by different persons based upon the circumstances. If the positions of the chair and the chief executive officer are filled by the same person, or if the chair is not an independent director pursuant to the director independence standards in our corporate governance guidelines, the independent directors will designate a lead independent director.

Currently, the board has separated the positions of chair of the board and chief executive officer. The board believes this structure provides balance and is currently in the best interest of the company and its stockholders. Separating these positions allows the chief executive officer to focus on the full-time job of running our business, while allowing the chair to lead the board in its fundamental role of providing advice to and independent oversight of management. The chair meets and confers regularly between board meetings with the chief executive officer and consults with the chief executive officer regarding the board meeting agendas, the quality and flow of information provided to the board, and the effectiveness of the board meeting process. The board believes this split structure recognizes the time, effort, and energy the chief executive officer is required to devote to the position in the current business environment as well as the commitment required to serve as the chair, particularly as the board's oversight responsibilities continue to grow and demand more time and attention. The fundamental role of the board is to provide oversight of management of the company in good faith and in the best interests of the company and its stockholders. The board believes having an independent chair is a means to ensure the chief executive officer is accountable for managing the company in close alignment with the interests of stockholders including with respect to risk management as discussed below. The board has found that an independent chair is in a position to encourage frank and lively discussions including during regularly scheduled executive sessions consisting of only independent directors and to assure that the company has adequately assessed all appropriate business risks before adopting its final business plans and strategies. The board believes that having separate positions and having an independent outside director serve as chair is the appropriate leadership structure for the company at this time and demonstrates our commitment to good corporate governance.

Board's Role in Risk Oversight

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including economic risks, strategic risks, operational risks, environmental and regulatory risks, competitive risks, climate and weather conditions, pension plan obligations, cyberattacks or acts of terrorism, and third-party liabilities. The board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate for identifying, assessing, and managing risk. Management is responsible for identifying material risks, implementing appropriate risk management and mitigation strategies, and providing information regarding material risks and risk management and mitigation to the board. The company maintains an enterprise risk management committee with broad expertise, including safety, information technology, quality, environmental, operations, financial, legal, internal audit, human resources, and risk management, to support the company's enterprise risk management processes. The company's risk oversight framework also aligns with its disclosure controls and procedures. For example, the company's quarterly and annual financial statements and related disclosures are reviewed by the disclosure committee, which includes certain senior management, who participate in the risk assessment practices described below.

The board believes establishing the right "tone at the top" and full and open communication between management and the board are essential for effective risk management and oversight. The board tours company operations in connection with certain board meetings to enhance the board's understanding of risks and risk management measures in place at particular company operations. Our chair also meets regularly with our chief executive officer to discuss strategy and risks facing the company. Senior management attends the quarterly board meetings and is available to address questions or any concerns raised by the board on risk management-related and any other matters. Each quarter, the board and its applicable committees receive

presentations from senior management on enterprise risk management issues and strategic matters involving our operations. Senior management annually presents an assessment to the board of critical enterprise risks that threaten the company's strategy and business model, including risks inherent in the key assumptions underlying the company's business strategy for value creation. Periodically, the board receives presentations from external experts on matters of strategic importance to the board. At least annually, the board holds strategic planning sessions with senior management to discuss strategies, key challenges, and risks and opportunities for the company.

The company believes its enterprise risk management programs help clearly define risk management roles and responsibilities among the board and its committees and management, bring together senior management to discuss risk, promote visibility and constructive dialogue around the risks relevant to the company's strategy and operations and helps facilitate appropriate risk response strategies at the board, board committees, and management.

The Board

While the board is ultimately responsible for risk oversight at our company, our standing board committees assist the board in fulfilling its oversight responsibilities in certain areas of risk.

Audit Committee

Risk Oversight Responsibilities

- ✓ **Financial Reporting and Internal Controls**
- ✓ **Cybersecurity and Artificial Intelligence**
- ✓ **Compliance with Legal and Regulatory Requirements**
- ✓ **Climate Change Risks and Environmental and Social Sustainability**

Compensation Committee

Risk Oversight Responsibilities

- ✓ **Executive Compensation**
- ✓ **Incentive Plans**
- ✓ **Conflicts of Interest Assessment**
- ✓ **Director Compensation Policy**

Nominating and Governance Committee

Risk Oversight Responsibilities

- ✓ **Board Organization**
- ✓ **Board Membership and Structure**
- ✓ **Succession Planning**
- ✓ **Corporate Governance**

Management

The management policy committee meets monthly, or more frequently as warranted, to receive reports on safety, operations, and business development, and to discuss the company's challenges and opportunities. Reports are also provided by the company's financial, human resources, legal, and information technology departments. Special presentations are made by other employees on matters that affect the company's operations. The company has also developed a robust compliance program to promote a culture of compliance, consistent with the right "tone at the top," to mitigate risk. The program includes training and adherence to our code of conduct and legal compliance guide. We further mitigate risk through our internal audit and legal departments.

- **Audit Committee**. The audit committee assists the board in fulfilling its oversight responsibilities with respect to risk management in a general manner and specifically in the areas of financial reporting, internal controls, cybersecurity, artificial intelligence, compliance with legal and regulatory requirements, related person transactions, and, in accordance with NYSE requirements, discusses with the board policies with respect to risk assessment and risk management and their adequacy and effectiveness. The audit committee receives regular reports on the company's compliance program, including reports received through our anonymous reporting hotline. It also receives reports and regularly meets with the company's external and internal auditors. During its quarterly meetings in 2025, the audit committee received presentations or reports from management on cybersecurity and the company's mitigation of cybersecurity risks as well as assessment and mitigation reports on other compliance and risk-related topics. The entire board was present for cybersecurity risk presentations and had access to the reports. The audit committee discussed areas where the company may have material risk exposure, steps taken to manage such exposure, and the company's risk tolerance in relation to company strategy. The audit committee reports regularly to the board on the company's management of risks in the audit committee's areas of responsibility.

  In addition, the audit committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks related to environmental, health, safety, and other social and sustainability matters that fundamentally affect the company's business interests and long-term viability. The audit committee responsibilities with respect to these matters include reviewing significant risks and exposures to the company regarding current and emerging environmental and social sustainability matters, including climate change risks, and discussing with management and overseeing actions taken by the company in response thereto. The audit committee also reviews the company's efforts to integrate social, environmental, and economic principles, including climate change, greenhouse gas emissions management, energy, water, and waste management, product and service quality, reliability, customer care and satisfaction, public perception, and company reputation, into the company's strategy and operations. The audit committee receives regular reports on the company's safety, including the company's year-to-date recordable incident rates and lost time accident rates.

- **Compensation Committee**. The compensation committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs as well as the company's culture and strategies relating to human capital management.

- **Nominating and Governance Committee**. The nominating and governance committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, board membership and structure, succession planning for our directors and executive officers, and corporate governance.

Board Meetings and Committees

The board held eight meetings during 2025. Each director attended at least 75% of the combined total meetings of the board and the committees on which the director served during 2025, in each case, during the time period which each director served. All directors, who were serving at the time, attended our 2025 annual meeting of stockholders.

The board has standing audit, compensation and nominating and governance committees, which meet at least quarterly. The table below provides current committee membership.

Name	Audit Committee	Compensation Committee	Nominating and Governance Committee
German Carmona Alvarez	●	C	
Patricia Chiodo	●	●	
Karen B. Fagg			●
Thomas W. Hill		●	●
Patricia L. Moss	C	●	
William J. Sandbrook	●		C

C - Chair ● - Member

Below is a description of each standing committee of the board. The board has affirmatively determined that each of these standing committees consists entirely of independent directors pursuant to rules established by the NYSE, rules promulgated under the SEC, and the director independence standards established by the board. The board has also determined that each member of the audit committee and the compensation committee is independent under the criteria established by the NYSE and the SEC for audit committee and compensation committee members, as applicable.

Audit Committee

The audit committee is a separately-designated committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and is governed by a written charter.

The board determined that all audit committee members are “audit committee financial experts” as defined by SEC rules, and all audit committee members are financially literate within the meaning of the listing standards of the NYSE. All members also meet the independence standard for audit committee members under our director independence guidelines, the NYSE listing standards, and SEC rules.

The audit committee assists the board in fulfilling its oversight responsibilities to the stockholders and serves as a communication link among the board, management, the independent registered public accounting firm, and the internal auditors.

Committee Members:

Patricia L. Moss (Chair)
German Carmona Alvarez
Patricia Chiodo
William J. Sandbrook

Committee Meetings in 2025:

8

The audit committee reviews and discusses with management and the independent registered public accounting firm, before filing with the SEC, the annual audited financial statements and quarterly financial statements. In addition, the audit committee oversees and provides recommendations to the board with respect to the management of risks related to environmental, health, safety, and other social and sustainability matters that fundamentally affect the company's business interests and long-term viability. The audit committee also:

- Assists the board's oversight of:
  - The integrity of our financial statements and system of internal controls;
  - The company's compliance with legal and regulatory requirements and the code of conduct;
  - Discussions with management regarding the company's earnings releases and guidance;
  - The independent registered public accounting firm's qualifications and independence;
  - The appointment, compensation, retention, and oversight of the work of the independent registered public accounting firm;
  - The performance of our internal audit function and independent registered public accounting firm; and
  - Management of risk in the audit committee's areas of responsibility, including cybersecurity, artificial intelligence, financial reporting, legal and regulatory compliance, and internal controls;
- Arranges for the preparation of and approves the report that SEC rules require we include in our annual proxy statement. See the section entitled "Audit Committee Report" for further information;
- Reviews the company's environmental and social sustainability strategies, goals, commitments, policies, and performance;
- Reviews any fatality, serious injury, or illness involving an employee, customer, contractor, or third-party occurring in connection with the company's operations;
- Reviews any material noncompliance by the company with environmental, health, and safety laws and regulations;
- Reviews the company's efforts to integrate social, environmental, and economic principles, including climate change, greenhouse gas emissions management, energy, water and waste management, product and service quality, reliability, customer care and satisfaction, public perception, and company reputation with and into the company's strategy and operations;
- Considers and advises the compensation committee on the company's performance with respect to any incentive compensation metrics relating to environmental and social sustainability matters; and
- Reviews any stockholder proposals related to environmental and social sustainability matters.

Compensation Committee

The compensation committee consists entirely of independent directors within the meaning of the company's corporate governance guidelines and the NYSE listing standards and who meet the definitions of non-employee directors for purposes of Rule 16-b under the Exchange Act.

The compensation committee is governed by a written charter and assists the board in fulfilling its responsibilities relating to the company's compensation policies and programs. It has direct responsibility for determining compensation for our Section 16 officers and for overseeing the company's management of compensation risk in its areas of responsibility. In determining the long-term incentive component of CEO compensation, the compensation committee may consider, among others, the company's performance and relative stockholder return, the value of similar incentive awards given to CEOs at comparable companies and the awards given to the company's CEO in past years.

Committee Members:

German Carmona Alvarez (Chair)
Patricia Chiodo
Thomas W. Hill
Patricia L. Moss

Committee Meetings in 2025:

5

The compensation committee also reviews and recommends any changes to director compensation policies to the board. In addition, the compensation committee oversees human capital management matters related to our operations. The authority and responsibility of the compensation committee is outlined in the compensation committee's charter.

The compensation committee uses analysis and recommendations from outside consultants, the chief executive officer, and the human resources department in making its compensation decisions. The processes and procedures for consideration and determination of compensation of the Section 16 officers as well as the role of our executive officers are discussed in the "Compensation Discussion and Analysis."

The compensation committee has sole authority to retain compensation consultants, legal counsel, or other advisers to assist in its duties. The committee is directly responsible for the appointment, compensation, and oversight of the work of such advisers. The compensation committee retained an independent compensation consultant, Meridian Compensation Partners, LLC (Meridian), to conduct a competitive analysis on non-employee director compensation and executive compensation. Prior to retaining an adviser, the compensation committee considered relevant factors to ensure the adviser's independence from management. Annually the compensation committee conducts a potential conflicts of interest assessment raised by the work of any compensation consultant and how such conflicts, if any, should be addressed. The compensation committee requested and received information from Meridian to assist in its potential conflicts of interest assessment. Based on its review and analysis, the compensation committee determined in 2025 that Meridian was independent from management. Meridian does not provide any services other than consultation services to the compensation committee on executive and director compensation matters. Meridian reports directly to the compensation committee and not to management. Meridian participated in executive sessions with the compensation committee without members of management present.

The board determines compensation for our non-employee directors based upon recommendations from the compensation committee.

Nominating and Governance Committee

The nominating and governance committee is governed by a written charter and provides recommendations to the board with respect to:

- Board organization, membership, and function;
- Committee structure and membership;
- Succession planning for our executive management and directors; and
- Our corporate governance guidelines.

The nominating and governance committee assists the board in overseeing the management of risks in the committee's areas of responsibility. The committee identifies individuals qualified to become directors and recommends to the board the director nominees for the next annual meeting of stockholders.

Committee Members:

William J. Sandbrook (Chair)
Karen B. Fagg
Thomas W. Hill

Committee Meetings in 2025:

4

The committee also identifies and recommends to the board individuals qualified to become our principal officers and the nominees for membership on each board committee. The committee oversees the evaluation of the board and management.

In identifying nominees for director, the committee consults with board members, management, search firms, consultants, organizational representatives, and other individuals likely to possess an understanding of our business and knowledge concerning suitable director candidates.

In evaluating director candidates, the committee, in accordance with our corporate governance guidelines, considers an individual's:

- Background, character, and experience, including experience relative to our company's lines of business;
- Skills and experience which complement the skills and experience of current board members;
- Success in the individual's chosen field of endeavor;
- Skill in the areas of accounting and financial management, banking, business management, human resources, marketing, operations, public affairs, law, technology, risk management, and governance;
- Background in publicly-traded companies, including service on other public company boards of directors;
- Geographic area of residence;
- Diversity of business and professional experience, skills, gender, and ethnic background, as appropriate in light of the current composition and needs of the board;
- Independence, including any affiliation or relationship with other groups, organizations, or entities; and
- Compliance with applicable law and applicable corporate governance, code of conduct and ethics, conflict of interest, corporate opportunities, confidentiality, stock ownership and trading policies, and other policies and guidelines of the company.

The nominating and governance committee assesses these considerations annually in connection with the nomination of directors for election at the annual meeting of stockholders.

Additional Governance Features

Board and Committee Evaluations

Our corporate governance guidelines provide that the board, in coordination with the nominating and governance committee, will annually review and evaluate the performance and functioning of the board and its committees. For more detail on our board evaluation process, see "Board Composition and Effectiveness" in the section entitled "Board of Directors."

Executive Sessions of the Independent Directors

The non-employee directors meet in executive session at each regularly scheduled quarterly board meeting. The chair of the board presides at the executive session of the non-employee directors.

Director Resignation Upon Change of Job Responsibility

Our corporate governance guidelines require a director to tender his or her resignation after a material change in job responsibility. The nominating and governance committee will consider whether to accept or reject the tendered resignation, taking into consideration all factors deemed relevant by the members of the nominating and governance committee in accordance with the corporate governance guidelines. The nominating and governance committee will then promptly recommend to the board whether or not to accept the resignation. The director may not participate in the nominating and governance committee recommendation or board consideration of the resignation.

Majority Voting in Uncontested Director Elections

Our corporate governance guidelines require that in uncontested elections (those where the number of nominees does not exceed the number of directors to be elected), director nominees must receive the affirmative vote of a majority of the votes cast to be elected to our board. Contested director elections (those where the number of director nominees exceeds the number of directors to be elected) are governed by a plurality of the votes cast at any meeting for the election of directors at which a quorum is present. See "Additional Information - Majority Voting" for further detail.

Overboarding Policy

Our corporate governance guidelines state that a director may not serve on more than two other public company boards and our executive officers may not serve on more than one other public company board. Currently, all of our directors and executive officers are in compliance with this policy.

Board Refreshment

Annual Consideration

The nominating and governance committee annually considers the composition and needs of the board.

Recruiting

We recruit and evaluate a diverse pool of potential director candidates.

Skills Assessment

We review, including when considering potential candidates, the appropriate skills and characteristics required of board members.

Stockholder Input

Our corporate governance guidelines include our policy on consideration of director candidates recommended to us by stockholders. We will consider such candidates in the same manner we consider other nominees.

Recognizing the importance of board composition and refreshment for effective oversight, the nominating and governance committee will annually consider the composition and needs of the board, review potential candidates, and recommend to the board nominees for appointment or election. The nominating and governance committee and the board are committed to identifying individuals from all backgrounds whose skills and experiences will enable them to make meaningful contributions to shaping the company's business strategy and priorities. As part of its consideration of director succession, the nominating and governance committee from time-to-time reviews, including when considering potential candidates, the appropriate skills and characteristics required of board members. Directors are not eligible to be nominated or appointed to the board if they are 74 years of age or older at the time of election, re-election or appointment, subject to certain exceptions as set forth in the corporate governance guidelines. Given the breadth of our businesses, we believe the mandatory retirement age allows us to benefit from experienced directors, with industry expertise, company institutional knowledge and historical perspective, stability, and comfort with challenging company management, while maintaining our ability to refresh the board through the addition of new members.

Our corporate governance guidelines include our policy on consideration of director candidates recommended to us. We will consider candidates that our stockholders recommend in the same manner we consider other nominees. Stockholders who wish to recommend a director candidate may submit recommendations, along with the information set forth in the guidelines, to the nominating and governance committee chair in care of the secretary at Knife River Corporation, 1150 West Century Avenue, P.O. Box 5568, Bismarck, North Dakota, 58506-5568.

Stockholders who wish to nominate persons for election to our board at an annual meeting of stockholders must follow the applicable procedures set forth in our bylaws. Our bylaws are available on our website. See "Stockholder Proposals, Director Nominations, and Other Items of Business for 2026 Annual Meeting" in the section entitled "Information about the Annual Meeting" for further details.

Insider Trading Policy

The board has adopted the Insider Trading Policy, which governs the purchase, sale and/or other dispositions of the company's securities by directors, officers, employees and other covered persons, and the company itself, which is reasonably designed to promote compliance with insider trading laws, rules and regulations, and NYSE listing standards. A copy of the Insider Trading Policy was filed as Exhibit 19 to the 2025 Form 10-K.

Prohibitions on Hedging/Pledging Company Stock

The company's Insider Trading Policy prohibits executives and directors from hedging their ownership of common stock. Prohibited hedging strategies includes zero-cost collars, equity swaps, straddles, variable prepaid forward contracts, security future contracts, exchange funds, forward sale contracts and other financial transactions that would allow the officer or director to benefit from devaluation of the company's stock. The Insider Trading Policy also prohibits executives and directors from holding company stock in a margin account, with certain exceptions as described in the next sentence, or pledging company stock as collateral for a loan. Company stock may only be held in a margin brokerage account if the stock is explicitly excluded from any margin, pledge, or security provisions of the customer agreement.

Code of Conduct

We have a code of conduct and ethics, which we refer to as the Leading With Integrity Guide. It applies to all directors, officers, and employees. The Leading With Integrity Guide defines our values, our culture, and our commitments to stakeholders while setting expectations of employee conduct for legal and ethical compliance. We also have a Vendor Code of Conduct setting forth our expectations of vendors including ethical business practices, workplace safety, environmental stewardship, and compliance with applicable laws and regulations. Our Vendor Code of Conduct is available on our company website, which is not part of this Proxy Statement and is not incorporated by reference into this Proxy Statement.

LEADING WITH INTEGRITY

We intend to satisfy our disclosure obligations regarding amendments to, or waivers of, any provision of the code of conduct that applies to our principal executive officer, principal financial officer, and principal accounting officer, and that relates to any element of the code of ethics definition in Regulation S-K, Item 406(b), and waivers of the code of conduct for our directors or executive officers, as required by NYSE listing standards, by posting such information on our website.

Proxy Access

Our bylaws allow stockholders to nominate directors for inclusion in our Proxy Statement subject to the following parameters:

Ownership Threshold:	3% of outstanding shares of our common stock
Nominating Group Size:	Up to 20 stockholders may combine to reach the 3% ownership threshold
Holding Period:	Continuously for three years
Number of Nominees:	The greater of two nominees or 20% of our board

We believe these proxy access parameters reflect a well-designed and balanced approach to proxy access that mitigates the risk of abuse and protects the interests of all of our stockholders. Stockholders who wish to nominate directors for inclusion in our Proxy Statement in accordance with proxy access must follow the procedures in our bylaws. See “Stockholder Proposals, Director Nominations, and Other Items of Business for 2026 Annual Meeting.”

Cybersecurity Oversight

The audit committee reviewed reports and received presentations at each of its regular quarterly meetings in 2025 concerning cybersecurity-related issues including information security, technology risks including risks arising from artificial intelligence, and risk mitigation programs. All members of the board received copies of reports and were present during the presentations. The company maintains a Cyber Risk Oversight Committee (CyROC), comprised of members from financial and operations management, technology leaders, and cybersecurity professionals and is chaired by the IT director of core technologies. The CyROC receives updates on current cyber threats that could impact our electronic information, business systems, or operation technology systems. Input from CyROC on these threats assists in the development of cybersecurity strategies and policies. The company has implemented a cybersecurity training and compliance program to facilitate initial and continuing education for employees who have contact or potential contact with the company’s data. External reviews are conducted to assess company information security programs and practices, including incident management, service continuity, and information security compliance programs. The company has not had an indication of a material cybersecurity breach and has not incurred any expenses, penalties, or settlements arising from a material cybersecurity breach. The company maintains a cyber liability insurance policy providing insurance coverage within the policy limits for liability losses and business interruption events arising from a cybersecurity breach. Please refer to Item IC. Cybersecurity in Part I of our 2025 Form 10-K for additional information regarding cybersecurity matters.

Artificial Intelligence Oversight

The board, directly and through the audit committee, oversees management’s efforts to identify, monitor, and mitigate risks associated with the company’s evolving use of artificial intelligence (AI), including generative AI. The audit committee receives updates from management at its regular quarterly meetings regarding the company’s evaluation and deployment of AI tools. In 2025, internal and external experts led educational sessions for the board on AI capabilities, risks, risk management, and governance. The company has adopted a Generative Artificial Intelligence Usage Policy that outlines expectations and requirements for employees’ use of generative AI tools in the workplace. In addition, the company provides annual training to all employees with access to company systems addressing the appropriate use of generative AI tools and associated risks.

Corporate Governance Materials

Stockholders can see our bylaws, corporate governance guidelines, board committee charters, and Leading With Integrity Guide on our website. The information on our website is not part of this Proxy Statement and is not incorporated by reference as part of this Proxy Statement.

Corporate Governance Materials	Website
• Bylaws	investors.kniferiver.com/governance/governance-documents/
• Corporate Governance Guidelines	investors.kniferiver.com/governance/governance-documents/
• Board Committee Charters for the Audit, Compensation and Nominating and Governance Committees	investors.kniferiver.com/governance/governance-documents/
• Leading With Integrity Guide	kniferiver.com/integrity/

Related Person Transaction Disclosure

The board's policy for the review of related person transactions is contained in our corporate governance guidelines. The policy requires the audit committee to review any proposed transaction, arrangement or relationship, or series thereof:

- In which the company was or will be a participant;
- The amount involved exceeds $120,000; and
- A related person had or will have a direct or indirect material interest.

Prior to the company entering into a related person transaction that would be required to be disclosed under the SEC rules, the audit committee will, after a reasonable prior review and consideration of the material facts and circumstances, make a determination or recommendation to the board and appropriate officers of the company with respect to the transactions as the audit committee deems appropriate. The committee will prohibit any such related person transaction if it determines it to be inconsistent with the best interests of the company and its stockholders.

Related persons are directors, director nominees, executive officers, holders of 5% or more of our voting stock, and their immediate family members. Related persons are required promptly to report to our chief legal officer all proposed or existing related person transactions in which they are involved.

We had no related person transactions since the beginning of 2025.

Compensation of Non-Employee Directors

Director Compensation for 2025

Our non-employee directors are compensated for their service according to the Knife River Corporation Director Compensation Policy. Only one company employee, Brian R. Gray, the company's president and chief executive officer, serves as a director. Mr. Gray receives no additional compensation for his service on the board. Director compensation is reviewed annually by the compensation committee. In May 2025, the compensation committee's independent compensation consultant, Meridian, provided an analysis of the company's director compensation for 2025, which included research on market trends in director compensation, as well as a review of director compensation practices of companies in our compensation benchmarking peer group used for purposes of benchmarking compensation for our named executive officers. As part of this review, Meridian prepared a report on director compensation which indicated the company's average annual cash and equity compensation for the company's non-employee directors ranked above the 75th percentile of the company's peer group. In May 2025, the board revised the additional cash retainer for the chair of the compensation committee from $15,000 to $20,000 and determined the remaining annual cash and equity compensation for the company's non-employee directors was appropriate. The board set the annual compensation of non-employee directors effective as of June 1, 2025, as follows:

Cash Retainer

Each non-employee director currently receives an annual cash retainer of $110,000 for services as a director, which is paid monthly, unless deferred at the election of the director in accordance with the terms of the Deferred Compensation Plan for Directors, as described below. Directors do not receive meeting attendance fees.

Annual Equity Award

In accordance with the Director Compensation Policy, each non-employee director serving as of the annual meeting of stockholders was granted restricted stock units (RSUs) with a value of $150,000 on the date of the grant. On May 22, 2025, each non-employee director received a grant of 1,551 RSUs using the closing price of our common stock on such date of $96.68. The RSUs vest and will be settled in shares of common stock on the day immediately prior to the date of the next annual meeting of stockholders. The RSUs are prorated based on the number of months served during the service period for any non-employee director not serving the full period between the date of grant and the day immediately prior to the date of the next annual meeting of stockholders.

Board Chair/Committee Chair Fees

In addition to the annual cash retainer and equity award described above, our board chair receives an annual cash retainer of $125,000, paid monthly, and on May 22, 2025, was granted 259 additional RSUs valued at $25,000 based on the closing price of our common stock on such date of $96.68, which will vest and be settled in shares of common stock on the day immediately prior to the date of the next annual meeting of stockholders. In addition to the annual cash retainer, as described above, the chairs of the audit committee and the compensation committee each receive an annual cash retainer of $20,000 and the chair of the nominating and governance committee receives an annual cash retainer of $15,000, in each case, paid monthly.

The following table outlines the compensation paid to our non-employee directors for 2025.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	All Other Compensation ($)(3)	Total ($)
German Carmona Alvarez(4)	127,917	150,000	103	278,020
Patricia Chiodo	110,000	150,000	103	260,103
Karen B. Fagg	235,000	175,000	103	410,103
Thomas W. Hill	110,000	150,000	103	260,103
Patricia L. Moss	130,000	150,000	103	280,103
William J. Sandbrook	125,000	150,000	103	275,103

(1) The amounts reflected in the column represent the aggregate grant date fair value of RSUs granted to our directors in 2025. The grant date fair value is calculated in accordance with generally accepted accounting principles for stock-based compensation in Accounting Standards Codification Topic 718 and as described in Note 12 of our audited financial statements in our 2025 Form 10-K. The amount paid in cash for fractional shares is included in the amount reported in the stock awards column to this table.

(2) The number of RSUs outstanding for each of our non-employee directors as of December 31, 2025, is as follows:

Name	Number of Unvested Restricted Stock Units
German Carmona Alvarez	1,551
Patricia Chiodo	1,551
Karen B. Fagg	1,810
Thomas W. Hill	1,551
Patricia L. Moss	1,551
William J. Sandbrook	1,551

(3) Includes group life insurance premiums paid on behalf of the director as applicable.

(4) The amount paid in cash to Mr. Carmona Alvarez reflects the prorated increase in cash retainer for his service as the chair of the compensation committee on June 1, 2025.

Other Compensation

In addition to liability insurance, we maintain group life insurance in the amount of $100,000 on each non-employee director for the benefit of their beneficiaries during the time they serve on the board. The annual cost per director is $103.20. Directors are reimbursed for all reasonable travel expenses, including spousal expenses in connection with attendance at meetings of the board and its committees. The aggregate total of perquisites were below the disclosure threshold in 2025 .

Deferral of Compensation

Directors may defer all or any portion of the annual cash retainer and any other cash compensation paid for service as a director pursuant to the Deferred Compensation Plan for Directors. Deferred amounts are held as phantom stock and are paid out in cash over a five-year period after the director leaves the board. No director elected to defer any compensation in 2025.

Diverting Cash Retainer to Equity Compensation

Pursuant to our director compensation policy, a director may elect to reduce his or her annual cash retainer and have that amount delivered in the form of shares of company common stock under the Knife River Corporation Long-Term Performance-

Based Incentive Plan (LTIP). The additional stock payments are made on the last business day of March, June, September, and December. No director elected to divert any compensation in 2025.

Stock Ownership Policy

Our director stock ownership policy contained in our corporate governance guidelines requires each director to beneficially own our common stock equal in value to five times the director's annual cash base retainer. Shares acquired through purchases on the open market and received through our LTIP are considered in ownership calculations as well as other beneficial ownership of our common stock, including by a spouse or other immediate family member residing in the director's household. A director is allowed five years commencing January 1 of the year following the year of the director's initial appointment or election to the board to meet the requirements. The level of common stock ownership is monitored with an annual report made to the compensation committee of the board. All directors are in compliance with the stock ownership policy or are within the first five years of their election to the board. For further details on our director's stock ownership, see the section entitled "Security Ownership."

Security Ownership

Security Ownership Table

The table below sets forth the number of shares of our common stock that each director, each director nominee, each named executive officer, and all directors and executive officers as a group owned beneficially as of March 27, 2026. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the vesting and settlement of outstanding equity awards, if any, within 60 days after March 27, 2026. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them (or shares such power with his or her spouse). The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock issuable upon the vesting and settlement of outstanding awards, if any, held by that person within 60 days of March 27, 2026. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name	Shares of Common Stock Beneficially Owned (#)		Percent of Class (%)
German Carmona Alvarez	6,985		*
Patricia Chiodo	3,513		*
Karen B. Fagg	30,937		*
Brian R. Gray	41,588	(1)	*
Trevor J. Hastings	34,194	(1)	*
Thomas W. Hill	3,456		*
Karl A. Liepitz	34,478	(1)	*
Patricia L. Moss	29,834		*
Glenn R. Pladsen	18,756	(1)	*
Nathan W. Ring	19,801	(1)	*
William J. Sandbrook	5,695		*
All directors, director nominees, and executive officers as a group (13) in number)	235,973	(1)	0.4

* Less than one percent of the class. Percent of class is calculated based on 56,753,855 outstanding shares as of March 27, 2026.

(1) Includes full shares allocated to the officer's account in our 401(k) retirement plan.

Stock Hedging and Pledging Policy

The company's Insider Trading Policy prohibits executives and directors from hedging their ownership of common stock. Prohibited hedging strategies includes zero-cost collars, equity swaps, straddles, variable prepaid forward contracts, security future contracts, exchange funds, forward sale contracts and other financial transactions that would allow the officer or director to benefit from devaluation of the company's stock. The Insider Trading Policy also prohibits executives and directors from holding company stock in a margin account, with certain exceptions as described in the next sentence, or pledging company stock as collateral for a loan. Company stock may only be held in a margin brokerage account if the stock is explicitly excluded from any margin, pledge, or security provisions of the customer agreement.

Greater than 5% Beneficial Owners

Based solely on filings with the SEC as of March 27, 2026, the table below shows information regarding the beneficial ownership of more than 5% of the outstanding shares of our common stock.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	**T. Rowe Price Associates, Inc.**	3,791,537 (1)	6.7%
	1307 Point Street Baltimore, MD 21231		
Common Stock	**The Vanguard Group**	6,044,184 (2)	10.69%
	100 Vanguard Blvd. Malvern, PA 19355		
Common Stock	**BlackRock, Inc.**	6,707,973 (3)	11.9%
	50 Hudson Yards New York, NY 10001		

(1) Based solely on the Schedule 13G, Amendment No. 1, filed on November 14, 2025, reporting on beneficial ownership as of September 30, 2025, T. Rowe Price Associates, Inc. reported sole dispositive power with respect to 3,791,537 shares and sole voting power with respect to 3,763,847 shares.

(2) Based solely on the Schedule 13G, Amendment No. 1, filed on February 13, 2024, reporting on beneficial ownership as of December 29, 2023, The Vanguard Group reported sole dispositive power with respect to 5,951,871 shares, shared dispositive power with respect to 92,313 shares, and shared voting power with respect to 35,540 shares. On March 27, 2026, The Vanguard Group further amended its Schedule 13G/A to disclose that as of March 13, 2026 (i) as a result of an internal realignment, it was no longer deemed to beneficially own shares of our common stock beneficially owned by certain of its subsidiaries and/or business divisions, and accordingly, it was no longer deemed to beneficially own any shares of our common stock and (ii) going forward, such subsidiaries and/or business divisions of The Vanguard Group will report beneficial ownership separately (on a disaggregated basis).

(3) Based solely on the Schedule 13G, Amendment No. 1, filed on January 23, 2024, reporting on beneficial ownership as of December 31, 2023, BlackRock, Inc. reported sole voting power with respect to 6,595,920 shares and sole dispositive power with respect to 6,707,973 shares.

Item 2. Advisory Vote to Approve the Compensation Paid to the Company's Named Executive Officers

In accordance with Section 14A of the Exchange Act and Rule 14a-21(a), we are asking our stockholders to approve, in an advisory vote, the compensation of our named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K. As discussed in the Compensation Discussion and Analysis, the compensation committee and board believe the current executive compensation program directly links compensation of the named executive officers to our financial performance and aligns the interests of the named executive officers with those of our stockholders. The compensation committee and board also believe the executive compensation program provides the named executive officers with a balanced compensation package that includes an appropriate base salary along with competitive annual and long-term incentive compensation targets. These incentive programs are designed to reward the named executive officers on both an annual and long-term basis if they attain specified goals.

Our overall compensation program and philosophy for 2025 was built on a foundation of these guiding principles:

- We pay for performance, with compensation at risk comprising over 80% of our 2025 total target compensation for the CEO and approximately 70% for the other named executive officers;
- We review competitive compensation data for the named executive officers, to the extent available, and incorporate internal equity in the final determination of target compensation levels;
- We align executive compensation and performance by using annual performance measures based on financial and strategic criteria that are important to stockholder value; and
- We align executive compensation with the interests of our stockholders by awarding the largest component of executive compensation in the form of stock awards where the value of the award is tied to the performance of our stock.

We are asking our stockholders to indicate their approval of our named executive officer compensation as disclosed in this Proxy Statement, including the Compensation Discussion and Analysis, the executive compensation tables, and narrative discussion. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers for 2025. We currently conduct the advisory vote to approve the compensation paid to the company's named executive officers annually, with the next vote following this year's vote occurring at the next annual meeting of stockholders.

Accordingly, the following resolution is submitted for stockholder vote at the annual meeting:

"RESOLVED, that the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion of this Proxy Statement, is hereby approved."

As this is an advisory vote, the results will not be binding on the company, the board, or the compensation committee and will not require us to take any action. The final decision on the compensation of the named executive officers remains with the compensation committee and the board, although the board and compensation committee will consider the outcome of this vote when making future compensation decisions.

The board of directors recommends a vote "FOR" the approval, on a non-binding advisory basis, of the compensation of the company's named executive officers, as disclosed in this Proxy Statement.	✔ **FOR**

Approval of the compensation of the named executive officers requires the affirmative vote of a majority of the shares of common stock present online or represented by proxy at the annual meeting and entitled to vote on the proposal. Abstentions will count as votes against this proposal. Broker non-vote shares are not entitled to vote on this proposal and, therefore, are not counted in the vote.

Information Concerning Executive Officers

Information concerning our current executive officers, including their ages as of December 31, 2025, present corporate positions, and relevant business experience and qualifications is as follows:

Name	Age	Present Corporate Position and Business Experience
Brian R. Gray	55	Mr. Gray was appointed president of the company, effective March 1, 2023, and chief executive officer, effective May 3, 2023. Prior to that, he was region president of the company's subsidiary, Knife River Corporation - Northwest, effective January 11, 2012. Mr. Gray was appointed as a director of the company effective March 1, 2023. For more information about Mr. Gray, see the section entitled "Item 1. Election of Directors."
Nathan W. Ring	50	Mr. Ring was appointed vice president and chief financial officer of the company, effective May 3, 2023. Prior to that, he obtained 21 years of experience with MDU Resources, an energy delivery business, including the following MDU Resources subsidiaries: Knife River Corporation (now known as KRC Materials, Inc.), MDU Construction Services Group, Inc., and Centennial Energy Resources, LLC. Prior to his service as vice president and chief financial officer, Mr. Ring was vice president of business development from November 2017 until May 2023. He also served as vice president, controller and chief accounting officer for MDU Resources from 2014 to 2016. Prior to these roles, Mr. Ring held positions as controller for Knife River and MDU Construction Services Group, Inc.
Karl A. Liepitz	47	Mr. Liepitz was appointed vice president, chief legal officer and secretary of the company, effective May 31, 2023. Prior to that, he was vice president, general counsel and secretary of MDU Resources, an energy delivery business, from February 2021 until May 2023. Prior to that, he was assistant general counsel and assistant secretary of MDU Resources, from January 2017 until February 2021; and senior attorney and assistant secretary from January 2016 until January 2017. He held legal positions of increasing responsibility with MDU Resources starting in August 2003.
Trevor J. Hastings	52	Mr. Hastings was appointed vice president and chief operating officer of the company, effective May 31, 2023. Prior to that, he was president and chief executive officer of WBI Energy, Inc., an MDU Resources subsidiary and natural gas transportation provider, from October 2017 until May 2023. Prior to that, he was vice president of business development and operations support of Knife River Corporation (now known as KRC Materials, Inc.), from January 2012 until October 2017; and vice president of corporate development from January 2007 until January 2012.
Glenn R. Pladsen	59	Mr. Pladsen was appointed vice president and chief excellence officer of the company, effective January 1, 2025. Prior to that, he was vice president of support services of the company, from May 2023 to December 2024. Mr. Pladsen was vice president - operations support of Knife River Corporation (now known as KRC Materials, Inc.) from January 2020 to May 2023; and senior information technology director from February 2007 to January 2020.
Marney L. Kadrmas	56	Ms. Kadrmas was appointed vice president and chief accounting officer of the company, effective February 28, 2025. Prior to that, she was chief accounting officer of the company from May 31, 2023 to February 27, 2025. Ms. Kadrmas previously served as vice president, region controller and assistant secretary of the company's subsidiary, Knife River Corporation - Northwest, from January 2022 until May 2023; and region controller and assistant secretary from July 2014 to December 2021. Prior to that, she was director of finance and accounting for Knife River Corporation (now known as KRC Materials, Inc.) from June 2012 to December 2014; director of internal controls from March 2012 to June 2012; and financial planning and reporting manager from July 2005 to March 2012.
Sarah L. LaChapelle	46	Ms. LaChapelle was appointed vice president and chief people officer of the company, effective April 19, 2025. Prior to that, she was vice president of human resources of the company from January 1, 2024 to April 18, 2025. Ms. LaChapelle previously served as senior director of human resources of the company from May 2023 to December 2023; and vice president - administration of the company's subsidiary, Knife River Corporation - Northwest, from January 2022 until May 2023. Prior to that, she was the director of human resources from September 2008 to January 2022; and human resources manager from August 2005 to September 2008 of Knife River Corporation - Northwest.

Compensation Discussion and Analysis

The Compensation Discussion and Analysis describes how our named executive officers were compensated for 2025 and how their 2025 compensation aligns with our pay-for-performance philosophy. It also describes the compensation committee's oversight of executive compensation and the rationale and processes used to determine the 2025 compensation of our named executive officers, including the objectives and specific elements of our compensation program.

The Compensation Discussion and Analysis contains statements regarding corporate performance targets and goals. The targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

The following table names our named executive officers (NEOs), which are the Chief Executive Officer, the Chief Financial Officer, and the three other most highly compensated executive officers in 2025.

Our Named Executive Officers for 2025 were:

Brian R. Gray	President and Chief Executive Officer (CEO)
Nathan W. Ring	Vice President and Chief Financial Officer (CFO)
Trevor J. Hastings	Vice President and Chief Operating Officer (COO)
Karl A. Liepitz	Vice President, Chief Legal Officer and Secretary (CLO)
Glenn R. Pladsen(1)	Vice President and Chief Excellence Officer (CXO)

(1) Mr. Pladsen became a NEO in 2025.

Executive Summary

Compensation Committee Responsibilities and Objectives

The compensation committee is responsible for designing and approving our executive compensation program and setting compensation opportunities for our named executive officers. The objectives of our executive compensation program for named executive officers are to:

- Recruit, motivate, reward, and retain high performing executive talent required to create superior stockholder value;
- Reward executives for short-term performance as well as for growth in enterprise value over the long-term;
- Ensure effective utilization and development of talent by working in concert with other management processes - for example, performance appraisal, succession planning, and management development;
- Help ensure that compensation programs do not encourage or reward excessive or imprudent risk taking; and
- Provide a competitive package relative to industry-specific and general industry comparisons and internal equity, as appropriate.

The above executive compensation objectives outlined in our executive compensation policy are directly linked to our business strategy to ensure named executive officers are focused on elements that drive our business success and create stockholder value.

Pay for Performance

To ensure management's interests are aligned with those of our stockholders and the performance of the company, the majority of the CEO's and the other named executive officers' compensation is dependent on the achievement of company performance targets and long-term incentives. The charts below show the 2025 pay mix for the CEO and average 2025 pay mix of the other named executive officers, including base salary and the annual cash and long-term incentives at target.

2025 CEO Target Pay Mix


Base Salary
16.8%
83.2%
At Risk
Annual Cash
Incentive
20.2%
Long Term
Incentive
63.0%
Base Salary
Annual Cash Incentive
Long Term Incentive

2025 Other Named Executive Officers Average Target Pay Mix


Base Salary
29.8%
70.2%
At Risk
Long Term
Incentive
47.8%
Annual Cash
Incentive
22.4%
Base Salary
Annual Cash Incentive
Long Term Incentive

Stockholder Advisory Vote ("Say on Pay")

At our 2025 annual meeting of stockholders, we held an advisory stockholder vote to approve the compensation paid to our named executive officers, which we refer to as "Say on Pay."

The compensation committee believes our Say on Pay vote results affirms our stockholders' support of our approach to executive compensation. The compensation committee will continue to consider the outcome of our say-on-pay votes and feedback from stockholders when making future compensation decisions for our named executive officers.

95%

APPROVAL

The compensation of our named executive officers reported in our 2025 proxy statement received 95% approval at the 2025 annual meeting of stockholders.

Compensation Practices

Our practices and policies ensure alignment between the interests of our stockholders and our executives as well as effective compensation governance.

What We Do

☑	**Pay for Performance** - Annual cash incentive and the performance stock units (PSUs) portion of the long-term incentive are tied to performance measures set by the compensation committee and comprise the largest portion of executive compensation.
☑	**Independent Compensation Committee** - All members of the compensation committee meet the independence standards under the NYSE listing standards and the SEC rules.
☑	**Independent Compensation Consultant** - The compensation committee retains an independent compensation consultant to evaluate executive compensation plans and practices.
☑	**Competitive Compensation** - Executive compensation reflects executive performance, experience, relative value compared to other positions within the company, relationship to competitive market value compensation, corporate and business segment economic environment, and the actual performance of the company against pre-established goals.
☑	**Annual Cash Incentive** - Payment of annual cash incentive awards is based on overall pre-established annual company performance measures.
☑	**Long-Term Equity Incentive** - 2025 long-term incentive awards may be earned at the end of a three-year period. Payment of PSUs, which represent 65% of each named executive officer's long-term incentive, are based on the achievement of pre-established performance measures. Payment of RSUs, which represent 35% of each named executive officer's long-term incentive, are based on continued employment of the executive through the end of the three-year period. All long-term incentives are settled with shares of common stock, which promotes stock ownership by our named executive officers and aligns their interests with those of stockholders.
☑	**Balanced Mix of Pay Components** - The target compensation mix represents a balance of annual cash and long-term equity-based compensation.
☑	**Tally Sheets** - Annual review of compensation tally sheets for executive officers, reflecting the executive officer's target total compensation, realized total compensation, outstanding equity awards, and applicable retirement benefits.
☑	**Double-Trigger Change in Control Severance Plan** - We maintain reasonable severance practices in line with market practices, including double-trigger change in control provisions in the Change in Control Severance Plan adopted in August of 2024 and in employee equity awards granted after adoption of the Change in Control Severance Plan.
☑	**Annual Compensation Risk Analysis** - Risks related to our compensation programs are regularly analyzed through an annual compensation risk assessment.
☑	**Stock Ownership and Retention Requirements** - Executive officers are required to own, within five years of appointment or promotion, company common stock equal to a multiple of their base salary. Our CEO is required to own stock equal to six times his base salary, and the other named executive officers are required to own stock equal to two or three times their base salary. Equity incentive awards that have vested into shares of common stock must also be held until stock ownership requirements are met, less any shares that are withheld to cover tax withholding obligations upon the vesting of such awards.
☑	**Clawback Policy** - If the company's audited financial statements are restated due to any material noncompliance with the financial reporting requirements under the securities laws, the company is required to pursue recoupment of certain "erroneously awarded" compensation paid to our executive officers.

What We Do Not Do

☒	**Stock Options** - The company does not use stock options as a form of incentive compensation.
☒	**Employment Agreements** - Executives do not have employment agreements entitling them to continued employment or specific payments upon termination.
☒	**Perquisites** - Executives do not receive perquisites that materially differ from those available to employees in general.
☒	**Hedge Stock** - Executives are not allowed to hedge company securities.
☒	**Pledge Stock** - Executives are not allowed to pledge company securities in margin accounts or as collateral for loans.
☒	**No Dividends or Dividend Equivalents on Unvested Shares** - We do not provide for payment of dividends or dividend equivalents on unvested share awards.
☒	**Tax Gross-Ups** - Executives do not receive tax gross-ups on their compensation.

2025 Compensation Framework

Components of Compensation

Our executive compensation program is designed to promote sustained long-term profitability and create stockholder value. The components of our named executive officers' compensation are selected to drive financial and operational results as well as align the named executive officer's interests with those of our stockholders. Pay components and performance measures are considered by the compensation committee as fundamental measures of successful company performance and long-term value creation. The components of our 2025 executive compensation included:

Component	Purpose	How Determined	How it Links to Performance
Base Salary	Provides sufficient, regularly paid income to attract and retain executives with the knowledge, skills, and abilities necessary to successfully execute their job responsibilities.	Base salaries are recommended by the CEO for executives other than the CEO to the compensation committee using analysis provided by the independent compensation consultant to target compensation within range of the 50th percentile using peer company and salary survey data. The compensation committee recommends, and the board determines, the base salary of the CEO based on input from the independent compensation consultant.	Base salary is a means to attract and retain talented executives capable of driving success and performance.
Annual Cash Incentive	Provides an opportunity to earn annual cash incentive compensation based on the achievement of financial and operating results important to the success of the company.	The annual cash incentive target is a percentage of base salary for the given executive position established by the compensation committee for executives other than the CEO and by the full board for the CEO. Actual payment of the incentive is determined by the compensation committee based on the achievement of the performance measures and goals. The compensation committee approves the payment for executives other than the CEO and the full board approves the payment for the CEO.	Annual cash incentive performance measures are tied to the achievement of pre-established financial and safety goals, in each case, aimed to drive the success of the company.
Long-Term Incentive Awards	Aligns executive interests with shareholder interests, to reinforce the creation of long-term value and to provide a balanced portfolio of long-term incentives.	The CEO recommends the target award for executives other than the CEO to the compensation committee based on analysis provided by the independent compensation consultant. The compensation committee recommends, and the board determines, the target award for the CEO after consideration of input from the independent compensation consultant. PSUs represent 65% of a named executive officer's long-term incentive award and RSUs represent 35% of a named executive officer's long-term incentive award.	Fosters continued leadership in the company to achieve company objectives through retention of key executives as well as aligning the named executive officer's interests with those of stockholders in increasing long-term stockholder value.

Allocation of Total Target Compensation for 2025

Total target compensation consists of base salary, target annual cash incentive, and target long-term incentive compensation. Incentive compensation, which consists of annual cash incentive and long-term equity awards, comprises the largest portion of our named executive officers' total target compensation because:

- Equity awards align the interests of the named executive officers with those of stockholders by making the value of a significant portion of their target compensation dependent upon the value of our common stock, which is beneficial to stockholders;
- Our named executive officers are in positions of authority to drive results and, therefore, bear high levels of responsibility for our corporate performance;
- Variable compensation helps ensure focus on the goals that are aligned with overall company strategy; and
- Annual cash incentive compensation is at risk and dependent upon company performance and the satisfaction of performance objectives.

The compensation committee generally allocates a higher percentage of total target compensation to the long-term incentive than to the target annual cash incentive for our higher level executives because they are in a better position to influence the company's long-term performance. The long-term incentive awards are paid in company common stock. These awards, and our stock ownership policy, promote ownership of our stock by the named executive officers. As a result, the compensation committee believes the named executive officers, as stockholders, will be motivated to deliver long-term value to all stockholders.

The compensation committee approved the following total target compensation for 2025:

NEO	Base Salary ($)	Target Annual Cash Incentive as a % of Base Salary	Target Long-Term Equity Incentive as a % of Base Salary	Total Target Compensation ($)
Brian R. Gray	1,000,000	120 %	375 %	5,950,000
Nathan W. Ring	545,000	75 %	170 %	1,880,250
Trevor J. Hastings	545,000	75 %	170 %	1,880,250
Karl A. Liepitz	485,000	75 %	170 %	1,673,250
Glenn R. Pladsen	425,000	75 %	125 %	1,275,000

2025 Compensation For Named Executive Officers

Annual Base Salary

We provide our named executive officers a base salary at a sufficient level to attract and retain executives with the knowledge, skills, and abilities necessary to successfully execute their job responsibilities. Consistent with our compensation philosophy of linking pay to performance, our named executive officers receive a relatively smaller percentage of their overall target compensation in the form of base salary. In establishing base salaries, the compensation committee considers each named executive officer's individual performance, the scope and complexities of their responsibilities, internal equity, and whether the base salary is competitive as measured against the base salaries of similarly situated executives in our compensation peer group and market compensation data.

The compensation committee reviews the base salaries payable to our named executive officers on an annual basis to ensure they remain competitive. The compensation committee considered information provided in a November 2024 compensation study when determining the base salaries of the company named executive officers for 2025. In November 2024, the compensation committee and board approved a larger increase for Mr. Gray to bring his salary more in line with the median salaries of CEOs within our peer group.

NEO	2025 Base Salary ($)	2024 to 2025 Increase
Brian R. Gray	1,000,000	14 %
Nathan W. Ring	545,000	4 %
Trevor J. Hastings	545,000	4 %
Karl A. Liepitz	485,000	2 %
Glenn R. Pladsen(1)	425,000	N/A

(1) Mr. Pladsen became an NEO in 2025.

Annual Cash Incentive Awards

We are committed to linking our annual cash incentive awards for our named executive officers to performance by rewarding achievement of pre-determined financial performance measures and ensuring our named executive officers are focused and accountable for our growth and profitability. The performance measures selected by the compensation committee are designed to ensure that compensation paid to the named executive officers reflects the success of Knife River.

In February 2025, the compensation committee approved a target annual cash incentive award for each named executive officer based on a percentage of each named executive officer's base salary and approved the annual cash incentive performance measures, which were applicable to all named executive officers, as well as the threshold, target and maximum award opportunity levels.

NEO	2025 Target Annual Cash Incentive % of Annual Base Salary	2024 Target Annual Cash Incentive % of Annual Base Salary
Brian R. Gray	120 %	115 %
Nathan W. Ring	75 %	75 %
Trevor J. Hastings	75 %	75 %
Karl A. Liepitz	75 %	75 %
Glenn R. Pladsen(1)	75 %	N/A

(1) Mr. Pladsen became an NEO in 2025.

The applicable performance metrics, weightings and other award details for each named executive officer are also described in more detail below.

Metric	Weighting	Definition/Notes
Adjusted EBITDA	90%	Adjusted EBITDA is a non-GAAP financial measure and is defined in this context as net income before interest expense (net of interest income), income taxes and depreciation, depletion and amortization expense, adjusted to exclude unrealized gains (losses) on benefit plan investments, stock-based compensation expense, impact of selling acquired inventory after markup to fair value as part of acquisition accounting, transaction costs incurred for acquisitions, divestitures or other strategic transactions not included in the plan, asset sale gains (losses), multiemployer pension plan withdrawal liabilities and certain other non-operating items.
TRIR	5%	Measure of incidents that result in an employee injury requiring medical treatment beyond first aid divided by total hours worked.
Workers Compensation Cost/Hour	5%	Measure of injury severity including all medical costs incurred resulting from work-related injury or illness.

Safety Modifier

The compensation committee approved the addition of a safety modifier as part of the 2025 annual incentive award program for executive officers. The safety modifier is based on management's completion of timely incident reviews of lost time injuries, potentially serious incidents, or otherwise based on the committee's assessment of management's performance relative to safety goals and initiatives. The compensation committee may apply the safety modifier to reduce the combined result of the TRIR and workers compensation cost per hour metrics of the annual cash incentive awards in the event the committee concludes management did not complete timely incident reviews or otherwise based on the committee's assessment of management's performance relative to safety goals and initiatives. If the safety modifier is applied to the combined result of the TRIR and workers compensation cost per hour metrics, the committee may reduce the combined safety metric of the annual cash incentive award by up to the full amount of the combined safety metric results.

Performance Targets and Payout Ranges

To determine the payout associated with each performance metric, the actual performance results are compared to the target performance metric, which results in the percent of target achieved. The payout percentages for actual performance between the specified threshold, target and maximum performance levels is interpolated on a straight-line basis. Achievement of results below the established threshold result in no payout. For the safety metrics, the lower the number, the higher the payout percentage. Pursuant to the terms of the plan and as set forth in the performance measures approved by the compensation committee, the Adjusted EBITDA, TRIR, and workers compensation cost per hour targets were adjusted to account for certain acquisitions completed in the year. The threshold, target and maximum performance levels as well as the associated payout opportunity are depicted in the following chart.

	Threshold		Target		Maximum	
Performance Measure	Results	Payout %	Results	Payout %	Results	Payout %
Adjusted EBITDA	$447.6 million	50 %	$559.5 million	100 %	$615.4 million	200 %
TRIR	2.25	50 %	1.96	100 %	1.76	200 %
Workers Compensation Cost/Hour	$0.33	50 %	$0.29	100 %	$0.26	200 %

2025 Performance Results

The 2025 performance metric results, percent of target achieved based on those results, and the associated payout percentages reflect the company's 2025 financial performance and are presented below:

Performance Measure	Approved Results	Payout Percentage	% of Award Opportunity Payout	Weighted Award Opportunity Payout %
Adjusted EBITDA	$496.3 million	71.8 %	90 %	64.6 %
TRIR	1.79	185.0 %	5 %	9.3 %
Workers Compensation Cost/Hour	0.18	200.0 %	5 %	10.0 %
Total			100.0 %	83.9 %

Based on our actual performance for 2025, the compensation committee approved the following 2025 cash incentive payouts for the named executive officers.

NEO	2025 Target Annual Cash Incentive ($)	Weighted Award Opportunity Payout %	2025 Actual Annual Cash Incentive ($)
Brian R. Gray	1,200,000	83.9 %	1,006,253
Nathan W. Ring	408,750	83.9 %	342,755
Trevor J. Hastings	408,750	83.9 %	342,755
Karl A. Liepitz	363,750	83.9 %	305,021
Glenn R. Pladsen	318,750	83.9 %	267,286

Safety Modifier

The compensation committee considered management's completion of timely incident reviews of lost time injuries, potentially serious incidents, and management's performance relative to safety goals and initiatives. Based upon management completing timely incident reviews and otherwise executing on the company's safety goals and initiatives the compensation committee did not apply the safety modifier to reduce the combined result of the TRIR and workers compensation cost / hour metrics of the annual cash incentive awards.

Long-Term Incentives

As discussed in more detail below, all of our named executive officers participated in the 2025 Knife River long-term incentive plan, which consisted of 65% PSUs that align long-term compensation with the achievement of pre-determined financial performance measures and 35% RSUs. The use of PSUs provides for alignment with stockholders' interests. The RSUs are designed to incentivize retention of our executives and alignment with the interests of our stockholders. Long-term incentive compensation comprised 63.0% of the CEO's 2025 total target compensation and 47.8% of the average of the other named executive officer's 2025 total target compensation. Any stock subsequently earned is subject to our stock ownership requirements.

Grant of 2025-2027 Long-Term Equity Incentive Awards

On February 27, 2025, the compensation committee determined the target number of PSUs and RSUs to be granted to each named executive officer by dividing the named executive officer's target long-term award amount by the average of the closing prices of our stock from the last ten trading days of January 2025, which was $104.18 per share. Based on this price, the compensation committee awarded the following long-term incentive awards:

NEO	Base Salary ($)	Target Long-Term Incentive of Base Salary (%)	Target Long-Term Incentive Value ($)	Target Performance Stock Units (#)	Time-Based Restricted Stock Units (#)
Brian R. Gray	1,000,000	375 %	3,750,000	23,396	12,599
Nathan W. Ring	545,000	170 %	926,500	5,780	3,114
Trevor J. Hastings	545,000	170 %	926,500	5,780	3,114
Karl A. Liepitz	485,000	170 %	824,500	5,144	2,770
Glenn R. Pladsen	425,000	125 %	531,250	3,314	1,786

The PSUs may be earned following a three-year performance period at the rate of 0% to 200% of target, based on the achievement of two equally-weighted performance measures:

- Total Stockholder Return (TSR) relative to that of peer companies over the three-year performance period used to measure alignment of the company's performance relative to a peer group of 36 select companies primarily within the Building Products, Construction & Engineering and Construction Materials Companies in the S&P 1000 Index; and
- Adjusted EBITDA margin growth over the three-year performance period to encourage continued operational margin growth and to align with the company's strategy to drive long-term, profitable growth.

The independent compensation consultant recommended, and the compensation committee approved, the peer group for purposes of the 2025-2027 TSR based PSUs as it is a stable, robust group of companies reflective of our company's size, value, and risk profile.

Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenues, as reported in the company's applicable earnings news release. Adjusted EBITDA used to calculate Adjusted EBITDA margin growth for the 2025 awards may be adjusted by the compensation committee to remove:

- Gains, losses or impairments on asset sales (including costs associated therewith) that are not in the ordinary course of business;
- Withdrawal liabilities relating to multiemployer pension plans; and/or
- Costs incurred for acquisitions or mergers.

Performance Targets and Payout Ranges

To determine the payout associated with each financial measure, the actual performance results are compared to the target performance measure, which results in the percent of target achieved. The payout percentages for actual performance between the specified threshold, target and maximum performance levels is interpolated on a straight-line basis. Achievement of results below the established threshold result in no payout. The threshold, target and maximum performance levels as well as the associated payout opportunity are depicted in the following chart.

	Threshold		Target		Maximum	
Performance Measure	Results	Payout %	Results	Payout %	Results	Payout %
Knife River's relative TSR Percentile Rank	25th	50 %	50th	100 %	75th or higher	200 %
Adjusted EBITDA Margin growth	50% of target	50 %	Target	100 %	150% of target	200 %

We do not disclose the Adjusted EBITDA margin growth target until payout as such disclosure could result in competitive harm and would reveal information about our long-range financial goals, which are not otherwise public.

Other Benefits

The company provides post-employment benefit plans and programs to its named executive officers. We believe it is important to provide post-employment benefits which approximate retirement benefits paid by other employers to executives in similar positions. The compensation committee periodically reviews the benefits provided to maintain a market-based benefits package. Our named executive officers participated in the following plans during 2025 which are described below:

Plans	Brian R. Gray	Nathan W. Ring	Trevor J. Hastings	Karl A. Liepitz	Glenn R. Pladsen
Pension Plans	No	No	Yes	Yes	No
401(k) Retirement Plan	Yes	Yes	Yes	Yes	Yes
Supplemental Income Security Plan	No	No	Yes	No	No
Company Contribution to Deferred Compensation Plan	No	Yes	Yes	Yes	Yes

Pension Plans

Effective in 2006, the Knife River Corporation Salaried Employees' Pension Plan (the "KRC pension plan") and the MDU Resources Group, Inc. Pension Plan for Non-Bargaining Unit Employees (the "MDU Resources pension plan") were closed to new employees, and as of December 31, 2009, the defined benefit plans were frozen. For further details regarding the pension plans, refer to the section entitled "Pension Benefits for 2025."

401(k) Retirement Plan

The named executive officers, as well as employees working a minimum of 1,000 hours per year, are eligible to participate in the Knife River Corporation 401(k) Retirement Plan (401(k) plan) and defer annual income up to the Internal Revenue Service (IRS) limit. The named executive officers receive a company match up to 3% depending on their elected deferral rate. Contributions and the company match are invested in various funds based on the employee's election including company common stock.

The company provides increased company contributions to our 401(k) plan in lieu of pension plan contributions. For employees hired after 2006 or employees who were not previously participants in either of the pension plans, the added retirement contribution is 5% of plan eligible compensation. For employees hired prior to 2006 who were participants in the pension plan, the added retirement contributions are based on the employee's age as of December 31, 2009. The retirement contribution is 5% for Mr. Gray, Mr. Ring and Mr. Pladsen, 9% for Mr. Hastings and 7% for Mr. Liepitz. These amounts may be reduced in accordance with the provisions of the 401(k) plan to ensure compliance with IRS limits.

Supplemental Income Security Plan

The company established the Supplemental Income Security Plan (SISP) in June 2023. The SISP provides participants with additional retirement income and/or death benefits payable for 15 years. For further details regarding the company's SISP, refer to the section entitled "Pension Benefits for 2025." Mr Hastings is the only named executive officer participating in the SISP.

Deferred Compensation Plan

The company provides a Deferred Compensation Plan (DCP) which provides a select group of management and other highly compensated employees the opportunity to defer compensation for retirement and other financial purposes. Participants in the plan may defer a portion of their salary and/or annual cash incentive. The compensation committee, upon recommendation from the CEO, may approve company contributions for select participants which vest over a three-year period. Company contributions recognize the participant's contributions to the company and serve as a retention tool. After satisfying the vesting requirements, distribution will be made in accordance with the terms of the plan. For further details regarding the company's DCP, refer to the section entitled "Nonqualified Deferred Compensation for 2025."

For 2025, the compensation committee selected and approved company contributions of $54,500 to Mr. Ring, $54,500 to Mr. Hastings, $48,500 to Mr. Liepitz, and $42,500 to Mr. Pladsen. These amounts represented 10% of their respective base salaries in effect as of January 1, 2025.

Change in Control Severance Plan

In August 2024, the compensation committee adopted the Knife River Corporation Change in Control Severance Plan (CIC plan). Under the CIC plan, if a participant's employment is terminated by the company other than for cause or by the participant for good reason (in each case, as defined in the CIC plan) and on or within two years following a change in control (as defined in the CIC plan), the company will pay or provide to the participant the following: (i) a cash amount equal to the participant's prorated target annual cash incentive for the year of termination, (ii) a cash amount equal to a multiple of the participant's annual base salary plus the participant's target annual cash incentive, and (iii) a cash amount equal to a multiple of the annualized premium cost for continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (COBRA). Mr. Gray has a multiple of 3x and each of Messrs. Ring, Hastings, Liepitz, and Pladsen have a multiple of 2x.

As a condition to receipt of the severance benefits, the CIC plan requires that each participant execute and not revoke a general release of claims against the company and agree to comply with one-year post-termination non-competition and employee and customer non-solicitation covenants, a two-year post-termination non-disparagement covenant, and a perpetual confidentiality covenant.

If any payment or benefits would cause a participant to become subject to the excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, then the payments and benefits under the CIC plan will be reduced to the extent required so that the participant would not be subject to the excise tax if such reduction would put the participant in a more favorable after-tax position than if the participant were to pay the excise tax.

In connection with the adoption of the CIC plan, the company has changed from "single trigger" to "double trigger" change in control vesting for employee equity awards, commencing with the 2025 equity awards. Commencing with the 2025 employee equity awards, such awards will not automatically vest upon a change in control, but instead will vest upon the grantee's qualifying termination of employment during a specified period following such change in control.

Compensation Decision Process for 2025

The process for making executive compensation decisions for 2025 is depicted below.

November 2024 Compensation Committee Meeting	• Received Market Analysis on executive compensation prepared by Meridian • Approved 2025 salary grade structure • Approved base salary, annual and long-term target incentive compensation opportunities for 2025
February 2025 Compensation Committee Meeting	• Approved annual cash incentive performance measures for 2025 • Approved grant of 2025-2027 long-term equity-based incentive awards including PSUs and RSUs
March 2026 Compensation Committee Meeting	• Approved results and payment of 2025 annual cash incentives

Role of Management and the Compensation Committee

The compensation committee is responsible for carrying out the philosophy and objectives of the board related to executive compensation. The performance of the CEO and each other executive officer is reviewed regularly by the compensation committee. Based on this review, the compensation committee sets compensation for all executive officers other than the CEO. Compensation decisions with respect to our Section 16 officers other than the CEO are based in part on recommendations by the CEO, with respect to salary adjustments and annual cash and equity awards. The compensation committee can accept, reject or modify any recommended adjustments or awards to Section 16 officers. For the CEO, the compensation committee recommends, and the board approves, the levels of annual adjustments and awards based on the criteria it deems to be appropriate under the circumstances with input from the independent compensation consultant.

Role of the Independent Compensation Consultant

The independent compensation consultant, Meridian, is engaged by and reports to the compensation committee. The compensation committee has determined that Meridian was independent from management and did not present any conflicts of interest in 2025. The compensation committee retains sole authority to hire or terminate Meridian, approve its compensation, determine the nature and scope of services, and evaluate performance. Meridian attends compensation committee meetings, either in person or by video conference, as requested, and communicates with the compensation committee chair between meetings as needed.

Meridian makes recommendations regarding, and proposes adjustments to, our executive officer compensation program as it deems appropriate. While Meridian works closely with the appropriate members of our executive management team in performing these activities, Meridian reports directly to the compensation committee and meets on a regular basis without management present. The compensation committee makes all final decisions.

Role of Peer Companies and Competitive Market Data

The compensation committee's independent consultant aids in the selection of appropriate peer companies for our compensation benchmarking peer group by evaluating potential peer companies in the construction materials, building products, construction and engineering, and other related industries within the material sector which are similar in size in terms of revenues and market capitalization as well as being based in the United States and publicly-traded on a major United States stock exchange.

For review of compensation of the CEO, CFO and CLO, the independent compensation consultant used market data from the 16 peer companies listed below with median revenues of $2.2 billion. The compensation committee targets each element of compensation for our executive officers at the 50th percentile of the market as determined by the benchmarking analysis, as well as other factors including experience, performance and responsibilities. For positions where peer company proxy data was not available, Meridian used compensation data from the proprietary Willis Towers Watson Executive Compensation Survey of 32 construction materials, construction & engineering, building products and broader material companies.

2025 Compensation Benchmarking Peer Group Companies[1]		
Allegion plc	Eagle Materials Inc.	Sterling Infrastructure, Inc.
Arcosa, Inc.	Gibraltar Industries, Inc.	Summit Materials, Inc.
Armstrong World Industries, Inc.	Granite Construction Incorporated	The AZEK Company Inc.
Compass Minerals International, Inc.	Martin Marietta Materials, Inc.	Vulcan Materials Company
Construction Partners, Inc.	Minerals Technologies Inc.	
Dycom Industries, Inc.	Simpson Manufacturing Co., Inc.	

(1) Masonite International Corporation was removed from the 2025 compensation benchmarking peer group due to being acquired by Owens Corning.

Compensation Governance

Impact of Tax and Accounting Treatment

The compensation committee may consider the impact of tax or accounting treatment in determining compensation. The compensation committee did not make any adjustments to the 2025 compensation program to address the impact of tax or accounting treatment. The compensation committee may also consider the accounting and cash flow implications of various forms of executive compensation. We expense salaries and annual cash incentive compensation as earned. For our equity awards, we record the accounting expense in accordance with Accounting Standards Codification Topic 718, which is generally expensed over the vesting period.

Stock Ownership Requirements

Executive officers are required within five years of June 1, 2023 (or, if later, the individual's appointment or promotion into an executive level position) to beneficially own our common stock equal to a multiple of their base salary as outlined in the stock ownership policy. Stock owned through our 401(k) plan, or by a spouse, is considered in ownership calculations as well as unvested RSUs. The level of stock ownership compared to the ownership requirement is determined based on the closing sale price of our stock on the last trading day of the year and base salary as of December 31 of the same year. The table shows the named executive officers' holdings as a multiple of their base salary as of December 31, 2025.

Name	Ownership Policy Multiple of Base Salary Within 5 Years	Actual Holdings as a Multiple of Base Salary	Ownership Requirement Must Be Met By:
Brian R. Gray	6X	5.1	06/01/2028
Nathan W. Ring	3X	3.6	06/01/2028
Trevor J. Hastings	3X	5.4	06/01/2028
Karl A. Liepitz	3X	6.0	06/01/2028
Glenn R. Pladsen	2X	3.7	06/01/2028

Stock Retention Requirement

The named executive officers must retain all vested share awards net of taxes if the executive has not met the stock ownership requirements under the company's stock ownership policy for executives.

Incentive Award Clawback Policy

The board has adopted the Incentive Compensation Recovery Policy, effective as of October 2, 2023, in accordance with Rule 10D-1 of the Exchange Act and the corresponding NYSE listing standards. The policy applies to our current and former executive officers as defined in Rule 10D-1, including the named executive officers and will be administered by the compensation committee. In the event we are required to prepare an accounting restatement to correct a material noncompliance with any financial reporting requirement under the securities laws, including restatements that correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the policy provides for the recovery of erroneously awarded incentive-based compensation received by executive officers on or after the policy's effective date. The recovery of such compensation applies regardless of whether an executive officer engaged in misconduct or otherwise caused or contributed to the requirement for a restatement.

Policy Regarding Hedging Stock Ownership

Our Insider Trading Policy prohibits executive officers, which includes our named executive officers, from hedging their ownership of company common stock. Executives may not enter into transactions that allow the executive to benefit from devaluation of our stock or otherwise own stock technically but without the full benefits and risks of such ownership. See the section entitled "Prohibitions on Hedging/Pledging Company Stock" for our policy on margin accounts and pledging of our stock.

Compensation Committee Report

The compensation committee is primarily responsible for reviewing, approving, and overseeing the company's compensation plans and practices and works with management and the committee's independent compensation consultant to develop the company executive compensation programs. The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Regulation S-K, Item 402(b), with management. Based on the review and discussions referred to in the preceding sentence, the compensation committee recommended to the board that the Compensation Discussion and Analysis be included in our Proxy Statement on Schedule 14A.

German Carmona Alvarez, Chair
Patricia Chiodo
Thomas W. Hill
Patricia L. Moss

Compensation Policies and Practices as They Relate to Risk Management

The company completed its annual risk assessment of our 2025 compensation programs and concluded that our compensation policies and practices do not create risks which could have a material adverse effect on the company. After review and discussion of the assessment with the management policy committee, the company identified the following practices designed to prevent excessive risk taking:

- Business management and governance practices:
  - The company continues to implement phases of a human capital management system and focused in areas to attract, recruit, train, develop, measure, and retain employees to achieve short and long-term objectives;
  - Risk management is a specific performance competency included in the annual performance assessment of executives;
  - Board oversight and authorization on capital expenditure and operating plans promotes careful consideration of financial assumptions;
  - Board approval on business acquisitions above a specific dollar amount or on any transaction involving the exchange of company common stock;
  - Employee integrity training programs and anonymous reporting systems;
  - Regular risk assessment reports at audit committee meetings; and
  - Prohibitions on holding company stock in an account that is subject to a margin call, pledging company stock as collateral for a loan, and hedging of company stock by executive officers and directors.
- Executive compensation practices:
  - Active compensation committee review of all executive compensation programs as well as comparison of company performance to its peer group;
  - Compensation committee annual review of compensation tally sheets for executive officers, reflecting the executive officer's target total compensation, realized total compensation, outstanding equity awards, and applicable retirement benefits;
  - Use of independent compensation consultants to assist in establishing pay targets and compensation structure;
  - Determination of a position's salary grade to be at or near the 50th percentile of base salaries paid to similar positions at peer group companies and/or relevant industry companies;
  - Consideration of peer group and/or relevant industry practices to establish appropriate compensation target amounts;
  - A balanced compensation mix of fixed salary as well as annual and long-term incentives tied to the company's financial and stock performance;
  - Use of interpolation for annual and long-term incentive awards to avoid payout cliffs;
  - Compensation committee negative discretion to adjust any annual cash incentive award payment downward;
  - Use of caps on annual cash incentive awards with the maximum of 200% of target;
  - Incentive compensation recovery policy and additional clawback provisions in the annual and long-term incentive plans in the event of a financial restatement;
  - Use of PSUs for 65% of the long-term incentive award opportunity with relative total stockholder return and Adjusted EBITDA margin growth performance measures;
  - Use of RSUs for 35% of the long-term incentive award opportunity to serve as a retention tool;
  - Use of three-year performance periods for PSUs and RSUs to discourage short-term risk-taking.
  - Substantive annual cash incentive goals measured by Adjusted EBITDA for all executives, which is an important measure to stockholders and encourages balanced performance comprising 90% of the annual cash incentive award opportunity;

- Inclusion of safety annual cash incentive goals comprising 10% of the total award opportunity to emphasize the company’s commitment to an industry leading safety culture;
- The compensation committee adjusts the annual cash incentive Adjusted EBITDA and safety targets to account for certain acquisitions completed in the year;
- Use of financial performance metrics that are readily monitored and reviewed;
- Regular review of companies in the compensation benchmarking peer group to ensure appropriateness and industry match;
- Stock ownership requirements for the board members and for executive officers; and
- Mandatory holding periods of net after-tax company stock awards to executives until stock ownership requirements are achieved.

Executive Compensation Tables

Summary Compensation Table for 2025

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)[2]	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)[3]	All Other Compensation ($) (i)[4]	Total ($) (j)
Brian R. Gray President and Chief Executive Officer (CEO)	2025	1,000,000	—	3,785,841	1,006,253	—	28,774	5,820,868
	2024	880,000	—	4,119,361	1,825,838	—	116,374	6,941,573
	2023	658,334	—	2,620,279	1,644,521	—	68,348	4,991,482
Nathan W. Ring Vice President and Chief Financial Officer (CFO)	2025	545,000	—	935,426	342,755	—	83,274	1,906,455
	2024	525,000	—	1,114,035	710,399	—	80,874	2,430,308
	2023	394,408	—	661,819	624,096	—	58,829	1,739,152
Trevor J. Hastings Vice President and Chief Operating Officer (COO)	2025	545,000	—	935,426	342,755	61,030	94,274	1,978,485
	2024	525,000	—	1,114,035	710,399	—	94,674	2,444,108
	2023	466,904	100,000	768,210	752,381	58,062	82,322	2,227,879
Karl A. Liepitz Vice President, Chief Legal Officer and Secretary (CLO)	2025	485,000	—	832,371	305,021	3,358	84,251	1,710,001
	2024	475,000	—	1,007,980	642,742	—	82,736	2,208,458
	2023	470,000	—	867,663	756,879	8,525	82,428	2,185,495
Glenn R. Pladsen [1] Vice President and Chief Excellence Officer (CXO)	2025	425,000	—	536,385	267,286	—	71,158	1,299,829

(1) Mr. Pladsen was not an NEO for purposes of the Summary Compensation Table in 2024 or 2023.

(2) Amounts in this column represent the aggregate grant date fair value of RSUs and PSUs at target calculated in accordance with generally accepted accounting principles for stock-based compensation in Accounting Standards Codification Topic 718 and as described in Note 12 of our audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2025. This column was prepared assuming none of the awards were or will be forfeited. For 2025, the aggregate grant date fair value of the outstanding PSUs assume the highest level of payout would be as follows:

Name	Aggregate Grant Date Fair Value at Highest Payout ($)
Brian R. Gray	6,398,589
Nathan W. Ring	1,580,908
Trevor J. Hastings	1,580,908
Karl A. Liepitz	1,406,827
Glenn R. Pladsen	906,476

(3) Amounts shown for 2025 represent the change in the actuarial present value for the named executive officers' accumulated benefits under the pension plan and SISP. There were no above-market earnings on deferred compensation in 2025.

Name	Accumulated Pension Change ($)
Brian R. Gray	—
Nathan W. Ring	—
Trevor J. Hastings	61,030
Karl A. Liepitz	3,358
Glenn R. Pladsen	—

(4) All Other Compensation for 2025 is comprised of:

Name	401(k) Plan ($)[(a)]	Nonqualified Deferred Compensation Plan ($)[(b)]	Life Insurance Premium ($)	Total ($)
Brian R. Gray	28,000	—	774	28,774
Nathan W. Ring	28,000	54,500	774	83,274
Trevor J. Hastings	39,000	54,500	774	94,274
Karl A. Liepitz	35,000	48,500	751	84,251
Glenn R. Pladsen	28,000	42,500	658	71,158

(a) Represents Knife River contributions to the 401(k) plan, which includes matching contributions and retirement contributions associated with the frozen pension plan as of December 31, 2009.

(b) Represents Knife River contribution amounts to the DCP, which are approved by the compensation committee. For further information, see the section entitled "Nonqualified Deferred Compensation for 2025."

Grants of Plan-based Awards in 2025

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards: Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Estimated Future Payouts Under Equity Incentive Plan Awards: Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	Grant Date Fair Value of Stock and Option Awards ($) (l)
Brian R. Gray	2/27/2025 (1)	600,000	1,200,000	2,400,000					
	2/27/2025 (2)				11,698	23,396	46,792		2,612,748
	2/27/2025 (3)							12,599	1,173,093
Nathan W. Ring	2/27/2025 (1)	204,375	408,750	817,500					
	2/27/2025 (2)				2,890	5,780	11,560		645,482
	2/27/2025 (3)							3,114	289,945
Trevor J. Hastings	2/27/2025 (1)	204,375	408,750	817,500					
	2/27/2025 (2)				2,890	5,780	11,560		645,482
	2/27/2025 (3)							3,114	289,945
Karl A. Liepitz	2/27/2025 (1)	181,875	363,750	727,500					
	2/27/2025 (2)				2,572	5,144	10,288		574,456
	2/27/2025 (3)							2,770	257,915
Glenn R. Pladsen	2/27/2025 (1)	159,375	318,750	637,500					
	2/27/2025 (2)				1,657	3,314	6,628		370,091
	2/27/2025 (3)							1,786	166,294

(1) The amounts shown in this row represent the annual cash incentive that could have been earned in 2025, payable in 2026, granted pursuant to the Knife River Corporation Executive Incentive Compensation Plan.

(2) PSUs for the 2025-2027 performance period granted pursuant to the Knife River Corporation Long-Term Performance-Based Incentive Plan.

(3) RSUs for the 2025-2027 vesting period granted pursuant to the Knife River Corporation Long-Term Performance-Based Incentive Plan.

Narrative Discussion Relating to the Summary Compensation Table and Grants of Plan-Based Awards Table

Annual Cash Incentive

The compensation committee and company management recommended the 2025 annual cash incentive award for our named executive officers. The compensation committee approved these opportunities for our named executive officers except the CEO and the board approved these opportunities for the CEO at their February 2025 meetings. The awards at threshold, target, and maximum are reflected in columns (c), (d), and (e), respectively, of the Grants of Plan-Based Awards Table. The actual amount paid with respect to 2025 performance is reflected in column (g) of the Summary Compensation Table.

As described in the "Annual Cash Incentives" section of the "Compensation Discussion and Analysis," payment of annual cash incentive awards is dependent upon achievement of performance measures; actual payout may range from 0% to 200% of the target.

All our named executive officers were awarded their annual cash incentives pursuant to the Knife River Corporation Executive Incentive Compensation Plan. The compensation committee has full discretion to determine the extent to which goals have been achieved, the payment level, and whether to adjust payment of awards downward based upon individual performance. For further discussion of the specific 2025 incentive plan performance measures and results, see the "Annual Cash Incentive Awards" section in the "Compensation Discussion and Analysis."

Long-Term Incentive

The compensation committee recommended long-term incentive awards for the named executive officers in the form of 65% PSUs and 35% RSUs, which were approved by the compensation committee for our named executive officers except the CEO and by the board for the CEO at their February 2025 meetings. The portion of the long-term incentive associated with PSUs are presented as the number of PSUs at threshold, target, and maximum in columns (f), (g), and (h) of the Grants of Plan-Based Awards Table. The value of the long-term performance-based incentive is based on the aggregate grant date fair value and is included in the amount recorded in column (e) of the Summary Compensation Table and column (l) of the Grant of Plan-Based Awards Table.

Depending on the achievement of the performance measures associated with our 2025-2027 performance period measured as of December 31, 2027, executives will receive from 0% to 200% of the target PSUs in March 2028.

The portion of the long-term incentive associated with RSUs are presented as the number of units in column (i) of the Grants of Plan-Based Awards Table. The value of the RSUs is based on the aggregate grant date value and is included in the amount recorded in column (e) of the Summary Compensation Table and column (l) of the Grant of Plan-Based Awards Table.

The 2025-2027 RSUs will vest on December 31, 2027, if the executives remain employed with the company through the vesting date, unless there is an acceleration of vesting due to retirement, death or disability as described in the award agreement. Settlement of the RSUs will occur in January 2028.

Salary and Bonus in Proportion to Total Compensation

The following table shows the proportion of salary and bonus to total compensation as presented in the Summary Compensation Table. Bonuses for purposes of this table and the Summary Compensation Table refer to discretionary payments to executive officers outside of our executive incentive plans as described above. No other bonuses were paid to the executive officers in 2025.

Name	Salary ($)	Bonus ($)	Total Compensation ($)	Salary and Bonus as a % of Total Compensation
Brian R. Gray	1,000,000	—	5,820,868	17.2 %
Nathan W. Ring	545,000	—	1,906,455	28.6 %
Trevor J. Hastings	545,000	—	1,978,485	27.5 %
Karl A. Liepitz	485,000	—	1,710,001	28.4 %
Glenn R. Pladsen	425,000	—	1,299,829	32.7 %

Outstanding Equity Awards at Fiscal Year-End 2025

The following table sets forth information regarding RSUs and PSUs that had not vested for each named executive officer as of December 31, 2025.

	Stock Awards			
Name (a)	Number of Shares or Units of Stock That Have Not Vested (#) (g)[(1)]	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)[(2)]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)[(3)]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)[(4)]
Brian R. Gray	30,368	2,136,389	56,396	3,967,458
Nathan W. Ring	7,919	557,102	14,705	1,034,497
Trevor J. Hastings	7,919	557,102	14,705	1,034,497
Karl A. Liepitz	7,118	500,751	13,219	929,957
Glenn R. Pladsen	3,939	277,109	7,314	514,540

(1) Below is a breakdown by year of outstanding RSUs.

Name	2024 Award to Vest on December 31, 2026 (#)	2025 Award to Vest on December 31, 2027 (#)	Total (#)
Brian R. Gray	17,769	12,599	30,368
Nathan W. Ring	4,805	3,114	7,919
Trevor J. Hastings	4,805	3,114	7,919
Karl A. Liepitz	4,348	2,770	7,118
Glenn R. Pladsen	2,153	1,786	3,939

(2) Value based on the number of RSUs reflected in columns (g), as applicable, multiplied by $70.35, the year-end per share closing stock price for 2025.

(3) PSUs that will vest on December 31, 2026 and 2027, are shown at the target level (100%) based on results for the first years of the performance period being between threshold and target. Below is a breakdown by year of outstanding PSUs

Name	2024 Award to Vest on December 31, 2026 (#)	2025 Award to Vest on December 31, 2027 (#)	Total (#)
Brian R. Gray	33,000	23,396	56,396
Nathan W. Ring	8,925	5,780	14,705
Trevor J. Hastings	8,925	5,780	14,705
Karl A. Liepitz	8,075	5,144	13,219
Glenn R. Pladsen	4,000	3,314	7,314

(4) Value based on the number of PSUs reflected in column (i), as applicable, multiplied by $70.35, the year-end per share closing stock price for 2025.

Option Exercises and Stock Vested During 2025

Name (a)	Stock Awards Number of Shares Acquired on Vesting (#) (d)[1]	Stock Awards Value Realized on Vesting ($) (e)[2]
Brian R. Gray	62,923	4,426,633
Nathan W. Ring	15,751	1,108,083
Trevor J. Hastings	18,739	1,318,289
Karl A. Liepitz	21,885	1,539,610
Glenn R. Pladsen	8,490	597,272

(1) Reflects RSUs which vested on December 31, 2025, and were settled on February 12, 2026.

(2) Reflects the value of RSUs based on the closing stock price of $70.35 per share upon the vesting of stock on December 31, 2025.

Pension Benefits for 2025

Name (a)	Plan Name (b)[1]	Number of Years Credited Service (#) (c)[2]	Present Value of Accumulated Benefit ($) (d)
Brian R. Gray	Pension	n/a	—
	SISP	n/a	—
Nathan W. Ring	Pension	n/a	—
	SISP	n/a	—
Trevor J. Hastings	Pension	13	297,648
	SISP	10	381,075
Karl A. Liepitz	Pension	6	35,437
	SISP	n/a	—
Glenn R. Pladsen	Pension	n/a	—
	SISP	n/a	—

(1) Messrs. Gray, Ring and Pladsen do not participate in the pension plan or SISP. Mr. Hastings participates in the KRC pension plan and the SISP. Mr. Liepitz is a vested term participant in the MDU Resources pension plan.

(2) Years of credited service related to the pension plan reflects the years of participation in the plan as of December 31, 2009, when the pension plan was frozen. Years of credited service related to the SISP reflects the years toward full vesting of the benefit which is 10 years.

The amounts shown for the KRC pension plan and SISP represent the actuarial present values of the executives' accumulated benefits accrued as of December 31, 2025, calculated using:

- A 5.01% discount rate for the SISP;
- A 5.19% discount rate for the KRC pension plan;
- The Society of Actuaries Pri-2012 Total Dataset Mortality with Scale MP-2021 (post commencement only); and
- No recognition of pre-retirement mortality.

The actuary assumed a retirement age of 60 for the pension and SISP benefits and assumed retirement benefits commence at age 60 for the pension and age 65 for SISP benefits.

Pension Plans

The named executive officers that participate in a pension plan participate in either the KRC pension plan or the MDU Resources pension plan. Knife River was formerly a wholly owned subsidiary of MDU Resources and certain named executive officers were participants of the MDU Resources pension plan. Both plans apply to employees hired before 2006 and were amended to cease benefit accruals as of December 31, 2009. The benefits under both pension plans are based on a participant's average annual salary over the 60 consecutive month period where the participant received the highest annual salary between 1999 and 2009. Benefits are paid as straight life annuities for single participants and as actuarially reduced annuities with a survivor benefit for married participants unless they choose otherwise.

Supplemental Income Security Plan

The SISP was offered to select key managers and executives with benefits determined by reference to levels defined within the plan. Participation in the SISP was only available to employees that were participants in the MDU Resources Supplemental Income Security Plan prior to May 22, 2023. The SISP is intended to augment the retirement income provided under the pension plans and is payable to the participant or their beneficiary for a period of 15 years. The SISP benefits are subject to a vesting schedule where participants are 100% vested after ten years of participation in the plan. The annual SISP retirement benefit is $64,320 for Mr. Hastings. The annual SISP death benefit is $128,640 for Mr. Hastings.

Participants can elect to receive the SISP as:

- Monthly retirement benefits only;
- Monthly death benefits paid to a beneficiary only; or
- A combination of retirement and death benefits, where each benefit is reduced proportionately.

Regardless of the election, if the participant dies before the SISP retirement benefit commences, only the SISP death benefit is provided.

The SISP benefits are forfeited if the participant's employment is terminated for cause.

Nonqualified Deferred Compensation for 2025

Deferred Annual Cash Incentive Compensation

Executives participating in the MDU Resources Executive Incentive Compensation Plan could elect to defer up to 100% of their annual cash incentive awards which would accrue interest at a rate determined each year based on an average of the Treasury High Quality Market Corporate Bond Yield Curve for the last business day of each month for the twelve month period from October to September. The interest rate in effect for 2025 was 5.41%. Payment of deferred amounts is in accordance with the participant's election either as lump sum or in monthly installments not to exceed 120 months, following termination of employment or beginning in the fifth year following the year the award was earned. In the event of a change in control, all amounts deferred would immediately become payable. For purposes of deferred annual cash incentive compensation, a change in control is defined as:

- An acquisition during a 12-month period of 30% or more of the total voting power of our stock;
- An acquisition of our stock that, together with stock already held by the acquirer, constitutes more than 50% of the total fair market value or total voting power of our stock;
- Replacement of a majority of the members of our board during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of our board; or
- Acquisition of our assets having a gross fair market value at least equal to 40% of the gross fair market value of all of our assets.

The deferred compensation provision of the MDU Resources Executive Incentive Compensation Plan was frozen to new contributions effective January 1, 2021. Knife River established the Knife River Corporation Executive Incentive Compensation Plan effective with the Separation, including the deferred compensation provision as described in the Deferred Compensation Plan section below.

Nonqualified Defined Contribution Plan

MDU Resources adopted the Nonqualified Defined Contribution Plan, effective January 1, 2012, to provide deferred compensation for a select group of employees. Knife River established the Knife River Corporation Nonqualified Defined Contribution Plan effective with the Separation. Company contributions to participant accounts were approved by the compensation committee and constitute an unsecured promise of the company to make such payments. Participant accounts capture the hypothetical investment experience based on the participant's elections. Participants may select from a group of investment options including fixed income, balance/asset allocation, and various equity offerings. Contributions made prior to 2017 vested four years after each contribution while contributions made in and after 2017 vest ratably over a three-year period in accordance with the terms of the plan. Participants may elect to receive their vested contributions and investment earnings either in a lump sum or in annual installments over a period of years upon separation from service with the company. Plan benefits become fully vested if the participant dies while actively employed. Benefits are forfeited if the participant's employment is terminated for cause. The company's Nonqualified Defined Contribution Plan was frozen to new participants and contributions effective January 1, 2021.

Deferred Compensation Plan

The company adopted the DCP, effective upon the Separation, which mirrored the terms of the MDU Resources Deferred Compensation Plan. Under the company's DCP, participants can defer up to 80% of base salary and up to 100% of their annual cash incentive payment. The company provides discretionary credits to select individuals recommended by the CEO and approved by the compensation committee. Participants are 100% vested in their contributions of salary and/or annual cash incentive but vesting of discretionary employer credits occurs ratably over three years. Participants can establish one or more retirement or in-service accounts which capture the hypothetical investment experience based on a suite of investment options. Participants may elect to receive their vested contributions and investment earnings either in a lump sum or in annual installments over a period of years upon a qualifying distribution event. Plan benefits become fully vested if the participant dies or becomes disabled while actively employed. Benefits are forfeited if the participant's employment is terminated for cause.

The table below represents the combined participant earnings and participant balances under all three nonqualified plans.

Name (a)	Executive Contributions in Last FY ($) (b)[1]	Registrant Contributions in Last FY ($) (c)[2]	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Brian R. Gray	—	—	93,395	—	676,294
Nathan W. Ring	—	54,500	56,108	—	415,904
Trevor J. Hastings	—	54,500	58,397	—	471,182
Karl A. Liepitz	—	48,500	52,010	—	382,669
Glenn R. Pladsen	216,502	42,500	207,559	—	1,768,651

(1) These amounts are part of the annual incentives shown in the Summary Compensation Table.

(2) Represents contributions made in 2025 by the company under the DCP. These amounts are included in all Other Compensation shown in the Summary Compensation Table.

Potential Payments Upon Termination or Change in Control

The Potential Payments upon Termination or Change in Control Table shows the payments and benefits our named executive officers would receive in connection with a variety of employment termination scenarios or upon a change in control. The information assumes the terminations or the change in control occurred on December 31, 2025 . The scenarios include:

- Voluntary or Not for Cause Termination;
- Death;
- Disability;
- Change in Control with Termination; and
- Change in Control without Termination.

The table excludes compensation and benefits our named executive officers would earn during their employment with us whether or not a termination or change in control event had occurred. The tables also do not include benefits under plans or arrangements generally available to all salaried employees and that do not discriminate in favor of the named executive officers, such as benefits under a qualified defined benefit pension plan (for employees hired before 2006), accrued vacation pay, continuation of health care benefits, and life insurance benefits. The tables also do not include deferred compensation under the Knife River Corporation Executive Incentive Compensation Plan, Knife River Corporation Nonqualified Defined Contribution Plan, or the Knife River Corporation Deferred Compensation Plan. These amounts are shown and explained in the “Nonqualified Deferred Compensation for 2025” table. This table does not include SISP or SISP death benefits. These are explained in the “Pension Benefits for 2025” table.

Change in Control Severance Plan

All named executive officers are participants in the CIC plan and would receive benefits under the CIC plan if a participant experiences a qualifying termination. A qualifying termination means termination of a participant's employment, during the two-year period beginning on and including the date of a change in control, by the participant for good reason or by the company other than for cause. Termination of employment due to a participant's death or disability will not qualify the participant for benefits under the CIC plan. For purposes of the CIC plan, (i) change in control has the meaning given to such term in the LTIP (as defined below); (ii) good reason is defined to include a reduction in the participant's base salary, target annual cash incentive, or target annual long term incentive; a relocation of the participant's primary place of employment by more than fifty miles, or a material reduction in the participant's titles, authority, reporting relationship, duties, or responsibilities; (iii) and cause is defined to include the participant's conviction of a felony, fraud or dishonesty, or willful nonfeasance. Upon a qualifying termination, the company will pay or provide to the participant the following:

- A cash amount equal to the participant's prorated target annual cash incentive for the year of termination,
- A cash amount equal to a multiple of the participant's annual base salary plus the participant's target annual cash incentive, and
- A cash amount equal to a multiple of the annualized premium cost for continued coverage under COBRA.

Mr. Gray has a multiple of 3x and each of Messrs. Ring, Hastings, Liepitz, and Pladsen have a multiple of 2x. As a condition to receipt of the severance benefits, the CIC plan requires that each participant execute and not revoke a general release of claims against the company and agree to comply with one-year post-termination non-competition and employee and customer non-solicitation covenants, a two-year post-termination non-disparagement covenant, and a perpetual confidentiality covenant. If a payment or benefits would cause a participant to become subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, then the payments and benefits under the CIC plan will be reduced to the extent required so that the participant would not be subject to the excise tax if such reduction would put the participant in a more favorable after-tax position than if the participant were to pay the excise tax.

Annual Cash Incentive

All named executive officers were granted their 2025 annual cash incentive award under the Executive Incentive Compensation Plan, which requires participants to remain employed with the company through the service year to be eligible for a payout, unless otherwise determined by the compensation committee for executive officers, employment termination after age 65, or as provided under the CIC plan. All our scenarios assume a termination or change in control event on December 31, 2025. In these scenarios, the named executive officers would be considered employed for the entire performance period and would be eligible to receive their annual cash incentive award based on the level that the performance measures were achieved. Therefore, no amounts are shown for annual cash incentives in the tables, as they would be eligible to receive their annual cash incentive award with or without a termination or change in control on December 31, 2025.

Long-Term Incentive

All named executive officers received their equity share awards under the LTIP which consist of PSUs and RSUs for the 2024-2026 and 2025-2027 vesting periods. For purposes of calculating the PSUs and RSUs values shown in the Potential Payments upon Termination or Change in Control Table, the number of vesting shares was multiplied by $70.35, the closing market price for the last business day of the year, which was December 31, 2025.

Voluntary or Not for Cause Termination

For our PSUs, if a participant terminates employment for any reason, other than a change in control, or prior to reaching age 55 with 10 years of service, their PSUs are forfeited.

If a participant's employment terminates after reaching age 55 and completing 10 years of service, PSUs are prorated as follows:

- Termination of employment during the first year of the vesting period = equity share awards are forfeited;
- Termination of employment during the second year of the vesting period = equity share awards earned are prorated based on the number of months employed during the vesting period based on the performance metrics; and

- Termination of employment during the third year of the vesting period = full amount of any equity share awards earned are received, based on the performance metrics.

Under this scenario:

- Messrs. Gray and Pladsen would receive prorated PSUs for the 2024-2026 award as they have reached the age of 55 and have 10 or more years of service. Because this is the second year of the performance period for the 2024-2026 award, at the end of the performance period all PSUs earned by Messrs. Gray and Pladsen would be prorated based on the number of months employed during the vesting period based on the performance metrics. As Messrs. Ring, Hastings, and Liepitz have not reached the age of 55, all PSUs for the 2024-2026 award would be forfeited.

- Messrs. Gray and Pladsen would receive PSUs for the 2025-2027 award as they have reached the age of 55 and have 10 or more years of service. However, because this is the first year of the performance period for the 2025-2027 award, all PSUs would be forfeited. As Messrs. Ring, Hastings, and Liepitz have not reached the age of 55, all PSUs for the 2025-2027 award would be forfeited.

For our RSUs, if a participant terminates employment for any reason other than a change in control or before the participant has reached age 55 with 10 years of service, the RSUs are forfeited. If a participant's employment terminates after reaching age 55 and completing 10 years of service, RSUs are prorated as follows:

- Termination of employment during the first year of the vesting period = RSUs are forfeited;
- Termination of employment during the second year of the vesting period = RSUs earned are prorated based on the number of months employed during the vesting period; and
- Termination of employment during the third year of the vesting period = full amount of any RSUs earned are received.

Under this scenario, Messrs. Gray and Pladsen, who have reached age 55, would have forfeited the RSUs granted in 2025, would have vested in 2/3 of the RSUs granted in 2024 based on 24 out of 36 months of the vesting period, and the RSUs granted in 2023 would have vested by their terms regardless of termination. Since Messrs. Ring, Hastings, and Liepitz have not reached age 55, the RSUs granted in 2023 would have vested by their terms regardless of termination, and they would have forfeited the RSUs granted in 2024 and 2025.

Death or Disability

For our 2024-2026 PSUs, in the event of death or disability prior to reaching age 55 with 10 years of service, all PSUs are forfeited. In the event of death or disability after reaching age 55 and completing 10 years of service, PSUs are prorated as follows:

- Termination of employment during the first year of the vesting period = equity share awards are forfeited;

- Termination of employment during the second year of the vesting period = equity share awards earned are prorated based on the number of months employed during the vesting period based on the performance metrics; and

- Termination of employment during the third year of the vesting period = full amount of any equity share awards earned are received based on the performance metrics.

For our 2025-2027 PSUs, the company updated for a death or disability to provide payment at target and are prorated based on the number of full months of employment completed prior to the death or disability during the performance period. Under this scenario, all our named executive officers would have vested in 1/3 of the PSUs granted in 2025 based on 12 out of 36 months of the vesting period.

For our RSUs, all participants would earn RSUs prorated based on the number of full months of employment completed prior to death or disability during the vesting period. Under this scenario, all our named executive officers would have vested in 1/3 of the RSUs granted in 2025 based on 12 out of 36 months of the vesting period, in 2/3 of the RSUs granted in 2024 based on 24 out of 36 months of the vesting period, and the RSUs granted in 2023 would have vested by their terms regardless of termination.

Change in Control

A change in control is defined in the LTIP as:

- The acquisition by an individual, entity, or group of 20% or more of our then outstanding common stock, subject to certain exceptions;
- A majority of our board whose election or nomination was not approved by a majority of the incumbent board members, subject to certain exceptions;
- Consummation of a merger or similar transaction or sale of all or substantially all of our assets, unless our stockholders immediately prior to the transaction beneficially own more than 60% of the outstanding common stock and voting power of the resulting corporation in substantially the same proportions as before the merger, no person owns 20% or more of the resulting corporation's outstanding common stock or voting power except for any such ownership that existed before such transaction and at least a majority of the board of the resulting corporation is comprised of our directors; or
- Stockholder approval of our liquidation or dissolution.

In the case of a change in control (with or without termination) both the PSUs and the RSUs for the 2024-2026 vesting period would be deemed fully earned and vest at their target levels for the named executive officers.

In connection with the company's adoption of the CIC plan, the company has changed from "single trigger" to "double trigger" change in control vesting for equity awards. Commencing with the 2025-2027 PSU and RSU awards, such awards will not automatically vest upon a change in control, but instead will vest only if there is a termination of employment by the participant for good reason (as defined in the CIC plan) or by the company other than for cause (as defined in the CIC plan) during the two-year period beginning on and including the date of a change in control. Under this scenario, all 2025-2027 awards would not vest as it is assumed the participants would continue employment upon the event of a change in control.

Benefits

Disability

We provide disability benefits to some of our salaried employees equal to 60% of their base salary, subject to a salary limit of $200,000 for officers and $100,000 for other salaried employees. For all eligible employees, disability payments continue until as follows:

Age When Disabled	Benefits Payable
Prior to age 60	To age 65
Ages 60 to 64	60 months
Ages 65-67	To age 70
Age 68 and over	24 months

Disability benefits are reduced for amounts paid as retirement benefits which include pension and SISP benefits. The disability payments in the Potential Payments upon Termination or Change in Control Table reflect the present value of the disability benefits attributable to the additional $100,000 of base salary recognized for executives under our disability program, subject to the 60% limitation, after reduction for amounts that would be paid as retirement benefits. For Mr. Hastings, who participates in the KRC pension plan, and Mr. Liepitz who is a vested term in the MDU Resources pension plan, the amount represents the present value of the disability benefit after reduction for retirement benefits using a discount rate of 5.19% for the pension plans. For Messrs. Gray, Ring, and Pladsen who do not participate in the pension plans, the amount represents the present value of the disability benefit without reduction for retirement benefits using the discount rate of 5.01%, which is considered a reasonable rate for purposes of the calculation.

Potential Payments upon Termination or Change in Control Table

Executive Benefits and Payments upon Termination or Change in Control	Voluntary or Not for Cause Termination ($)	Death ($)	Disability ($)	Change in Control (With Termination) ($)	Change in Control (Without Termination) ($)
Brian R. Gray					
Compensation:					
PSUs	1,547,700	2,096,336	2,096,336	3,967,459	2,321,550
RSUs	833,366	1,128,813	1,128,813	2,136,389	1,250,049
Cash Payments under CIC Plan	—	—	—	6,866,268	—
Benefits and Perquisites:					
Disability Benefits	—	—	448,434	—	—
	2,381,066	**3,225,149**	**3,673,583**	**12,970,115**	**3,571,599**
Nathan W. Ring					
Compensation:					
PSUs	—	135,541	135,541	1,034,497	627,874
RSUs	—	298,378	298,378	557,102	338,032
Cash Payments under CIC Plan	—	—	—	2,097,994	—
Benefits and Perquisites:					
Disability Benefits	—	—	617,686	—	—
	—	**433,919**	**1,051,605**	**3,689,593**	**965,906**
Trevor J. Hastings					
Compensation:					
PSUs	—	135,541	135,541	1,034,497	627,874
RSUs	—	298,378	298,378	557,102	338,032
Cash Payments under CIC Plan	—	—	—	2,050,656	—
Benefits and Perquisites:					
Disability Benefits	—	—	377,751	—	—
	—	**433,919**	**811,670**	**3,642,255**	**965,906**
Karl A. Liepitz					
Compensation:					
PSUs	—	120,627	120,627	929,957	568,076
RSUs	—	268,878	268,878	500,751	305,882
Cash Payments under CIC Plan	—	—	—	1,874,100	—
Benefits and Perquisites:					
Disability Benefits	—	—	670,954	—	—
	—	**389,505**	**1,060,459**	**3,304,807**	**873,958**
Glenn R. Pladsen					
Compensation:					
PSUs	187,600	265,313	265,313	514,540	281,400
RSUs	100,976	142,857	142,857	277,109	151,464
Cash Payments under CIC Plan	—	—	—	1,609,438	—
Benefits and Perquisites:					
Disability Benefits	—	—	296,698	—	—
	288,576	**408,171**	**704,869**	**2,401,087**	**432,864**

CEO Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing information regarding the relationship of the median of the annual total compensation of our employees and the annual total compensation of Brian R. Gray, our president and chief executive officer. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

To identify our median employee and to determine the annual total compensation of the median employee and our CEO, we used the following methodology and material assumptions, adjustments and estimates:

- We used the same median employee as identified in the prior fiscal year. The 2024 median employee was determined by using the November 9, 2024 employee population, which consisted of approximately 5,748 individuals working at the company and its consolidated subsidiaries, all of which are located within the United States, and by looking at the amount of compensation reported to the Internal Revenue Service on Form W-2 (as reflected in our payroll records).
- We have a reasonable belief that using the same median employee will not result in a significant change to the pay ratio disclosure as there have been no material changes for this individual or our employee compensation structure.
- Our median employee is an hourly paid employee with seven years of work history at a subsidiary company with compensation consisting of wages, bonus, company 401(k) matching contributions, profit sharing and life insurance premiums.
- Once determined, we categorized the median employee's compensation using the same methodology as the compensation components reported in the Summary Compensation Table.

For 2025, our last completed fiscal year:

- The annual total compensation for our median employee was $90,710; and
- The annual total compensation of our CEO, as reported in the Summary Compensation Table, was $5,820,868.

Based on this information, for 2025, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees (other than our CEO) was 64 to 1.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing information regarding the Compensation Actually Paid (CAP), as defined by SEC rules, to our named executive officers and certain company financial performance. As permitted by SEC rules, we are providing such disclosure for only 2025, 2024 and 2023, because we were not a reporting company pursuant to Section 13(a) or 15(d) of the Exchange Act prior to such years. The CAP amounts shown in the table below do not reflect the actual amount of compensation earned by or paid to our executives during the applicable year. Please refer to the "Compensation Discussion and Analysis" section in this Proxy Statement for a complete description of how executive compensation relates to company performance and how the compensation committee makes its decisions.

					Value of initial fixed $100 investment based on:			
Year[(1)]	Summary Compensation Table Total for Principal Executive Officer (PEO) ($)[(2)]	Compensation Actually Paid to PEO ($)[(3)]	Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($)[(4)]	Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)[(5)]	Total Stockholder Return ($)[(6)]	Peer Group Total Stockholder Return ($)[(7)]	Net Income (in thousands) ($)	Company Selected Measure - Adjusted EBITDA (in thousands) ($)[(8)]
2025	5,820,868	(242,494)	1,723,693	291,020	200.89	122.23	157,074	496,307
2024	6,941,573	11,332,653	2,125,439	3,513,404	290.23	117.14	201,678	469,502
2023	4,991,482	6,535,447	1,835,172	2,665,370	188.98	120.11	182,872	432,421

(1) Our PEO for 2023-2025 was Brian R. Gray. Our non-PEO named executive officers for 2025 were Nathan W. Ring, Trevor J. Hastings, Karl A. Liepitz and Glenn R. Pladsen and for 2024 and 2023 were Nathan W. Ring, Trevor J. Hastings, Karl A. Liepitz and Nancy K. Christenson.

(2) Represents Mr. Gray's total compensation as shown in the Summary Compensation Table (SCT) for 2025.

(3) To arrive at 2025 CAP for Mr. Gray, total compensation as reported in the SCT was adjusted for the following:

	2025
SCT Total Compensation for the PEO	5,820,868
less: Reported Value of Stock Awards in the SCT	3,785,841
plus: Stock Award Adjustments[(a)]	(2,277,521)
less: Change in Actuarial Present Value of Defined Benefit and Pension Plans as Reported in the SCT	—
plus: Aggregate Service Cost and Prior Service Costs on Defined Benefit and Pension Plans	—
CAP for the PEO	(242,494)

(a) Stock Award Adjustment in determining CAP is as follows (fair value of equity awards was determined using methodologies and assumptions developed in a manner materially consistent with those used to determine the grant date fair value of the awards):

Year	Year-end Fair Value of Equity Awards Granted in the Year which are Unvested	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that are Unvested	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year-over-Year Change in Fair Value of Equity Award Granted in Prior Years that Vested in the Year	Prior Year-end Fair Value of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or Other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2025	2,299,107	(2,607,767)	—	(1,968,861)	—	—	(2,277,521)

(4) Represents the average total compensation of our non-PEO named executive officers as shown in the SCT for 2025.

(5) To arrive at the 2025 Average CAP for our non-PEO named executive officers, total compensation as reported in the SCT was adjusted for the following:

	2025
Average of SCT Total Compensation for Non-PEO Named Executive Officers	1,723,693
less: Reported Value of Stock Awards in the SCT	809,902
plus: Stock Award Adjustments[a]	(606,674)
less: Change in Actuarial Present Value of Defined Benefit and Pension Plans as Reported in the SCT	16,097
plus: Aggregate Service Cost and Prior Service Costs on Defined Benefit and Pension Plans	—
Average CAP for the Non-PEO Named Executive Officers	291,020

(a) Stock Award Adjustments in determining CAP

Year	Year-end Fair Value of Equity Awards Granted in the Year which are Unvested	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that are Unvested	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year-over-Year Change in Fair Value of Equity Award Granted in Prior Years that Vested in the Year	Prior Year-end Fair Value of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or Other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2025	491,860	(591,128)	—	(507,406)	—	—	(606,674)

(6) Represents value of $100 invested in company stock on June 1, 2023 (the date we become a publicly traded company), through the end of the listed fiscal year, assuming dividends, if any, are reinvested in company stock at the frequency paid.

(7) Represents the value of $100 invested in the S&P 400 Materials Index, which is used for the company's stock performance graph in the Form 10-K for the year ended December 31, 2025, on June 1, 2023 (the date we become a publicly traded company), through the end of the listed fiscal year, assuming dividends are reinvested in the compensation peer group stock at the frequency paid.

(8) Adjusted EBITDA is a non-GAAP financial measure and is calculated by adding back income taxes; interest expense (net of interest income); depreciation, depletion and amortization expense; unrealized gains and losses on benefit plan investments; stock-based compensation; and impact of selling acquired inventory after markup to fair value as part of acquisition accounting to net income.

2025 Most Important Financial Measures

The financial performance measures identified as the most important measures used by the company to link PEO and non-PEO named executive officer 2025 CAP to company performance are listed below in unranked order, each of which is described in more detail in the "Compensation Discussion and Analysis".

Performance Metrics Most Closely Linked to CAP for 2025
Adjusted EBITDA
Adjusted EBITDA margin growth
Relative Total Stockholder Return

Descriptions of the Information Presented in the Pay Versus Performance Table

We are providing the following graphics to illustrate the relationship between our PEO CAP and our non-PEO named executive officers' CAP as a group and company performance, as set forth and described in and under the "Pay Versus Performance" table, including the company's net income and Adjusted EBITDA and the company and peer group's respective TSR for each of 2023-2025, assuming $100 initial investment on June 1, 2023.

CAP vs. Company TSR and Peer Group TSR

The following chart depicts the PEO and average non-PEO named executive officer CAP compared to the company's TSR and peer group TSR for the years presented.


Compensation Actually Paid vs Company TSR and Peer Group TSR
Compensation Actually Paid (in thousands)
15,000
10,000
5,000
0
-5,000
Total Shareholder Return
300
250
200
150
100
50
0
$188.98
$290.23
$200.89
$120.11
$117.14
$122.23
2PY
PY
CY
PEO CAP
Average Non-PEO NEO CAP
Company TSR
Peer Group TSR

CAP vs. Net Income

The following chart depicts the PEO and average non-PEO named executive officer CAP compared to the company's Net Income for the years presented.


Compensation Actually Paid vs Net Income
Compensation Actually Paid (in thousands)
15,000
10,000
5,000
0
-5,000
Net Income (in millions)
300
200
100
0
$182.9
$201.7
$157.1
2023
2024
2025
PEO CAP
Average Non-PEO NEO CAP
Net Income

CAP vs. Adjusted EBITDA

The following chart depicts the PEO and average non-PEO named executive officer CAP compared to the company's Adjusted EBITDA for the years presented.


Compensation Actually Paid vs Adjusted EBITDA
Compensation Actually Paid (in thousands)
15,000
10,000
5,000
0
-5,000
Adjusted EBITDA (in millions)
$432.4
$469.5
$496.3
2023
2024
2025
PEO CAP
Average Non-PEO NEO CAP
Adjusted EBITDA

Audit Matters

Item 3: Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2026

The audit committee at its March 2026 meeting appointed Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2026. The board concurred with the audit committee's decision. Deloitte & Touche LLP has served as our independent registered public accounting firm since fiscal year 2002.

Although your ratification vote will not affect the appointment or retention of Deloitte & Touche LLP for 2026, the audit committee will consider your vote in determining its appointment of our independent registered public accounting firm for the next fiscal year. The audit committee, in appointing our independent registered public accounting firm, reserves the right, in its sole discretion, to change an appointment at any time during a fiscal year if it determines that such a change would be in our best interests.

A representative of Deloitte & Touche LLP will attend the annual meeting online and will be available to respond to appropriate questions. We do not anticipate that the representative will make a prepared statement at the annual meeting; however, he or she will be free to do so if he or she chooses.

The board of directors recommends a vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2026.	✔ **FOR**

Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2026 requires the affirmative vote of a majority of the shares of our common stock present online or represented by proxy at the annual meeting and entitled to vote on the proposal. Abstentions will count as votes against this proposal. We do not expect any broker non-votes on the proposal.

Annual Evaluation and Selection of Deloitte & Touche LLP

The audit committee annually evaluates the performance of its independent registered public accounting firm, including the senior audit engagement team, and determines whether to re-engage the current independent accounting firm or consider other firms. Factors considered by the audit committee in deciding whether to retain the current independent accounting firm include:

- Deloitte & Touche LLP's capabilities considering the complexity of our business and the resulting demands placed on Deloitte & Touche LLP in terms of technical expertise and knowledge of our industry and business;
- The quality and candor of Deloitte & Touche LLP's communications with the audit committee and management;
- Deloitte & Touche LLP's independence;
- The quality and efficiency of the services provided by Deloitte & Touche LLP, including input from management on Deloitte & Touche LLP's performance and how effectively Deloitte & Touche LLP demonstrated its independent judgment, objectivity, and professional skepticism;
- The workload capacity and resources of Deloitte & Touche LLP's senior audit engagement team;
- External data on audit quality and performance, including recent Public Company Accounting Oversight Board reports on Deloitte & Touche LLP and its peer firms; and

- The appropriateness of Deloitte & Touche LLP's fees, tenure as our independent auditor, including the benefits of a longer tenure, and the controls and processes in place that help ensure Deloitte & Touche LLP's continued independence.

Based on this evaluation, the audit committee and the board believe that retaining Deloitte & Touche LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2026, is in the best interests of our company and its stockholders.

In accordance with rules applicable to mandatory partner rotation, Deloitte & Touche LLP's lead engagement partner for our audit was changed in February 2024. The audit committee oversees the process for, and ultimately approves, the selection of the lead engagement partner.

Audit Fees and Non-Audit Fees

The following table summarizes the aggregate fees that our independent registered public accounting firm, Deloitte & Touche LLP, billed or is expected to bill us for professional services rendered for 2025 and 2024.

	2025	2024
Audit Fees [(1)(2)]	$2,925,602	$2,658,990
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees [(2)]	$2,925,602	$2,658,990
Ratio of Tax and All Other Fees to Audit and Audit-Related Fees	0 %	0 %

(1) Audit fees for 2024 and 2025 consisted of fees for the annual audit of our consolidated financial statements, annual audit of our internal controls over financial reporting, reviews of quarterly financial statements, and other filings with the SEC.

(2) Total fees reported above include out-of-pocket expenses related to the services provided of $134,707 for 2025 and $265,195 for 2024.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm

The audit committee pre-approved all services Deloitte & Touche LLP performed in 2025 and 2024 in accordance with the pre-approval policy and procedures the audit committee adopted in 2023. This policy is designed to achieve the continued independence of Deloitte & Touche LLP and to assist in our compliance with Sections 201 and 202 of the Sarbanes-Oxley Act of 2002 and related rules of the SEC.

The policy defines the permitted services in each of the audit, audit-related, tax, and all other services categories, as well as prohibited services. The pre-approval policy requires management to submit annually for approval to the audit committee a service plan describing the scope of work and anticipated cost associated with each category of service. At each regular audit committee meeting, management reports on services performed by Deloitte & Touche LLP and the fees paid or accrued through the end of the quarter preceding such meeting. Management may submit requests for additional permitted services before the next scheduled audit committee meeting to the designated member of the audit committee, currently Patricia L. Moss, for approval. The designated member updates the audit committee at the next regularly scheduled meeting regarding any services approved during the interim period. At each regular audit committee meeting, management may submit to the audit committee for approval a supplement to the service plan containing any request for additional permitted services.

In addition, prior to approving any request for audit-related, tax, or all other services of more than $50,000, Deloitte & Touche LLP is required to provide a statement setting forth the reasons why rendering of the proposed services does not compromise Deloitte & Touche LLP's independence. This description and statement by Deloitte & Touche LLP may be incorporated into the service plan or included as an exhibit thereto or may be delivered in a separate written statement.

Audit Committee Report

The audit committee assists the board in fulfilling its oversight responsibilities and serves as a communication link among the board, management, the independent auditors, and the internal auditors. The audit committee (a) assists the board's oversight of (i) the integrity of the company's financial reporting process and system of internal controls, (ii) the company's compliance with legal and regulatory requirements and the code of conduct, (iii) the independent auditors' qualifications and independence, (iv) the performance of the company's internal audit function and independent auditors, and (v) the company's management of risks in the audit committee's areas of responsibility; (b) arranges for the preparation of and approves the report that SEC rules require be included in the company's annual proxy statement; and (c) is also responsible for the appointment, compensation, retention, and oversight of the independent auditors including pre-approval of all audit and non-audit services by the independent auditors. The audit committee acts under a written charter which it reviews at least annually and a copy of which is available on our website.

Management has primary responsibility for the company's financial statements and the reporting process, including the systems of internal control over financial reporting. The independent auditors are responsible for performing an independent audit of the company's consolidated financial statements, issuing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, and assessing the effectiveness of the company's internal controls over financial reporting. The audit committee oversees the company's financial reporting process and internal controls on behalf of the board.

In performing its oversight responsibilities in connection with our financial statements for the year ended December 31, 2025, the audit committee:

- Reviewed and discussed the audited financial statements with management;
- Discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and
- Received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the audit committee concerning independence and discussed with the independent auditors their independence.

Based on the review and discussions referred to above, the audit committee recommended to the board, and the board has approved, that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2025, for filing with the SEC. The audit committee has appointed Deloitte & Touche LLP as the company's independent auditors for 2026. Stockholder ratification of this appointment is included as Item 3 in these proxy materials.

Patricia L. Moss, Chair

German Carmona Alvarez

Patricia Chiodo

William J. Sandbrook

Information About the Annual Meeting

Who Can Vote?

Stockholders of record at the close of business on March 27, 2026, are entitled to vote each share they owned on that date on each matter presented at the annual meeting and any adjournment(s) thereof. As of March 27, 2026, we had 56,753,855 shares of common stock outstanding, each entitled to one vote.

To attend and participate in the annual meeting, you will need the 16-digit control number included in your Notice or your Proxy Card, or on the instructions that accompanied your proxy materials. If your shares are held in "street name," you should contact your bank, broker, or other holder of record to obtain your 16-digit control number or otherwise vote through the bank, broker, or other holder of record. Only stockholders with a valid 16-digit control number will be able to attend the annual meeting, vote, and ask questions. The annual meeting webcast will begin promptly at 10:00 a.m. Central Daylight Saving Time. We encourage you to access the annual meeting prior to the start time. Online check-in will begin at 9:45 a.m. Central Daylight Saving Time, and you should allow ample time for the check-in procedures.

Distribution of Our Proxy Materials Using Notice and Access

We distributed proxy materials to certain of our stockholders via the Internet under the SEC's "Notice and Access" rules to reduce our costs and decrease the environmental impact of our proxy materials. Using this method of distribution, on or about April 6, 2026, we mailed the Notice that contains basic information about our annual meeting and instructions on how to view all proxy materials, and vote electronically, on the Internet. If you received the Notice and prefer to receive a paper copy of the proxy materials, follow the instructions in the Notice for making this request and the materials will be sent promptly to you via your preferred method.

How to Vote

You are encouraged to vote in advance of the annual meeting using one of the following voting methods, even if you are planning to attend the annual meeting online.

Registered Stockholders: Stockholders of record who hold their shares directly with our stock registrar can vote any one of four ways:

By Internet: Go to the website shown on the Notice or Proxy Card, if you received one, and follow the instructions.

By Telephone: Call the telephone number shown on the Notice or Proxy Card, if you received one, and follow the instructions given by the voice prompts.

Voting via the Internet or by telephone authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the Proxy Card by mail. Your voting instructions may be transmitted up until 11:59 p.m. Eastern Time on May 19, 2026.

By Mail: If you received a paper copy of the Proxy Statement, Annual Report, and Proxy Card, mark, sign, date, and return the Proxy Card in the postage-paid envelope provided.

During the Annual Meeting: Attend the annual meeting online and follow the instructions posted at www.virtualshareholdermeeting.com/KNF2026. Even if you plan to attend the annual meeting online, we recommend that you also vote by Internet, by telephone, or by mail so that your vote will be counted if you later decide not to attend.

Beneficial Stockholders: Stockholders whose shares are held beneficially in the name of a bank, broker, or other holder of record (sometimes referred to as holding shares “in street name”) and who do not have a control number will receive voting instructions from said bank, broker, or other holder of record. If you are a beneficial owner who does not have a control number, you will still be able to attend the annual meeting as a “guest” and listen to the proceedings, but you will not be able to vote, ask questions, or otherwise participate. Even if you plan to attend the annual meeting online, we recommend that you also vote by Internet, by telephone, or by mail so that your vote will be counted if you later decide not to attend.

See discussion below regarding the Knife River Corporation 401(k) Plan for voting instructions for shares held under our 401(k) plan.

How to Attend and Vote at the Annual Meeting

The annual meeting will be held entirely online live via audio webcast. In structuring our virtual annual meeting, our goal is to enhance stockholder participation. We have designed the virtual annual meeting to provide stockholders with substantially the same opportunities to participate as if the annual meeting were held in person, and we believe the virtual annual meeting accomplishes this goal. We aim to provide a consistent experience to all stockholders regardless of their geographic location. Any stockholder can attend the annual meeting live online at www.virtualshareholdermeeting.com/KNF2026. If you were a stockholder as of the record date for the annual meeting and you have your 16-digit control number included in your Notice, on your Proxy Card, or on the instructions that accompanied your proxy materials, you can vote at the annual meeting. If you are not a stockholder or do not have a control number, you may still access the annual meeting as a guest, but you will not be able to participate.

A summary of the information you need to attend the annual meeting online is provided below:

- To attend and participate in the annual meeting, you will need the 16-digit control number included in your Notice, on your Proxy Card or on the instructions that accompanied your proxy materials.
- The annual meeting webcast will begin promptly at 10:00 a.m. Central Daylight Saving Time. We encourage you to access the annual meeting prior to the start time. Online check-in will begin at 9:45 a.m. Central Daylight Saving Time, and you should allow ample time for the check-in procedures.
- The virtual meeting platform is fully supported across browsers (Chrome, Firefox, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Internet connection wherever they intend to participate in the annual meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the annual meeting.
- Instructions on how to attend and participate via the Internet are posted at www.virtualshareholdermeeting.com/KNF2026.
- Assistance with questions regarding how to attend and participate via the Internet will be provided at www.virtualshareholdermeeting.com/KNF2026 on the day of the annual meeting.
- If you want to submit your question during the annual meeting, log into the virtual meeting platform at www.virtualshareholdermeeting.com/KNF2026, type your question into the “Ask a Question” field, and click “Submit.”
- Questions pertinent to annual meeting matters will be answered during the annual meeting, subject to time constraints. Questions regarding personnel matters, including those related to employment, product issues, or suggestions for product innovations, are not pertinent to annual meeting matters and therefore will not be answered. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition. We have designed the format of the virtual annual meeting to ensure that our stockholders are afforded the same rights and opportunities to participate as they would have at an in-person meeting. Any questions pertinent to annual meeting matters that cannot be answered during the annual meeting due to time constraints will be posted online and answered at the “Investors” section of our website at www.kniferiver.com. The questions and answers will be available as soon as practical after the annual meeting and will remain available until one week after posting.

Technical Difficulties

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual annual meeting website. If you encounter any difficulties accessing the virtual annual meeting website during the check-in or annual meeting time, please call the technical support number that will be posted on the annual meeting login page.

Revoking Your Proxy or Changing Your Vote

You may change your vote at any time before the proxy is exercised.

- If you voted by mail: you may revoke your proxy by executing and delivering a timely and valid later dated proxy, by attending the annual meeting online and voting at the annual meeting by following the instructions at www.virtualshareholdermeeting.com/KNF2026, or by giving written notice of revocation to the corporate secretary.
- If you voted via the Internet or by telephone: you may change your vote with a timely and valid later Internet or telephone vote, as the case may be, or by attending the annual meeting online and voting at the annual meeting by following the instructions at www.virtualshareholdermeeting.com/KNF2026.
- Attendance at the annual meeting online will not have the effect of revoking a proxy unless (1) you give proper written notice of revocation to the corporate secretary before the proxy is exercised, or (2) you vote at the annual meeting by following the instructions at www.virtualshareholdermeeting.com/KNF2026.

Discretionary Voting Authority

If you complete and submit your proxy voting instructions, the individuals named as proxies will follow your instructions. If you are a stockholder of record and you submit proxy voting instructions but do not direct how to vote on each item, the individuals named as proxies will vote as the board recommends on each proposal. The individuals named as proxies will vote on any other matters properly presented at the annual meeting in accordance with their discretion. Our bylaws set forth requirements for advance notice of any nominations or agenda items to be brought up for voting at the annual meeting, and we have not received timely notice of any such matters, other than the items from the board described in this Proxy Statement.

Voting Standards

A majority of outstanding shares of stock entitled to vote in the election of directors must be present online or represented by proxy to hold the annual meeting. Abstentions and broker non-votes are counted for purposes of determining whether a quorum is present at the annual meeting.

If you are a beneficial holder and do not provide specific voting instruction to your broker, the organization that holds your shares will not be authorized to vote your shares, which would result in broker non-votes, on proposals other than the ratification of the selection of our independent registered public accounting firm for 2026.

The following chart describes the proposals to be considered at the annual meeting, the vote required to elect directors and to adopt each other proposal, the manner in which votes will be counted and the board's recommendation:

Item No.	Proposal	Voting Options	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of "Broker Non-Votes"	Board Vote Recommendation
1	Election of Two Class III Directors	For, against, or abstain on each nominee	A nominee for director will be elected if the number of shares voted "for" such nominee's election exceeds 50% of the number of votes cast with respect to that nominee's election	No effect	No effect	FOR Each Nominee
2	Advisory Vote to Approve the Compensation Paid to the Company's Named Executive Officers	For, against, or abstain	The affirmative vote of a majority of the shares of common stock present online or represented by proxy at the annual meeting and entitled to vote thereon	Same effect as votes against	No effect	FOR
3	Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2026	For, against, or abstain	The affirmative vote of a majority of the shares of common stock present online or represented by proxy at the annual meeting and entitled to vote thereon	Same effect as votes against	Brokers have discretion to vote	FOR

Proxy Solicitation

The board is furnishing proxy materials to solicit proxies for use at the annual meeting and any adjournment(s) thereof. Proxies are solicited principally by mail, but directors, officers, and employees of Knife River or its subsidiaries may solicit proxies personally, by telephone, or by electronic media, without compensation other than their regular compensation. D.F. King & Co, Inc. additionally will solicit proxies for approximately $10,000 plus out-of-pocket expenses. We will pay the cost of soliciting proxies and will reimburse brokers and others for forwarding proxy materials to stockholders.

Householding of Proxy Materials

In accordance with a procedure called "householding," which has been approved by the SEC, we are sending only one Notice or one Annual Report and Proxy Statement, as applicable, to multiple stockholders who share a single address unless we received instructions to the contrary from any stockholder at that address. This practice is designed to reduce our printing and postage costs. However, if a stockholder of record wishes to receive a separate Notice or Annual Report and Proxy Statement, as applicable, in the future, he or she may contact the Office of the Treasurer at Knife River Corporation, 1150 West Century Avenue, P.O. Box 5568, Bismarck, North Dakota, 58506-5568, Telephone Number: (701) 530-1400. Upon receipt of such request, we will promptly deliver a separate Notice or Annual Report and Proxy Statement, as applicable. Eligible stockholders of record who receive multiple copies of our Notice or Annual Report and Proxy Statement, as applicable, can request householding by contacting us in the same manner. Stockholders who own shares through a bank, broker, or other nominee can request householding by contacting such bank, broker, or other nominee.

Knife River Corporation 401(k) Plan

This Proxy Statement is being used to solicit voting instructions from participants in the Knife River Corporation 401(k) plan with respect to shares of our common stock that are held by the trustee of the plan for the benefit of plan participants. If you are a plan participant and also own other shares as a registered stockholder or beneficial owner, you will separately receive a Notice or proxy materials to vote those other shares you hold outside of the Knife River Corporation 401(k) plan. If you are a plan participant, you must instruct the plan trustee to vote your shares by utilizing one of the methods described on the voting instruction form that you receive in connection with shares held in the plan. If you do not give voting instructions, the trustee generally will vote the shares allocated to your personal account in accordance with the recommendations of the board. Your voting instructions may be transmitted up until 11:59 p.m. Eastern Time on May 15, 2026.

Why Hold a Virtual Annual Meeting

After carefully considering the format of the annual meeting, the board concluded to hold the annual meeting exclusively online live via audio webcast. The board believes the virtual annual meeting offers the same participation opportunities as an in-person annual meeting. In addition, the board believes the virtual annual meeting format allows us to provide consistent opportunities for engagement to all stockholders, regardless of their geographic location. Therefore, we plan to hold the annual meeting by means of remote communications only.

Tabulation of Votes

A representative of Broadridge will tabulate our votes and a representative of The Carideo Group, Inc., our inspector of elections, will certify the votes.

Annual Meeting Results

We will announce preliminary voting results at the annual meeting and will publish final results in a Current Report on Form 8-K to be filed with the SEC within four business days following the annual meeting.

Stockholder Proposals, Director Nominations, and Other Items of Business for 2027 Annual Meeting

Stockholder Proposals for Inclusion in Next Year's Proxy Statement: To be included in the proxy materials for our 2027 annual meeting, a stockholder proposal must be received by the corporate secretary no later than December 7, 2026, unless the date of the 2027 annual meeting is more than 30 days before or after May 20, 2027, in which case the proposal must be received at a reasonable time before we begin to print and mail our proxy materials. The proposal must also comply with all applicable requirements of Rule 14a-8 under the Exchange Act.

Director Nominations From Stockholders for Inclusion in Next Year's Proxy Statement: If a stockholder or group of stockholders wishes to nominate one or more director candidates to be included in our proxy statement for the 2027 annual meeting through our proxy access bylaw provision, we must receive proper written notice of the nomination not later than 120 days or earlier than 150 days before the anniversary date that the definitive proxy statement was first released to stockholders in connection with the annual meeting, or between November 7, 2026 and December 7, 2026. The requirements of such notice can be found in our bylaws, a copy of which is on our website, at https://investors.kniferiver.com/governance/governance-documents/. In addition, Rule 14a-19 under the Exchange Act requires additional information be included in director nomination notices, including a statement that the stockholder intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors. If any change occurs with respect to such stockholder's intent to solicit the holders of shares representing at least 67% of such voting power, such stockholder must notify us promptly.

Director Nominations and Other Stockholder Proposals Raised From the Floor at the 2027 Annual Meeting of Stockholders: Under our bylaws, if a stockholder intends to nominate a person as a director, or present other items of business at an annual meeting, the stockholder must provide written notice of the director nomination or stockholder proposal not earlier than the 120th day prior to the first anniversary of the preceding year's annual meeting of stockholders and not later than the close of business of the 90th day prior to the first anniversary of the preceding year's annual meeting of stockholders. Notice of director nominations or stockholder proposals for our 2027 annual meeting must be received between January 20, 2027 and February 19, 2027, and meet all the requirements and contain all the information, including the completed questionnaire for director nominations, provided by our bylaws. The requirements for such notice can be found in our bylaws, a copy of which is on our website, at https:// investors.kniferiver.com/governance/governance-documents/. In addition, Rule 14a-19 under the Exchange Act requires additional information be included in director nomination notices, including a statement that the stockholder intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors. If any change occurs with respect to such stockholder's intent to solicit the holders of shares representing at least 67% of such voting power, such stockholder must notify us promptly.

We will make available to our stockholders to whom we furnish this Proxy Statement a copy of our 2025 Form 10-K, excluding exhibits, which is required to be filed with the SEC. You may obtain a copy, without charge, upon written or oral request to the Office of the Treasurer of Knife River Corporation, 1150 West Century Avenue, P.O. Box 5568, Bismarck, North Dakota, 58506-5568, Telephone Number (701) 530-1400. You may also access our 2025 Form 10-K free of charge through our website at www.kniferiver.com.

By order of the Board of Directors,



Karl A. Liepitz

Vice President, Chief Legal Officer and Secretary

April 6, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________
Commission file number 1-41642

Knife River Corporation

(Exact name of registrant as specified in its charter)

Delaware	92-1008893
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1150 West Century Avenue
P.O. Box 5568
Bismarck, North Dakota 58506-5568
(Address of principal executive offices)
(Zip Code)
(701) 530-1400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	KNF	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒.

State the aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2025: $4,626,062,431.

Indicate the number of shares outstanding of the registrant's common stock, as of February 12, 2026: 56,664,165 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Relevant portions of the registrant's 2026 Proxy Statement, to be filed no later than 120 days from December 31, 2025, are incorporated by reference in Part III, Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

Part I

		Page
Forward-Looking Statements		v
Item 1	Business	1
Item 1A	Risk Factors	12
Item 1B	Unresolved Staff Comments	25
Item 1C	Cybersecurity	26
Item 2	Properties	27
Item 3	Legal Proceedings	31
Item 4	Mine Safety Disclosures	31

Part II

Item 5	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	32
Item 6	Reserved	34
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	34
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	56
Item 8 Financial Statements and Supplementary Data		58
	Consolidated Statements of Operations	64
	Consolidated Statements of Comprehensive Income	65
	Consolidated Balance Sheets	66
	Consolidated Statements of Equity	67
	Consolidated Statements of Cash Flows	68
	Notes to Financial Statements	69
	1. Organization and Basis of Presentation	69
	2. Significant Accounting Policies	71
	3. Acquisitions and Dispositions	79
	4. Revenue from Contracts with Customers	82
	5. Uncompleted Contracts	83
	6. Property, Plant and Equipment	84
	7. Goodwill and Other Intangible Assets	85
	8. Fair Value Measurements	86
	9. Debt	88
	10. Leases	88
	11. Asset Retirement Obligations	90
	12. Stock-Based Compensation	90
	13. Accumulated Other Comprehensive Loss	92
	14. Cash Flow Information	93
	15. Business Segment Data	94
	16. Income Taxes	98
	17. Employee Benefit Plans	100
	18. Commitments and Contingencies	107

Part II (continued) Page

		Page
	19. Related-Party Transactions	109
Item 9	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	111
Item 9A	Controls and Procedures	111
Item 9B	Other Information	111
Item 9C	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	111

Part III

Item 10	Directors, Executive Officers and Corporate Governance	112
Item 11	Executive Compensation	112
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	112
Item 13	Certain Relationships and Related Transactions, and Director Independence	112
Item 14	Principal Accountant Fees and Services	112

Part IV

Item 15	Exhibits, Financial Statement Schedules	113
Item 16	Form 10-K Summary	116
Signatures		117

The following abbreviations and acronyms used in this Form 10-K are defined below:

Abbreviation or Acronym	
Adjusted EBITDA	EBITDA adjusted to exclude unrealized gains and losses on benefit plan investments, stock-based compensation, impact of selling acquired inventory after markup to fair value as part of acquisition accounting and one-time Separation costs, a non-GAAP financial metric
Adjusted EBITDA Margin	Adjusted EBITDA divided by revenue, a non-GAAP financial metric
Agency	Publicly-funded work completed for federal and state departments of transportation, as well as cities and counties
Annual Report	Annual Report on Form 10-K for the year ended December, 31 2025
ASC	FASB Accounting Standards Codification
ASU	FASB Accounting Standards Update
Centennial	Centennial Energy Holdings, Inc., a direct wholly owned subsidiary of MDU Resources and the direct parent company of Knife River prior to the Separation
CERCLA	Comprehensive Environmental Response, Compensation and Liability Act
Company or Knife River	Knife River Corporation
CyROC	Cyber Risk Oversight Committee
Distribution	The distribution of approximately 90 percent of the outstanding shares of Knife River common stock to MDU Resources stockholders on a pro rata basis of one share of Knife River common stock for every four shares held of MDU Resources common stock
DGCL	Delaware General Corporation Law
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
DOT	Department of Transportation
EBITDA	Earnings before interest, taxes, depreciation, depletion and amortization, a non-GAAP financial metric
EBITDA Margin	EBITDA divided by revenue, a non-GAAP financial metric
EDGE	"Competitive EDGE" strategy implemented by the Company designed to improve margins and to execute on other strategic initiatives aimed at generating long-term profitable growth. The EDGE acronym stands for EBITDA Margin Improvement, Discipline, Growth and Excellence.
EEO	Federal Equal Employment Opportunity laws in the United States
EIN	Employer Identification Number
EPA	United States Environmental Protection Agency
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FIP	Funding improvement plan
GAAP	Accounting principles generally accepted in the United States of America
GHG	Greenhouse gas
Item 8	Financial Statements and Supplementary Data
IIJA	Infrastructure Investment and Jobs Act
Knife River Corporation	The holding company established in conjunction with the Separation and, prior to the Separation, an indirect wholly owned subsidiary of MDU Resources
Knife River - Northwest	A direct wholly owned subsidiary of Knife River
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MDU Resources	MDU Resources Group, Inc., the indirect parent company of Knife River prior to the Separation
MEPP	Multiemployer pension plan
PCAOB	Public Company Accounting and Oversight Board

Proxy Statement	Company’s 2026 Proxy Statement to be filed no later than April 30, 2026
PRP	Potentially Responsible Party
RP	Rehabilitation plan
Sarbanes-Oxley Act	Federal act passed in 2002 to improve auditing and public disclosures in response to several accounting scandals in the early-2000s
SEC	United States Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
Separation	The separation of Knife River from MDU Resources' other businesses and the creation of an independent, publicly traded company
SOFR	Secured Overnight Financing Rate

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are all statements other than statements of historical fact, including without limitation those statements that are identified by the words "anticipates," "estimates," "expects," "intends," "plans," "predicts" and similar expressions, and include statements concerning plans, projections, objectives, goals, strategies, future events or performance, and underlying assumptions (many of which are based, in turn, upon further assumptions) and other statements that are other than statements of historical facts. From time to time, the Company ("we," "our," or "us") may publish or otherwise make available forward-looking statements of this nature, including statements related to its EDGE strategy implemented to improve margins and to execute on other strategic initiatives aimed at generating long-term profitable growth, shareholder value creation, expected long-term goals, expected backlog margin, acquisitions, financing plans, expected federal and state funding for infrastructure or other proposed strategies.

Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed. Our expectations, beliefs and projections are expressed in good faith and are believed to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Nonetheless, our expectations, beliefs or projections may not be achieved or accomplished and changes in such assumptions and factors could cause actual future results to differ materially.

Any forward-looking statement contained in this document speaks only as of the date on which the statement is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law. New factors emerge from time to time, and it is not possible for management to predict all the factors, nor can it assess the effect of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. All forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are expressly qualified by the risk factors and cautionary statements reported in the section entitled "Item 1A. Risk Factors" and subsequent filings with the SEC.

PART I

ITEM 1. BUSINESS

Overview

Knife River Corporation (referred to as we, our, us, the Company or Knife River) is an aggregates-based construction materials and contracting services provider in the United States. Our 1.3 billion tons of aggregate reserves provide the foundation for our vertically integrated business strategy, with approximately 35 percent of our aggregates in 2025 being used internally to support value-added downstream products (ready-mix concrete and asphalt) and contracting services (asphalt paving, heavy-civil construction, concrete construction, site development and grading services, and in some segments the manufacturing of prestressed concrete products). We are strategically focused on being the provider of choice in mid-size, higher-growth markets and are committed to our plan for continued growth and to delivering for our stakeholders—customers, communities, employees and stockholders—by executing on our Competitive EDGE initiatives and our four core values: People, Safety, Quality and the Environment.

Through our network of 208 active aggregate sites, 135 ready-mix plants, 55 asphalt plants and 9 liquid asphalt terminals, we supply construction materials and contracting services to customers across 14 states. Our construction materials are sold to public and private-sector customers, including federal, state and municipal governments, as well as industrial, commercial and residential developers and other private parties. Our contracting services are primarily provided to public-sector customers for the development and servicing of highways, local roads, bridges and other public-infrastructure projects.

We have broad access to high-quality aggregates in most of our markets, which forms the foundation of our vertically integrated business model. We share resources, including plants, equipment and people, across our various locations to maximize efficiency. We also transport our products by truck, rail and barge, depending on the particular market, to complete the vertical value chain. Our strategically located aggregate sites, ready-mix plants and asphalt plants, along with our fleet of ready-mix and dump trucks, enable us to better serve our customers. We believe our integrated and expansive business model is a strong competitive advantage that provides scale, efficiency and operational excellence for the benefit of customers, stockholders and the broader communities that we serve.

The Separation

On May 31, 2023, the Separation of Knife River from MDU Resources was completed as a tax-free spin-off for U.S. federal income tax purposes. Following the Distribution, Knife River became an independent, publicly traded company and its common stock is listed under the symbol “KNF” on the New York Stock Exchange.

Strata Corporation Acquisition

On March 7, 2025, we acquired Strata Corporation (Strata), a leading construction materials and contracting services provider in North Dakota and northwestern Minnesota. Strata is a vertically-integrated, aggregates-based company that added approximately 30 years of aggregate reserves, 24 ready-mix plants, three asphalt plants, a construction division and rail and trucking assets to our existing operations in our Central segment. The purchase price for Strata totaled $454.0 million and was subject to post-closing adjustments. The results of operations and balance sheet accounts for Strata are included in the consolidated financial statements from the date of acquisition. For more information on the acquisition, see Item 8 - Note 3.

Business Segments

Our focus is on the vertical integration of our products and services by offering our customers a single source for construction materials and related contracting services. In January 2025, we made a change to our organizational structure to better align with our business strategy. We reorganized our business segments to reflect changes in the way our chief operating decision maker evaluates performance, makes operating decisions and allocates resources. Our former Pacific and Northwest operating segments were combined to form the new West operating segment. Our

former North Central and South operating segments were combined to form the new Central operating segment. The reorganization resulted in four operating segments: West, Mountain, Central and Energy Services, each of which is also a reportable segment. The prior year has been recast to conform to the current reportable segment presentation.

Our West, Mountain and Central segments are organized by geographic location and each offers a vertically integrated suite of products and services. Each of our geographic segments mines, processes and sells construction aggregates (crushed stone and sand and gravel); produces and sells asphalt; produces and sells ready-mix concrete as well as vertically integrating our contracting services to support our aggregate-based product lines. Contracting services include heavy-civil construction, asphalt and concrete paving, and site development and grading. Although not common to all locations, the geographic segments also sell cement, merchandise and other building materials and related services. The Energy Services segment, which has locations throughout our geographic footprint, produces and supplies liquid asphalt, primarily for use in asphalt road construction, and is a supplier to some of our other segments.

Additional details about each of the reportable segments as of and for the year ended December 31, 2025, is as follows:

	West	Mountain	Central	Energy Services	Reportable Segment Totals
States of Operation	**Alaska, California Hawaii, Oregon and Washington**	**Idaho, Montana and Wyoming**	**Iowa, Minnesota, North Dakota, South Dakota and Texas**	**California, Iowa, Nebraska, Oregon, South Dakota, Texas, Washington and Wyoming**	
Aggregate Reserves (tons)	705.1 million	226.2 million	372.8 million	—	1.3 billion
Properties:					
Active Aggregate Sites[1]	71	35	102	—	208
Ready-Mix Plants	51	14	70	—	135
Asphalt Plants	18	15	22	—	55
Revenue[2]	$1,210.1 million	$644.0 million	$1,004.8 million	$338.0 million	$3,196.9 million
Percent revenue by segment	37%	20%	32%	11%	100%
Revenue Composition:					
Construction Materials	67%	42%	61%	100%	63%
Contracting Services	33%	58%	39%	—%	37%
Public-Sector Services	74%	76%	93%	—%	81%
Private-Sector Services	26%	24%	7%	—%	19%

1. Active aggregate sites are only those that meet the definition under SEC Regulation S-K Subpart 1300 and does not include 5 sites that are classified as exploration stage properties or project specific sites.
2. Revenues by segment are presented net of intrasegment revenues.

Business Strategy

Knife River is a leading aggregates-based construction materials and contracting services provider in the United States. We mine and process aggregates, produce and sell asphalt and ready-mix concrete, and provide related contracting services for both public infrastructure and private development projects. Headquartered in Bismarck, North Dakota, we operate across multiple regions in the Western United States, which allows us to benefit from diverse market conditions and varying construction cycles.

Our strategy is to maintain and grow a sustainable, profitable business by leveraging our vertical integration, strategic acquisition program and operational excellence. We strive to offer high-quality products and services while emphasizing safety, empowering our team members, being environmentally responsible and engaging with our local communities.

We believe our aggregates-based, vertically integrated business model—combined with our EDGE strategy and our footprint in mid-size, higher-growth markets—provides a clear competitive advantage in driving long-term, profitable growth. Our EDGE strategy is focused on four key strategic areas:

EBITDA Margin Improvement: Drive sustained Adjusted EBITDA margin expansion towards our long-term goal, through a combination of commercial and operational initiatives that optimize the benefits of our vertically integrated strategy.

Discipline: Maintain a strong balance sheet and disciplined allocation of capital to support long-term profitable growth and value creation.

Growth: Further strengthen our market position through organic and inorganic growth opportunities, with an emphasis on aggregate-based operations in mid-sized, higher-growth markets.

Excellence: Be best in class in all aspects of our business, providing ongoing, high-quality training at every level of the company that supports our core values, helps us better serve our customers and provide advancement opportunities for our team.

Since implementing the EDGE strategy in 2023, we have increased our Adjusted EBITDA margin, maintained a strong balance sheet, completed 11 acquisitions and drove excellence throughout the organization. For a discussion of Adjusted EBITDA and Adjusted EBITDA margin, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations-Non-GAAP Financial Measures."

Industry

The United States construction materials industry is highly fragmented. Industry participants typically range from small, private companies to large publicly traded corporations that provide a broad suite of materials and services. Companies compete on a variety of factors, including price, service, quality, delivery time and proximity to the customer. However, limitations on the distance that materials can be transported efficiently results in primarily local or regional operations. Accordingly, the number and size of competitors varies by geography and product lines.

The United States construction materials industry serves a diverse customer base that includes federal, state and municipal governmental agencies, commercial and residential developers and private parties. The mix of customers varies by region and economic conditions.

The main factors and trends in the United States construction materials and related contracting services industry include:

- **Key economic factors**. Many factors affect product demand, including public spending on roads and infrastructure projects, general economic conditions, including population growth and employment levels, and prevailing interest rates.
- **Location and transportation**. Construction materials are expensive to transport due to their weight ratios, so they are generally produced and delivered locally or regionally. Access to well-positioned reserves is critical.
- **Vertical integration**. Market participants that operate a vertically integrated business model can access certain efficiencies that lead to reduced product costs and other benefits for customers, including greater reliability of supply.
- **Industry fragmentation**. There are thousands of construction materials producers and contracting services providers of varying scope and size. Market participants may enter new geographies or expand existing positions through the acquisition of existing facilities.
- **Seasonality**. Activity in certain areas is seasonal due to the effects of weather. Most of the production and sales of materials and related services in the northern United States occurs between May and October, in line with end market activity.
- **Cyclicality**. The demand for construction materials products and contracting services is significantly influenced by the cyclical nature of the economy.

- **Regulations**. Environmental and zoning approvals are often required for the development and expansion of facilities.
- **Production inputs**. Cost and availability of energy, labor and other inputs can vary over time based on macroeconomic factors and impact profitability of operations.

We participate in the following primary markets: aggregates, ready-mix concrete, asphalt, liquid asphalt and contracting services.

Aggregates

Aggregates, consisting of crushed stone and sand and gravel, are a natural, granular material engineered to various sizes and grades primarily for construction applications. Aggregates also are a major material component in the production of ready-mix concrete and asphalt. Aggregate sources can be found in relatively uniform sediments in certain regions of each state throughout the United States. Generally extracted through open pits at the surface of a site or produced by blasting hard rock from quarries, aggregates are then crushed and screened to customer needs.

The United States aggregates industry is highly fragmented, with many participants operating primarily in local and regional areas. This fragmentation is a result of high transportation costs that typically limit supply areas of producers.

Ready-Mix Concrete

Ready-mix concrete, a mixture principally comprised of aggregates, cement and water, is measured in cubic yards and specifically batched or produced for customers' projects and then transported and poured on site. It also can be poured at a manufacturing facility to produce prefabricated building solutions, such as wall panels, concrete roofing systems, bridge girders, parking garages and stadium components. According to the National Ready Mixed Concrete Association, concrete is the most widely used material in the construction sector today. Due to the relative speed at which ready-mix concrete sets, supply is generally localized and delivered within close proximity to a production site.

Asphalt

Asphalt is a combination of approximately 95 percent aggregates bound together by approximately 5 percent liquid asphalt. Asphalt is typically used in new road construction as well as road maintenance and repair, covering approximately 94 percent of the three million miles of paved roads in the United States, according to the National Asphalt Pavement Association. Given the significant proportion of aggregates in asphalt, local aggregate producers often participate in the asphalt business to ensure an output for the producer's aggregates. Like ready-mix concrete, asphalt sets rapidly, limiting delivery to within close proximity to the production facility.

Liquid Asphalt

Liquid asphalt (sometimes referred to as asphalt cement or asphalt oil) is the binding agent used in combination with aggregates to produce asphalt mix for road construction, streets, parking lots, driveways and more. Our Energy Services segment supplies liquid asphalt to both internal and third-party customers, which helps support our vertically integrated business model. The segment has terminals in seven states, where it stores and manufactures value-added liquid asphalt, polymer modified asphalt and emulsions to meet the requirements of end users.

Contracting Services

We vertically integrate our construction materials with contracting services such as aggregate laydown, asphalt paving, concrete construction, site development and bridges. Demand in the contracting services industry is mostly influenced by public funding and tax revenues and correlates with the demand for construction materials. The contracting services portion of our business is heavily weighted toward public markets, which provide more stability throughout the economic cycles. The contracting services industry is typically less capital-intensive than construction materials and has relatively fewer barriers to entry. Price is an important competitive factor in the award of service agreements. However, customers often consider several other factors in selecting a service

provider, such as technical expertise and experience, safety ratings, geographic presence, financial and operational resources and industry reputation around dependability.

Products and Services

Our core product lines include: aggregates, ready-mix concrete, asphalt and liquid asphalt. We also perform related contracting services.

For the year ended December 31, 2025, our revenue and gross profit by products and services were as follows:

Revenue	($ in millions)	(% of total)	Gross Profit	($ in millions)	Margin
Aggregates	$ 617.1	16.3%	Aggregates	$ 114.1	18.5%
Ready-mix concrete	779.4	20.6%	Ready-mix concrete	133.6	17.1%
Asphalt	421.0	11.2%	Asphalt	65.4	15.5%
Liquid asphalt	296.0	7.8%	Liquid asphalt	49.5	16.7%
Other	279.8	7.5%	Other	60.4	21.6%
Contracting services	1,383.9	36.6%	Contracting services	154.3	11.2%
Total gross revenue	**$ 3,777.2**	**100%**			
Internal sales	(631.2)				
Total revenue	**$ 3,146.0**		**Total gross profit**	**$ 577.3**	**18.4 %**

(1) Aggregates

We supply high-quality aggregates through our 1.3 billion tons of permitted aggregate reserves, which are sourced from our aggregate sites across 13 states. We focus primarily on supplying markets with strong local demand, and in most cases serve customers close to our strategically located aggregate sites. In 2025, we sold 32.5 million tons of aggregates, with a majority supplied by our aggregate mining operations.

We mine crushed stone and sand and gravel from our aggregate sites, as these aggregates are utilized in general construction and are a major component in our production of ready-mix concrete and asphalt paving products. Leveraging our vertically integrated platform, approximately 35 percent of our aggregates volume was used internally in our other product lines in 2025. For more information about the aggregate sites, see “Item 2. Properties.”

(2) Ready-Mix Concrete

We produce ready-mix concrete through our 135 ready-mix plants situated across 13 states. Our vertically integrated portfolio of assets allows us to provide most of the aggregates we use in the production of ready-mix concrete. Due to the time-sensitive nature of delivering ready-mix concrete, we focus on supplying customers near our facilities. In 2025, we sold 3.9 million cubic yards of ready-mix concrete.

Incremental to the hauling capabilities across products and services, ready-mix concrete plants are complemented by our fleet of ready-mix trucks and drivers who safely deliver materials on time. We are an industry leader in safe and efficient delivery of ready-mix concrete and have pioneered what has become the industry-standard training program for ready-mix delivery professionals. We continue to update and improve the program with a focus on safety for drivers and the public.

The following table sets forth details applicable to our ready-mix concrete plants and related fleet as of December 31, 2025:

Segment	Plants	Mixer Trucks
West	51	408
Mountain	14	207
Central	70	535
Total	**135**	**1,150**

(3) Asphalt

We produce and deliver asphalt from 55 plants across 10 states, most often utilizing our own aggregates in the production process. Of the 55 plants, 22 are portable plants that support large asphalt paving projects on roadways, airports and commercial sites. Similar to ready-mix concrete, asphalt sets rapidly, limiting delivery to within close proximity to the production facility. In 2025, we sold 6.3 million tons of asphalt.

Asphalt plants

The following table sets forth details applicable to our non-portable and portable asphalt plants as of December 31, 2025:

Segment	Non-portable Asphalt Plants	Portable Asphalt Plants	Total Asphalt Plants
West	15	3	18
Mountain	8	7	15
Central	10	12	22
Total	**33**	**22**	**55**

(4) Liquid asphalt

We distribute liquid asphalt through our nine liquid asphalt terminal sites and have the capacity to service neighboring states through storage facilities capable of storing approximately 413,000 tons of liquid asphalt across multiple states.

(5) Other

Although not common to all locations, we provide various other products and services, depending on customer needs. These include, but are not limited to, retail sales of cement in Alaska and Hawaii and petroleum recovery services in the Energy Services segment.

Cement supply and storage

Cement is a key ingredient in the production of ready-mix concrete. Our core supply of cement is sourced from a diverse range of suppliers. We have strategically located cement storage facilities in Alaska and Hawaii that can hold approximately 60,000 tons and 90,000 tons of cement, respectively. We have six distribution centers with storage and barging capabilities across the islands of Hawaii.

(6) Contracting Services

Our contracting services include responsibilities as general contractor and subcontractor, aggregate laydown, asphalt paving, concrete construction, site development and bridges, and in some segments the manufacturing of prestressed concrete products. Vertical integration allows us to have direct internal access to critical raw materials, resulting in competitive advantages as we can better control the inventory used in our contracting services projects and the phasing of project timing. In 2025, most of our contracting services were related to “horizontal”

construction, such as streets and highways, airports and bridges for customers in the public sector. In the private sector, our contracting services projects were within the residential, commercial and industrial markets.

The following table sets forth revenue details applicable to our contracting services for the year ended December 31, 2025:

Public Projects		Private Projects	
Streets & Highways	65%	Buildings/Sitework	4%
Airports	4%	Residential	6%
Bridges	4%	Streets & Highways	3%
Marine	3%	Other	6%
Other	5%		
Total	**81%**	**Total**	**19%**

End Markets

Public Sector. Funding for public projects is dependent on federal, state and municipal government budget appropriations for various projects, such as highways, bridges, airports, schools, public buildings and other public-infrastructure projects. We believe public-sector funding is subject to fewer fluctuations in spending, as government funding tends to be less correlated with economic cycles and more reliant on approvals of government appropriation bills toward infrastructure initiatives.

Private Sector. Our private-sector customers include both residential and nonresidential construction applications. Unlike public-sector customers, spending by private-sector customers is more dependent on local and national economic cycles. We leverage our diverse geographic footprint to partially offset volatility originating from single local economies, and have the flexibility to reallocate resources from markets experiencing a downturn to markets that may be experiencing an economic upswing. We also have a unique ability to pivot or flex between public and private work due to the training we do with our crews and how we’ve configured our equipment.

Residential construction typically includes single-family homes and multi-family units, such as apartments and condominiums. Demand for residential construction is influenced primarily by population growth, employment prospects and mortgage interest rates. Alternatively, nonresidential construction includes all privately financed construction other than residential structures, such as data centers, warehouses, office buildings, factories, shopping malls, restaurants and other commercial structures. Nonresidential construction tends to lag residential activity and is mostly driven by population and economic growth trends and activity levels.

Residential and nonresidential private construction are not major sources of revenue for all our segments, but they are important markets for the materials side of our business. In addition to providing aggregates to these end markets, the majority of our downstream ready-mix volumes go into private-sector projects.

Customers

Our customers consist of public and private-sector customers, with public-sector customers contributing about 81 percent of our revenues from contracting services in 2025. The public side includes federal, state and municipal governmental agencies with contracting services projects related to highways, streets and other public infrastructure. Funding available for construction from governmental agencies largely depends on federal, state and municipal budgets allocated to the expansion and improvement of national infrastructure. The private side includes a broad spectrum of customers across industrial, commercial and residential developers and other private parties. The mix of sales by customer class varies year to year depending on the variability in type of work.

Our top 15 customers accounted for about 21 percent of our 2025 revenue, of which nine were state-level DOTs. We are not dependent on any single customer or group of customers for sales of our products and services, where the loss of which would have a material adverse effect on our business. No individual customer accounted for more than 10 percent of our 2025 revenue.

Competition

We operate in a largely fragmented industry, including large, public companies and many small, privately held companies. Smaller, independent operators make up the majority of our competition; however, we also face competition in some markets from large, publicly traded United States aggregates producers, including Amrize Ltd, Cemex S.A.B. de C.V., CRH plc, Eagle Materials, Inc., Granite Construction, Inc., Heidelberg Materials, Martin Marietta Materials, Inc., Construction Partners, Inc., and Vulcan Materials Company. The nature of our competition varies among our products and geographies due to the generally local and regional nature of supply.

We believe we have a competitive advantage in aggregates through our high-quality, strategically located reserves and assets, and our internal fleet of trucks, rail and barge. Our vertical integration and local knowledge enables us to maintain a strong understanding of the needs of our customers. In addition, we have a strong commitment to safety and environmental stewardship, which assists us in obtaining new permits and new reserves.

Seasonality

Results are affected by seasonal fluctuations, with the second and third quarters historically being the quarters with the highest activity. In states with colder winter weather, our contracting services are primarily performed from May through October, compared to most of the year in states with largely consistent warmer weather. While weather can affect project timing, we strive to optimize resource allocation to mitigate weather impacts.

Employees

“People” is the first of our core values. We consider our employees to be our most valuable resource and they are critical to our success. Significant resources are utilized to attract, develop and retain extraordinary and diverse talent and fully promote each employee’s capabilities. Our focus on workforce, talent development, talent acquisition and succession planning has provided for a deep bench of talented employees. Employees in managerial or supervisory positions have an average tenure of 15 years, which demonstrates our workforce’s pride in and dedication to the company. We believe we have good relationships with our employees, including our unionized workforce.

As of December 31, 2025, we employed 5,298 people, all of whom were employed in the United States. The total number of hourly personnel at any given time is subject to the volume of projects in progress and fluctuates on a seasonal basis. At the peak of the 2025 construction season, we employed nearly 6,900 people. The table below provides additional details on the employee demographics as of December 31, 2025.

	Union	Non-Union	Total
Hourly	599	3,589	4,188
Salaried	—	1,110	1,110
Total	**599**	**4,699**	**5,298**

Our union employees are represented by 39 collective-bargaining agreements, two of which are currently in negotiations. The majority of the collective-bargaining agreements contain provisions that prohibit work stoppages or strikes and provide dispute resolution through binding arbitration in the event of an extended disagreement. We maintain good working relationships with labor unions and do not anticipate any significant issues with any unions in 2026.

Our compensation programs are designed around competitive market-based pay, coupled with an incentive structure aligned with our financial performance and the employees’ individual performance, which aids in attracting, retaining and motivating employees to achieve the best possible results. In addition, full-time employees are eligible for medical, dental and vision insurance; physical, mental and financial wellness programs; paid and unpaid leave; retirement plans; life insurance; disability and accident coverage; and more. We also offer a variety of voluntary benefits to allow employees to select the best options to meet their individual needs.

To be the employer of choice for the broadest pool of talent and skill, we are committed to equal employment opportunity and affirmative action and are dedicated to the achievement of equality and opportunity for all

employees and applicants for employment. We strive to meet or exceed all EEO and affirmative action laws, directives and legislation. Our EEO/Affirmative Action Policy ensures employees are not discriminated against.

We are committed to the development and training of our employees and have taken significant steps to showcase construction as a career of choice. We own and operate a state-of-the-art training facility, the Knife River Training Center, which is used corporate-wide to enhance the skills of both our new and existing employees through both classroom education and hands on experience. The training facility also offers a variety of leadership development courses available for all employees.

We prioritize providing opportunities for advancement through job mobility, mentorships, succession planning and promotions. We operate under a philosophy to promote from within and offer advancement opportunities at all levels of employment, which helps retain talented employees. We engage in talent and succession planning processes and review succession plans with senior leaders at least annually, focusing on high-performing and high-potential talent, diverse talent, and succession for critical roles. We provide annual compliance training for all office staff and had nearly 100 percent participation in 2025. We are also currently rolling out Coaches Clinics and Coaching for Success training for front-line leaders and mid-level management and have expanded our internship program.

For additional information related to human capital and other information, refer to our 2025 Sustainability Report, which is expected to be published to our website in the first quarter of 2026, and is not incorporated by reference herein.

Health and Safety

Safety is a core value at our company and is foundational to establishing a culture of safety excellence in the workplace, not just for our employees, but for the safety and well-being of our contractors, customers, and the residents of the communities where we operate.

In 2025, we strengthened our safety program by launching the “I Choose Safety” initiative. The basis of “I Choose Safety” is the belief that working safely is a choice and through safety focused choices all injuries are preventable. These beliefs are the foundation for our team members’ commitment to our safety culture and that we always do the right thing…first, last and always.

Our safety program utilizes the three Ts: Tools, Training and Time, as a structure for us to provide our employees with the proper skills and expectations to safely and successfully perform their jobs. We reinforce this commitment through ongoing education and site visits.

We also adhere to the following key principles regarding safety:

- All injuries can be preventable;
- Team members are expected to live safety, on the job and at home, as a value and alignment with Knife River’s principle of developing a strong and cohesive Team;
- Management must demonstrate leadership in preventing injuries by building trust within their teams, empowering individual ownership of safety, providing a safe work environment, ensuring adequate resources are available, and ensuring accountability for unsafe conditions or actions;
- All employees have ownership over safety for themselves and their teammates and are responsible for preventing injuries to themselves and others;
- All operating exposures can be safeguarded or controlled;
- Training employees to work safely is essential; and
- Preventing personal injuries and property damage is good business.

Our ultimate goal remains zero workplace injuries, supported by industry-specific best practices and continuous improvement strategies. Leadership at every level is fully engaged and accountable for driving these efforts, ensuring safety remains a core value.

Environmental Regulations

With the environment being one of our core values, our pledge to operate in an environmentally responsible manner is reviewed and encouraged through several measures, including oversight by professional environmental staff with reporting and accountability to regional operations leaders, regular review of environmental and sustainability disclosures by the executive Sustainability Committee, thorough audits of operating activities, and in-depth property and environmental permit compliance reviews during due diligence on potential acquisitions.

We are subject to complex federal, state and local environmental compliance and reclamation regulations imposed by the federal Mine Safety and Health Administration, the federal Occupational Safety and Health Administration, the federal EPA and others. These federal, state and local laws and regulations include, among others: the federal Clean Air Act and the federal Clean Water Act; the Resource Conservation and Recovery Act; the federal CERCLA; and, occasionally, the Endangered Species Act. These laws and regulations impose numerous obligations and limitations on our operations, including:

- Zoning and land use requirements to obtain a permit or other approval before conducting regulated activities;
- Restriction on the types, quantities and concentration of materials that can be released into the environment (including noise and discharges to air and water);
- Restrictions on the management of hazardous wastes and underground storage-tank systems, as well as obligations to clean up or remediate spills of hazardous materials into the environment;
- Limitation or prohibition of activities on certain lands within wilderness, wetlands or other protected areas;
- Obligations to restore or reclaim former mining areas;
- Requirements to comply with specific health and safety criteria addressing worker protection; and
- The imposition of liabilities for pollution that may result from our operations.

Our operations are also subject to California emission reductions and regulatory compliance. The California Air Resources Board has implemented several regulations around air quality standards, including reporting requirements. These regulations are based on source categories, several of which impact our company. The three categories having the most impact to our California operations are: off-road diesel particulate and oxides of nitrogen; on-road diesel particulate and oxides of nitrogen; and harbor craft diesel particulate and oxides of nitrogen. In addition, beginning in 2026, we will be required to publicly report on 2025 scope 1 and scope 2 GHG emissions, and beginning in 2027 reporting on 2026 scope 3 GHG emissions will be required. Noncompliance with these laws and regulations can subject us to fines, loss of licenses or registrations, or various forms of civil or criminal prosecution, any of which could have a material adverse effect on our reputation, business, financial position, results of operations and cash flows.

In addition, certain environmental laws, such as CERCLA, impose strict requirements for companies to pay to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been disposed, stored or released. We may be required to remediate contaminated properties currently or formerly owned or operated by us or materials we have disposed of, regardless of whether such contamination resulted from actions taken by us or from the conduct of others at the time those actions were taken. In addition, in connection with certain acquisitions, we could assume, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. Furthermore, the existence of contamination at properties owned, leased or operated by us could result in increased operation costs or restrictions on our ability to use those properties as intended, including for mining purposes. One such site is the Portland, Oregon, Harbor Superfund Site where Knife River - Northwest was named as a PRP by the EPA related to a commercial property site acquired in 1999. For further information related to environmental reclamation obligations, see Item 8 - Note 18.

Our company is also subject to comprehensive environmental permit requirements, which are usually associated with new mining operations, although requirements vary widely from state to state and even within states. In some areas, land use regulations and associated permitting requirements are minimal. However, some states and local jurisdictions have very demanding requirements for permitting new mines. Environmental impact reports are sometimes required before a mining permit application can be considered for approval. These reports can take several years to complete. The report can include projected impacts of the proposed project on air and water quality, wildlife, noise levels, traffic, scenic vistas and other environmental factors. The reports generally include suggested actions to mitigate the projected adverse impacts. Nonetheless, we have been successful in obtaining mining and other land-use permits that provide for sufficient permitted reserves to support our operations. Individual permits applicable to our various operations are managed and tracked as they relate to the statuses of the application, modification, renewal, compliance and reporting procedures.

We regularly monitor and review our operations, which includes reviewing procedures and policies for compliance with our operating permits and related laws and regulations. We have incurred, and may incur in the future, significant operating and capital expenditures to comply with environmental laws and regulations. During 2025 and 2024, we incurred $4.4 million and $3.1 million, respectively, in capital expenditures related to environmental compliance and expect to incur $8.6 million in 2026, $6.8 million in 2027 and $9.8 million in 2028. These amounts do not include expenditures related to what may be ultimately determined with regard to the issues described previously for the Portland, Oregon, Harbor Superfund Site. Additionally, we have recorded asset retirement liabilities on our balance sheet related to the reclamation obligations for our mining activities.

We believe we are in compliance with all applicable environmental laws and regulations and that any existing non-compliance is not likely to have a material adverse effect on our results of operations. However, there can be no assurance that future compliance costs or liabilities associated with such laws and regulations or activities will not be significant.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's website at https://www.sec.gov and on our website free of charge at https://www.kniferiver.com as soon as reasonably practicable after they are filed with or furnished to the SEC. Our website and the information contained on or connected to that site are not incorporated into this report.

ITEM 1A. RISK FACTORS

Investing in our common stock involves a number of risks and uncertainties. The factors and other matters discussed herein are important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements included elsewhere in this Annual Report. If any of the risks described below actually occur, our business, prospects, financial condition or financial results could be materially impacted and the trading price of our common stock could decline, and investors could lose all or part of their investment. The following are the most material risk factors applicable to us and are not necessarily listed in order of importance or probability of occurrence and not necessarily inclusive of all risks. We may also be subject to other risks or uncertainties not presently known or that are currently deemed to be immaterial but may materially adversely affect our business, prospects, financial condition, financial results or the trading price of our common stock in future periods.

Operations, Growth and Competitive Risks

We operate in a highly competitive industry.

We are subject to competition throughout the markets we serve as they are highly fragmented and we compete with a number of regional, national and international companies. These companies may have greater financial and other resources than us, while other competitors are smaller and more specialized, and concentrate their resources in particular areas of expertise. Our results are also affected by the number of competitors in a market, the production capacity that a particular market can accommodate, the pricing practices of competitors and the entry of new competitors in a market. Significant competition could lead to lower prices, higher wages, lower sales volumes and higher costs, negatively affecting our financial condition, results of operations and liquidity.

In addition, construction materials and related contracting services are marketed under highly competitive conditions and are subject to competitive forces such as price, quality, service, delivery time and proximity to the customer. Our customers make competitive determinations based upon qualifications, experience, performance, reputation, technology, customer relationships, price, quality and ability to provide the relevant services in a timely, safe and cost-efficient manner. Increased competition may result in the inability to win bids for future projects and failure to effectively compete could negatively affect our results of operations, financial position and cash flows.

Furthermore, new acquisition opportunities are and may continue to be subject to competitive bidding environments, which may increase the prices we must pay to successfully grow our business through acquisitions.

We may not be able to secure, permit or economically mine strategically located aggregate reserves.

We must obtain governmental, environmental, mining, and/or other permits at many of our facilities. New quarry sites can take years to develop and in a number of states in which we operate it can be difficult to permit new aggregate sites or expand existing aggregate sites due to community resistance and regulatory requirements, among other things. In addition, construction aggregates are difficult to transport efficiently and freight costs can make certain deposits uneconomical to mine if located in areas of little growth or without the ability to supply growing markets served by rail or barge. Failure to secure, permit and mine such reserves could negatively impact our business, financial condition and results of operations.

We are exposed to risk of loss resulting from the nonpayment and/or nonperformance by our customers and counterparties.

Our customers include public and private entities that have been, and may continue to be, negatively impacted by the economy. A recessionary construction economy can increase the likelihood that we will not be able to collect on all accounts receivable or may experience a delay in payment from some customers. If our customers or counterparties experience financial difficulties, which has occurred and may reoccur, we could experience difficulty in collecting receivables. While not one customer accounted for over 10 percent of our revenue in 2025 or 2024, our top 15 customers accounted for about 21 percent of our 2025 revenue, of which nine were state-level DOTs. We face collection risk as a normal part of business where we perform services and subsequently bill clients for such services. In the event that we have concentrated credit risk from customers in a specific geographic area or industry,

negative trends or a worsening in financial conditions in that specific geographic area or industry, we could become more susceptible to disproportionately high levels of default. Nonpayment and/or nonperformance by our customers and counterparties could have a negative impact on our results of operations and cash flows.

Our success depends, in part, on the ability to execute on our acquisition strategy, to successfully integrate acquired businesses and to retain key employees of acquired businesses.

Our current geographic and asset footprint is the result of a deliberate acquisition growth strategy, which began in 1992 following our first aggregate company acquisition. Since then, we have acquired and integrated over 90 complementary businesses, which have contributed significantly to our growth. Management continues to evaluate and pursue strategic acquisition opportunities as part of our ongoing growth strategy. Management is unable to predict the timing or size of any future acquisitions. Potential risks associated with acquisitions could include, among other things: our ability to identify attractive acquisitions; our ability to offer potential acquisition targets competitive transaction terms; our ability to raise additional equity and/or incur additional indebtedness, which could increase our leverage; regulatory approval; and reputational or other damage due to the prior conduct of an acquired company.

In addition, the investigation of potential acquisitions and the negotiation, drafting and execution of relevant agreements, disclosure documents, regulatory filings and other instruments require substantial management time and attention and costs for third-party consultants. If a proposed acquisition is not completed for any reason, including events beyond our control which have occurred and may reoccur, the costs incurred up to that point for the transaction likely would not be recoverable.

Acquisitions typically require integration of the acquired company's project management, finance, information technology, risk management, purchasing, human resources and fleet management functions. We may be unable to successfully integrate an acquired business into our existing business, and an acquired business may not be as profitable as expected or at all. Acquisitions involve risks that the acquired business will not perform as expected and that the expectations concerning the value, strengths and weaknesses of the acquired business will prove incorrect. The inability to successfully integrate new businesses in a timely and orderly manner could increase costs and result in dis-synergies and negatively impact our results of operations and prevent realizing expected rates of return on the acquired business. Factors affecting the successful integration of an acquired business include but are not limited to, the following:

- Responsibility for certain liabilities of an acquired business, whether or not known, which could include, among other things, tax liabilities, product and other tort liabilities, breach of contract claims, environmental liabilities, permitting and regulatory compliance issues and liabilities for employment practices.
- Ability to retain local managers, key employees and customers who are important to the operations of the acquired business.
- Implementation of financial and management information systems, business practices and policies.
- Conforming standards, controls, procedures and policies, business cultures and compensation structures among Knife River and the acquired company.
- Pursuit of multiple acquisition opportunities simultaneously.
- Unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight.

In addition, potential acquisitions may be in states in which we do not currently operate, which could result in unforeseen operating difficulties and difficulties in coordinating geographically dispersed operations, personnel and facilities.

Our results of operations from potential acquisitions could, in the future, result in impairment charges for any of the intangible assets, including goodwill, or other long-lived assets, particularly if economic conditions worsen unexpectedly. As a result of these changes, our financial condition, results of operations and liquidity could be

materially adversely affected. In addition, many of the businesses that we have acquired and may acquire have unaudited financial statements that have been prepared by the management of such companies and have not been independently reviewed or audited. We cannot assure that the financial statements of companies we have acquired or may acquire would not be materially different if such statements were independently reviewed or audited. If such statements were to be materially different, the tangible and intangible assets we acquire may be more susceptible to impairment charges, which could have a material adverse effect on our results of operations.

We cannot guarantee that we will continue to acquire businesses at valuations consistent with prior acquisitions or that we will complete future acquisitions at all. We also cannot know whether there will be attractive acquisition opportunities at reasonable prices or that financing will be available.

Technology disruptions or cyberattacks could adversely impact operations.

We use technology in substantially all aspects of our business operations and require uninterrupted operation of information technology and operation technology systems, including disaster recovery and backup systems and network infrastructure. These systems may be vulnerable to physical and cybersecurity failures or unauthorized access, due to: hacking, human error, theft, sabotage, malicious software, ransomware, third-party compromise, acts of terrorism, acts of war, acts of nature or other causes.

Should a compromise or system failure occur, interdependencies to technology may disrupt our ability to fulfill critical business functions. This may include interruption of facilities for delivery of construction materials or other products and services, any of which could adversely affect our reputation, business, cash flows and results of operations or subject us to legal costs.

Our accounting systems and our ability to collect information and invoice customers for products and services could be disrupted. If our operations are disrupted, it could result in decreased revenues and remediation costs that could adversely affect our results of operations and cash flows.

Through the ordinary course of business, we require access to sensitive customer, supplier, employee, financial and other data. A breach of our systems could compromise sensitive data and could go unnoticed for some time. Such an event could result in negative publicity and reputational harm, remediation costs, legal claims and fines that could have an adverse effect on our financial results. Third-party service providers that perform critical business functions for us or have access to sensitive information within our company also may be vulnerable to security breaches and information technology risks that could adversely affect us.

Cyberattacks continue to increase in frequency and sophistication, which could cause our information systems to be a target of ongoing and sophisticated cyberattacks by a variety of sources with the apparent aim to breach our cyber-defenses. Also, we may face increased cyber risk due to the use of employee-owned devices and work from home arrangements. Such incidents could have a material adverse effect on our business, financial condition or results of operations. Management is continuously reevaluating the need to upgrade and/or replace systems and network infrastructure. These upgrades and/or replacements could adversely impact operations by imposing increased costs, creating delays or outages, or creating difficulties transitioning to new systems. System disruptions, if not anticipated and appropriately mitigated, could adversely affect us.

SEC rules require us to provide disclosures around cybersecurity risk management, strategy and governance, as well as to disclose the occurrence of material cybersecurity incidents. We cannot predict or estimate the amount of costs we will incur in order to comply with these rules or the timing of such costs. These rules and regulations may also require us to report a cybersecurity incident before we have been able to fully assess the impact or remediate the underlying issue. Efforts to comply with such reporting requirements could divert management's attention from its incident response and could potentially reveal system vulnerabilities to threat actors. Failure to timely report incidents under these or other similar rules could also result in monetary fines, sanctions, or subject us to other forms of liability. This regulatory environment is increasingly challenging and may present material obligations and risks to our business, including significantly expanded compliance burdens, costs and enforcement risks.

While our insurance policies include liability coverage for certain of these matters, if we experience a significant security incident, we could be subject to liability or other damages that exceed our insurance coverage

and we cannot be certain that such insurance policies will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our results of operations, financial condition and cash flows.

Artificial intelligence presents risks and challenges that can negatively impact our business by posing security risks to our confidential information, proprietary information and personal data.

Issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability or other adverse consequences to our business operations. We are starting to introduce artificial intelligence tools to our technology users and may adopt and integrate generative artificial intelligence tools for specific use cases. Our vendors may incorporate generative artificial intelligence tools into their offerings without disclosing this use to us, and the providers of these generative artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit Knife River or its vendors' ability to maintain an adequate level of service and experience. If Knife River, its vendors, or its third-party partners experience an actual or perceived breach of privacy or security incident because of the use of generative artificial intelligence, we may lose valuable intellectual property and confidential information and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these outcomes could damage our reputation, result in the loss of valuable property and information, and adversely impact our business.

We may be unable to protect our intellectual property, or may be alleged to have infringed upon the intellectual property rights of others, which could result in a loss of our competitive advantage and a diversion of resources.

Our efforts to protect our intellectual property rights may not be sufficient or effective to prevent misappropriation or infringement of our intellectual property, which could result in a loss of our competitive advantage. In addition, any of our intellectual property rights may be challenged, which could result in being declared invalid or unenforceable. We have, and may, litigate to protect our intellectual property from misappropriation or infringement by others, which could be expensive and cause a diversion of resources and ultimately may not be successful.

Moreover, competitors or other third parties may allege that Knife River, or consultants or other third parties retained or indemnified by it, infringe on its intellectual property rights. The potential risks and uncertainties of intellectual property-related litigation and an assertion of an infringement claim against us may cause us to spend significant amounts to defend the claim, and possibly pay significant monetary damages. In the event of a settlement or adverse judgment, our results of operations may materially decline if we are prohibited from using the relevant intellectual property, especially if we are required to pay to the alleged owner of the relevant intellectual property licensing fees, royalties or damages. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims may be time consuming and expensive and may result in the diversion of time and attention of our management and employees.

Pandemics may have a negative impact on our business operations, revenues, results of operations, liquidity and cash flows.

Pandemics have disrupted national, state and local economies. To the extent a pandemic adversely impacts our businesses, operations, revenues, liquidity or cash flows, it could also have a heightened effect on other risks described in this section. The degree to which a pandemic will impact us depends on future developments, including federal and state mandates, actions taken by governmental authorities, effectiveness of vaccines being administered, and the pace and extent to which the economy recovers and remains under relatively normal operating conditions.

Other factors associated with a pandemic that could impact our businesses and future operating results, revenues and liquidity include impacts related to the health, safety, and availability of employees and contractors; extended rise in unemployment; public and private-sector budget changes and constraints; counterparty credit; costs and

availability of supplies; capital construction and infrastructure operation and maintenance programs; financing plans; pension valuations; travel restrictions; and legal matters. The economic and market disruptions resulting from a pandemic could also lead to greater than normal uncertainty with respect to the realization of estimated amounts, including estimates for backlog, revenue recognition, intangible assets, other investments and provisions for credit losses.

Economic and Political Risks

Our business is seasonal and subject to weather conditions that could adversely affect our operations.

A majority of our business is seasonal, with results of operations affected by weather conditions. Construction materials production and related contracting services typically follow the activity in the construction industry, with heavier contracting services workloads in the spring, summer and fall. Extreme or unusually adverse weather conditions, which have occurred and may reoccur, such as extreme temperatures, heavy or sustained rainfall or snowfall, wildfires and storms may affect the demand for products and the ability to perform services on construction work. Unseasonably wet and/or cold weather in the states where we operate can delay the start or cause an early end to the construction season or cause temporary delays on specific projects, which can impact both our construction materials sales and contracting services revenues. We could also be impacted by drought conditions, which may restrict the availability of water supplies and inhibit the ability to conduct operations. As a result, extreme or unusually adverse weather conditions have, and could negatively affect our future results of operations, financial position and cash flows.

Significant changes in prices for commodities, labor, or other production and delivery inputs could negatively affect our businesses.

Our operations are exposed to fluctuations in prices for labor, energy-related products, cement, liquid asphalt, fuel, raw materials and utilities, among other things. Prices are generally subject to change in response to fluctuations in supply and demand and other general economic and market conditions beyond our control. The global political environment is out of our control and a primary driver in price changes to commodities. We have experienced elevated commodity and supply chain costs including the costs of labor, raw materials, energy-related products and other inputs used in the production and distribution of our products and services. While we seek to mitigate some or all cost increases through increases in selling prices of our materials, maintaining positive relationships with numerous critical supplies, escalation clauses in contracting services contracts and fuel surcharges, we may not always be successful which could negatively impact our results of operations.

High energy prices, specifically for diesel fuel, natural gas and liquid asphalt, have impacted and could affect future margins realized, as well as demand for construction materials and related contracting services. Increased labor costs, due to labor shortages, competition from other industries, or other factors, could also negatively affect our results of operations. Due to their size and weight, aggregates are costly to transport efficiently. Our products and services are generally localized around our aggregate sites and served by truck or in certain markets by rail or barge. We could be negatively impacted by freight costs due to rising fuel costs; rate increases for third-party freight; truck, railcar or barge shortages, including shortages of truck drivers and rail crews; rail service interruptions; and minimum tonnage requirements, among other things. To the extent price increases or other mitigating factors are not sufficient to offset these increased costs adequately or timely, and/or if the price increases result in a significant decrease in sales volumes, our results of operations, financial position and cash flows could be negatively impacted.

Supply chain disruptions may adversely affect our operations.

At times or in certain markets, we rely on third-party vendors and manufacturers to supply or transport many of the materials necessary for our operations. Disruptions, shortages or delays in the transportation of materials; price increases from suppliers or manufacturers; or inability to source needed materials have occurred and may continue to occur, which could adversely affect our results of operations, financial condition, cash flows and harm customer relationships. Further, supply chain disruptions can occur from events out of our control such as fires, floods, severe weather, natural disasters, environmental incidents or other catastrophes. National and regional demand for cementitious and liquid asphalt may at times outpace the supply in the market. This imbalance creates a temporary

shortage which may cause prices to increase faster than downstream products. Any material disruption at our facilities or those of our customers or suppliers or otherwise within our supply chain, whether as a result of downtime, work stoppages or facility damage, could prevent us from meeting customer demands or expected timelines, require us to incur unplanned capital expenditures, or cause other material disruptions to our operations, any of which could have a material adverse effect on our operations, financial position and cash flows.

Our operations could be negatively impacted by import tariffs and/or other government mandates.

We operate in or provide services to capital-intensive industries in which federal trade policies could significantly impact the availability and cost of materials. Imposed and proposed tariffs could significantly increase the prices and delivery lead times on raw materials and finished products that are critical to us and our customers, such as cement and steel, among other things. We face competition from manufacturers both in the United States and around the world, some of which may engage in competition and trade practices involving the importation of competing products in the United States or other foreign laws, regulations or practices. Prolonged lead times on the delivery of raw materials and further tariff increases on raw materials and finished products could adversely affect our business, financial condition and results of operations.

Our business is based in large part on government-funded infrastructure projects and building activities, and any reductions or reallocation of spending or related subsidies in these areas could adversely impact us.

Certain of our businesses depend on government spending for infrastructure and other similar building activities. As a result, demand for some of our products is influenced by local, state and federal government fiscal policies, tax incentives and other subsidies, and other general macroeconomic and political factors. Projects in which we participate may be funded directly by governments or privately funded, but are otherwise tied to or impacted by government policies and spending measures.

Government spending is often approved only on a short-term basis and some of the projects in which our products are used require longer-term funding commitments. If government funding is not approved or funding is delayed or lowered as a result of poor economic conditions, lower than expected revenues, competing spending priorities, or other factors, it could limit infrastructure projects available, increase competition for projects, result in excess inventory, and decrease sales, all of which has occurred, and may re-occur, and could adversely affect the financial condition of our business.

Additionally, certain regions or states may require or possess the means to finance only a limited number of large infrastructure projects, which could result in fewer projects in our markets being released. Also, periods of high demand may be followed by years of little to no activity. There can be no assurances that governments will sustain or increase current infrastructure spending or allocate funding to projects in our markets, and any reductions thereto or delays therein could affect our business, liquidity and financial condition, and results of operations.

Economic volatility affects our operations, as well as the demand for our products and services.

Unfavorable economic conditions can negatively affect the level of public and private expenditures on projects and the timing of these projects which, in turn, can negatively affect demand for our products and services. The level of demand for construction materials and contracting services have been, and could be, adversely impacted by the economic conditions in the industries and market areas we serve, as well as in the general economy. Local, state and federal budget limitations also affect the funding available for infrastructure spending, which could have an adverse impact on our earnings and results of operations.

Legal and Regulatory Compliance Risks

We may be negatively impacted by pending and/or future litigation, claims or investigations.

We are and/or may become party to, among other things, personal injury, environmental, commercial, contract, warranty, antitrust, tax, property entitlements and land use, product liability, health and safety, wage and hour, and employment claims. The outcome of pending or future lawsuits, claims, investigations or proceedings is often difficult to predict and could be adverse and material in amount. In addition to the monetary cost, litigation can

divert management's attention from its core business opportunities. Development of new information in these matters can often lead to changes in management's estimated liabilities associated with these proceedings including the judge's rulings or judgments, jury verdicts, settlements or changes in applicable law. The outcome of such matters is often difficult to predict, and unfavorable outcomes could have a material impact to our results of operations, financial position and cash flows.

Unexpected factors affecting self-insurance claims and reserve estimates could adversely affect us.

We use a combination of insurance and self-insurance to provide for potential liabilities for workers' compensation, general liability, vehicle accident, property and associated medical benefit claims. Historical claims experience, demographic and severity factors and other actuarial assumptions are subject to a high degree of variability and are used to estimate the liabilities associated with the risks retained by us. Among the causes of this variability are unpredictable external factors affecting future inflation rates, litigation trends, legal interpretations, benefit level changes, medical stop loss coverage and claim settlement patterns. A significant change in external factors could have a material impact to our financial position and liquidity.

Our operations are subject to environmental laws and regulations that may increase costs, impact or limit business plans, or expose us to environmental liabilities.

We are subject to environmental laws and regulations affecting many aspects of our operations, including air and water quality, processed water discharge, the generation, transportation and disposal of solid waste and hazardous substances, aggregate permitting and other environmental considerations. These laws and regulations can increase capital, operating and other costs; cause delays as a result of litigation and administrative proceedings; and create environmental compliance, remediation, containment, monitoring and reporting obligations for construction materials facilities. Environmental laws and regulations can also require us to install pollution control equipment at our facilities, clean up spills and other contamination, and correct environmental hazards, including payment of all or part of the cost to remediate sites where we had past activities, or the activities of other parties, caused environmental contamination. These laws and regulations generally require us to obtain and comply with a variety of environmental licenses, permits, inspections and other approvals. Although we strive to comply with all applicable environmental laws and regulations, public and private entities and private individuals may interpret our legal or regulatory requirements differently and seek injunctive relief or other remedies against us. We cannot predict the outcome, financial or operational, of any such litigation or administrative proceedings.

Existing environmental laws and regulations may be revised and new laws and regulations seeking to protect the environment may be adopted or become applicable to us. These laws and regulations could require us to limit the use or output of certain facilities; restrict the use of certain fuels; prohibit or restrict new or existing services; replace certain fuels with renewable fuels; retire and replace certain facilities and equipment; install pollution controls; remediate environmental impacts; remove or reduce environmental hazards; or forego or limit the development of resources. Revised or new laws and regulations that increase compliance and disclosure costs and/or restrict operations could adversely affect our results of operations and cash flows.

Our operations could be adversely impacted by sever weather events, including as a result of climate change.

Severe weather events, such as tornadoes, hurricanes, rain, drought, ice and snowstorms, and high- and low-temperature extremes, occur in regions in which we operate and maintain infrastructure. Climate change could change the frequency and severity of these weather events, which may create physical and financial risks. Such risks could have an adverse effect on our financial condition, results of operations and cash flows. Increases in severe weather conditions or extreme temperatures may cause infrastructure construction projects to be delayed or canceled and limit resources available for such projects resulting in decreased revenue or increased project costs. In addition, drought conditions could restrict the availability of water supplies or limit the ability to obtain water use permits, inhibiting the ability to conduct operations. To date, we have not experienced any material impacts to our financial condition, results of operations or cash flows due to the physical effects of climate change.

Climate change may impact a region's economic health, which could impact our revenues. Our financial performance is tied to the health of the regional economies served where we provide construction materials and

services. Increases in severe weather events or significant changes in temperature and precipitation patterns could adversely affect the economies of the states and communities affected by that industry.

The insurance industry has been and may be adversely affected by severe weather events, which may impact availability of insurance coverage, insurance premiums and insurance policy terms.

Beyond the commercial pressures implicated by climate change concerns, our operations may face potential adverse physical effects. If any of our properties and facilities experience a significant operational disruption or catastrophic loss due to the increased frequency or the severity of natural disasters or severe weather events, it could delay or disrupt production, shipments, and revenue, and result in potentially significant expenses to repair or replace these properties, which may negatively affect our business and financial results.

Stakeholder actions and regulatory activity related to sustainability matters, particularly climate change and reducing GHG emissions, could adversely impact our operations, costs of or access to capital and impact or limit business plans.

We could face stakeholder scrutiny related to sustainability matters. There is focus from certain stakeholders and regulators related to sustainability across all industries in recent years, with investors (including institutional investors), proxy advisory firms, customers, employees and lenders, placing varying importance on the impacts and social cost associated with climate change as well as sustainability practices and policies of companies, including sustainability performance and risk mitigation efforts. There is also risk that we could be perceived as, or accused of, "greenwashing," *i.e.*, the process of conveying misleading information or making false claims that overstate potential environmental benefits, which could lead to reputational harm. Investors (including certain institutional investors), proxy advisory firms, customers, employees and lenders, may also require us to implement sustainability procedures or standards before they continue to do business with us. In addition, some investors use these criteria to guide their investment strategies, and may not invest in us, or divest their holdings of us, if they believe our policies on these topics are inadequate or, on the other hand, have a negative response to such policies. Our various stakeholders or regulators may also have divergent opinions on these types of matters as well as conflicting expectations regarding our culture, values, goals and business, which makes it difficult to achieve a consistently positive perception amongst all of our various stakeholders. Moreover, we may determine that it is in the best interest of our company and our stockholders to prioritize other investments over the achievement of our current goals based on economic, technological developments, regulatory and social factors, business strategy or pressure from investors, activists, or other stakeholders.

Certain public concern over climate change has resulted in, and may continue to result in, new or increased state, regional, federal and global legal and regulatory requirements, including taxation, to reduce or mitigate carbon emissions and to limit or impose additional costs on hydrocarbon and water usage or other climate-related objectives. In the event that such new regulation is more stringent than current regulatory obligations, or the measures that we are currently undertaking to monitor and improve our resource efficiency, we may experience disruptions in, or increases in our costs of operation and delivery to comply with new regulatory requirements due to investments in facilities and equipment or the relocation of our facilities. We monitor, analyze and report GHG emissions from our operations. We will continue to monitor GHG regulations and their potential impact on operations. Due to the uncertain availability of technologies to control GHG emissions and the unknown obligations that potential GHG emission legislation or regulations may create, we cannot determine the potential financial impact on our operations.

If Knife River or our suppliers are required to comply with new climate or GHG emission laws and regulations, we may experience increased costs for energy, production, transportation, and raw materials, increased capital expenditures, or increased insurance premiums and deductibles, each of which could adversely impact our operations. In particular, proposed, new or inconsistent regulation and taxation of fuel and energy could increase the cost of complying with such laws and regulations as well as the cost of operation, including fuel required to operate our facilities or transport and distribute our products, thereby increasing the distribution and supply chain costs associated with our products. Any assessment of the potential impact of future climate change legislation, regulations or industry standards is uncertain given the wide scope of potential regulatory change in the jurisdictions in which we operate.

The price of energy also has an impact on the economic health of communities. The cost of additional regulatory requirements related to climate change, such as regulation of carbon dioxide emissions under the federal Clean Air Act, requirements to replace fossil fuels with renewable energy or to obtain emissions credits, or other environmental regulation or taxes could impact the availability of goods and the prices charged by suppliers, which would normally be borne by consumers through higher prices for energy and purchased goods, and could adversely impact economic conditions of areas served by us. To the extent financial markets view climate change and GHG emissions as a financial risk, this could negatively affect our ability to access capital markets or result in less competitive terms and conditions.

In addition, the focus on climate change and regulatory requirements may result in us facing adverse reputational risks associated with certain of our operations producing GHG emissions. Although we have not experienced difficulties in these areas, if unable to satisfy the climate-related expectations of certain stakeholders, we may suffer reputational harm, which may cause our stock price to decrease or difficulty in accessing the capital or insurance markets. Such efforts, if successfully directed at us, could increase the costs of or access to capital or insurance and interfere with business operations and the ability to make capital expenditures.

Changes in tax law may negatively affect our business.

Changes to federal, state and local tax laws have the ability to benefit or adversely affect our earnings and customer costs. Significant changes to corporate tax rates could result in, among other things, the impairment of deferred tax assets that are established based on existing law at the time of deferral. A number of factors may increase our future effective income tax rate, including: governmental authorities increasing taxes or eliminating deductions, particularly the depletion deduction, the mix of earnings from depletable versus non-depletable businesses, the jurisdictions in which earnings and/or revenues are taxed, the resolution of issues arising from tax audits with various tax authorities, changes in the valuation of our deferred tax assets and liabilities, adjustments to estimated taxes upon finalization of various tax returns, changes in available tax credits, changes in stock-based compensation, other changes in tax laws and the interpretation of tax laws and/or administrative practices.

Human Capital Risks

Our operations may be negatively affected if we are unable to obtain, develop and retain key personnel and skilled labor forces.

We must attract, develop and retain executive officers and other professional, technical and labor forces with the skills and experience necessary to successfully manage, operate and grow. Competition for these employees is high, due in part to changing workforce demographics, a shortage of younger employees who are qualified to replace employees as they retire, seasonality, and remote work opportunities, among other things. In some cases, competition for these employees is on a regional or national basis. At times of low unemployment, it can be difficult for us to attract and retain qualified and affordable personnel. A shortage in the supply of skilled personnel creates competitive hiring markets, increased labor expenses, decreased productivity and potentially lost business opportunities to support its operating and growth strategies. Additionally, if we are unable to hire employees with the requisite skills, we may be forced to incur significant training expenses. As a result, our ability to maintain productivity, relationships with customers, competitive costs, and quality services is limited by the ability to employ, retain and train the necessary skilled personnel and could negatively affect our results of operations, financial position and cash flows.

It is also critical to develop and train employees, hire new qualified personnel, and successfully manage the short and long-term transfer of critical knowledge and skills, including leadership development and succession planning throughout our company. The loss of key personnel, coupled with an inability to adequately train other personnel, hire new personnel or transfer knowledge and skills, could significantly impact our ability to perform under our contracts and execute on new or growing programs.

Additionally, approximately 11 percent of Knife River’s workforce is comprised of employees that are covered by collective bargaining agreements with various unions. If we encounter difficulties with renegotiations or renewals of collective bargaining arrangements or are unsuccessful in those efforts, we could incur additional costs and experience work stoppages. Union actions at suppliers also can affect us. Any delays or work stoppages could

adversely affect the ability to perform under contracts, which could negatively impact our results of operations, cash flows and financial condition.

Increasing costs associated with health care plans may adversely affect our results of operations.

We are primarily self-insured for the health care benefits for eligible employees. Health care costs may continue to increase and could have an adverse impact on operating results, financial position and liquidity, particularly if we cannot continue to carry stop loss insurance. Legislation related to health care could also change our benefit program and costs.

Financial and Accounting Risks

Aggregate resource and reserve calculations are estimates and subject to uncertainty.

We estimate aggregate reserves and resources based on available data. The estimates depend upon the interpretation of surface and subsurface investigations, major assumptions and other supporting data, which can be unpredictable. The quantity and quality must be considered as only an estimate until reserves are actually extracted and processed. This uncertainty in aggregate resource and reserve calculations may adversely impact our results of operations.

Backlog may not accurately represent future revenue and gross margin.

Backlog consists of the uncompleted portion of services to be performed under job-specific contracts. Contracts are subject to delay, default or cancellation, and contracts in our backlog are subject to changes in the scope of services to be provided, as well as adjustments to the costs relating to the applicable contracts. Backlog may also be affected by project delays or cancellations resulting from weather conditions, external market factors and economic factors beyond our control, among other things. Accordingly, there is no assurance that backlog will be realized. The timing of contract awards and duration of large new contracts can significantly affect backlog. Backlog at any given point in time may not accurately represent the revenue or margin that is realized in any period. Also, the backlog as of the end of the year may not be indicative of the revenue and gross margin expected to be earned in the following year and should not be relied upon as a stand-alone indicator of our future financial results.

We operate in a capital-intensive industry and are subject to capital market and interest rate risks.

Our operations require significant capital investment to purchase and maintain the property and equipment required to mine and produce our products. In addition, our operations include a significant level of fixed and semi-fixed costs. Consequently, we rely on capital markets, particularly in the first half of the year due to the seasonal nature of the industry, as sources of liquidity for capital requirements not satisfied by cash flows from operations. If we are unable to access capital at competitive rates, the ability to implement business plans, make capital expenditures or pursue acquisitions we would otherwise rely on for future growth may be adversely affected. Market disruptions may increase the cost of borrowing or adversely affect our ability to access one or more financial markets. Such market disruptions could include: a significant economic downturn, financial distress of unrelated industry leaders in the same line of business, deterioration in capital market conditions, turmoil in the financial services industry, volatility in commodity prices, pandemics, terrorist attacks, acts of war, and cyberattacks, among other things.

The debt capital market environment could impact our ability to borrow money in the future. Additional financing or refinancing might not be available and, if available, may not be at economically favorable terms. Further, an increase in our leverage could lead to deterioration in our credit ratings. A downgrade in our credit ratings, regardless of the cause, could also limit the ability to obtain additional financing and/or increase the cost of obtaining financing. There is no guarantee we will be able to access the capital markets at financially economical interest rates, which could negatively affect our business. We are also exposed to interest rate volatility risk on our variable rate debt as changes in central bank federal policies, as well as macro-economic factors, impact interest rates. While we currently expect to have adequate credit available to meet our needs, there can be no assurance of that.

We may be required to obtain financing in order to fund certain strategic acquisitions, if they arise, or to refinance outstanding debt. It is possible a large strategic acquisition would require us to issue new equity and other debt and could result in a ratings downgrade notwithstanding our issuance of equity securities to fund the transaction. We are also exposed to credit market risk, through the interest payable on any variable-rate debt, including the interest cost on future borrowings under our credit facilities.

Financial market changes could impact our defined benefit pension plans and obligations.

We have two frozen defined benefit pension plans for certain current and former employees. Assumptions regarding future costs, returns on investments, interest rates and other actuarial assumptions have a significant impact on the funding requirements and expense recorded relating to these plans.

Adverse changes in economic indicators, such as consumer spending, inflation data, interest rate changes, political developments and threats of terrorism, among other things, can create volatility in the financial markets. These adverse changes have impacted and could further impact the assumptions and negatively affect the value of assets held in our pension plans and may increase the amount and accelerate the timing of required funding contributions for those plans.

Costs related to obligations under MEPPs could have a material negative effect on our results of operations and cash flows.

We participate in MEPPs for employees represented by certain unions. We are required to make contributions to these plans in amounts established under numerous collective bargaining agreements between our operating subsidiaries and those unions.

We may be obligated to increase our contributions to underfunded plans that are classified as being in endangered, seriously endangered or in critical status as defined by the Pension Protection Act of 2006. Plans classified as being in one of these statuses are required to adopt Rehabilitation Plans or Funding Improvement Plans to improve their funded status through increased contributions, reduced benefits or a combination of the two.

We may also be required to increase our contributions to MEPPs if the other participating employers in such plans withdraw from the plans and are not able to contribute amounts sufficient to fund the unfunded liabilities associated with their participation in the plans. The amount and timing of any increase in our required contributions to MEPPs may depend upon one or more factors, including the outcome of collective bargaining; actions taken by trustees who manage the plans; actions taken by the plans' other participating employers; the industry for which contributions are made; future determinations that additional plans reach endangered, seriously endangered or critical status; newly enacted government laws or regulations and the actual return on assets held in the plans; among others. We could experience increased operating expenses as a result of required contributions to MEPPs, which could have an adverse effect on our results of operations, financial position or cash flows.

In addition, pursuant to the Employee Retirement Income Security Act of 1974, as amended by the Multiemployer Pension Plan Amendments Act, we could incur a partial or complete withdrawal liability upon withdrawing from a plan, exiting a market in which it does business with a union workforce or upon termination of a plan. We could also incur additional withdrawal liability if our withdrawal from a plan is determined by that plan to be part of a mass withdrawal.

We have substantial indebtedness and may incur substantial additional indebtedness, which could adversely affect our business, profitability and its ability to meet obligations.

We had $1,181.1 million in aggregate principal amount of indebtedness outstanding as of December 31, 2025. Such indebtedness consists of $425 million 7.750% notes due 2031, $756 million in aggregate principal amount of term loans and a $500 million revolving credit facility, under which we have no aggregate principal amount of loans outstanding as of December 31, 2025.

This amount of debt could potentially have important consequences to us and our investors, including:

- Requiring a substantial portion of our cash flow from operations to make interest payments on this debt.

- Making it more difficult to satisfy debt and other obligations.
- Increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing.
- Increasing our vulnerability to general adverse economic and industry conditions.
- Reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business.
- Limiting our flexibility in planning for, or reacting to, changes in our business and the industry.
- Placing us at a competitive disadvantage relative to our competitors that may not be as highly leveraged with debt.
- Limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase ordinary shares.

To the extent that we incur additional indebtedness, the foregoing risks could increase. In addition, our actual cash requirements in the future may be greater than expected and our cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due. Further, we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

Despite our current level of indebtedness, we may be able to incur substantially more debt, which could increase the risks to our financial condition.

We may be able to incur substantial additional indebtedness in the future. Although certain of the agreements governing our existing indebtedness contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions, including compliance with various financial conditions. Additional indebtedness incurred in compliance with our existing debt instruments could be substantial. To the extent new debt is added to our current debt levels, the leverage risks described in the immediately preceding risk factor would increase.

A lowering or withdrawal of the ratings, outlook or watch assigned to Knife River or its debt by rating agencies may increase our future borrowing costs and reduce our access to capital.

The rating, outlook or watch assigned to Knife River or its debt could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, current or future circumstances relating to the basis of the rating, outlook, or watch such as adverse changes to our business, so warrant. Our credit ratings may also change as a result of the differing methodologies or changes in the methodologies used by the rating agencies. Any future lowering of Knife River's or its debt's ratings, outlook or watch likely would make it more difficult or more expensive for us to obtain additional debt financing.

Shareholder Risks

The trading market for Knife River common stock has existed only a relatively short period, and the market price and trading volume of its common stock may fluctuate significantly.

The trading price of Knife River common stock has been and may continue to be volatile and the trading volume may fluctuate and cause significant price variations to occur. For many reasons, including the other risks identified in this section, the market price of Knife River's common stock may be more volatile than its market peers. These factors may result in short-term or long-term negative pressure on the value of Knife River's common stock. We cannot predict the prices at which Knife River's common stock may trade.

The market price of shares of Knife River common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including: actual or anticipated fluctuations in our operating results, the operating and stock price performance of comparable companies, changes in the regulatory and legal environment in

which we operate, market conditions in the construction materials and contracting services market, and the domestic and global economy as a whole.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, Knife River’s stock price and trading volume could decline.

The trading market for Knife River common stock depends in part on the research and reports that securities or industry analysts publish about Knife River or its business. If one or more of the analysts downgrades Knife River's stock or publishes misleading or unfavorable research about our business, Knife River's stock price could decline. If one or more of the analysts ceases coverage of Knife River common stock or fails to publish reports on us regularly, demand for Knife River common stock could decrease, which could cause Knife River common stock price or trading volume to decline.

Stockholder percentage of ownership in us may be diluted in the future.

Our stockholders’ percentage ownership in Knife River has been, and is expected to further be, diluted because of equity awards that have been and will be granted to its directors, officers and employees. Our stockholders' percentage ownership in Knife River may also be diluted as a result of equity issuances for acquisitions or capital market transactions.

In addition, our second amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock that have such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Knife River common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Knife River common stock. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock.

We cannot guarantee the timing, declaration, amount or payment of dividends, if any, on our common stock.

The timing, declaration, amount and payment of any dividends are within the discretion of our board of directors, and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by our board of directors. Moreover, if we determine to pay any dividend in the future, there can be no assurance that we will continue to pay such dividends or the amount of such dividends.

The Company’s second amended and restated bylaws designates the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state court of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Knife River’s stockholders, which could discourage lawsuits against the Company and its directors and officers.

The Company’s second amended and restated bylaws provide that, unless the board of directors otherwise determines, the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state court of the State of Delaware, or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Knife River, any action asserting a claim of breach of a fiduciary duty owed by any director or officer to Knife River or its stockholders, creditors or other constituents, any action asserting a claim against Knife River or any director or officer arising pursuant to any provision of the DGCL or the Company’s second amended and restated certificate of incorporation or second amended and restated bylaws, or any action asserting a claim against Knife River or any director or officer governed by the internal affairs doctrine.

In addition, the Company’s second amended and restated bylaws further provide that, unless the board of directors otherwise determines, the federal district courts of the United States of America shall be the sole and

exclusive forum for any action asserting a claim arising under the Securities Act. The exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are "facially valid" under Delaware law, there is uncertainty as to whether other courts will enforce Knife River's federal forum provision described above. Knife River's stockholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.

This exclusive forum provision may limit the ability of Knife River's stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Knife River or its directors or officers, which may discourage such lawsuits against the Company and its directors and officers, and such provision may also make it more expensive for Knife River's stockholders to bring such claims.

Although the Company's second amended and restated bylaws include the exclusive forum provision described above, it is possible that a court could rule that this provision is inapplicable or unenforceable. Alternatively, if a court outside of Delaware were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, Knife River may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Provisions in the Company's second amended and restated certificate of incorporation and second amended and restated bylaws and Delaware law may prevent or delay an acquisition of Knife River, which could decrease the trading price of Knife River common stock.

The Company's second amended and restated certificate of incorporation and second amended and restated bylaws, and Delaware law, contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids more expensive to the acquirer and to encourage prospective acquirers to negotiate with the Company's board of directors rather than to attempt a hostile takeover. These provisions include rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings and the right of the Company's board of directors to issue preferred stock without stockholder approval. Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15 percent or more of Knife River's outstanding common stock and Knife River.

The Company believes these provisions protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with its board of directors and by providing its board of directors with more time to assess any acquisition proposal. These provisions are not intended to make Knife River immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that the Company's board of directors determines is not in the best interests of Knife River and its stockholders. Accordingly, in the event that the Company's board of directors determines that a potential business combination transaction is not in the best interests of Knife River and its stockholders but certain stockholders believe that such a transaction would be beneficial to Knife River and its stockholders, such stockholders may elect to sell their shares in Knife River and the trading price of Knife River common stock could decrease.

These and other provisions of the Company's second amended and restated certificate of incorporation, second amended and restated bylaws and the DGCL could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control, which may have a material adverse effect on its business, financial condition and results of operations. In addition, applicable state insurance laws and regulations could delay or impede a change of control of Knife River.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

Overall Risk Management and Strategy. Our cyber risk management program helps ensure that our electronic information and information systems are protected from various threats and are built on and follow the Cybersecurity Maturity Model Certification for information security requirements and the protection of sensitive information. The cyber risk management program is maintained as part of our overall governance, enterprise risk management program and compliance program. We continually assess risks from cybersecurity threats and adapt and enhance our controls accordingly.

We regularly evaluate and modernize systems and network infrastructure to address evolving threats. In addition, we also have cyber event related insurance.

Risks from Cybersecurity Threats. Our information systems are subject to ongoing and increasingly sophisticated cyberattacks intended to compromise our networks and data. Although risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition, such incidents could have a material adverse effect in the future as cyberattacks continue to increase in frequency and sophistication.

Employee Cybersecurity Training. We provide ongoing cybersecurity training and compliance programs to facilitate education for employees who may have access to our data and critical systems. Employee phishing tests are conducted on a monthly basis.

Engage Third-parties on Risk Management. Periodic external reviews, including penetration tests and security framework assessments, are conducted by auditors, external assessors, and/or consultants to assess and work to ensure compliance with our information security programs and practices. Internal and external auditors assess our information technology general controls on an annual basis.

Oversee Third-party Risk. We monitor risks associated with our vendors, which include processes such as completing due diligence on third-party service providers before engaging with them for their services; assessing the third-party's cybersecurity posture by reviewing audit reports of the third-party, completing cyber questionnaires, and reviewing applicable certification; including cybersecurity contractual language in certain contracts to limit risk; and monitoring and reassessing third-parties to ensure ongoing compliance with their cybersecurity obligations.

Other Risk Factors. See the risk factor "Technology disruptions or cyberattacks could adversely impact operations" in the section entitled "Item 1A. Risk Factors - Operations, Growth and Competitive Risks."

Governance

Board of Directors Oversight. The board, as a whole and through its committees, has responsibility for oversight of risk management. In its risk oversight role, the board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate for identifying, assessing, and managing risk. The audit committee of the board of directors of our company is responsible for oversight of risks from cybersecurity threats.

The chief excellence officer provides updates to the audit committee on cybersecurity related issues, which include information security, technology risks and risk mitigation programs regularly at the quarterly board meetings. In addition to scheduled meetings, the chief excellence officer and audit committee maintain an ongoing dialogue regarding emerging or potential cybersecurity risks.

Cybersecurity Incident Response. We have an incident response plan to identify, protect, detect, respond to, and recover from cybersecurity threats and incidents that is tested on an annual basis. The incident response plan is updated based on results of the test or as new cyber-related developments occur. The incident response plan indicates that the chief excellence officer, chief executive officer, chief financial officer, chief accounting officer, chief legal officer, corporate controller and the board of directors are to be notified of any material cybersecurity

incidents through a defined escalation process. The defined escalation process is a risk-based process that specifies who is to be contacted and when at each risk level.

Management's Overview of Risk Management. Our chief excellence officer, along with IT leadership, the supervisor of cybersecurity, a designated security team of professionals, and third-party cybersecurity experts are responsible for monitoring, assessing and managing risks as well as developing and implementing policies, procedures, and practices based on the range of threats we face. There are processes around access management, data security, encryption, asset management, secure system development, security operations, network and device security to provide safeguards from a cybersecurity incident along with continual monitoring of various threat intelligence feeds.

Cyber Risk Management Personnel. Through training and compliance programs, the concept that all employees are responsible for the data and critical systems they access is reinforced. The information technology department has the responsibility to implement cybersecurity controls under the overall guidance of the cybersecurity team. This dedicated cybersecurity team includes internal cybersecurity experts that have a combined 30 plus years of general information technology experience and 20 plus years of cyber specific related experience. Our cybersecurity team collectively maintains industry-recognized training and credentials across security, networking, and information systems. We also partner with a third-party cybersecurity firm that assists us in setting direction, implementing cybersecurity technology and supporting our security operations center. Our internal information technology department is led by four directors, one with over 25 years of experience in information technology leadership roles at Knife River, one with almost 20 years of experience in information technology roles at Knife River and at a company acquired by Knife River, one with over 15 years of experience in information technology roles at MDU Resources and Knife River combined, and one with over 20 years experience in information technology. The information technology department, including the cybersecurity team, reports to the chief excellence officer, who has almost 20 years of information technology leadership and operational leadership experience with Knife River and over 30 years of total information technology experience. The chief excellence officer reports to the chief executive officer.

Cyber Risk Oversight Committee. CyROC is comprised of members from financial and operations management, technology leaders, and cybersecurity professionals and is chaired by the IT director of core technologies. The CyROC receives updates on current cyber threats that could impact our electronic information, business systems, or operation technology systems. Input from CyROC on these threats assists in the development of cybersecurity strategies and policies.

ITEM 2. PROPERTIES

We currently maintain our principal executive office at 1150 W. Century Ave., Bismarck, North Dakota 58503. In addition to the principal office, we maintain and operate physical locations in 14 states throughout the United States. Our operations include the following properties:

	West	Mountain	Central	Energy Services	Consolidated Knife River
Active Aggregate Sites	71	35	102	—	208
Ready-Mix Plants	51	14	70	—	135
Asphalt Plants	18	15	22	—	55
Liquid Asphalt Terminals	—	—	—	9	9
Cement Terminals	8	—	—	—	8

Aggregate sites and reserves

We mine crushed stone and sand and gravel at our active aggregate sites across our segments. The aggregates produced are utilized in general construction and are a major component in the production of ready-mix concrete and asphalt.

Our aggregate sites contain both reserves and resources. Mineral reserves are defined as an estimate of tonnage that, in the opinion of the qualified person, can be economically mined or extracted, which includes diluting

materials and allowances for losses that may occur throughout the process. Mineral reserves are classified into two categories as follows:

Proven — those reserves for which the quantity is computed from dimensions revealed by drill data, together with other direct and measurable observations, such as outcrops, trenches and quarry faces. The grade and quality of those reserves are computed from the results of detailed sampling, and the sampling and measurement data are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Probable — those reserves for which quantity, grade and quality are computed partly from specific measurements and partly from projections based on reasonable geologic evidence. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Reported proven and probable reserves include only quantities that are owned in fee or under lease and for which all appropriate zoning and permitting have been obtained or are expected to be obtained through permit, contract or legacy status.

Mineral resources are defined as a concentration or occurrence of material of economic interest in such form, grade or quality, and quantity that has a reasonable prospect to be economically extracted. Mineral resources are classified into three categories as follows:

Measured — based on conclusive geological evidence and sampling, meaning that evidence is sufficient to test and confirm geological and grade or quality continuity. After applying modifying factors, measured resources may be converted to either proven or probable reserves.

Indicated — based on adequate geological evidence and sampling, meaning that evidence is sufficient to establish geological and grade or quality continuity with reasonable certainty. After applying modifying factors, indicated resources may be converted to probable reserves.

Inferred — based on limited geological evidence and sampling, meaning that evidence is only sufficient to establish that geological and grade or quality continuity is more likely than not. Upon further studies, inferred resources may be converted to reserves.

Aggregate reserve and resource estimates are calculated based on the best available data. Supporting data includes, but is not limited to, drill holes, geologic testing and other subsurface investigations; and surface feature investigations, such as, mine high walls, aerial photography and topography. Using available data, a final topography map is created with computer software and is used to calculate the volume variance between existing and final topographies. Volumes are then converted to tons using appropriate conversion factors. Property setbacks and other regulatory restrictions and limitations are identified to determine the total area available for mining. We also consider mine plans, economic viability and production history in the aggregate reserve and resource estimates. Our reserve estimates include only salable tonnage and thus exclude waste materials that are generated in the crushing and processing phases of the operation. The reserves are based on estimates of volumes that can be economically extracted and sold to meet current and anticipated market and product applications.

Our reserves and resources are on properties that are permitted, or are expected to be permitted, for mining under current regulatory requirements. The data used to calculate reserve and resource estimates may require revisions in the future to account for changes in customer requirements, regulatory requirements and unknown geological occurrences.

We classify the applicable quantity of a particular deposit as a reserve or resource by reviewing and analyzing, independently, each geological formation, testing results and production processes, along with other modifying factors, to determine an expected yield of recoverable tonnage an area will produce. These results may have an effect on mine plans and the selection of processing equipment. The results are reviewed by the qualified person and presented to the management team.

Management assesses the risks associated with aggregate reserve and resource estimates. These estimates may be affected by variability in the properties of the material, limits of the accuracy of the geotechnical data and operational difficulties in extraction of the computed material. Additionally, management assesses the risks associated in obtaining and maintaining the various land use, mining and environmental permits necessary for the properties to operate as mines. Annual reviews of mining reserves are conducted by the qualified individual and include procedures such as ensuring financial assumptions related to life of mine expenses are based on the most accurate estimates available.


States of operation
Aggregate site (208 active sites)

We have reviewed our properties and have determined we do not have any individual sites that are material. The following tables set forth details applicable to our aggregate production and aggregate sites as of December 31, 2025, by the various regions where the sites are located.

	Total Annual Aggregate Production	
Production Area	**Crushed Stone**	**Sand & Gravel**
	(Tons in thousands)	
West	6,471	6,268
Mountain	804	5,774
Central	3,319	5,032
Total	10,594	17,074

Production Area	Aggregate Sites*			
	Crushed Stone		Sand & Gravel	
	Owned	Leased	Owned	Leased
West	14	23	27	11
Mountain	3	6	16	10
Central	9	5	66	23
Total	26	34	109	44

* Includes 5 sites that are classified as exploration stage properties.

The following table sets forth details applicable to our aggregate reserves as of December 31, 2025.

Production Area	Aggregate Sites	Crushed Stone			Sand & Gravel			Total Mineral Reserves
		Proven Mineral Reserves	Probable Mineral Reserves	Total Mineral Reserves	Proven Mineral Reserves	Probable Mineral Reserves	Total Mineral Reserves	
		(Tons in thousands)						
West	71	525,526	60,161	**585,687**	107,612	11,831	**119,443**	**705,130**
Mountain	35	79,018	—	**79,018**	133,821	13,318	**147,139**	**226,157**
Central	102	112,426	86,580	**199,006**	167,253	6,527	**173,780**	**372,786**
Total	208	716,970	146,741	**863,711**	408,686	31,676	**440,362**	**1,304,073**

1 The average selling price per ton for crushed stone and sand and gravel was $21.55 and $14.39, respectively, in 2025. The average selling price includes freight and delivery and other revenues.

2 The aggregates mined are of suitable grade and quality to be used as construction materials and no further grade or quality disclosure is applicable.

The following table sets forth details applicable to our aggregate resources as of December 31, 2025.

Production Area	Aggregate Sites	Crushed Stone			Sand & Gravel			
		Measured Mineral Resources	Indicated Mineral Resources	Measured + Indicated Mineral Resources	Measured Mineral Resources	Indicated Mineral Resources	Measured + Indicated Mineral Resources	Inferred Mineral Resources
		(Tons in thousands)						
West	4	141,129	140,003	**281,132**	49,469	25,596	**75,065**	273,319
Mountain	0	—	47,749	**47,749**	22,228	11,131	**33,359**	4,132
Central	1	53,365	—	**53,365**	—	—	**—**	—
Total	5	194,494	187,752	**382,246**	71,697	36,727	**108,424**	277,451

* West, Mountain and Central all have sites that include both reserves and resources, which are included in the number of aggregate sites for reserves and not included in the number of aggregate sites for resources.

Our mining properties are categorized as follows: (1) Production Stage – properties with reported proven or probable reserves where we are actively mining aggregates, (2) Development Stage – properties with reported proven or probable reserves where we are not actively mining aggregates, and (3) Exploration Stage – properties with no reported reserves.

Of our 208 active properties, 181 are in a production stage and 27 are in a development stage. As of December 31, 2025, 1.20 billion tons of estimated proven and probable reserves are located on production stage properties and 104 million tons on developmental stage properties. We classify aggregates located on exploration stage properties as resources. Our aggregate annual production in tons for our aggregate mining properties included in this section was 27.7 million, 27.8 million and 28.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The average selling price per ton for crushed stone and sand and gravel was $21.55 and $14.39, respectively, in 2025. Actual pricing varies by location and market. The price for each commodity was calculated by dividing 2025 revenues by tons sold. The average pricing is based on salable product, or materials that are ready for sale. We believe the current sales price is reasonable and justifiable to estimate the aggregates' current fair value, while the Consolidated Balance Sheets reflect the historical costs.

We conduct our mining operations across 135 owned properties, of which 132 are active sites, and another 78 leased properties, of which 76 are active sites. Our reserves are comprised of 741 million tons on properties that are owned and 563 million tons that are leased. The remaining reserve life in years was calculated by dividing remaining reserves by the three-year average production from 2023 through 2025. We estimate the useful life of our owned reserves are approximately 43 years based on the most recent three-year production average. Approximately 28 percent of the reserves under lease have lease expiration dates of more than 20 years and the weighted average years remaining on all leases containing estimated proven aggregate reserves is approximately 15 years. The average time necessary to produce remaining aggregate reserves from our leased sites is approximately 52 years. Some sites have leases that expire prior to the exhaustion of the estimated reserves. The estimated reserve life assumes, based on our experience, that leases will be renewed to allow sufficient time to fully recover these reserves. Actual useful lives of these reserves will be subject to, among other things, fluctuations in customer demand, customer specifications, geological conditions and changes in mining plans.

Internal Controls Over Aggregate Reserves

Reserve and resource estimates are based on the analyses of available data by qualified internal mining engineers, operating personnel and third-party geologists. Senior management reviews and approves reserve and resource quantity estimates and reserve classifications, including the major assumptions used in determining the estimates, such as life, pricing, cost and volume, among other things, to ensure they are materially accurate. For aggregate reserve and resource additions, management, which includes the qualified person, performs its due diligence and reviews the study of technical, economic and operating factors, as well as applicable supplemental information, including a summary of the site's geotechnical report. We maintain a database of all aggregate reserves, which is reconciled at least annually and reviewed and approved by the qualified person.

The evaluation, classification and estimation of reserves has inherent risks, including changing geotechnical, market and permitting conditions. The qualified person and management work together to assess these risks regularly and amend the reserve and resource assessments as new information becomes available.

ITEM 3. LEGAL PROCEEDINGS

SEC regulations require us to disclose certain information about proceedings arising under federal, state or local environmental provisions if we reasonably believe that such proceedings may result in monetary sanctions above a stated threshold. Pursuant to SEC regulations, we have adopted a threshold of $1.0 million for purposes of determining whether disclosure of any such proceedings is required.

For information regarding legal proceedings required by this item, see Item 8 - Note 18, which is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

For information regarding mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Act and Item 104 of Regulation S-K, see Exhibit 95 to this Form 10-K, which is incorporated herein by reference.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Holders

Our common stock is listed on the New York Stock Exchange under the ticker symbol "KNF." As of February 17, 2026, our common stock was held by approximately 7,500 stockholders of record.

Dividends

We have not paid cash dividends on our common stock and do not anticipate declaring or paying dividends in the foreseeable future. Any future determination as to the declaration and payment of dividends will be at the discretion of the board of directors and will depend on then-existing conditions, including financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors the board of directors considers relevant.

Performance Graph

The graph below compares the cumulative total return to stockholders of our common stock with the total returns of the S&P 500 Index and the S&P 400 Materials Index. The graph assumes an investment of $100 in each index, including reinvestment of dividends, beginning on June 1, 2023, the first trading day of our common stock post Separation. The stock price performance shown in the graph is not necessarily indicative of future price performance.



Comparison of Cumulative Total Return
$350
$300
$250
$200
$150
$100
$50
6/1/23
12/31/23
12/31/24
12/31/25
Knife River Corporation
S&P 500 Index
S&P 400 Materials Index

	Cumulative Total Return			
	June 1, 2023	December 31, 2023	December 31, 2024	December 31, 2025
Knife River Corporation	$ 100.00	$ 188.98	$ 290.23	$ 200.89
S&P 500 Index	$ 100.00	$ 114.03	$ 142.56	$ 168.05
S&P 400 Materials Index	$ 100.00	$ 120.11	$ 117.14	$ 122.23

Purchases of Equity Securities by the Issuer

None.

ITEM 6.

Reserved

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our audited consolidated financial statements and related notes included elsewhere in this Annual Report. Among other things, those financial statements include more detailed information regarding the basis of presentation for the financial data included in the following discussion. Certain percentages presented in this discussion and analysis are calculated from the underlying whole-dollar amounts and therefore may not recalculate from the rounded numbers used for disclosure purposes. This discussion contains forward-looking statements about our business, operations and industry that involve risks and uncertainties, such as statements regarding management's plans, objectives, expectations and intentions. Future results and financial condition may differ materially from those currently anticipated as a result of the factors described under the sections entitled "Forward-Looking Statements" and "Item 1A. Risk Factors."

Overview

At Knife River, we are a people-first construction materials and contracting services company. We provide construction materials and contracting services to build safe roads, bridges and airport runways, and other critical infrastructure needs that connect people with where they want to go and with the supplies they need. We also champion a positive workplace culture by focusing on safety, training, compensation and work-life balance.

We are one of the leading providers of crushed stone and sand and gravel in the United States and operate through four reportable segments, across 14 states: West, Mountain, Central and Energy Services. The geographic segments primarily provide aggregates, asphalt and ready-mix concrete, as well as related contracting services such as heavy-civil construction, asphalt paving, concrete construction, site development and grading. The Energy Services segment produces and supplies liquid asphalt and related services, primarily for use in asphalt road construction.

As an aggregates-based construction materials and contracting services provider in the United States, our 1.3 billion tons of aggregate reserves provide the foundation for a vertically integrated business strategy, with approximately 35 percent of our aggregates in 2025 being used internally to support value-added downstream products (ready-mix concrete and asphalt) and contracting services (heavy-civil construction, laydown, asphalt paving, concrete construction, site development and grading services, bridges, and in some segments the manufacturing of prestressed concrete products). Our aggregate sites and associated asphalt and ready-mix plants are primarily in strategic locations near mid-sized, higher-growth markets, providing us with a transportation advantage for our materials that supports competitive pricing and increased margins. We provide our products and services to both public and private markets, with public markets tending to be more stable across economic cycles, which helps offset the cyclical nature of the private markets.

We provide various products and services and operate a variety of facility types, including aggregate quarries and mines, ready-mix concrete plants, asphalt plants and distribution facilities in the following states:

- West: Alaska, California, Hawaii, Oregon and Washington
- Mountain: Idaho, Montana and Wyoming
- Central: Iowa, Minnesota, North Dakota, South Dakota and Texas
- Energy Services: California, Iowa, Nebraska, Oregon, South Dakota, Texas, Washington and Wyoming

The following table presents a summary of products and services provided, as well as modes of transporting those products:

	Products and Services							Modes of Transportation			
	Aggregates	Asphalt	Ready-Mix Concrete	Construction Services	Precast/ Prestressed Concrete	Liquid Asphalt	Cement	Heavy Equipment	Trucking	Rail	Barge
West	X	X	X	X	X		X	X	X	X	X
Mountain	X	X	X	X				X	X		
Central	X	X	X	X	X			X	X	X	
Energy Services						X			X	X	

Basis of Presentation

On May 31, 2023, we became a stand-alone publicly traded company. Prior to the Separation, we operated as a wholly owned subsidiary of Centennial and an indirect, wholly owned subsidiary of MDU Resources and not as a stand-alone company. The financial statements for all periods are presented on a consolidated basis in conformity with GAAP. All intercompany balances and transactions between the businesses comprising Knife River have been eliminated in the accompanying audited consolidated financial statements. For additional information related to the basis of presentation, see Item 8 - Note 1.

In January 2025, we made a change to our organizational structure to better align with our business strategy. We reorganized our business segments to reflect changes in the way our chief operating decision maker evaluates performance, makes operating decisions and allocates resources. Our former Pacific and Northwest operating segments were combined to form the new West operating segment. Our former North Central and South operating segments were combined to form the new Central operating segment. The reorganization resulted in four operating segments: West, Mountain, Central and Energy Services, each of which is also a reportable segment. Each segment's performance is evaluated based on segment results without allocating corporate expenses, which include corporate costs associated with accounting, legal, treasury, business development, information technology, human resources, and other corporate expenses that support the operating segments. Prior periods have been recast to conform to the current reportable segment presentation.

Market Conditions and Outlook

Our markets remain resilient, and construction activity remains generally strong. Approximately 80 percent of our contracting services revenue each year comes from public-sector projects, enhancing stability through market cycles. For more information on factors that may negatively impact our business, see the section entitled "Item 1A. Risk Factors."

Backlog. Contracting services backlog was as follows as of December 31:

	2025	2024	2023
		(In millions)	
West	$ 203.6	$ 230.2	$ 247.4
Mountain	395.7	339.9	256.7
Central	432.8	175.5	158.1
Total	$ 1,032.1	$ 745.6	$ 662.2

Backlog as of December 31, 2025, was 38 percent percent higher than the prior period with lower expected margins. Of the $1.0 billion of backlog at December 31, 2025, we expect to complete an estimated $768.8 million, or 75 percent, during 2026. Approximately 89 percent of our backlog as of December 31, 2025, relates to publicly funded projects, including street and highway construction projects, which are driven primarily by public works projects for state departments of transportation. Further, there continues to be infrastructure development across our segments, which is expected to provide bidding opportunities in our markets throughout 2026.

Period-over-period increases or decreases in backlog may not be indicative of future revenues, margins, net income or EBITDA. For a discussion of EBITDA and EBITDA margin, see “Non-GAAP Financial Measures” later in this section. While we believe the current backlog of work remains firm, prolonged delays in the receipt of critical supplies and materials, among other things, could result in customers seeking to delay or terminate existing or pending agreements and could reduce expected margins. See the section entitled “Item 1A. Risk Factors” for a list of factors that can cause revenues or margins to be realized in periods and at levels that are different from originally projected.

Public Funding. Funding for public projects is dependent on federal and state funding, such as appropriations to the Federal Highway Administration. States have moved forward with allocating funds from federal programs, such as the IIJA, which is authorized to provide $1.2 trillion in funding from 2022 through 2026. As of November 2025, approximately 46 percent of IIJA formula funding had yet to be distributed in our 14-state operating market.

Additionally, DOT budgets in most of the states where we operate remain strong, with ten of our 14 states having record DOT budgets going into the 2026 fiscal year. The North Dakota DOT’s estimated bid lettings for their 2026 construction program is between $745 million and $810 million, which is a significant increase over their 2025 bid lettings of $345 million. We have already seen our contracting services backlog increase in North Dakota, year-over-year, and expect more work yet to bid. Oregon is the one Knife River state that has not finalized its budget for the current biennium, however, their budget has been legislatively approved and is expected to be approximately $6 billion, just short of the record funding from the previous biennium. The Oregon DOT expects its 2026 asphalt paving volumes will be comparable to 2025. We continue to monitor legislative activity in all of our states as they address their infrastructure needs.

In early 2025, the American Society of Civil Engineers published its 2025 Report Card for America's Infrastructure, assigning the United States roads a "D+" grade and estimating that between 2024 and 2033, the country will require more funding than what is currently authorized. It is estimated that a total of $2.2 trillion in funding will be needed for our roadway systems to reach a state of good repair during that time period.

Profitability. Our management team continually monitors our margins and has been proactive in applying strategies to increase margins to support our long-term profitability goals and to create shareholder value. In 2023, we began implementing EDGE initiatives and established teams to deliver training, assist with targeting higher-margin bidding opportunities across the regions and pursue growth opportunities, as well as identifying ways to

increase efficiencies and reduce costs. The Materials Process Improvement Team (Materials PIT Crew) has rolled out new technologies and training programs to boost productivity and control costs across the product lines and provide more real-time visibility into daily operations.

Under the current tariff environment, we did not experience a material direct impact in 2025. We have clauses in most of our quotes that allows for us to pass-through increased costs associated with tariffs to our customers, and to date, we have been substantially successful with passing those costs on. We continue to closely monitor the effects and changes to these announcements.

Growth. Our management team continues to evaluate growth opportunities, both through organic growth and acquisitions they believe will generate shareholder value. Our business development team is focused on our growth with materials-led businesses in mid-size, higher-growth markets, and has several targets at various stages of completion in our acquisition pipeline. In 2025, we successfully completed the acquisition and integration of five companies expanding our footprint within existing markets, which was an investment of $611.7 million. As a result of these acquisitions, we added approximately 30 years of aggregate reserves, 29 ready-mix plants, 5 asphalt plants and a fleet of equipment and vehicles, as well as skilled construction, materials production and delivery professionals. We expect the additions made to our company in 2025 will provide meaningful volume and margin growth in future periods, as well as provide synergies across the segments. For more information on our acquisitions, see Item 8 - Note 3.

In addition, we continue to invest in multiple organic projects, including an aggregates expansion project in South Dakota that will increase our production capabilities in the Sioux Falls market. This project is scheduled to be operational in 2027. In the first quarter of 2025, we completed construction of a processing plant to manufacture polymer-modified asphalt (PMA) and increased our liquid asphalt storage capacity at our South Dakota terminal, which has allowed us to more cost effectively supply this market. In Twin Falls, Idaho, we are greenfielding new ready-mix operations, which allows us to build a local team in this market, and are expected to be fully operational in the first quarter of 2026.

Consolidated Overview

Revenue includes revenue from the sale of construction materials and contracting services. Revenue for construction materials is recognized at a point in time when delivery of the products has taken place. Contracting services revenue is recognized over time using an input method based on the cost-to-cost measure of progress on a project.

Cost of revenue includes all material, labor and overhead costs incurred in the production process for our products and services. Cost of revenue also includes depreciation, depletion and amortization attributable to the assets used in the production process.

Gross profit includes revenue less cost of revenue, as defined above, and is the difference between revenue and the cost of making a product or providing a service, before deducting selling, general and administrative expenses, income taxes, interest expense and other expenses.

Selling, general and administrative expenses include the costs for estimating, bidding and business development, as well as costs related to corporate and administrative functions. Selling expenses can vary depending on the volume of projects in process and the number of employees assigned to estimating and bidding activities. Other general and administrative expenses include outside services; information technology; depreciation and amortization; training, travel and entertainment; office supplies; healthcare; allowance for expected credit losses; gains or losses on the sale of assets; expenses for the transition services agreement with MDU Resources in 2023; and other miscellaneous expenses.

Other income (expense) includes net periodic benefit costs for our benefit plan expenses, other than service costs; interest income; realized and unrealized gains and losses on our nonqualified benefit plan investments; earnings or losses on joint venture arrangements; and other miscellaneous income or expenses, including income related to the transition services agreement with MDU Resources in 2023.

Income tax expense consists of corporate income taxes related to our net income. Income taxes are presented at the corporate services level and not at the individual segments. The effective tax rate can be affected by many factors, including changes in tax laws, regulations or rates, new interpretations of existing laws or regulations and changes to our overall levels of income before income tax.

The discussion that follows focuses on the key financial measures we use to evaluate the performance of our business at the consolidated level, which include revenue, EBITDA and EBITDA margin. EBITDA and EBITDA margin are non-GAAP financial measures as these are measures of profitability used by management and our chief operating decision maker to assess operating results. For more information and reconciliations to the nearest GAAP measures, see the section entitled "Non-GAAP Financial Measures."

Comparison for the Years Ended December 31, 2025, 2024 and 2023.

Years ended December 31,	2025	2024	2023	2025 vs 2024 % change	2024 vs 2023 % change
		(In millions)			
Revenue	$ 3,146.0	$ 2,899.0	$ 2,830.3	9 %	2 %
Cost of revenue	2,568.7	2,329.2	2,291.4	10 %	2 %
Gross profit	577.3	569.8	538.9	1 %	6 %
Selling, general and administrative expenses	291.5	253.6	242.5	15 %	5 %
Operating income	285.8	316.2	296.4	(10)%	7 %
Interest expense	81.9	55.2	58.1	48 %	(5)%
Other income	9.3	10.0	7.0	7 %	43 %
Income before income taxes	213.2	271.0	245.3	(21)%	10 %
Income taxes	56.1	69.3	62.4	(19)%	11 %
Net income	$ 157.1	$ 201.7	$ 182.9	(22)%	10 %
EBITDA*	$ 484.3	$ 454.3	$ 422.0	7 %	8 %
Adjusted EBITDA*	$ 496.5	$ 463.0	$ 432.4	7 %	7 %

* EBITDA and Adjusted EBITDA are non-GAAP financial measures. For more information and reconciliations to the nearest GAAP measures, see the section entitled "Non-GAAP Financial Measures."

The following tables summarize our operating results for the years ended December 31, 2025, 2024 and 2023.

	Revenues			EBITDA[1]			EBITDA margin[1]		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
					(In millions)				
West	$1,210.1	$ 1,185.3	$1,128.3	$ 234.1	$ 209.7	$ 177.3	19.3 %	17.7 %	15.7 %
Mountain	644.0	663.1	634.0	99.6	113.5	103.2	15.5 %	17.1 %	16.3 %
Central	1,004.8	818.1	825.0	159.6	131.6	116.6	15.9 %	16.1 %	14.1 %
Energy Services	338.0	275.7	292.3	54.9	60.2	78.1	16.2 %	21.8 %	26.7 %
Segment totals	3,196.9	2,942.2	2,879.6	548.2	515.0	475.2	17.1 %	17.5 %	16.5 %
Corporate Services and Eliminations	(50.9)	(43.2)	(49.3)	(63.9)	(60.7)	(53.2)	N.M.	N.M.	N.M.
Total	$3,146.0	$ 2,899.0	$2,830.3	$ 484.3	$ 454.3	$ 422.0	15.4 %	15.7 %	14.9 %

1 EBITDA and EBITDA margin are non-GAAP financial measures. For more information and reconciliations to the nearest GAAP measures, see the section entitled "Non-GAAP Financial Measures."

2 N.M: not meaningful

	Revenues			Gross profit			Gross margin		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
					(In millions)				
Aggregates	$ 617.1	$ 556.1	$ 547.9	$ 114.1	$ 114.3	$ 109.7	18.5 %	20.6 %	20.0 %
Ready-mix concrete	779.4	655.5	653.9	133.6	106.0	101.2	17.1 %	16.2 %	15.5 %
Asphalt	421.0	441.5	452.4	65.4	68.2	61.5	15.5 %	15.4 %	13.6 %
Liquid asphalt	296.0	238.9	253.2	49.5	51.5	69.7	16.7 %	21.6 %	27.5 %
Other*	279.8	265.8	249.0	60.4	53.3	47.9	21.6 %	20.1 %	19.2 %
Contracting services	1,383.9	1,358.2	1,307.3	154.3	176.5	148.9	11.2 %	13.0 %	11.4 %
Internal sales	(631.2)	(617.0)	(633.4)	—	—	—	— %	— %	— %
Total	$3,146.0	$2,899.0	$2,830.3	$ 577.3	$ 569.8	$ 538.9	18.4 %	19.7 %	19.0 %

* Other includes cement, merchandise, fabric, spreading and other products and services that individually are not considered to be a major line of business.

	2025	2024	2023
Sales (thousands):			
Aggregates (tons)	32,494	31,832	33,637
Ready-mix concrete (cubic yards)	3,913	3,484	3,837
Asphalt (tons)	6,334	6,454	6,760
Average selling price:			
Aggregates (per ton)*	$ 18.99	$ 17.47	$ 16.29
Ready-mix concrete (per cubic yard)	$ 199.17	$ 188.11	$ 170.42
Asphalt (per ton)	$ 66.47	$ 68.40	$ 66.92

* The average selling price includes freight and delivery and other revenues.

2025 Compared to 2024

Revenue

Revenue increased $247.0 million, largely driven by contributions of acquired companies, as well as price increases of mid-single digits on aggregates, ready-mix concrete and cement across our legacy operations. Partially offsetting these increases were decreased asphalt sales volumes and pricing, primarily due to decreased asphalt paving work.

Gross Profit and Gross Margin

Gross profit improved $7.5 million while gross margin decreased 130 basis points. The improved gross profit was a result of contributions of acquired companies and higher gross profit on ready-mix concrete and cement across our legacy operations as pricing increases outpaced costs. Contracting services margins decreased 180 basis points as we saw lower margins on work due to the type of work and liquid asphalt continued to see a reduction in gross margin as a result of reduced market pricing. Further driving down gross margin was the impact of selling acquired inventory after markup to fair value as part of acquisition accounting of $3.4 million to the aggregates product line and $295,000 to the liquid asphalt product line.

Selling, General and Administrative Expenses

As a percentage of revenues, selling, general and administrative expenses was 9.3% in 2025, compared to 8.7% in 2024. This increase was largely driven by increased costs from recently acquired companies, including $12.9 million of purchase accounting-related intangible asset amortization, and $4.4 million higher acquisition-

related transaction costs. These increases were offset in part by higher asset sale gains of $12.5 million on the sale of non-strategic assets and equipment throughout the company.

Interest Expense

Interest expense increased $26.7 million due primarily to higher average debt balances with the issuance of a new $500 million Term Loan B in March of 2025 and borrowings under our revolving credit facility during the year, offset by slightly lower average interest rates.

Other Income

Other income decreased $700,000, primarily due to a $4.3 million decrease in interest income on lower cash balances, offset by a one-time gain of $3.5 million on the bargain purchase of an aggregate quarry operation in the West segment.

Income Tax Expense

Income tax expense decreased $13.2 million corresponding with lower income before income taxes. Our effective tax rate for 2025 was 26.3 percent, compared to 25.6 percent in 2024. The increase in our effective tax rate for the current year was largely due to increased non-deductible compensation expenses and a mix of state income taxes. For a reconciliation of the federal tax rate to our effective tax rate, see Item 8 - Note 16.

2024 Compared to 2023

Revenue

Revenue improved $68.7 million as pricing increased during the year as a result of our pricing initiatives across all product lines, except liquid asphalt. In 2024, we saw price increases of low-double-digits for ready-mix concrete, high-single-digits for aggregates and low-single digits for asphalt. Our contracting services revenue also increased, as we benefited from additional public-agency work and timing of projects. Partially offsetting these increases were decreased ready-mix, aggregate and asphalt sales volumes, primarily due to EDGE-related initiatives of quality over quantity of work, timing of projects and lower demand for private projects. Liquid asphalt revenue decreased due to lower pricing as a result of reduced supply input costs across our market areas.

Gross Profit and Gross Margin

Gross profit improved by $30.9 million while gross margin improved 70 basis points. Contracting services margins increased 160 basis points as we saw an increase in revenues along with improved bid margins and favorable project execution during the year. Also contributing to the improvement was higher margins on asphalt, aggregates and ready-mix concrete as higher sales prices outpaced costs while volumes declined as we continue to choose quality of work over quantity of work. Liquid asphalt continued to see a reduction in gross profit, as a result of lower revenues due to the pricing decrease.

Selling, General and Administrative Expenses

As a percentage of revenues, selling, general and administrative expenses was 8.7% in 2024, compared to 8.6% in 2023.

Interest Expense

Interest expense decreased $2.9 million due primarily to lower average debt balances, offset by higher average interest rates.

Other Income

Other income increased $3.0 million, primarily due to increased interest income on higher cash balances.

Income Tax Expense

Income tax expense increased $6.9 million corresponding with higher income before income taxes. Our effective tax rate for 2024 was 25.6 percent, compared to 25.5 percent in 2023. For a reconciliation of the federal tax rate to our effective tax rate, see Item 8 - Note 16.

Business Segment Financial and Operating Data

A discussion of key financial data from our business segments follows. We provide segment level information by revenue, EBITDA and EBITDA margin as these are measures of profitability used by management and our chief operating decision maker to assess operating results.

In January 2025, we made a change to our organizational structure to better align with our business strategy. We reorganized our business segments to reflect changes in the way our chief operating decision maker evaluates performance, makes operating decisions and allocates resources. Our former Pacific and Northwest operating segments were combined to form the new West operating segment. Our former North Central and South operating segments were combined to form the new Central operating segment. The reorganization resulted in four operating segments: West, Mountain, Central and Energy Services, each of which is also a reportable segment. Each segment's performance is evaluated based on segment results without allocating corporate expenses, which include corporate costs associated with accounting, legal, treasury, information technology, human resources, and other corporate expenses that support the operating segments. Prior periods presented have been recast to conform to the current reportable segment presentation.

Results of Operations – West

Years ended December 31,	2025	2024	2023	2025 vs 2024 % change	2024 vs 2023 % change
		(In millions)			
Revenue	$ 1,210.1	$ 1,185.3	$ 1,128.3	2 %	5 %
EBITDA	$ 234.1	$ 209.7	$ 177.3	12 %	18 %
EBITDA margin	19.3%	17.7%	15.7%		

	2025	2024	2023
		(In millions)	
Revenues:			
Aggregates	$ 296.3	$ 297.1	$ 294.7
Ready-mix concrete	346.7	313.6	305.7
Asphalt	131.8	135.3	135.5
Other*	177.2	167.4	158.5
Contracting services	470.4	466.7	426.7
Internal sales	(212.3)	(194.8)	(192.8)
	$ 1,210.1	$ 1,185.3	$ 1,128.3

* Other includes merchandise, transportation services and other products that individually are not considered to be a major line of business for the segment.

2025 Compared to 2024

Our revenue increased $24.8 million in 2025, as a result of more available public-agency and private contracting services work as well as increased ready-mix concrete volumes and pricing in our California market compared to prior year. Hawaii experienced increased ready-mix concrete and cement pricing and volumes of $36.4 million driven by increased market demand, while Alaska saw its aggregate and ready-mix concrete volumes increase by $8.3 million due to stronger demand in the private sector. Partially offsetting these increases was decreased volumes throughout most Oregon product lines due to less secured public-agency and private work.

We saw an increase in both EBITDA of $24.4 million and EBITDA margin of 160 basis points. These improvements were primarily driven by higher cement and ready-mix concrete gross profit of $17.5 million due to market demand in Hawaii and Alaska, as well as more available work and favorable project execution in California with a $14.4 million increase in contracting services gross profit. In addition, the segment benefitted from a one-time

gain of $3.5 million on the bargain purchase of an aggregate quarry operation in the first quarter of 2025 and higher asset sale gains of $3.5 million. Offsetting, was a decrease in Oregon contracting services margin due to less available agency work and less market demand, which also impacted aggregates and ready-mix concrete margins. Higher selling, general and administrative costs, mostly attributed to increased labor-related costs, also reduced EBITDA.

2024 Compared to 2023

Our revenue increased $57.0 million in 2024, largely the result of EDGE-related pricing initiatives on all product lines, which together contributed $76.5 million as well as higher demand for contracting services work primarily driven by large public agency-related construction projects. Partially offsetting the increases were lower aggregate and ready-mix sales volumes due to EDGE-related pricing initiatives and lower demand in the residential and commercial markets.

We saw an increase in EBITDA of $32.4 million and EBITDA margin of 200 basis points in 2024. These improvements resulted from higher contracting services gross profit of $18.3 million due to favorable job execution, efficiencies gained at our Spokane prestress facility and more available public agency work. We also benefited from improved ready-mix concrete margins as a result of increased pricing and favorable project execution in southern Oregon and increased asphalt margins due to lower asphalt oil and variable production costs. In addition, our selling, general and administrative expenses decreased $5.3 million due to the absence of a non-cash asset impairment in 2023 of $5.8 million on certain aggregate sites, as discussed in Item 8 - Note 2; higher gains on the sale of equipment; lower bad debt expenses, offset in part by higher payroll-related costs due to additional staffing.

Results of Operations – Mountain

Years ended December 31,	2025	2024	2023	2025 vs 2024 % change	2024 vs 2023 % change
		(In millions)			
Revenue	$ 644.0	$ 663.1	$ 634.0	(3)%	5 %
EBITDA	$ 99.6	$ 113.5	$ 103.2	(12)%	10 %
EBITDA margin	15.5%	17.1%	16.3%		

	2025	2024	2023
		(In millions)	
Revenues:			
Aggregates	$ 95.2	$ 101.8	$ 100.5
Ready-mix concrete	124.6	117.1	120.5
Asphalt	99.0	120.9	112.9
Contracting services	435.7	459.0	433.0
Internal sales	(110.5)	(135.7)	(132.9)
	$ 644.0	$ 663.1	$ 634.0

2025 Compared to 2024

Our revenue decreased $19.1 million in 2025, primarily due to decreased contracting services work in Montana and Wyoming, which also contributed to lower aggregate and asphalt volumes of $12.7 million and $9.2 million, respectively. The decrease was driven by less available asphalt paving work as a result of competitive bid dynamics and the type and location of available DOT projects throughout the region. Partially offsetting this decrease was an increase in aggregate and ready-mix pricing of $13.2 million and higher contracting services revenue of $6.7 million in our Idaho market due to larger DOT projects.

We saw a decrease in EBITDA of $13.9 million and EBITDA margin of 160 basis points in 2025. Our contracting services division experienced lower margins throughout the segment due to less secured work, while

favorable project execution partially offset this decrease. Lower gross profit on aggregates and asphalt were largely the result of lower volumes due to fewer construction projects and higher repairs and maintenance costs. Partially offsetting the decline was $3.6 million of higher asset sales gains in the year and higher ready-mix concrete gross profit, largely due to increased pricing.

2024 Compared to 2023

Our revenue improved $29.1 million in 2024, primarily from an increase in Idaho public agency construction work and airport work, which drove increases in both contracting services revenue and asphalt volumes. We also benefited from the continued implementation of our EDGE-related pricing initiative throughout all product lines, which contributed $24.6 million in additional revenue. Offsetting these increases were lower ready-mix concrete volumes of $14.4 million due to a decrease in demand for residential and commercial work, as well as lower aggregates sales volumes of $11.0 million, largely due to the timing of wind energy projects and lower internal sales from the lack of large aggregate projects in 2024.

We saw an increase in EBITDA of $10.3 million and EBITDA margin of 80 basis points in 2024. These increases are the result of higher pricing across all product lines from our EDGE-related pricing initiatives outpacing cost increases. Gross profit on contracting services and asphalt also benefited from the increase in public agency construction work and airport work, as previously mentioned. Partially offsetting the increase were lower aggregates and ready-mix concrete volumes of $4.9 million, as previously discussed. In addition, selling, general and administrative expenses increased $3.2 million, largely due the absence of asset sale gains in 2023 and higher payroll-related costs.

Results of Operations – Central

Years ended December 31,	2025	2024	2023	2025 vs 2024 % change	2024 vs 2023 % change
		(In millions)			
Revenue	$ 1,004.8	$ 818.1	$ 825.0	23 %	(1)%
EBITDA	$ 159.6	$ 131.6	$ 116.6	21 %	13 %
EBITDA margin	15.9%	16.1%	14.1%		

	2025	2024	2023
		(In millions)	
Revenues:			
Aggregates	$ 225.6	$ 157.2	$ 152.7
Ready-mix concrete	308.1	224.8	227.7
Asphalt	190.2	185.3	204.0
Other*	35.2	31.7	28.8
Contracting services	477.8	432.5	447.6
Internal sales	(232.1)	(213.4)	(235.8)
	$ 1,004.8	$ 818.1	$ 825.0

* Other includes merchandise and other products that individually are not considered to be a major line of business for the segment.

2025 Compared to 2024

Revenue increased $186.7 million in 2025, largely driven by contributions from acquired companies, as well as the impact of our legacy operations price increases in the aggregate product line of $12.5 million and ready-mix product line of $6.5 million. Partially offsetting the increase was 6 percent less contracting services work in our northern states due to unfavorable weather in the second and third quarters and the timing of North Dakota DOT bid lettings, which also caused decreased aggregate volumes.

We saw an increase in EBITDA of $28.0 million while EBITDA margin decreased 20 basis points in 2025. The EBITDA improvement is largely a result of acquired companies as well as increased asset sales gains of $5.5 million. Offsetting this increase was less contracting services work largely due to unfavorable weather in most parts of the segment and the timing of North Dakota DOT bid lettings. In addition, the impact of selling acquired inventory after markup to fair value as part of acquisition accounting of $3.4 million negatively impacted the aggregate product line.

2024 Compared to 2023

Our revenue decreased $6.9 million in 2024, as a result of lower asphalt and ready-mix concrete volumes and $15.1 million less contracting services revenues, largely due to our EDGE-related initiative of quality of work over quantity of work. We also saw less contracting services work and asphalt sales volumes in our northern states in 2024 related to the timing of projects with more work completed in late 2023 due to favorable weather later in the construction season. Partially offsetting the decrease in volumes was the benefit of higher prices on ready-mix concrete and asphalt of $24.4 million with the continued implementation of EDGE-related pricing initiatives. Overall, our aggregate sales volumes across the segment increased $4.7 million.

We saw an increase in EBITDA of $15.0 million and EBITDA margin of 200 basis points in 2024. These improvements are the result of increased margins across all product lines, largely due to continued EDGE-related pricing initiatives. Our contracting services work contributed an additional $4.9 million of gross profit, largely due to higher margin work, disciplined project bidding and favorable project execution. Offsetting these increases were higher selling, general and administrative expenses of $5.4 million, largely due to additional payroll-related costs of $5.7 million, due in part to additional staffing, and increased professional services fees, offset by higher gains on the sale of non-strategic assets in Texas of $2.3 million.

Results of Operations – Energy Services

Years ended December 31,	2025	2024	2023	2025 vs 2024 % change	2024 vs 2023 % change
		(In millions)			
Revenue	$ 338.0	$ 275.7	$ 292.3	23 %	(6)%
EBITDA	$ 54.9	$ 60.2	$ 78.1	(9)%	(23)%
EBITDA margin	16.2%	21.8%	26.7%		

	2025	2024	2023
		(In millions)	
Revenues:			
Liquid asphalt	$ 296.0	$ 238.9	$ 253.2
Other*	53.5	50.6	49.3
Internal sales	(11.5)	(13.8)	(10.2)
	$ 338.0	$ 275.7	$ 292.3

* Other includes transportation services, fabric, spreading and other products that individually are not considered to be a major line of business for the segment.

2025 Compared to 2024

Our revenue increased $62.3 million in 2025, largely due to contributions from the acquisition of Albina Asphalt in November 2024. In addition, the new polymer modified asphalt processing plant in South Dakota contributed an additional $15.4 million in revenue. These increases were partially offset by lower volumes in our

legacy operations due to less carry over work from 2024 as well as lower pricing driven by current liquid asphalt market pricing.

Our EBITDA decreased $5.3 million and EBITDA margin decreased 560 basis points in 2025. The decrease in EBITDA was driven by reduced market pricing mentioned above as well as planned and required maintenance costs of $1.9 million to our railcar fleet, continued tank and equipment repair costs at our terminals and the impact of selling acquired inventory after markup to fair value as part of acquisition accounting for Albina of $295,000. Partially offsetting the decrease was earnings from the addition of Albina Asphalt.

2024 Compared to 2023

Our revenue decreased $16.6 million in 2024, largely due to lower pricing as a result of reduced supply input costs across our market areas. Liquid asphalt sales volumes were up 4 percent, primarily from strong demand in California and Texas, which were partially offset by decreased volumes in the Midwest due to less carry over jobs year-over-year. The acquisition of Albina during the fourth quarter of 2024 also contributed additional liquid asphalt sales volumes.

Our EBITDA decreased $17.9 million and EBITDA margin decreased 490 basis points in 2024. The decrease in EBITDA was driven by reduced market pricing bringing our margins back within a normal range and an increase in operating costs, primarily $1.5 million in plant repairs at our California terminal. Higher selling, general and administrative expenses of $735,000, largely due to higher payroll-related costs with the addition of Albina employees in the fourth quarter of 2024, also reduced EBITDA.

Corporate Services and Eliminations

Corporate Services includes all expenses related to the corporate functions of our company, as well as insurance activity of our captive insurer; interest expense on a majority of our long-term debt; interest income; and unrealized gains and losses on investments for our nonqualified benefit plans.

2025 Compared to 2024

Corporate Services had negative EBITDA of $63.9 million, or $3.2 million less EBITDA in 2025, compared to the prior year. Corporate Services had increased selling, general and administrative expenses of $2.8 million, which was primarily due to higher due diligence and integration costs related to corporate development and completed acquisitions of $4.4 million and increased stock-based compensation expense for the management team and board of directors due to additional participants. In addition, salaries and burden were higher for the year due to additional staff, however, these were mostly offset by lower incentive accruals. We also had a benefit of $3.8 million primarily due to the lack of one-time costs incurred in the prior year consisting of insurance costs related to the Separation and the transition services agreement with MDU Resources.

2024 Compared to 2023

Corporate Services contributed negative EBITDA of $60.7 million, or $7.5 million less EBITDA in 2024, compared to the prior year. Corporate Services had increased selling, general and administrative expenses of $7.0 million. The increase in costs for non-Separation related expenses totaled $7.4 million, which was primarily due to higher due diligence and integration costs related to corporate development and completed acquisitions of $7.5 million and higher information technology costs of $3.4 million. These costs were partially offset by lower payroll-related costs of $2.4 million, largely due to lower bonus accruals, and a reduction in insurance loss reserves at our captive insurer of $2.6 million. As a result of the Separation, we experienced higher recurring costs as a publicly traded company of $6.3 million, including payroll-related costs of $9.5 million, largely due to additional staff and stock-based compensation expenses for the management team and board of directors; information technology costs of $2.8 million; professional services of $1.8 million; and fees of $750,000 primarily related to fees on new debt issued in conjunction with the Separation, partially offset by a reduction in general corporate expenses from MDU Resources of $8.9 million. We also incurred less one-time costs of $6.5 million primarily consisting of insurance costs related to the Separation and the transition services agreement with MDU Resources.

Liquidity and Capital Resources

At December 31, 2025, we had unrestricted cash and cash equivalents of $73.8 million and working capital of $582.9 million. Working capital is calculated as current assets less current liabilities. We have a centralized cash management model and intend to use cash on hand and third-party credit facilities to fund day-to-day operations. We believe we have sufficient liquid assets, cash flows from operations and borrowing capacity to meet our financial commitments, debt obligations and anticipated capital expenditures for at least the next 12 months.

Given the seasonality of our business, we typically experience significant fluctuations in working capital needs and balances throughout the year. Working capital requirements generally increase in the first half of the year as we build up inventory and focus on preparing equipment and facilities for our construction season. Working capital levels then typically decrease as the construction season winds down and we collect on receivables.

The ability to fund our cash needs will depend on the ongoing ability to generate cash from operations and obtain debt financing. We rely on access to capital markets as sources of liquidity for capital requirements not satisfied by cash flows from operations, particularly in the first half of the year due to the seasonal nature of our business. Our principal uses of cash in the future will be to fund our operations, working capital needs, capital expenditures, repayment of debt and strategic business development transactions.

Debt Financing Activities

The following table summarizes our outstanding debt facilities at December 31, 2025:

Facility	Facility Limit	Amount Outstanding	Letters of Credit	Expiration Date
		(In millions)		
Revolving credit agreement[1]	$ 500.0	$ —	$ 23.4	3/7/2030
Term loan A	275.0	259.7	—	3/7/2030
Term loan B	500.0	496.3	—	3/8/2032
Senior notes	425.0	425.0	—	5/1/2031

1 Outstanding letters of credit reduce the amount available under the revolving credit agreement.

On March 7, 2025, we entered into an amendment to our senior secured credit agreement to increase our revolving credit facility from $350 million to $500 million and extend the maturity to March 7, 2030, refinance our existing $275 million Term Loan A with a maturity of March 7, 2030, and provide for a new Term Loan B in an aggregate principal amount of $500.0 million with a maturity date of March 8, 2032. Each facility has a SOFR-based interest rate. The Term Loan A has a mandatory annual amortization of 2.50 percent for years one and two, 5.00 percent for years three and four and 7.50 percent in the fifth year. The Term Loan B has a mandatory annual amortization of $5.0 million. We used the proceeds from the issuance of the new Term Loan B to fund a portion of Strata's purchase price. Separately, we increased the total commitments under our existing revolving credit facility for future expenditures. For more information on the debt agreements and covenant restrictions, see Item 8 - Note 9.

In order to borrow under the debt instruments, we must be in compliance with the applicable covenants and certain other conditions, all of which we are in compliance at December 31, 2025. In the event that we do not comply with the applicable covenants and other conditions, we would be in default on our agreements and alternative sources of funding may need to be pursued and there can be no assurance that, if needed, we will be able to secure additional debt or equity financing on terms acceptable to us or at all. For additional information on our debt, see Item 8 - Note 9.

Off-Balance Sheet Arrangements

As of December 31, 2025, we had aggregate outstanding letters of credit issued under our revolving credit facility in the amount of $23.4 million. Other than these letters of credit further discussed in Item 8 - Note 18, we do

not currently have any off-balance sheet arrangements that have, or are reasonably likely to have, a material impact on current or future financial conditions, results of operations or cash flows.

Capital Expenditures

We are committed to disciplined capital allocation, including reinvesting in our company to maintain fixed assets, improve operations and grow our business.

In 2025, we spent $169.5 million on the replacement of construction equipment and plant improvements. Additionally, we spent $788.6 million on growth initiatives in 2025, which comprised of $610.0 million on acquisitions and $178.6 million on aggregate expansions and greenfield projects. In connection with the Strata acquisition, we also received proceeds of $14.5 million on the sale of four ready-mix plant operations in 2025. Capital expenditures for 2025 were funded by internally generated funds and debt borrowings.

For 2026, we expect capital expenditures for maintenance and improvement to be between $170 million and $235 million and approximately $130 million for organic growth projects and aggregate reserve additions. Our capital expenditure expectations should be considered preliminary and subject to further evaluation and authorization as the year progresses.

Capital expenditures for future acquisitions and future growth opportunities would be incremental to our outlined capital program; these opportunities are dependent upon economic and other competitive conditions. It is anticipated that capital expenditures for 2026 will be funded by various sources, including, but not limited to, internally generated cash and debt.

Cash Flows

Years ended December 31,	**2025**	**2024**	**2023**
		(In millions)	
Net cash provided by (used in)			
Operating activities	$ 278.5	$ 322.3	$ 335.7
Investing activities	(913.7)	(294.8)	(117.9)
Financing activities	477.5	(8.7)	34.4
Increase (decrease) in cash, cash equivalents and restricted cash	(157.7)	18.8	252.2
Cash, cash equivalents and restricted cash – beginning of year	281.1	262.3	10.1
Cash, cash equivalents and restricted cash – end of year	$ 123.4	$ 281.1	$ 262.3

Operating activities

Years ended December 31,	2025	2024	2023
		(In millions)	
Net income	$ 157.1	$ 201.7	$ 182.9
Adjustments to reconcile net income to net cash provided by operating activities	209.5	137.4	128.8
Changes in current assets and current liabilities, net of acquisitions:			
Receivables	(44.0)	14.1	(54.8)
Due from related-party	—	—	16.1
Inventories	(13.4)	(44.3)	3.7
Other current assets	(9.1)	10.9	(19.6)
Accounts payable	(15.0)	7.3	33.1
Due to related-party	—	—	(7.3)
Other current liabilities	(9.3)	(4.0)	49.0
Pension and postretirement benefit plan contributions	(.6)	(2.7)	(1.8)
Other noncurrent changes	3.3	1.9	5.6
Net cash provided by operating activities	$ 278.5	$ 322.3	$ 335.7

Cash provided by operating activities for the year ended December 31, 2025, decreased $43.8 million, largely related to higher working capital needs. Cash used by working capital components increased $74.8 million in 2025. This increased usage of cash was primarily the result of higher working capital needs due to the acquisitions in 2025, as discussed in Business Segment Financial and Operating Data; timing of taxes paid; increased software maintenance and licenses; and fluctuations in the timing of payment on accounts payable.

Cash provided by operating activities for the year ended December 31, 2024, decreased $13.4 million, largely related to higher working capital needs. Cash used by working capital components increased $36.1 million in 2024. This increased usage of cash was driven largely by higher accrued compensation due in part to additional employees associated with the Separation; higher liquid asphalt and aggregate volumes as well as higher costs of aggregate inventory; timing of prepaid insurance due to Separation; the removal of all related-party balances due to the Separation; and fluctuations in the timing of payment on accounts payable. In addition, stronger collections on receivable balances during 2024 and higher net income partially offset the decrease in cash.

Investing activities

Years ended December 31,	2025	2024	2023
		(In millions)	
Capital expenditures	$ (348.1)	$ (172.4)	$ (124.3)
Acquisitions, net of cash acquired	(610.0)	(131.0)	—
Net proceeds from sale or disposition of property and other	47.5	12.0	8.3
Investments	(3.1)	(3.4)	(1.9)
Net cash used in investing activities	$ (913.7)	$ (294.8)	$ (117.9)

The increase in cash used in investing activities from 2025 to 2024 was primarily due to additional investments to grow our company. We spent $479.0 million more on acquisitions in 2025, which includes the acquisition of Strata. We also spent $175.6 million more on capital expenditures, including the replenishment of depleting aggregate reserves and greenfield projects. The increase in cash usage was offset in part by proceeds from the sale of ready-mix operations as part of the Strata acquisition in the Central segment as discussed in Item 8 - Note 3 and the sale of non-strategic assets in both the West and Central segments.

The increase in cash used in investing activities from 2024 to 2023 was primarily due to the completion of six acquisitions in 2024 and higher capital expenditures, including a liquid asphalt expansion project, aggregate reserve replacements and routine replacement of construction equipment. The increase in cash usage was offset in part by additional proceeds from asset sales, largely as a result of the sale of non-strategic assets in Texas in 2024.

Financing activities

Years ended December 31,	2025	2024	2023
		(In millions)	
Issuance of long-term related-party notes, net	$ —	$ —	$ 205.3
Issuance of long-term debt	500.0	—	700.0
Repayment of long-term debt	(8.8)	(7.0)	(3.6)
Debt issuance costs	(11.1)	—	(16.7)
Tax withholding on stock-based compensation	(2.6)	(1.7)	—
Net transfers to Centennial	—	—	(850.6)
Net cash provided by (used in) financing activities	$ 477.5	$ (8.7)	$ 34.4

The increase in cash flows provided by financing activities from 2025 to 2024 was largely related to the funding of a new Term Loan B in March of 2025. Offsetting the cash provided by long-term debt were higher debt issuance costs associated with the amendment of our senior secured credit agreement to increase our revolving credit facility capacity, extend the maturity date of the revolving credit facility and Term Loan A, and the issuance of a new Term Loan B. For further information, see Item 8 - Note 9.

The increase in cash flows used in financing activities from 2024 to 2023 was largely related to changes in our debt structure in 2023 as a result of the Separation, which included the issuance of senior notes, term loans, and a revolving credit facility and a transfer of the majority of the proceeds to Centennial.

Material Cash Requirements

For more information on our contractual obligations on long-term debt, operating leases and purchase commitments, see Item 8 - Notes 9, 10 and 18. At December 31, 2025, our material cash requirements under these obligations were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
			(In millions)		
Long-term debt maturities[1]	$ 11.7	$ 34.9	$ 238.3	$ 896.2	$ 1,181.1
Estimated interest payments[2]	75.8	148.7	134.7	48.4	407.6
Operating leases	17.5	24.3	9.7	9.4	60.9
Purchase commitments	42.9	66.0	34.8	10.5	154.2
	$ 147.9	$ 273.9	$ 417.5	$ 964.5	$ 1,803.8

1 Unamortized debt issuance costs are excluded from the table.

2 Represents the estimated interest payments using our long-term debt outstanding at December 31, 2025, assuming current interest rates and consistent amounts outstanding until their respective maturity dates over the periods indicated in the table above.

Material short-term cash requirements include repayment of outstanding borrowings and interest payments on those agreements, payments on operating lease agreements, payment of obligations on purchase commitments and asset retirement obligations. At December 31, 2025, the current portion of asset retirement obligations was $14.2 million and was included in other accrued liabilities on the Consolidated Balance Sheets.

Our material long-term cash requirements include repayment of outstanding borrowings and interest payments on those agreements, payments on operating lease agreements, payment of obligations on purchase commitments and asset retirement obligations. At December 31, 2025, we had total liabilities of $78.8 million related to asset

retirement obligations that are excluded from the table above. Due to the nature of these obligations, we cannot determine precisely when the payments will be made to settle these obligations. For more information, see Item 8 - Note 11.

Defined Benefit Pension Plans

Our company has noncontributory qualified defined benefit pension plans for certain employees. Plan assets consist of investments in equity and fixed income securities. Various assumptions are used in calculating the benefit expense (income) and liability (asset) related to the pension plans. Actuarial assumptions include assumptions about the discount rate and expected return on plan assets. For 2025, we assumed a discount rate of 5.2 percent and long-term rate of return on our qualified defined pension plan assets of 6.0 percent. Decreased discount rates for 2025 compared to 2024 resulted in actuarial losses, offset in part by higher than expected asset sale gains. Differences between actuarial assumptions and actual plan results are deferred and amortized into expense when the accumulated differences exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. Therefore, this change in asset values will be reflected in future expenses of the plans beginning in 2026. The funded status of the plans did not change significantly with the increase in assets because the liabilities increased as well due to the decrease in the discount rate.

At December 31, 2025, the pension plans' assets exceeded the plans' accumulated benefit obligations by approximately $53,000. Pretax pension expense (income) reflected in the Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023, was $349,000, $289,000 and $343,000, respectively. Our pension expense is currently projected to be approximately $637,000 in 2026. We do not expect to make any pension plan contributions in 2026, as the plan is fully funded and is based on using a full yield curve. There were no minimum required contributions for the years ended December 31, 2025 and 2023. During 2024, we contributed $2.1 million to our pension plans which was driven by additional discretionary contributions to increase the funded status of the plans. For more information on our pension plans, see Item 8 - Note 17.

New Accounting Standards

For information regarding new accounting standards, see Item 8 - Note 2, which is incorporated herein by reference.

Critical Accounting Estimates

We have prepared our financial statements in conformity with GAAP. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors believed to be reasonable under the circumstances.

Critical accounting estimates are defined as estimates that require management to make assumptions about matters that are uncertain at the time the estimate was made, and changes in the estimates could have a material impact on our financial position or results of operations. Our critical accounting estimates are subject to judgments and uncertainties that affect the application of the significant accounting policies discussed in Item. 8 - Note 2. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, our financial position or results of operations may be materially different when reported under different conditions or when using different assumptions in the application of the following critical accounting estimates.

Revenue Recognition

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The recognition of revenue requires us to make estimates and assumptions that affect the reported amounts of revenue. The accuracy of revenues reported on the audited consolidated financial statements depends on, among other things,

management's estimates of total costs to complete projects because we use the cost-to-cost measure of progress on contracting services contracts for revenue recognition.

To determine the proper revenue recognition method for contracts, we evaluate whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. For most contracts, the customer contracts with us to provide a significant service of integrating a complex set of tasks and components into a single project. Hence, our contracts are generally accounted for as one performance obligation.

We recognize contracting services revenue over time using an input method based on the cost-to-cost measure of progress for contracts because it best depicts the transfer of assets to the customer which occurs as we incur costs on the contract. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. This method depends largely on the ability to make reasonably dependable estimates related to the extent of progress toward completion of the contract, contract revenues, and contract costs. Since contract prices are generally set before the work is performed, the estimates pertaining to every project could contain significant unknown risks such as volatile labor, material and fuel costs, weather delays, adverse project site conditions, unforeseen actions by regulatory agencies, performance by subcontractors, job management and relations with project owners. Changes in estimates could have a material effect on our results of operations, financial position and cash flows. For the years ended December 31, 2025, 2024 and 2023, our total contracting services revenue was $1.4 billion, $1.4 billion and $1.3 billion, respectively.

Several factors are evaluated in determining the bid price for contract work. These include, but are not limited to, the complexities of the job, past history performing similar types of work, seasonal weather patterns, competition and market conditions, job site conditions, workforce safety, reputation of the project owner, availability of labor, materials and fuel, project location and project completion dates. As a project commences, estimates are continually monitored and revised as information becomes available and actual costs and conditions surrounding the job become known. If a loss is anticipated on a contract, the loss is immediately recognized.

Contracts are often modified to account for changes in contract specifications and requirements. We consider contract modifications to exist when the modification either creates new or changes the existing enforceable rights and obligations. Generally, contract modifications are for goods or services that are not distinct from the existing contract due to the significant integration of services provided in the context of the contract and are accounted for as if they were part of that existing contract. The effect of a contract modification on the transaction price and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis.

Our contracts for contracting services generally contain variable consideration including liquidated damages, performance bonuses or incentives, claims, unpriced change orders and penalties or index pricing. The variable amounts usually arise upon achievement of certain performance metrics or change in project scope. We estimate the amount of revenue to be recognized on variable consideration using one of the two prescribed estimation methods, the expected value method or the most likely amount method, depending on which method best predicts the most likely amount of consideration we expect to be entitled to or expect to incur. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration are made during the contract performance period, using estimates of variable consideration and assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to management. We only include variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Changes in circumstances could impact management's estimates made in determining the value of variable consideration recorded. When determining if the variable consideration is constrained, we consider if factors exist that could increase the likelihood or the magnitude of a potential reversal of revenue. We update our estimate of the transaction price each reporting period and the effect of variable consideration on the transaction price is recognized as an adjustment to revenue on a cumulative catch-up basis.

We believe our estimates surrounding the cost-to-cost method are reasonable based on the information that is known when the estimates are made. We have contract administration, accounting and management control systems in place that allow our estimates to be updated and monitored on a regular basis. Because of the many factors that are evaluated in determining bid prices, it is inherent that our estimates have changed in the past and will continually change in the future as new information becomes available for each job.

Business Combinations

We account for acquisitions on the audited consolidated financial statements starting from the date of the acquisition, which is the date that control is obtained. The acquisition method of accounting requires acquired assets and liabilities assumed be recorded at their respective fair values as of the date of the acquisition. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed is recorded as goodwill. The estimation of fair values of acquired assets and liabilities assumed requires significant judgment and various assumptions. Although independent appraisals may be used to assist in the determination of the fair value of certain assets and liabilities, the appraised values may be based on significant estimates provided by management. The amounts and useful lives assigned to depreciable and amortizable assets compared to amounts assigned to goodwill, which is not amortized, can affect the results of operations in the period of and periods subsequent to a business combination.

In determining fair values of acquired assets and liabilities assumed, we use various observable inputs for similar assets or liabilities in active markets and various unobservable inputs, which includes the use of valuation models. Fair values are based on various factors including, but not limited to, age and condition of property, maintenance records, auction values for equipment with similar characteristics, recent sales and listings of comparable properties, data collected from drill holes and other subsurface investigations and geologic data. We primarily use the market and cost approaches in determining the fair value of land and property, plant and equipment. A combination of the market and income approaches are used for aggregate reserves and intangibles, primarily a discounted cash flow model. Although we may engage independent third-party consultants to assist with the valuation of aggregate reserves and intangibles, the valuations are based on significant estimates that are approved by management. The process is highly subjective and requires a large degree of management judgement. Assumptions used may vary for each specific business combination due to unique circumstances of each transaction. Assumptions may include discount rate, time period, terminal value and growth rate. The values generated from the discounted cash flow model are sensitive to the assumptions used. Inaccurate assumptions can lead to deviations from the values generated.

There is a measurement period after the acquisition date during which we may adjust the amounts recognized for a business combination. Any such adjustments are recorded in the period the adjustment is determined with the corresponding offset to goodwill. These adjustments are typically based on obtaining additional information that existed at the acquisition date regarding the assets acquired and the liabilities assumed. The measurement period ends once we have obtained all necessary information that existed as of the acquisition date, but does not extend beyond one year from the date of the acquisition. Once the measurement period has ended, any adjustments to assets acquired or liabilities assumed are recorded in income from continuing operations.

Goodwill

We perform our goodwill impairment testing annually in the fourth quarter. In addition, the test is performed on an interim basis whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. Examples of such events or circumstances may include a significant adverse change in business climate, weakness in an industry in which our reporting units operate or recent significant cash or operating losses with expectations that those losses will continue.

We have determined that the reporting units for our goodwill impairment test are our operating segments, along with the Prestress component of the West operating segment, as they constitute a business for which discrete financial information is available and for which segment management regularly reviews the operating results. Goodwill impairment, if any, is measured by comparing the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, the goodwill of the reporting unit is not impaired. If the

carrying value of a reporting unit exceeds its fair value, we must record an impairment loss for the amount that the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit. For the years ended December 31, 2025, 2024 and 2023, there were no impairment losses recorded. At October 31, 2025, the fair value of each of our reporting units substantially exceeded the carrying value.

Determining the fair value of a reporting unit requires judgment and the use of significant estimates, which include assumptions about our future revenue, profitability and cash flows, long-term growth rates, amount and timing of estimated capital expenditures, inflation rates, weighted average cost of capital, operational plans, and current and future economic conditions, among others. The fair value of each reporting unit is determined using a weighted combination of income and market approaches. We believe the estimates and assumptions used in our impairment assessments are reasonable and based on available market information.

A discounted cash flow methodology is used for our income approach. Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specified period and a residual value related to future cash flows beyond the projection period. Both values are discounted using a rate that reflects the best estimate of our weighted average cost of capital.

Under the market approach, we estimate fair value using various multiples derived from enterprise value to EBITDA for comparative peer companies as well as comparable market transaction multiples to EBITDA for each respective reporting unit. These multiples are applied to operating data for each reporting unit to arrive at an indication of fair value. In addition, we add a reasonable control premium when calculating the fair value utilizing the peer multiples, which is estimated as the premium that would be received in a sale in an orderly transaction between market participants.

Significant judgment is used in estimating our five-year forecast. The assumptions underlying cash flow projections are in sync as applicable with our strategy and assumptions. Future projections are heavily correlated with the current year results of operations. Future results of operations may vary due to economic and financial impacts. The long-term growth rates used in the five-year forecast are developed by management based on industry data, management's knowledge of the industry and management's strategic plans. The long-term growth rate used was 3 percent in 2025, 2024 and 2023.

Long-Lived Assets Excluding Goodwill

Long-lived assets, which include aggregate reserves and related assets, represent 56 percent of our total assets as of December 31, 2025. We review the carrying values of our long-lived assets when events or changes in circumstances indicate that such carrying values may not be recoverable.

We test long-lived assets for impairment at a level significantly lower than that of goodwill impairment testing. Long-lived assets or groups of assets are evaluated for impairment at the lowest level of largely independent identifiable cash flows at an individual operation or group of operations collectively serving a local market.

When indications of or triggers for impairment are noted, impairment testing is completed. The impairment testing requires the use of significant estimates, judgments and uncertainties by management, which may vary from actual results. Estimates and judgments may include, among other things, whether triggering events have occurred, estimates of future cash flows, the asset's useful life, disposal activity obligations, growth and production.

The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, compared to the carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value.

No impairment losses were recorded in 2025 or 2024. During the year ended December 31, 2023, we recognized non-cash asset impairments of $5.8 million as a result of certain aggregate sites no longer being economically feasible to mine and having no remaining value. Unforeseen events and changes in circumstances could require the recognition of impairment losses at some future date.

Non-GAAP Financial Measures

This Annual Report includes financial information prepared in accordance with GAAP, as well as EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, as well as total segment measures, as applicable, that are considered non-GAAP measures of financial performance. These non-GAAP financial measures are not measures of financial performance under GAAP. The items excluded from these non-GAAP financial measures are significant components in understanding and assessing financial performance. Therefore, these non-GAAP financial measures should not be considered substitutes for the applicable GAAP metric.

EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are most directly comparable to the corresponding GAAP measures of net income and net income margin We believe these non-GAAP financial measures, in addition to corresponding GAAP measures, are useful to investors by providing meaningful information about operational efficiency compared to our peers by excluding the impacts of differences in tax jurisdictions and structures, debt levels and capital investment. We believe Adjusted EBITDA and Adjusted EBITDA margin are useful performance measures because they allow for an effective evaluation of our operating performance by excluding stock-based compensation, unrealized gains and losses on benefit plan investments, and the impact of selling acquired inventory after markup to fair value as part of acquisition accounting as they are considered non-cash and not part of our core operations. We also exclude the one-time, non-recurring costs associated with the Separation as those are not expected to continue. We believe EBITDA and Adjusted EBITDA assist rating agencies and investors in comparing operating performance across operating periods on a consistent basis by excluding items management does not believe are indicative of our operating performance. Additionally, EBITDA and Adjusted EBITDA are important financial metrics for debt investors who utilize debt to EBITDA and debt to Adjusted EBITDA ratios. We believe these non-GAAP financial measures, including total segment measures, as applicable, are useful performance measures because they provide clarity as to our operational results. Our management uses these non-GAAP financial measures in conjunction with GAAP results when evaluating our operating results internally and calculating employee incentive compensation.

EBITDA is calculated by adding back income taxes, interest expense (net of interest income) and depreciation, depletion and amortization expense to net income. EBITDA margin is calculated by dividing EBITDA by revenues. Adjusted EBITDA is calculated by adding back unrealized gains and losses on benefit plan investments, stock-based compensation, impact of selling acquired inventory after markup to fair value as part of acquisition accounting, and one-time Separation costs, to EBITDA. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenues. These non-GAAP financial measures are calculated the same for both the segment and consolidated metrics and should not be considered as alternatives to, or more meaningful than, GAAP financial measures such as net income and net income margin and are intended to be helpful supplemental financial measures for investors' understanding of our operating performance. Our non-GAAP financial measures are not standardized; therefore, it may not be possible to compare these financial measures with other companies' EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin measures having the same or similar names.

The following information reconciles consolidated net income to EBITDA and Adjusted EBITDA and provides the calculation of EBITDA margin and Adjusted EBITDA margin. Interest expense, net, is net of interest income that is included in other income (expense) on the Consolidated Statements of Operations.

Years ended December 31,	2025	2024	2023
		(In millions)	
Net income	$ 157.1	$ 201.7	$ 182.9
Depreciation, depletion and amortization	193.7	136.9	123.8
Interest expense, net	77.4	46.4	52.9
Income taxes	56.1	69.3	62.4
EBITDA	$ 484.3	$ 454.3	$ 422.0
Unrealized gains on benefit plan investments	(2.9)	(2.9)	(2.7)
Stock-based compensation expense	11.4	7.8	3.1
Impact of selling acquired inventory after markup to fair value as part of acquisition accounting	3.7	—	—
One-time separation costs	—	3.8	10.0
Adjusted EBITDA	$ 496.5	$ 463.0	$ 432.4
Revenue	$ 3,146.0	$ 2,899.0	$ 2,830.3
Net income margin	5.0%	7.0%	6.5%
EBITDA margin	15.4%	15.7%	14.9%
Adjusted EBITDA margin	15.8%	16.0%	15.3%

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. We have policies and procedures to assist in controlling these market risks and from time to time have utilized derivatives to manage a portion of our risk.

Interest rate risk

As of December 31, 2025, we had $756.0 million in term loans outstanding which bear interest at a variable rate. As of December 31, 2025, the rate in effect was 5.63 percent, therefore, a hypothetical increase of 1.00 percent to the interest rate at December 31, 2025, would have increased the all-in rate to 6.63 percent, the effect of which would increase our interest expense by $7.6 million over the next 12 months based on the balances outstanding for these borrowings as of December 31, 2025.

We use fixed and variable rate long-term debt to partially finance capital expenditures, including acquisitions, and mandatory debt retirements. These debt agreements expose us to market risk related to changes in interest rates. We manage this risk by attempting to take advantage of favorable market conditions when timing the placement of long-term financing. We may take advantage of interest rate swap agreements in the future to minimize our interest rate risk. For additional information on our long-term debt, see Item 8 - Notes 8 and 9. At December 31, 2025 and 2024, we had no outstanding interest rate hedges.

Commodity price risk

We are subject to commodity price risk with respect to price changes in diesel fuel, liquid asphalt and cement. While we generally use price increases, escalation clauses in construction services contracts, fuel surcharges and purchase commitments to mitigate the impacts of higher costs, these measures may not be sufficient to offset these increased costs. For the year ended December 31, 2025, our costs associated with diesel fuel, liquid asphalt and cement were $672.8 million. Accordingly, a hypothetical 10 percent increase or decrease could increase or decrease, respectively, our operating results over the next 12 months by $67.3 million based on the costs associated with diesel fuel, liquid asphalt and cement for the year ended December 31, 2025.

Equity price risk

We are exposed to price fluctuations in equity markets, primarily through our defined benefit pension plan assets and other equity security investments. The equity securities held by the pension plan and in such accounts are diversified to achieve broad market participation and reduce the impact of any single investment, sector or geographic region. We have established asset allocation targets for the pension plan holdings, which are described in Item 8 - Note 17.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

The management of Knife River Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may be inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework (2013).*

Based on our evaluation under the framework in *Internal Control-Integrated Framework (2013),* management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The scope of our assessment of the effectiveness of our internal control over financial reporting did not include Strata Corporation as we acquired them on March 7, 2025. The assets acquired from Strata were 13.5 percent of consolidated assets as of December 31, 2025 and revenues were 6.2 percent of consolidated revenue during the year ended December 31, 2025. We excluded Strata from the scope of our assessment in accordance with the Securities and Exchange Commission's guidance that allows a recently acquired business to be omitted from the scope of the assessment for one year from the date of its acquisition.

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report.

Brian R. Gray
President and Chief Executive Officer

Nathan W. Ring
Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Knife River Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Knife River Corporation and subsidiaries (the "Company") as of December 31, 2025 and December 31, 2024, the related consolidated statements of operations, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue from Contracts with Customers—Contracting Services Revenue—Refer to Notes 1, 2, 4 and 5 to the financial statements

Critical Audit Matter Description

The Company recognizes contracting services revenue over time using an input method based on the cost-to-cost measure of progress for contracts because it best depicts the transfer of assets to the customer which occurs as Knife River incurs costs on the contract. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. This method depends largely on the ability to make reasonably dependable estimates related to the extent of progress toward completion of the contract, contract revenues, contract costs. The accounting for these contracts involves judgment, particularly as it relates to the process of estimating total costs and profit for the performance obligation. For the year ended December 31, 2025, the Company recognized $1.4 billion of contracting services revenue.

Given the judgments necessary to estimate total costs and profit for the performance obligations used to recognize revenue for construction contracts, auditing such estimates required extensive audit effort due to the volume and complexity of construction contracts and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of total costs and profit for the performance obligations used to recognize revenue for contracts included the following, among others:

- We tested the operating effectiveness of management's controls over contracting services revenue, including controls over management's estimation of total costs and profit for the performance obligations.
- For certain contracts, we developed an expectation of the amount of contracting services revenue based on prior year markups, and taking into account current year events, applied to the contracting services contract costs in the current year and compared our expectation to the amount of contracting services revenue recorded by management.
- For certain contracts, we selected a sample of contracting services contracts and performed the following:
    - ◦ Evaluated whether the contracts were properly included in management's calculation of contracting services revenue based on the terms and conditions of each contract, including whether continuous transfer of control to the customer occurred as progress was made toward fulfilling the performance obligation.
    - ◦ Compared the transaction prices to the consideration expected to be received based on current rights and obligations under the contracts and any modifications that were agreed upon with the customers.
    - ◦ Tested management's identification of distinct performance obligations by evaluating whether the underlying goods and services were highly interdependent and interrelated.
    - ◦ Tested the accuracy and completeness of the costs incurred to date for the performance obligation.
    - ◦ Evaluated the estimates of total cost and profit for the performance obligation by:
        - Comparing total costs incurred to date to the costs management estimated to be incurred to date and selecting specific cost types to compare costs incurred to date to management's estimated costs at completion.
        - Evaluating management's ability to achieve the estimates of total cost and profit by performing corroborating inquiries with the Company's project managers and engineers, and comparing the estimates to management's work plans, engineering specifications, and supplier contracts.
        - Comparing management's estimates for the selected contracts to costs and profits of similar performance obligations, when applicable.

- Tested the mathematical accuracy of management’s calculation of contracting services revenue for the performance obligation.

- For certain contracts, we evaluated management’s ability to estimate total costs and profits accurately by comparing actual costs and profits to management’s historical estimates for performance obligations that have been fulfilled.

Acquisitions—Valuation of property, plant and equipment—Refer to Notes 1, 2 and 3 to the financial statements

Critical Audit Matter Description

On March 7, 2025, the Company completed the acquisition of Strata Corporation. Accordingly, the assets acquired and liabilities assumed were measured at their acquisition date fair values, including the fair values of acquired property, plant and equipment.

The principal considerations of our determination that the valuation of Strata property, plant and equipment acquired is a critical audit matter are (i) the significant judgments made by management, including the use of management’s specialists; (ii) a high degree of auditor judgment and an increased extent of effort in performing procedures and evaluating assumptions; and (iii) the audit effort involved the use of valuation specialists to determine the fair value of acquired Strata property, plant and equipment.

How the Critical Audit Matter Was Addressed in the Audit

With the assistance of our fair value specialists, our audit procedures related to management’s valuation of acquired Strata property, plant and equipment included the following, among others:

- We tested the operating effectiveness of management’s controls over the valuation of acquired Strata property, plant and equipment and the review of the work of management’s third-party specialists.

- With the assistance of our fair value specialists, we selected a sample of assets and evaluated management’s valuation of the assets by comparing management’s fair value conclusions to those determined using a market approach valuation method.

- With the assistance of our fair value specialists, we evaluated management's valuation of the assets by comparing management's fair value conclusions to those determined under generally accepted valuation practices for similar assets.

Deloitte & Touche LLP

Minneapolis, Minnesota
February 20, 2026

We have served as the Company's auditor since 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Knife River Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Knife River Corporation and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 20, 2026, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Strata Corporation, which was acquired on March 7, 2025, and whose financial statements constitute 13.5 percent of total assets and 6.2 percent of revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at Strata Corporation.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP

Minneapolis, Minnesota
February 20, 2026

KNIFE RIVER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31,	2025	2024	2023
	(In thousands, except per share amounts)		
Revenue:			
Construction materials	**$ 1,762,132**	$ 1,540,749	$ 1,523,040
Contracting services	**1,383,880**	1,358,256	1,307,310
Total revenue	**3,146,012**	2,899,005	2,830,350
Cost of revenue:			
Construction materials	**1,339,127**	1,147,429	1,133,042
Contracting services	**1,229,556**	1,181,747	1,158,373
Total cost of revenue	**2,568,683**	2,329,176	2,291,415
Gross profit	**577,329**	569,829	538,935
Selling, general and administrative expenses	**291,455**	253,635	242,538
Operating income	**285,874**	316,194	296,397
Interest expense	**81,936**	55,242	58,096
Other income	**9,272**	10,042	7,007
Income before income taxes	**213,210**	270,994	245,308
Income taxes	**56,136**	69,316	62,436
Net income	**$ 157,074**	$ 201,678	$ 182,872
Net income per share:			
Basic	**$ 2.77**	$ 3.56	$ 3.23
Diluted	**$ 2.76**	$ 3.55	$ 3.23
Weighted average common shares outstanding:			
Basic	**56,653**	56,607	56,568
Diluted	**56,895**	56,844	56,668

KNIFE RIVER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31,	2025	2024	2023
		(In thousands)	
Net income	**$ 157,074**	$ 201,678	$ 182,872
Other comprehensive income (loss):			
Reclassification adjustment for loss on derivative instruments included in net income, net of tax of $0, $0 and $28 in 2025, 2024 and 2023, respectively	**—**	—	90
Pension and postretirement liability adjustment:			
Pension and postretirement liability gains (losses) arising during the period, net of tax of $(417), $567 and $252 in 2025, 2024 and 2023, respectively	**(1,209)**	1,709	751
Amortization of pension and postretirement liability losses included in net periodic benefit cost, net of tax of $85, $103 and $64 in 2025, 2024 and 2023, respectively	**249**	308	192
Pension and postretirement liability adjustment	**(960)**	2,017	943
Other comprehensive income (loss)	**(960)**	2,017	1,033
Comprehensive income attributable to common stockholders	**$ 156,114**	$ 203,695	$ 183,905

KNIFE RIVER CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31,	2025	2024
	(In thousands, except shares and per share amounts)	
Assets		
Current assets:		
Cash, cash equivalents and restricted cash	**$ 123,418**	$ 281,134
Receivables, net	**278,030**	267,240
Contract assets	**77,528**	31,283
Inventories	**435,714**	380,336
Prepayments and other current assets	**46,232**	27,675
Total current assets	**960,922**	987,668
Noncurrent assets:		
Net property, plant and equipment	**2,028,933**	1,441,700
Goodwill	**519,668**	297,225
Other intangible assets, net	**32,680**	29,414
Operating lease right-of-use assets	**52,589**	49,378
Investments and other	**55,321**	45,817
Total noncurrent assets	**2,689,191**	1,863,534
Total assets	**$ 3,650,113**	$ 2,851,202
Liabilities and Stockholders' Equity		
Current liabilities:		
Long-term debt - current portion	**$ 11,708**	$ 10,475
Accounts payable	**145,581**	140,834
Contract liabilities	**33,773**	42,126
Accrued compensation	**44,253**	50,655
Current operating lease liabilities	**15,942**	14,844
Other taxes payable	**11,252**	8,286
Accrued interest	**7,348**	5,535
Other accrued liabilities	**108,132**	97,282
Total current liabilities	**377,989**	370,037
Noncurrent liabilities:		
Long-term debt	**1,153,830**	666,911
Deferred income taxes	**287,917**	174,727
Noncurrent operating lease liabilities	**36,647**	34,534
Other	**152,790**	128,908
Total liabilities	**2,009,173**	1,375,117
Commitments and contingencies		
Stockholders' equity:		
Common stock, 300,000,000 shares authorized, $0.01 par value, 57,095,301 shares issued and 56,664,165 shares outstanding at December 31, 2025; 57,043,841 shares issued and 56,612,705 shares outstanding at December 31, 2024	**571**	570
Other paid-in capital	**629,637**	620,897
Retained earnings	**1,024,620**	867,546
Treasury stock held at cost - 431,136 shares	**(3,626)**	(3,626)
Accumulated other comprehensive loss	**(10,262)**	(9,302)
Total stockholders' equity	**1,640,940**	1,476,085
Total liabilities and stockholders' equity	**$ 3,650,113**	$ 2,851,202

KNIFE RIVER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Equity

	Common Stock		Other Paid-In Capital	Retained Earnings	MDU Resources' Stock Held by Subsidiary		Treasury Stock		Accumulated Other Comprehensive Loss	Total
Years ended December 31, 2025, 2024 and 2023	**Shares**	**Amount**			**Shares**	**Amount**	**Shares**	**Amount**		
					(In thousands, except shares)					
Balance at December 31, 2022	80,000	$ 800	$549,106	$ 494,661	(538,921)	$(3,626)	—	$ —	$ (12,352)	$1,028,589
Net income	—	—	—	182,872	—	—	—	—	—	182,872
Other comprehensive income	—	—	—	—	—	—	—	—	1,033	1,033
Stock-based compensation	—	—	2,888	(37)	—	—	—	—	—	2,851
Common stock issued for board of director fees	12,192	—	702	—	—	—	—	—	—	702
Retirement of historical common stock in connection with the Separation	(80,000)	(800)	800	—	—	—	—	—	—	—
Issuance of common stock in connection with the Separation	56,997,350	570	(570)	—	—	—	—	—	—	—
Transfer of MDU Resources stock held by subsidiary	—	—	—	—	538,921	3,626	—	—	—	3,626
Receipt of treasury stock at historical cost	—	—	—	—	—	—	(431,136)	(3,626)	—	(3,626)
Net transfers from Centennial and MDU Resources including Separation adjustments	—	—	62,972	—	—	—	—	—	—	62,972
Net transfers to Centennial pre-Separation	—	—	(1,385)	(11,622)	—	—	—	—	—	(13,007)
Balance at December 31, 2023	57,009,542	$ 570	$614,513	$ 665,874	—	$ —	(431,136)	$ (3,626)	$ (11,319)	$1,266,012
Net income	—	—	—	201,678	—	—	—	—	—	201,678
Other comprehensive income	—	—	—	—	—	—	—	—	2,017	2,017
Stock-based compensation	—	—	8,057	(6)	—	—	—	—	—	8,051
Common stock issues for employee compensation, net of tax withholding	31,298	—	(1,673)	—	—	—	—	—	—	(1,673)
Common stock issued for board of director fees	3,001	—	—	—	—	—	—	—	—	—
Balance at December 31, 2024	57,043,841	$ 570	$620,897	$ 867,546	—	$ —	(431,136)	$ (3,626)	$ (9,302)	$1,476,085
Net income	—	—	—	157,074	—	—	—	—	—	157,074
Other comprehensive loss	—	—	—	—	—	—	—	—	(960)	(960)
Stock-based compensation	—	—	11,394	—	—	—	—	—	—	11,394
Common stock issued for employee compensation, net of tax withholding	39,656	1	(2,654)	—	—	—	—	—	—	(2,653)
Common stock issued for board of director fees	11,804	—	—	—	—	—	—	—	—	—
Balance at December 31, 2025	**57,095,301**	**$ 571**	**$629,637**	**$1,024,620**	**—**	**$ —**	**(431,136)**	**$ (3,626)**	**$ (10,262)**	**$1,640,940**

KNIFE RIVER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31,	2025	2024	2023
		(In thousands)	
Operating activities:			
Net income	**$ 157,074**	$ 201,678	$ 182,872
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	**193,740**	136,871	123,805
Deferred income taxes	**25,491**	(350)	(1,606)
Provision for credit losses	**2,445**	1,099	2,001
Amortization of debt issuance costs	**3,724**	2,762	3,115
Stock-based compensation costs	**11,394**	7,826	2,888
Pension and postretirement benefit plan net periodic benefit cost	**1,239**	1,628	1,182
Unrealized gains on investments	**(2,939)**	(2,918)	(2,202)
Gains on sale of assets	**(21,777)**	(9,215)	(27)
Gain on bargain purchase	**(3,547)**	—	—
Equity in unconsolidated affiliates	**(259)**	(279)	(286)
Changes in current assets and liabilities, net of acquisitions:			
Receivables	**(44,037)**	14,061	(54,817)
Due from related-party	**—**	—	16,050
Inventories	**(13,444)**	(44,303)	3,654
Other current assets	**(9,050)**	10,907	(19,556)
Accounts payable	**(14,991)**	7,308	33,092
Due to related-party	**—**	—	(7,310)
Other current liabilities	**(9,298)**	(4,003)	48,977
Pension and postretirement benefit plan contributions	**(570)**	(2,651)	(1,756)
Other noncurrent changes	**3,280**	1,903	5,650
Net cash provided by operating activities	**278,475**	322,324	335,726
Investing activities:			
Capital expenditures	**(348,041)**	(172,427)	(124,283)
Acquisitions, net of cash acquired	**(609,994)**	(130,981)	—
Net proceeds from sale or disposition of property and other	**47,472**	11,996	8,284
Investments	**(3,097)**	(3,389)	(1,890)
Net cash used in investing activities	**(913,660)**	(294,801)	(117,889)
Financing activities:			
Issuance of long-term related-party notes, net	**—**	—	205,275
Issuance of long-term debt	**500,000**	—	700,000
Repayment of long-term debt	**(8,808)**	(7,036)	(3,653)
Debt issuance costs	**(11,070)**	—	(16,640)
Tax withholding on stock-based compensation	**(2,653)**	(1,673)	—
Net transfers to Centennial	**—**	—	(850,589)
Net cash provided by (used in) financing activities	**477,469**	(8,709)	34,393
Increase (decrease) in cash, cash equivalents and restricted cash	**(157,716)**	18,814	252,230
Cash, cash equivalents and restricted cash - beginning of year	**281,134**	262,320	10,090
Cash, cash equivalents and restricted cash - end of year	**$ 123,418**	$ 281,134	$ 262,320

Note 1 – Organization and Basis of Presentation

At Knife River, we are a people-first construction materials and contracting services company. We provide construction materials and contracting services to build safe roads, bridges, airport runways and other critical infrastructure needs that connect people with where they want to go and with the supplies they need. We are one of the leading providers of crushed stone and sand and gravel in the United States and operate across 14 states. We conduct our operations through four reportable segments: West, Mountain, Central and Energy Services.

In January 2025, we made a change to our organizational structure to better align with our business strategy. We reorganized our business segments to reflect changes in the way our chief operating decision maker evaluates performance, makes operating decisions and allocates resources. Our former Pacific and Northwest operating segments were combined to form the new West operating segment. Our former North Central and South operating segments were combined to form the new Central operating segment. The reorganization resulted in four operating segments: West, Mountain, Central and Energy Services, each of which is also a reportable segment. Each segment's performance is evaluated based on segment results without allocating corporate expenses, which include corporate costs associated with accounting, legal, treasury, business development, information technology, human resources, and other corporate expenses that support the operating segments. Prior periods have been recast to conform to the current reportable segment presentation.

On March 7, 2025, we acquired Strata Corporation (Strata), a leading construction materials and contracting services provider in North Dakota and northwestern Minnesota. The purchase price for Strata totaled $454.0 million and was subject to post-closing adjustments. The results of operations and balance sheet accounts for Strata are included in the consolidated financial statements from the date of acquisition. For more information, see Note 3.

In July 2025, House Bill 1, known as the One Big Beautiful Bill Act ("OBBBA"), was enacted. The OBBBA includes significant provisions that, among other provisions, makes 100% bonus depreciation permanent and restores the ability to expense domestic research expenditures. The OBBBA did not have a material impact on the Company's annual estimated income tax rate, but did result in a reclassification between current taxes payable and deferred tax liabilities.

In December 2025, we reclassified our retention receivables of $42.8 million on a contract-by-contract basis from accounts receivable. The reclassification resulted in an increase to contract assets of $31.8 million and a decrease to contract liabilities of $11.0 million due to FASB's clarification of retention receivables under ASC 606. Prior years were not revised.

Separation from MDU Resources

On May 31, 2023, MDU Resources completed the separation of Knife River through the distribution of approximately 90 percent of the outstanding shares of common stock, par value $.01 per share, of Knife River to the stockholders of record of MDU Resources as of the close of business on May 22, 2023. MDU Resources retained approximately 10 percent of the outstanding shares of Knife River common stock. The Distribution was structured as a pro rata distribution of one share of Knife River common stock for every four shares of MDU Resources common stock. In November 2023, MDU Resources disposed of all 5,656,621 retained shares of Knife River common stock in an underwritten public offering. As a result of the Distribution, Knife River is now an independent public company and its common stock is listed under the symbol "KNF" on the New York Stock Exchange.

The Separation was completed pursuant to a separation and distribution agreement and other agreements with MDU Resources related to the Separation, including, but not limited to, a tax matters agreement, an employee matters agreement and a transition services agreement. For an interim period following the Separation, certain functions continued to be provided by MDU Resources under a transition services agreement. For more information on the transition services agreement, see Note 19.

Basis of Presentation

Prior to the Separation, we operated as a wholly owned subsidiary of Centennial and an indirect, wholly owned subsidiary of MDU Resources and not as a stand-alone company. The accompanying audited consolidated financial statements and footnotes for the periods prior to the Separation were prepared on a “carve-out” basis using a legal entity approach in conformity with GAAP and were derived from the audited consolidated financial statements of MDU Resources as if we operated on a stand-alone basis during these periods.

All revenues and costs as well as assets and liabilities directly associated with the business activity of Knife River are included in the financial statements. In the periods prior to the Separation, the audited consolidated financial statements include expense allocations for certain functions provided by MDU Resources and Centennial, including, but not limited to certain general corporate expenses related to senior management, legal, human resources, finance and accounting, treasury, information technology, communications, procurement, tax, insurance and other shared services. These general corporate expenses are included in the Consolidated Statements of Operations within selling, general and administrative expenses and other income (expense). The amount allocated to us was $10.7 million for the year ended December 31, 2023. These expenses were allocated to us on the basis of direct usage when identifiable, with the remainder principally allocated on the basis of percent of total capital invested or other allocation methodologies that were considered to be a reasonable reflection of the utilization of the services provided to the benefits received, including the following: number of employees paid and stated as cost per check; number of employees served; weighted factor of travel, managed units, national account spending equipment and fleet acquisitions; purchase order dollars spent and purchase order line count; number of payments; vouchers or unclaimed property reports; labor hours; time tracked; and projected workload. The allocations may not, however, reflect the expense we would have incurred as a stand-alone company for the periods presented. These costs also may not be indicative of the expenses that we will incur in the future or would have incurred if we had obtained these services from a third party.

Prior to the Separation, we participated in Centennial’s centralized cash management program, including its overall financing arrangements. Interest expense in the Consolidated Statements of Operations for the periods prior to the Separation reflects the allocation of interest on borrowing and funding associated with the related-party note agreements. Upon the completion of the Separation, we implemented our own financing agreements with lenders. For additional information on our current debt financing, see Note 9.

Related-party transactions between us and MDU Resources or Centennial for general operating activities and intercompany debt have been included in the audited consolidated financial statements for periods prior to the Separation. The cash settlement of these transactions are included in the Consolidated Statements of Cash Flows as operating or financing activities following the nature of the transactions. The aggregate net effect of related-party transactions not settled in cash as part of the Separation have been reflected in the Consolidated Balance Sheets and Statements of Stockholders’ Equity within “Other paid-in capital” and within the Consolidated Statements of Cash Flows following the nature of the transactions with a majority included in the financing section. See Note 19 for additional information on related-party transactions.

Management has also evaluated the impact of events occurring after December 31, 2025, up to the date of issuance of these audited consolidated financial statements on February 20, 2026, that would require recognition or disclosure in the audited Consolidated Financial Statements.

Principles of consolidation

For all periods, the audited consolidated financial statements were prepared in accordance with GAAP and include the accounts of Knife River and our wholly owned subsidiaries. All intercompany accounts and transactions between our businesses have been eliminated in the accompanying audited consolidated financial statements.

Use of estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the audited consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are used for items such as long-lived assets and goodwill; fair values of acquired assets and liabilities under the acquisition method of accounting; aggregate reserves; property depreciable lives; tax provisions; revenue recognized using the cost-to-cost measure of progress for contracts; expected credit losses; environmental and other loss contingencies; costs on contracting services contracts; actuarially determined benefit costs; asset retirement obligations; present value of right-of-use assets and lease liabilities; and the valuation of stock-based compensation. These estimates are based on management's best knowledge of current events, historical experience, actions that we may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

Note 2 – Significant Accounting Policies

New accounting standards

The following table provides a brief description of the accounting pronouncements applicable to us and the potential impact on our audited consolidated financial statements and/or disclosures:

Standard	Description	Standard Effective Date	Impact on financial statements/ disclosures
Recently issued ASU's not yet adopted			
ASU 2024-03 - Disaggregation of Income Statement Expenses	In November 2024, the FASB issued guidance on modifying the disclosure requirements to improve the disclosures for a public entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. The guidance is to be applied either on a prospective basis to the financial statements issued for reporting periods after the effective date or on a retrospective basis to the financial statements to all prior periods presented in the financial statements. Early adoption is permitted.	Annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027.	We are currently evaluating the impact the guidance will have on our disclosures for the year ended December 31, 2027 and interim periods for fiscal year 2028.
ASU 2025-05 - Measurement of Credit Losses for Accounts Receivable and Contract Assets	In July 2025, the FASB issued guidance to provide a practical expedient for all entities related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers.	Annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods on a prospective basis. Early adoption is permitted and should be applied on a prospective basis.	We are currently evaluating the impact the guidance will have on our financial statements and related disclosures.

Standard	Description	Standard Effective Date	Impact on financial statements/ disclosures
ASU 2025-06 - Targeted Improvements to the Accounting for Internal-Use Software	In September 2025, the FASB issued guidance to provide targeted improvements to the accounting for internal-use software which is intended to modernize the recognition and capitalization framework to reflect current software development practices. Under this guidance, eligible software development costs will begin capitalization when management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the function intended.	Annual reporting periods beginning after December 15, 2027 and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period.	We are currently evaluating the impact this guidance will have on our financial statements and disclosures.

Cash, cash equivalents and restricted cash

We consider all highly liquid investments with an original maturity of three months or less, when purchased, to be cash and cash equivalents. Restricted cash represents deposits held by our captive insurance company that is required by state insurance regulations to remain in the captive insurance company. Cash, cash equivalents and restricted cash at December 31 was comprised of:

	2025	2024
	(In thousands)	
Cash and cash equivalents	**$ 73,821**	$ 236,799
Restricted cash	**49,597**	44,335
Cash, cash equivalents and restricted cash	**$ 123,418**	$ 281,134

Business combinations

For all business combinations, we preliminarily allocate the purchase price of the acquisitions to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition dates and are considered provisional until final fair values are determined, or the measurement period has passed. We expect to record adjustments as we accumulate the information needed to estimate the fair value of assets acquired and liabilities assumed, including working capital balances, estimated fair value of identifiable intangible assets, property, plant and equipment, total consideration and goodwill. The excess of the purchase price over the aggregate fair value is recorded as goodwill. We calculated the fair value of the assets acquired in 2025 and 2024 using a market or cost approach (or a combination of both). Fair values for some of the assets were determined based on Level 3 inputs including estimated future cash flows, discount rates, growth rates, sales projections, retention rates and terminal values, all of which required significant management judgment and are susceptible to change. The final fair value of the net assets acquired may result in adjustments to the assets and liabilities, including goodwill, and will be made as soon as practical, but no later than 12 months from the respective acquisition dates. Any subsequent measurement period adjustments are not expected to have a material impact on our results of operations.

Revenue recognition

Revenue is recognized when a performance obligation is satisfied by transferring control over a product or service to a customer. We are considered an agent for certain taxes collected from customers. As such, we present revenues net of these taxes at the time of sale to be remitted to governmental authorities, including sales and use taxes.

We generate revenue from contracting services and construction materials sales. We focus on the vertical integration of our contracting services with our construction materials to support the aggregate-based product lines.

We provide contracting services to a customer when a contract has been approved by both the customer and a representative of Knife River, obligating a service to be provided in exchange for the consideration identified in the contract. The nature of the services provided generally include integrating a set of services and related construction materials into a single project to create a distinct bundle of goods and services, which we have determined are generally a single performance obligation. We determine the transaction price to include the fixed consideration required pursuant to the original contract price together with any additional consideration, to which we expect to be entitled to, associated with executed change orders plus the estimate of variable consideration to which we expect to be entitled, subject to the constraint discussed below.

The nature of our contracts gives rise to several types of variable consideration. Examples of variable consideration include: liquidated damages; performance bonuses or incentives and penalties; claims; unpriced change orders; and index pricing. The variable amounts usually arise upon achievement of certain performance metrics or change in project scope. We estimate the amount of revenue to be recognized on variable consideration using the most likely amount method, which best predicts the most likely amount of consideration we expect to be entitled to or expect to incur. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration are made during the contract performance period. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on the assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to management. We only include variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Changes in circumstances could impact management’s estimates made in determining the value of variable consideration recorded. When determining if the variable consideration is constrained, we consider if factors exist that could increase the likelihood or the magnitude of a potential reversal of revenue. We update our estimate of the transaction price each reporting period and the effect of variable consideration on the transaction price is recognized as an adjustment to revenue on a cumulative catch-up basis.

Contracting services revenue is recognized over time using an input method based on the cost-to-cost measure of progress on a project. We have determined this method to be appropriate for measuring revenue because the costs incurred have been determined to represent the best indication of the overall progress toward the transfer of such goods or services promised to a customer. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. The percentage of completion is determined on a performance obligation basis.

We also sell construction materials to external customers and internal customers. The contract for material sales is the use of a sales order or an invoice, which includes the pricing and payment terms. All material contracts contain a single performance obligation for the delivery of a single distinct product or a distinct separately identifiable bundle of products and services. Revenue is recognized at a point in time when the performance obligation has been satisfied with the delivery of the products or services. The warranties associated with the sales are those consistent with a standard warranty that the product meets certain specifications for quality or those required by law. For most contracts, amounts billed to customers are due within 30 days of receipt. There are no material obligations for returns, refunds or other similar obligations.

Receivables and allowance for expected credit losses

Receivables consist primarily of trade and contract receivables from the sale of goods and services net of expected credit losses. A majority of our receivables are due in 30 days or less. The total balance of receivables past due 90 days or more was $15.3 million and $14.3 million at December 31, 2025 and 2024, respectively. Receivables, net consisted of the following at December 31:

	2025	2024
	(In thousands)	
Trade receivables	**$ 155,836**	$ 134,480
Contract receivables	**127,383**	137,105
Receivables, gross	**283,219**	271,585
Less expected credit loss	**5,189**	4,345
Receivables, net	**$ 278,030**	$ 267,240

Our expected credit losses are determined through a review using historical credit loss experience, changes in asset specific characteristics, current conditions and reasonable and supportable future forecasts, among other specific account data, and is performed at least quarterly. We develop and document our methodology to determine our allowance for expected credit losses. Risk characteristics we use may include customer mix, knowledge of customers and general economic conditions of the various local economies, among others. Specific account balances are written off when management determines the amounts to be uncollectible. Management has reviewed the balance reserved through the allowance for expected credit losses and believes it is reasonable.

Details of our expected credit losses were as follows:

	West	Mountain	Central	Energy Services	Total
			(In thousands)		
At December 31, 2023	$ 3,057	$ 2,293	$ 718	$ 100	$ 6,168
Current expected credit loss provision	417	35	575	72	1,099
Less write-offs charged against the allowance	996	1,548	372	6	2,922
At December 31, 2024	$ 2,478	$ 780	$ 921	$ 166	$ 4,345
Current expected credit loss provision	422	436	752	835	2,445
Less write-offs charged against the allowance	495	942	71	93	1,601
At December 31, 2025	**$ 2,405**	**$ 274**	**$ 1,602**	**$ 908**	**$ 5,189**

Inventories

Inventories at December 31 consisted of:

	2025	2024
	(In thousands)	
Finished products	**$ 304,281**	$ 252,563
Raw materials	**91,069**	91,334
Supplies and parts	**40,364**	36,439
Total	**$ 435,714**	$ 380,336

Inventories are valued at the lower of cost or net realizable value using the average cost method. Inventories include production costs incurred as part of our aggregate mining activities. These inventoriable production costs include all mining and processing costs associated with the production of aggregates. Stripping costs incurred during the production phase, which represent costs of removing overburden and waste materials to access mineral deposits, are a component of inventoriable production costs.

Property, plant and equipment

Additions to property, plant and equipment are recorded at cost. Gains or losses resulting from the retirement or disposal of assets are recognized as a component of operating income. Generally, property, plant and equipment are depreciated on a straight-line basis over the average useful lives of the assets with the exception of large marine equipment, which is computed using units-of-production.

Aggregate mining development costs are capitalized and classified as land improvements and depreciated over the lower of the estimated life of the reserves or the life of the associated improvement. We begin capitalizing development costs at a point when reserves are determined to be proven or probable and economically mineable. Capitalization of these costs ceases when production commences. The cost of acquiring reserves in connection with a business combination are valued at fair value. Aggregate reserves, from both owned and leased mining sites, are a component within property, plant and equipment and are depleted using the units-of-production method. We use proven and probable aggregate reserves as the denominator in our units-of production calculation. Exploration costs are expensed as incurred in cost of revenue and production costs are capitalized to inventory.

Capitalized interest

The interest cost on capital projects is capitalized and included in the cost of the project. Capitalization commences in the pre-acquisition or construction stage of the project and continues until the project is substantially complete and ready for its intended use. When no debt is incurred specifically for a project, interest is capitalized using the weighted average cost of our outstanding borrowings. For the years ended December 31, 2025 and 2024, the amount we capitalized into net property, plant and equipment on the Consolidated Balance Sheet was immaterial.

Impairment of long-lived assets, excluding goodwill

We review the carrying values of our long-lived assets, including mining and related assets, whenever events or changes in circumstances indicate that such carrying values may not be recoverable. We test long-lived assets for impairment at a level significantly lower than that of goodwill impairment testing. Long-lived assets or groups of assets that are evaluated for impairment at the lowest level of largely independent identifiable cash flows at an individual operation or group of operations collectively serving a local market. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, compared to the carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value. No impairment losses were recorded in 2025 or 2024. During the year ended December 31, 2023, we recognized non-cash asset impairments of $5.8 million as a result of certain aggregate sites no longer being economically feasible to mine and having no remaining value.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination. Goodwill is required to be tested for impairment annually, which we complete in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired.

We have determined the reporting units for our goodwill impairment test are our operating segments along with the Prestress component of the West operating segment as they each constitute a business for which discrete financial information is available and for which management regularly reviews the operating results. For more

information on our operating segments, see Note 15. Goodwill impairment, if any, is measured by comparing the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, the goodwill of the reporting unit is not impaired. If the carrying value of a reporting unit exceeds its fair value, we must record an impairment loss for the amount that the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit. For the years ended December 31, 2025, 2024 and 2023, there were no impairment losses recorded. Our annual goodwill impairment test was performed in the fourth quarter of 2025 and determined the fair value of each of our reporting units substantially exceeded the carrying value as of October 31, 2025.

We use a weighted average combination of both an income approach and a market approach to estimate the fair value of our reporting units for our goodwill impairment analysis. Determining the fair value of a reporting unit requires judgment and the use of significant estimates, which include assumptions about our future revenue, profitability and cash flows, amount and timing of estimated capital expenditures, inflation rates, weighted average cost of capital, operational plans, and current and future economic conditions, among others. We believe the estimates and assumptions used in our impairment assessments are reasonable and based on available market information.

Investments

Our investments include the cash surrender value of life insurance policies and insurance contracts. We measure our investment in the insurance contracts at fair value with any unrealized gains and losses recorded on the Consolidated Statements of Operations.

Government Assistance

We account for government assistance received for capital projects by reducing the cost of the project by the amount of assistance received. We record government assistance received as taxable income and write-up the tax basis of the asset to include the amount of the assistance received.

Government assistance received for the years ended December 31, 2025, 2024 and 2023, was not material.

Joint Ventures

We account for unconsolidated joint ventures using either the equity method or proportionate consolidation. As of December 31, 2025, we held interests of 25 percent and 33 percent in joint ventures formed primarily for the purpose of pooling resources on construction contracts. Proportionate consolidation is used for joint ventures that include unincorporated legal entities and activities of the joint venture which are construction-related. For those joint ventures accounted for under proportionate consolidation, only our pro rata share of assets, liabilities, revenues and expenses are included in the Consolidated Balance Sheets and Consolidated Statements of Operations.

For those joint ventures accounted for using proportionate consolidation, we recorded in our Consolidated Statements of Operations revenue of $514,000, $0 and $4.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. Also for the years ended December 31, 2025, 2024 and 2023, we reported operating losses of $10,000, $3,000 and $1.9 million, respectively. We had interest in assets from these joint ventures of $50,000 for 2025 and $45,000 for both 2024 and 2023.

For joint ventures accounted for under the equity method, our investment balances for the joint ventures are included in Investments in the Consolidated Balance Sheets and our pro rata share of net income is included in Other income in the Consolidated Statements of Operations. Our investments in equity method joint ventures were a net asset of $2.1 million, $1.9 million and $68,000 for December 31, 2025, 2024 and 2023, respectively. In 2025, 2024 and 2023, we recognized income from equity method joint ventures of $199,000, $279,000 and $55,000, respectively.

Leases

The recognition of leases requires us to make estimates and assumptions that affect the lease classification and the assets and liabilities recorded. The accuracy of lease assets and liabilities reported on the audited Consolidated Financial Statements depends on, among other things, management's estimates of interest rates used to discount the lease assets and liabilities to their present value, as well as the lease terms based on the unique facts and circumstances of each lease.

Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term. We recognize leases with an original lease term of 12 months or less in income on a straight-line basis over the term of the lease and do not recognize a corresponding right-of-use asset or lease liability. We determine the lease term based on the non-cancelable and cancelable periods in each contract. The non-cancelable period consists of the term of the contract that is legally enforceable and cannot be canceled by either party without incurring a significant penalty. The cancelable period is determined by various factors that are based on who has the right to cancel a contract. If only the lessor has the right to cancel the contract, we will assume the contract will continue. If the lessee is the only party that has the right to cancel the contract, we look to asset, entity and market-based factors. If both the lessor and the lessee have the right to cancel the contract, we assume the contract will not continue.

The discount rate used to calculate the present value of the lease liabilities is based upon the implied rate within each contract. If the rate is unknown or cannot be determined, we use an incremental borrowing rate, which is determined by the length of the contract, asset class and our borrowing rates, as of the commencement date of the contract.

Insurance

Our wholly-owned captive insurance company, Spring Creek Insurance Company, which is subject to applicable insurance rules and regulations, insures our exposure related to workers' compensation, general liability and automobile liability on a primary basis. We also purchase excess coverage from unrelated insurance carriers and obtain third-party coverage for other forms of insurance including, but not limited to, excess liability, contractor's pollution liability, marine liability, directors and officers liability and employment practices liability.

Spring Creek Insurance Company establishes a reserve for estimated ultimate losses on reported claims and those incurred but not yet reported utilizing actuarial projections. The reserves are classified within other accrued liabilities or noncurrent liabilities - other on the Consolidated Balance Sheets based on projections of when the estimated loss will be paid. The estimates that are utilized to record potential losses on claims are inherently subjective, and actual claims could differ from amounts recorded, which could result in increased or decreased expense in future periods.

Additionally, we maintain a self-insurance reserve for health insurance programs offered to eligible employees, included within other accrued liabilities on the Consolidated Balance Sheets. The reserve includes an estimate for losses on reported claims as well as for amounts incurred but not yet reported, based on historical trends.

Asset retirement obligations

We record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, we capitalize a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we either settle the obligation for the recorded amount or incur a gain or loss.

Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the applicable period. Diluted net income per share is computed by dividing net income by the total of the weighted average number of shares of common stock outstanding during the applicable period, plus the effect of non-vested performance and restricted stock units. Basic and diluted net income per share are calculated as follows, based on a reconciliation of the weighted-average common shares outstanding on a basic and diluted basis:

Years ended December 31,	2025	2024	2023
	(In thousands, except per share amounts)		
Net income	**$ 157,074**	$ 201,678	$ 182,872
Weighted average common shares outstanding - basic	**56,653**	56,607	56,568
Effect of dilutive performance and restricted stock units	**242**	237	100
Weighted average common shares outstanding - diluted	**56,895**	56,844	56,668
Shares excluded from the calculation of diluted earnings per share	**34**	—	—
Net income per share - basic	**$ 2.77**	$ 3.56	$ 3.23
Net income per share - diluted	**$ 2.76**	$ 3.55	$ 3.23

Stock-based compensation

We determine compensation expense for stock-based compensation awards based on the estimated fair values at the grant date and recognize the related compensation expense over the vesting period. We use the straight-line amortization method to recognize compensation expense related to restricted stock units, which only has a service condition. This method recognizes stock compensation expense on a straight-line basis over the requisite service period for the entire award. We recognize compensation expense related to performance awards that vest based on performance metrics and service conditions on a straight-line basis over the service period. Inception-to-date expense is adjusted based upon the determination of the potential achievement of the performance target at each reporting date. We recognize compensation expense related to performance awards with market-based performance metrics on a straight-line basis over the requisite service period. Forfeitures are recognized as they occur, and expenses are adjusted on a cumulative catch-up basis at the time of any forfeitures.

Prior to the Separation, key employees participated in various stock-based compensation plans authorized and managed by MDU Resources. All awards granted under the plans were based on MDU Resources' common shares, however, we recognized the expense for our participants in our financial statements.

At the time of the Separation, each outstanding MDU Resources' time-vested restricted stock unit and performance share awards held by a Knife River employee was converted into Knife River time-vested restricted stock units. The converted awards continue to vest over the original vesting period, which is generally three years from the grant date. All performance share awards that were converted at the time of the Separation were first adjusted using a combined performance factor based on MDU Resources' actual performance as of December 31, 2022. The number of restricted stock units was determined by taking the closing per share price of MDU Resources on May 31, 2023, and dividing by the closing per share price of Knife River on June 1, 2023. The ratio used to convert the MDU Resources' stock-based compensation awards was designed to preserve the aggregate intrinsic value of the award immediately after the Separation when compared to the aggregate intrinsic value of the award immediately prior to the Separation. The existing unvested stock-based awards issued through MDU Resources' stock-based compensation plans were modified in connection with the Separation to maintain an equivalent value immediately before and after Separation. Incremental fair value for unvested awards has been recorded over the remaining vesting periods.

Income taxes

Knife River and its subsidiaries file consolidated federal income tax returns and combined and separate state income tax returns. Pursuant to the tax sharing agreement that exists between Knife River and its subsidiaries, federal income taxes paid by Knife River, as parent of the consolidated group, are allocated to the individual subsidiaries based on separate company computations of tax. However, all income tax expense is reported within the Corporate Services segment. We make a similar allocation for state income taxes paid in connection with combined state filings.

We provide deferred federal and state income taxes on all temporary differences between the book and tax basis of our assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record uncertain tax positions in accordance with accounting guidance on accounting for income taxes on the basis of a two-step process in which (1) we determine whether it is more-likely-than-not that the tax position will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of the tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Tax positions that do not meet the more-likely-than-not criteria are reflected as a tax liability. We recognize interest and penalties accrued related to unrecognized tax benefits in income taxes.

Note 3 – Acquisitions and Dispositions

Acquisitions

The following acquisitions were accounted for as business combinations in accordance with *ASC 805 - Business Combinations*. The results of the business combinations have been included in the Company's Consolidated Financial Statements beginning on the acquisition dates.

Acquisitions are also subject to customary adjustments based on, among other things, the amount of cash, debt and working capital in the business as of the closing date. The amounts included in the Consolidated Balance Sheets for these adjustments are considered provisional until final settlement has occurred.

Strata Corporation

On March 7, 2025, we completed the acquisition of Strata Corporation, a leading construction materials and contracting services provider in North Dakota and northwestern Minnesota. The purchase of Strata includes operations that expand our aggregates, ready-mix and asphalt operations, as well as our trucking fleet, locomotives and railcars, in our current geographic locations. The purchase price for Strata totaled $454.0 million and was subject to post-closing adjustments. The results of Strata are included in our Central segment.

The estimated fair value of the assets acquired and liabilities assumed were final as of December 31, 2025. Post closing, we continued to gather information to finalize the valuation of these assets and liabilities. The fair values were considered provisional until final fair values were determined during the measurement period. We recorded adjustments to the estimated fair value of assets acquired and liabilities assumed, including working capital balances, estimated fair value of identifiable intangible assets, property, plant and equipment, total consideration and goodwill. We utilized market and cost approaches to estimate the fair value of the property, plant and equipment, excluding aggregate reserves. The fair value of aggregate reserves and intangible assets were determined using the income approach. All estimates, key assumptions, and forecasts were either provided by or reviewed by management. We engaged third-party valuation firms to assist in the analysis and valuation of the assets of Strata. While we chose to utilize third-party valuation firms, the fair value analysis and related valuations represent the conclusions of management and not the conclusions or statements of any third party.

The excess of the total purchase price over the fair value of assets acquired and liabilities assumed was allocated to goodwill. We believe that the goodwill relates to several factors, including potential synergies related to market opportunities for multiple product offerings and economies of scale expected from combining our operations with the business acquired.

The final allocation of the aggregate purchase price for Strata is as follows, which has been updated as of December 31, 2025, to include measurement period adjustments for updated fair values of certain assets, working capital adjustments and reclassification of assets held for sale to property, plant and equipment.

	As of March 7, 2025	Measurement Period Adjustment	As of December 31, 2025
		(In thousands)	
Assets			
Current assets:			
Cash and cash equivalents	$ 7,906	$ 732	**$ 8,638**
Receivables, net	3,751	1,005	**4,756**
Contract assets	9,013	196	**9,209**
Inventories	36,355	(277)	**36,078**
Assets held for sale	21,093	(2,726)	**18,367**
Prepayments and other current assets	4,850	477	**5,327**
Total current assets	82,968	(593)	**82,375**
Noncurrent assets:			
Property, plant and equipment	266,370	8,201	**274,571**
Goodwill	152,329	(5,368)	**146,961**
Other intangible assets	13,600	(700)	**12,900**
Operating lease right-of-use assets	53	—	**53**
Total noncurrent assets	432,352	2,133	**434,485**
Total assets acquired	$ 515,320	$ 1,540	**$ 516,860**
Liabilities			
Current liabilities:			
Accounts payable	$ 3,312	$ 202	**$ 3,514**
Contract liabilities	921	(324)	**597**
Current operating lease liabilities	29	—	**29**
Other accrued liabilities	21,378	(8,145)	**13,233**
Total current liabilities	25,640	(8,267)	**17,373**
Noncurrent liabilities:			
Deferred income taxes	45,092	5,193	**50,285**
Other noncurrent liabilities	3,293	898	**4,191**
Total noncurrent liabilities	48,385	6,091	**54,476**
Total liabilities assumed	$ 74,025	$ (2,176)	**$ 71,849**
Total consideration (fair value)	$ 441,295	$ 3,716	**$ 445,011**

Intangible assets for Strata, as of the date of acquisition, included $8.8 million for customer backlog with an amortization period of 9 months and $4.1 million for permits with an amortization period of 10 years upon commencement of operations.

Revenue attributable to Strata included in our Consolidated Statements of Operations for the year ended December 31, 2025 was $198.7 million and net income was not meaningful.

Other Acquisitions

During 2025, we completed the following acquisitions:

- A Washington aggregate quarry operation in the West segment which included a bargain purchase gain of $3.5 million, net of deferred taxes of $1.3 million, and was recorded in other income on the Consolidated Statement of Operations. We reviewed the fair values of the assets acquired and liabilities assumed and determined that the purchase would result in a gain being recognized at the time of the acquisition. We believe the bargain purchase gain was primarily the result of the sellers' desire to exit quickly due to cash flow constraints which were limiting their ability to operate the business efficiently. In the fourth quarter of 2025, we finalized the purchase accounting and no material adjustments were made.
- An Oregon aggregates and contracting company in the West segment which included a $5.4 million holdback liability. The fair value of the assets acquired and liabilities assumed are still provisional.
- A central Minnesota aggregates and contracting services business in the Central segment. The fair value of the assets acquired and liabilities assumed are still provisional.
- A Texas aggregates and ready-mix concrete supplier in the Central segment. The fair value of the assets acquired and liabilities assumed are still provisional.

The aggregated purchase consideration of these four acquisitions was $177.2 million. These acquisitions were not considered material separately or in the aggregate. The acquisitions resulted in the recognition of $22.1 million of current assets; $98.7 million of assets in property, plant and equipment; $3.1 million of operating lease right-of-use assets; $75.6 million of goodwill; $5.2 million of intangible assets, which included $100,000 of non-compete agreements, $1.1 million of backlog and $4.0 million of customer relationships; $13.4 million of current liabilities; $1.3 million deferred income tax liability and $9.3 million of noncurrent liabilities - other.

During 2024, we completed four acquisitions with an aggregated purchase consideration of $119.0 million. These acquisitions were not considered material separately or in the aggregate. The acquisitions resulted in the recognition of $28.9 million of current assets; $51.5 million of assets in property, plant and equipment; $22.7 million of goodwill; $21.1 million of intangible assets; $1.9 million of other noncurrent assets; $5.6 million of current liabilities; and $1.5 million of noncurrent liabilities - other. The purchase accounting for these acquisitions was completed in 2025 and no material adjustments were recorded.

For the years ended December 31, 2025 and 2024, we incurred acquisition-related costs on completed and other potential acquisitions of $10.8 million and $7.7 million, respectively. These costs are included in our Corporate Services in selling, general and administrative expenses on the Consolidated Statement of Operations.

Dispositions

On March 7, 2025, we sold four ready-mix plant operations for total proceeds of $14.5 million. The ready-mix plant operations were acquired by us as part of the Strata acquisition and subsequently sold to an unrelated third-party. The ready-mix plants were included in assets held for sale on the opening balance sheet for Strata at the time of the acquisition.

Note 4 – Revenue from Contracts with Customers

In the following table, revenue is disaggregated by category for each reportable segment. We believe this level of disaggregation best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Revenue for contracting services is recognized over time while revenue for construction materials is recognized at a point in time. For more information on our reportable segments, see Note 15.

Presented in the following tables are the sales of materials to both third parties and internal customers. Due to consolidation requirements, the internal sales revenues must be eliminated against the construction materials product used in the contracting services to arrive at the external operating revenues.

Year ended December 31, 2025	West	Mountain	Central	Energy Services	Corporate Services	Total
Aggregates	$ 296,260	$ 95,220	$ 225,646	$ —	$ —	$ 617,126
Ready-mix concrete	346,736	124,536	308,152	—	—	779,424
Asphalt	131,796	99,023	190,163	—	—	420,982
Liquid asphalt	—	—	—	296,032	—	296,032
Other	177,240	12	35,154	53,523	13,888	279,817
Contracting services public-sector	349,310	330,390	445,169	—	—	1,124,869
Contracting services private-sector	121,041	105,293	32,677	—	—	259,011
Internal sales	(213,670)	(110,632)	(232,407)	(61,276)	(13,264)	(631,249)
Revenues from contracts with customers	$ 1,208,713	$ 643,842	$ 1,004,554	$ 288,279	$ 624	$ 3,146,012

Year ended December 31, 2024	West	Mountain	Central	Energy Services	Corporate Services	Total
Aggregates	$ 297,173	$ 101,810	$ 157,165	$ —	$ —	$ 556,148
Ready-mix concrete	313,532	117,108	224,803	—	—	655,443
Asphalt	135,306	120,827	185,305	—	—	441,438
Liquid asphalt	—	—	—	238,939	—	238,939
Other	167,361	36	31,734	50,585	16,104	265,820
Contracting services public-sector	351,377	360,790	410,072	—	—	1,122,239
Contracting services private-sector	115,284	98,268	22,465	—	—	236,017
Internal sales	(197,074)	(135,947)	(213,672)	(54,872)	(15,474)	(617,039)
Revenues from contracts with customers	$ 1,182,959	$ 662,892	$ 817,872	$ 234,652	$ 630	$ 2,899,005

Year ended December 31, 2023	West	Mountain	Central	Energy Services	Corporate Services	Total
Aggregates	$ 294,672	$ 100,505	$ 152,691	$ —	$ —	$ 547,868
Ready-mix concrete	305,673	120,534	227,735	—	—	653,942
Asphalt	135,505	112,897	204,018	—	—	452,420
Liquid asphalt	—	—	—	253,196	—	253,196
Other	158,493	16	28,745	49,363	12,414	249,031
Contracting services public-sector	268,734	308,711	426,318	—	—	1,003,763
Contracting services private-sector	157,989	124,282	21,276	—	—	303,547
Internal sales	(195,223)	(133,328)	(235,875)	(57,373)	(11,618)	(633,417)
Revenues from contracts with customers	$ 1,125,843	$ 633,617	$ 824,908	$ 245,186	$ 796	$ 2,830,350

Note 5 – Uncompleted Contracts

Costs, estimated earnings, and billings on uncompleted contracts at December 31 are summarized as follows:

	2025	2024
	(In thousands)	
Costs incurred on uncompleted contracts	**$ 1,570,937**	$ 1,300,669
Estimated earnings	**261,986**	222,368
Estimated revenue on uncompleted contracts	**1,832,923**	1,523,037
Less billings to date	**(1,789,168)**	(1,533,880)
Net contract asset (liability)	**$ 43,755**	$ (10,843)

The timing of invoicing to customers does not necessarily correlate with the timing of revenues being recognized under the cost-to-cost method of accounting. Contracts from contracting services are billed as work progresses in accordance with agreed upon contractual terms. Generally, billing to the customer occurs contemporaneous to revenue recognition. A variance in timing of the billings may result in a contract asset or a contract liability. A contract asset occurs when revenues are recognized under the cost-to-cost measure of progress, which exceeds amounts billed on uncompleted contracts. Such amounts will be billed as standard contract terms allow, usually based on various measures of performance or achievement. A contract liability occurs when there are billings in excess of revenues recognized under the cost-to-cost measure of progress on uncompleted contracts. Contract liabilities decrease as revenue is recognized from the satisfaction of the related performance obligation.

Such amounts are included in the accompanying Consolidated Balance Sheets at December 31 under the following captions:

	2025	2024	Change
		(In thousands)	
Contract assets[1]	$ 77,528	$ 31,283	$ 46,245
Contract liabilities[1]	(33,773)	(42,126)	8,353
Net contract asset (liability)	$ 43,755	$ (10,843)	$ 54,598

1 Following the issuance of the FASB Staff Educational Paper on Topic 606: Presentation and Disclosure of Retainage for Construction Contractors, we have reclassed retention receivables on a contract-by-contract basis from accounts receivable to contract assets and liabilities. The change in presentation was on a prospective basis beginning with balances as of December 31, 2025.

	2024	2023	Change
		(In thousands)	
Contract assets	$ 31,283	$ 27,293	$ 3,990
Contract liabilities	(42,126)	(51,376)	9,250
Net contract asset (liability)	$ (10,843)	$ (24,083)	$ 13,240

We recognized $41.2 million and $50.6 million in revenue for the years ended December 31, 2025 and 2024, respectively, which was previously included in contract liabilities at December 31, 2024 and 2023, respectively.

We recognized a net increase in revenues of approximately $28.5 million and $32.6 million for the years ended December 31, 2025 and 2024, respectively, from performance obligations satisfied in prior periods.

Remaining performance obligations

The remaining performance obligations, also referred to as backlog, include unrecognized revenues that we reasonably expect to be realized. These unrecognized revenues can include: projects that have a written award, a letter of intent, a notice to proceed, an agreed upon work order to perform work on mutually accepted terms and conditions and change orders or claims to the extent management believes additional contract revenues will be earned and are deemed probable of collection. The majority of our contracts for contracting services have an original duration of less than one year.

At December 31, 2025, our remaining performance obligations were $1.0 billion. We expect to recognize the following revenue amounts in future periods related to these remaining performance obligations: $768.8 million within the next 12 months; $170.8 million within the next 13 to 24 months; and $92.5 million thereafter.

Note 6 – Property, Plant and Equipment

Property, plant and equipment at December 31 was as follows:

	2025	2024	Depreciable Lives
		(In thousands)	
Land	**$ 229,551**	$ 175,313	—
Aggregate reserves	**847,472**	624,280	*
Buildings and improvements	**291,893**	241,129	15-30
Machinery, vehicles and equipment	**2,050,249**	1,721,427	3-30
Construction in progress	**90,073**	43,535	—
Less: accumulated depreciation and depletion	**1,480,305**	1,363,984	
Net property, plant and equipment	**$ 2,028,933**	$ 1,441,700	

* Depleted on the units-of-production method based on proven and probable aggregate reserves.

Total depreciation and depletion expense was $175.5 million, $132.2 million and $119.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 7 – Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill were as follows:

	Balance at January 1, 2025	Goodwill Acquired During the Year	Measurement Period Adjustments	Balance at December 31, 2025
	(In thousands)			
West	$ 123,674	$ 11,904	$ 1,997	$ 137,575
Mountain	26,816	—	—	26,816
Central	115,322	212,962	(4,381)	323,903
Energy Services	31,413	—	(39)	31,374
Total	$ 297,225	$ 224,866	$ (2,423)	$ 519,668

	Balance at January 1, 2024	Goodwill Acquired During the Year	Measurement Period Adjustments	Balance at December 31, 2024
	(In thousands)			
West	$ 123,599	$ 75	$ —	$ 123,674
Mountain	26,816	—	—	26,816
Central	114,587	735	—	115,322
Energy Services	9,476	21,937	—	31,413
Total	$ 274,478	$ 22,747	$ —	$ 297,225

Other amortizable intangible assets at December 31, were as follows:

	Average Useful Life In Years	2025	2024
		(In thousands)	
Customer relationships	1-9	**$ 34,699**	$ 30,703
Less accumulated amortization		**15,789**	11,060
		18,910	19,643
Noncompete agreements	1-4	**3,107**	3,950
Less accumulated amortization		**2,904**	3,524
		203	426
Tradename	9	**7,470**	7,470
Less accumulated amortization		**871**	124
		6,599	7,346
Backlog	1-2	**10,395**	390
Less accumulated amortization		**9,052**	22
		1,343	368
Other	10-15	**5,968**	3,310
Less accumulated amortization		**343**	1,679
		5,625	1,631
Total		**$ 32,680**	$ 29,414

The previous tables include goodwill and intangible assets associated with the business combinations completed during 2025 and 2024. For acquisitions in 2025, the weighted average useful life for customer relationships was two years and other intangible assets was four years. For acquisitions in 2024, the weighted average useful life for

customer relationships was ten years, noncompete agreements was three years, tradename was ten years and other intangible assets was 11 years. For more information related to these business combinations, see Note 3.

Amortization expense for amortizable intangible assets for the years ended December 31, 2025, 2024 and 2023, was $14.8 million, $2.5 million and $2.6 million, respectively. Estimated amortization expense for identifiable intangible assets as of December 31, 2025, was:

	2026	2027	2028	2029	2030	Thereafter
	(In thousands)					
Amortization expense	$6,587	$5,336	$4,071	$3,466	$2,676	$10,544

Note 8 – Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value guidance establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The estimated fair values of the assets and liabilities measured on a recurring basis are determined using the market approach.

Financial Instruments Measured at Fair Value on a Recurring Basis

We measure our investments in certain fixed-income and equity securities at fair value with changes in fair value recognized in income. We anticipate using these investments, which consist of insurance contracts, to satisfy our obligations under our unfunded, nonqualified defined benefit and defined contribution plans for our executive officers and certain key management employees, and invest in these fixed-income and equity securities for the purpose of earning investment returns and capital appreciation. These investments, which totaled $34.0 million and $28.4 million as of December 31, 2025 and 2024, respectively, are classified as investments on the Consolidated Balance Sheets. The net unrealized gains on these investments for the years ended December 31, 2025, 2024, and 2023 were $2.9 million, $2.9 million, and $1.9 million, respectively. The change in fair value, which is considered part of the cost of the plan, is classified in other income on the Consolidated Statements of Operations.

Our assets measured at fair value on a recurring basis were as follows:

	Fair Value Measurements at December 31, 2025, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2025
	(In thousands)			
Assets:				
Money market funds	$ —	$ 2,775	$ —	$ 2,775
Insurance contracts	—	33,982	—	33,982
Total assets measured at fair value	$ —	$ 36,757	$ —	$ 36,757

	Fair Value Measurements at December 31, 2024, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2024
	(In thousands)			
Assets:				
Money market funds	$ —	$ 4,082	$ —	$ 4,082
Insurance contracts	—	28,377	—	28,377
Total assets measured at fair value	$ —	$ 32,459	$ —	$ 32,459

Our Level 2 money market funds are valued at the net asset value of shares held at the end of the period, based on published market quotations on active markets, or using other known sources including pricing from outside sources. The estimated fair value of the Level 2 insurance contracts are based on contractual cash surrender values that are determined primarily by investments in managed separate accounts of the insurer. These amounts approximate fair value. The managed separate accounts are valued based on other observable inputs or corroborated market data.

We believe the methods used to estimate fair value are consistent with those used by other market participants. The use of other methods or assumptions could result in a different estimate of fair value.

Nonfinancial Instruments Measured at Fair Value on a Nonrecurring Basis

We apply the provisions of the fair value measurement standard to our nonrecurring, non-financial measurements, including long-lived asset impairments. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances. We review the carrying value of our long-lived assets, excluding goodwill, whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable.

The assets and liabilities of the acquisitions that occurred during 2025 and 2024 were calculated using a market or cost approach. The fair value of some of the assets was determined based on Level 3 inputs including estimated future cash flows, discount rates, growth rates and sales projections, all of which require significant management judgment. For more information on these Level 2 and Level 3 fair value measurements, see Note 3.

Our long-term debt is not measured at fair value on the Consolidated Balance Sheets and the fair value is being provided for disclosure purposes only. The fair value was categorized as Level 2 in the fair value hierarchy and was based on discounted cash flows using current market interest rates. The estimated fair value of our Level 2 long-term debt was as follows:

	December 31, 2025	December 31, 2024
	(In thousands)	
Carrying amount	**$ 1,181,142**	$ 689,950
Fair value	**$ 1,202,247**	$ 707,853

The carrying amounts of our remaining financial instruments included in current assets and current liabilities approximate their fair values.

Note 9 – Debt

Certain debt instruments of ours contain restrictive and financial covenants and cross-default provisions. In order to borrow under the debt instruments, we must be in compliance with the applicable covenants and certain other conditions, all of which management believes we, as applicable, were in compliance with at December 31, 2025. In the event we do not comply with the applicable covenants and other conditions, alternative sources of funding may need to be pursued.

Long-term Debt Outstanding Long-term debt outstanding was as follows:

	Weighted Average Interest Rate at December 31, 2025	December 31, 2025	December 31, 2024
		(In thousands)	
Term loan A agreement due on March 7, 2030	5.42 %	**$ 259,725**	$ 264,688
Term loan B agreement due on March 8, 2032	5.74 %	**496,250**	—
Senior notes due on May 1, 2031	7.75 %	**425,000**	425,000
Other notes due on January 1, 2061	— %	**167**	262
Less unamortized debt issuance costs		**15,604**	12,564
Total long-term debt		**1,165,538**	677,386
Less current maturities		**11,708**	10,475
Net long-term debt		**$ 1,153,830**	$ 666,911

Term Loan and Revolving Credit Facility

On March 7, 2025, we entered into an amendment to the senior secured credit agreement to, among other things, increase our revolving credit facility from $350.0 million to $500.0 million and extend the maturity to March 7, 2030, refinance the existing $275.0 million Term Loan A to extend the maturity to March 7, 2030, and provide for a new Term Loan B in an aggregate principal amount of $500.0 million with a maturity of March 8, 2032. The Term Loan B was funded on March 7, 2025. Each facility has a SOFR-based interest rate. The Term Loan A has a mandatory annual amortization of 2.50 percent for years one and two, 5.00 percent for years three and four, and 7.50 percent in the fifth year. The Term Loan B has a mandatory annual amortization of $5.0 million. The agreement contains customary covenants and provisions, including a covenant of Knife River not to permit, at any time, the ratio of total debt to trailing-twelve-month EBITDA to be greater than 4.75 to 1.00. The covenants also include restrictions on the sale of certain assets, loans and investments.

Schedule of Debt Maturities Long-term debt maturities, which excludes unamortized debt issuance costs, at December 31, 2025, were as follows:

	2026	2027	2028	2029	2030	Thereafter
			(In thousands)			
Long-term debt maturities	$ 11,708	$ 16,657	$ 18,234	$ 23,197	$ 215,096	$ 896,250

Note 10 – Leases

Most of the leases we enter into are for equipment, buildings and vehicles as part of our ongoing operations. We determine if an arrangement contains a lease at inception of a contract and account for all leases in accordance with ASC 842 - *Leases*.

Lessee accounting

The leases we have entered into as part of our ongoing operations are considered operating leases and are recognized on the Consolidated Balance Sheets as operating lease right-of-use assets, current operating lease liabilities and noncurrent operating lease liabilities. The corresponding lease costs are included in cost of revenue and selling, general and administrative expenses on the Consolidated Statements of Operations.

Generally, the leases for vehicles and equipment have a term of five years or less and buildings have a longer term of up to 35 years or more. To date, we do not have any residual value guarantee amounts probable of being owed to a lessor, financing leases or material agreements with related parties.

The following tables provide information on operating leases at and for the years ended December 31:

	2025	2024	2023
		(In thousands)	
Lease costs:			
Operating lease cost	**$ 18,568**	$ 18,844	$ 18,199
Variable lease cost	**221**	337	383
Short-term lease cost	**52,705**	56,373	53,987
Total lease costs	**$ 71,494**	$ 75,554	$ 72,569

	2025	2024
	(Dollars in thousands)	
Weighted average remaining lease term	**2.15 years**	1.95 years
Weighted average discount rate	**5.81 %**	5.65 %
Cash paid for amounts included in the measurement of lease liabilities	**$ 18,568**	$ 18,844

The reconciliation of future undiscounted cash flows to operating lease liabilities presented on the Consolidated Balance Sheet at December 31, 2025, was as follows (in thousands):

2026	$ 17,508
2027	14,022
2028	10,252
2029	6,351
2030	3,342
Thereafter	9,425
Total	60,900
Less discount	8,311
Total operating lease liabilities	$ 52,589

Note 11 – Asset Retirement Obligations

We have asset retirement obligations, which are liabilities associated with our legally required obligations to reclaim owned and leased aggregate properties, asphalt plant sites, ready-mix plant sites and other properties. For the years ended December 31, 2025 and 2024, the current portion of our liability, which is included in other accrued liabilities, was $14.2 million and $7.1 million, respectively. The noncurrent amount, which is included in other liabilities, was $64.6 million and $52.3 million, respectively. Total accretion and depreciation expenses for the years ended December 31, 2025, 2024 and 2023, were $9.9 million, $3.4 million and $2.6 million, respectively, and are included in cost of revenue on the Consolidated Statements of Operations. A reconciliation of our liability for the years ended December 31 was as follows:

	2025	2024
	(In thousands)	
Balance at beginning of year	**$ 59,430**	$ 41,782
Revisions in estimated cash flows	**634**	12,929
Liabilities incurred	**17,354**	3,509
Liabilities settled	**(2,113)**	(999)
Accretion expense	**3,465**	2,209
Balance at end of year	**$ 78,770**	$ 59,430

Note 12 – Stock-Based Compensation

Periods Prior to the Separation

Prior to the Separation, certain key employees participated in stock-based compensation plans sponsored by MDU Resources. Under these plans, employees were granted time-vested restricted stock units and performance share awards. The shares vest over three years, contingent on continued employment. As previously discussed in Note 2, the outstanding restricted stock units and performance share awards granted to our employees were converted to restricted stock units of Knife River at the time of the Separation.

Prior to the Separation, stock-based compensation expense in the Consolidated Statements of Operations is representative of those employees of Knife River. Additionally, stock-based compensation expense was allocated to Knife River for corporate employees of MDU Resources. This stock-based compensation expense was allocated using a proportional cost allocation method and is included as a component of corporate allocations for periods prior to the Separation. The amounts presented for the periods prior to the Separation are not necessarily indicative of future awards and do not necessarily reflect the costs that we would have incurred as an independent company.

Periods Post Separation

At the time of the Separation, each outstanding MDU Resources' time-vested restricted stock unit and performance share award held by a Knife River employee was converted into Knife River time-vested restricted stock units. The conversion of the stock and the fair value of the awards was determined using the policies described in Note 2. As a result of the award modification, we incurred $185,000 of incremental stock-based compensation expense, recognizing $44,000, $53,000, and $88,000 during the years ended December 31, 2025, 2024 and 2023, respectively. There was no incremental compensation expense incurred related to the performance share awards.

Effective June 1, 2023, we established a stock-based compensation plan under which we are currently authorized to grant 2.5 million restricted stock units and other stock awards. Under our stock-based compensation plan, we have both restricted stock units and performance stock units. The performance stock units are tied to either a company specific performance metric or total stockholder return of the company as compared to its peers. Additional information on the stock units follows.

As of December 31, 2025, there were 2.2 million shares available to grant under this plan. Shares are either purchased on the open market or new shares of common stock are issued to satisfy the vesting of stock-based awards.

Restricted Stock Units

During the year ended December 31, 2025, we granted 53,726 restricted stock units to certain executive officers, employees and members of our board of directors. The restricted stock units generally vest over three years, contingent on continued employment for employees, and over one year for our board of directors. We use the straight-line amortization method to recognize compensation expense related to restricted stock units, which only has a service condition. The fair value of all restricted stock units is based on the market value of our stock on the date of grant.

The weighted average grant-date fair value per share for the restricted stock units granted in 2025, 2024 and 2023 was $94.06, $73.02 and $39.57, respectively. The total fair value of restricted stock units that vested during the years ended December 31, 2025, 2024 and 2023, was $7.2 million, $2.5 million and $2.0 million, respectively.

Performance Stock Units

During the year ended December 31, 2025, we granted 76,658 performance stock units to certain executive officers and employees. The performance stock units vest over three years, contingent on continued employment for employees, and are tied to either a market condition or performance metric. We recognize compensation expense related to performance stock units with performance-based metrics on a straight-line basis over the requisite service period.

Under the performance metric for these performance stock units, participants may earn from zero to 200 percent of the apportioned target grant of shares. The performance metric is based on adjusted EBITDA margin growth. The weighted average grant-date fair value per share granted in 2025 and 2024 was $93.24 and $72.14, respectively.

Under the market condition for these performance stock units, participants may earn from zero to 200 percent of the apportioned target grant of performance stock units based on our total stockholder return relative to that of the selected peer group. Compensation expense was based on the grant-date fair value as determined by Monte Carlo simulation. The blended volatility term structure ranges are comprised of 50 percent historical volatility and 50 percent implied volatility. Risk-free interest rates were based on U.S. Treasury security rates in effect as of the grant date.

Assumptions used for grants applicable to the market condition for shares granted were:

	2025	2024
Weighted average grant date fair value	$130.59	$99.83
Weighted average volatility	43.86 %	37.83 %
Weighted average risk-free interest rate	4.01 %	4.62 %

Consolidated Stock-Based Compensation

The following table summarizes stock-based compensation expense recorded in selling, general and administrative expense on the Consolidated Statements of Operations:

Years ended December 31,	2025	2024	2023
		(In thousands)	
Restricted stock units	$ 5,715	$ 4,384	$ 2,921
Performance stock units	5,679	2,915	—
Tax benefit associated with stock-based compensation	2,780	2,933	1,219

As of December 31, 2025, total remaining unrecognized compensation expense related to stock-based compensation was approximately $13.0 million (before income taxes), which will be amortized over a weighted average period of 1.6 years.

For the year ended December 31, 2025, the following summarizes the activity of the performance stock units and restricted stock units.

	Performance Stock Units		Restricted Stock Units	
	Number of Shares	Weighted Average Grant-Date Fair Value	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested at the beginning of period	101,688	$ 85.99	222,420	$ 49.82
Granted	76,658	111.91	53,726	94.06
Vested shares	—	—	(167,863)	42.70
Nonvested at end of period	178,346	$ 97.13	108,283	$ 82.79

Note 13 – Accumulated Other Comprehensive Loss

The after-tax changes in the components of accumulated other comprehensive loss were as follows:

	Net Unrealized Loss on Derivative Instruments Qualifying as Hedges	Postretirement Liability Adjustment	Total Accumulated Other Comprehensive Loss
		(In thousands)	
At December 31, 2023	$ —	$ (11,319)	$ (11,319)
Other comprehensive income before reclassifications	—	1,709	1,709
Amounts reclassified from accumulated other comprehensive loss	—	308	308
Net current-period other comprehensive income	—	2,017	2,017
At December 31, 2024	—	(9,302)	(9,302)
Other comprehensive loss before reclassifications	—	(1,209)	(1,209)
Amounts reclassified from accumulated other comprehensive loss	—	249	249
Net current-period other comprehensive loss	—	(960)	(960)
At December 31, 2025	**$ —**	**$ (10,262)**	**$ (10,262)**

The following amounts were reclassified out of accumulated other comprehensive loss into net income. The amounts presented in parentheses indicate a decrease to net income on the Consolidated Statements of Operations. The reclassifications for the years ended December 31 were as follows:

	2025	2024	2023	Location on Consolidated Statements of Operations
		(In thousands)		
Reclassification adjustment for loss on derivative instruments included in net income	**$ —**	$ —	$ (118)	Interest expense
	—	—	28	Income taxes
	—	—	(90)	
Amortization of postretirement liability losses included in net periodic benefit cost	**(334)**	(411)	(256)	Other income
	85	103	64	Income taxes
	(249)	(308)	(192)	
Total reclassifications	**$ (249)**	$ (308)	$ (282)	

Note 14 – Cash Flow Information

Cash expenditures for interest and income taxes for the years ended December 31 were as follows:

	2025	2024	2023
		(In thousands)	
Interest paid, net	**$ 78,780**	$ 56,916	$ 54,925
Income taxes paid, net	**$ 41,765**	$ 62,181	$ 76,689

Noncash investing and financing transactions at December 31 were as follows:

	2025	2024	2023
		(In thousands)	
Property, plant and equipment additions in accounts payable	**$ 25,840**	$ 22,167	$ 12,672
Right-of-use assets obtained in exchange for new operating lease liabilities	**$ 15,811**	$ 20,777	$ 14,967
Equity contribution from Centennial related to the Separation	**$ —**	$ —	$ 64,724
Equity contribution to MDU Resources for asset/liability transfers related to the Separation	**$ —**	$ —	$ (1,537)
MDU Resources' stock issued in connection with a business combination	**$ —**	$ —	$ 383
Accrual for holdback payment related to a business combination	**$ 5,686**	$ —	$ —

Note 15 – Business Segment Data

In January 2025, we made a change to our organizational structure to better align with our business strategy. We reorganized our business segments to reflect changes in the way our chief operating decision maker evaluates performance, makes operating decisions and allocates resources. Our former Pacific and Northwest operating segments were combined to form the new West operating segment. Our former North Central and South operating segments were combined to form the new Central operating segment. The reorganization resulted in four operating segments: West, Mountain, Central and Energy Services, each of which is also a reportable segment. Each segment's performance is evaluated based on segment results without allocating corporate expenses, which include corporate costs associated with accounting, legal, treasury, business development, information technology, human resources, and other corporate expenses that support the operating segments.

Three of our reportable segments are aligned by key geographic areas due to the production of construction materials and related contracting services and one is based on product line. Each segment is led by a segment manager who reports to our chief operating officer, who is also our chief operating decision maker, along with the chief executive officer. Our chief operating decision maker uses EBITDA to evaluate the performance of the segments, perform analytical comparisons to budget and uses historical and projected EBITDA to allocate resources, including capital allocations.

Each geographic segment offers a vertically integrated suite of products and services, including aggregates, ready-mix concrete, asphalt and contracting services, while the Energy Services segment produces and supplies liquid asphalt, primarily for use in asphalt road construction, and is a supplier to some of the other segments. Each geographic segment mines, processes and sells construction aggregates (crushed stone and sand and gravel); produces and sells asphalt; and produces and sells ready-mix concrete as well as vertically integrating its contracting services to support the aggregate-based product lines including heavy-civil construction, asphalt and concrete paving, and site development and grading. Although not common to all locations, the geographic segments also sell cement, merchandise and other building materials and related services.

Corporate Services represents the unallocated costs of certain corporate functions, such as accounting, legal, treasury, business development, information technology, human resources and other corporate expenses that support the operating segments. Corporate Services also includes an immaterial amount of external revenue from the Knife River Training Center. We account for intersegment sales and transfers as if the sales or transfers were to third parties. The accounting policies applicable to each segment are consistent with those used in the audited consolidated financial statements.

The information below follows the same accounting policies as described in Note 2. Prior periods presented have been recast to conform to the current reportable segment presentation. Information on our segments as of December 31, and for the years then ended was as follows:

For the year ended December 31, 2025	West	Mountain	Central	Energy Services	Total
Revenues from external customers	$1,208,713	$ 643,842	$1,004,554	$ 288,279	$ 3,145,388
Intersegment revenues	1,329	198	274	49,758	51,559
Total segment revenue	1,210,042	644,040	1,004,828	338,037	3,196,947
Other revenues[1]					1,343
Less: Elimination of intersegment revenue					52,278
Total consolidated revenue					$ 3,146,012
Cost of revenue excluding depreciation, depletion and amortization	890,176	512,618	774,540	267,702	
Selling, general and administrative expenses excluding depreciation, depletion and amortization	88,346	32,089	71,194	15,577	
Other segment items[2]	2,591	242	534	132	
Total segment EBITDA	$ 234,111	$ 99,575	$ 159,628	$ 54,890	$ 548,204
Consolidated income before income taxes					$ 213,210
Plus:					
Depreciation, depletion and amortization					193,740
Interest expense, net[3]					77,366
Less unallocated amounts:					
Other corporate revenue					623
Other corporate expenses					(64,511)
Total segment EBITDA					$ 548,204
Capital Expenditures	$ 187,208	$ 44,011	$ 111,252	$ 9,596	$ 352,067
Assets	$1,516,719	$ 384,868	$1,394,257	$ 241,522	$ 3,537,366
Other assets					5,463,594
Elimination of intercompany receivables and investment in subsidiaries					5,350,847
Total consolidated assets					$ 3,650,113

1 Other revenues is comprised of revenue included within our corporate services.
2 Other segment items is comprised of other income (expense) items on the income statement.
3 Interest expense, net is interest expense net of interest income.

Year ended December 31, 2024	West	Mountain	Central	Energy Services	Total
Revenues from external customers	$1,182,959	$ 662,892	$ 817,872	$ 234,652	$ 2,898,375
Intersegment revenues	2,381	173	193	41,041	43,788
Total segment revenue	1,185,340	663,065	818,065	275,693	2,942,163
Other revenues[1]					1,149
Elimination of intersegment revenue					44,307
Total consolidated revenue					$ 2,899,005
Cost of revenue excluding depreciation, depletion and amortization	889,626	516,292	630,499	205,423	
Selling, general and administrative expenses excluding depreciation, depletion and amortization	84,714	33,377	56,459	10,208	
Other segment items[2]	(1,331)	108	502	104	
Total segment EBITDA	$ 209,669	$ 113,504	$ 131,609	$ 60,166	$ 514,948
Consolidated income before income taxes					$ 270,994
Plus:					
Depreciation, depletion and amortization					136,871
Interest expense, net[3]					46,409
Less unallocated amounts:					
Other corporate revenue					630
Other corporate expenses					(61,304)
Total segment EBITDA					$ 514,948
Capital Expenditures	$ 91,412	$ 48,322	$ 55,365	$ 117,730	$ 312,829
Assets	$1,276,458	$ 355,078	$ 706,795	$ 252,130	$ 2,590,461
Other assets					4,560,924
Elimination of intercompany receivables and investment in subsidiaries					4,300,183
Total consolidated assets					$ 2,851,202

1 Other revenues is comprised of revenue included within our corporate services.
2 Other segment items is comprised of other income (expense) items on the income statement.
3 Interest expense, net is interest expense net of interest income.

Year ended December 31, 2023	West	Mountain	Central	Energy Services	Total
Revenues from external customers	$1,125,843	$ 633,617	$ 824,908	$ 245,186	$2,829,554
Intersegment revenues	2,445	409	49	47,168	50,071
Total segment revenue	1,128,288	634,026	824,957	292,354	2,879,625
Other revenues[1]					1,267
Elimination of intersegment revenue					50,542
Total consolidated revenue					$2,830,350
Cost of revenue excluding depreciation, depletion and amortization	860,254	500,677	657,586	204,463	
Selling, general and administrative expenses excluding depreciation, depletion and amortization	89,496	30,264	51,049	9,809	
Other segment items[2]	(1,234)	57	331	42	
Total segment EBITDA	$ 177,304	$ 103,142	$ 116,653	$ 78,124	$ 475,223
Consolidated income before income taxes					$ 245,308
Plus:					
Depreciation, depletion and amortization					123,805
Interest expense, net[3]					52,891
Less unallocated amounts:					
Other corporate revenues					796
Other corporate expenses					(54,015)
Total segment EBITDA					$ 475,223
Capital Expenditures	$ 53,165	$ 25,506	$ 39,302	$ 4,099	$ 122,072
Assets	$1,214,460	$ 315,661	$ 663,134	$ 128,383	$2,321,638
Other assets					4,049,800
Elimination of intercompany receivables and investment in subsidiaries					3,771,625
Total consolidated assets					$2,599,813

1 Other revenues is comprised of revenue included within our corporate services.
2 Other segment items is comprised of other income (expense) items on the income statement.
3 Interest expense, net is interest expense net of interest income.

Note 16 – Income Taxes

Income tax expense on the Consolidated Statements of Operations for the years ended December 31 was as follows:

	2025	2024	2023
		(In thousands)	
Current:			
Federal	**$ 21,690**	$ 51,899	$ 45,746
State	**8,955**	17,767	18,296
	30,645	69,666	64,042
Deferred:			
Income taxes:			
Federal	**19,032**	(1,082)	263
State	**6,459**	732	(1,869)
	25,491	(350)	(1,606)
Total income tax expense	**$ 56,136**	$ 69,316	$ 62,436

Components of deferred tax assets and deferred tax liabilities at December 31 were as follows:

	2025	2024
	(In thousands)	
Deferred tax assets:		
Deferred compensation/compensation related	**$ 20,750**	$ 23,751
Asset retirement obligations	**20,506**	15,420
Operating lease liabilities	**13,317**	12,725
Accrued pension costs	**9,958**	9,528
Capitalized inventory overheads	**9,951**	8,359
Net operating loss	**3,318**	5,528
Section 174 costs	**—**	4,051
Other	**7,053**	4,645
Total deferred tax assets	**$ 84,853**	$ 84,007

	2025	2024
	(In thousands)	
Deferred tax liabilities:		
Basis differences on property, plant and equipment	**$ 317,809**	$ 209,488
Intangible assets	**17,347**	13,574
Operating lease right-of-use-assets	**13,317**	12,725
Other	**21,269**	17,419
Total deferred tax liabilities	**369,742**	253,206
Valuation allowance	**3,028**	5,528
Net deferred income tax liability	**$ (287,917)**	$ (174,727)

As of December 31, 2025 and 2024, we had various state income tax net operating loss carryforwards of $62.5 million and $98.6 million, respectively. The state income tax net operating loss carryforwards are due to

expire between 2026 and 2044. Changes in tax regulations or assumptions regarding current and future taxable income could require additional valuation allowances in the future.

The following table reconciles the change in the net deferred income tax liability from December 31, 2024, to December 31, 2025, to deferred income tax expense:

	2025	2024
	(In thousands)	
Change in net deferred income tax liability from the preceding table	**$ 113,190**	$ 185
Deferred taxes established due to acquisition	**(88,031)**	—
Deferred taxes associated with other comprehensive loss	**332**	(670)
Other	**—**	135
Deferred income tax expense for the period	**$ 25,491**	$ (350)

Total income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The reasons for this difference were as follows:

Years ended December 31,	2025		2024		2023	
	Amount	%	Amount	%	Amount	%
			(Dollars in thousands)			
Computed tax at federal statutory rate	**$ 44,770**	**21.0**	$ 56,909	21.0	$ 51,515	21.0
Increases (reductions) resulting from:						
State income taxes, net of federal income tax*	**12,189**	**5.7**	14,559	5.4	12,977	5.3
Depletion allowance	**(2,359)**	**(1.1)**	(2,767)	(1.0)	(2,808)	(1.1)
Nondeductible expenses	**2,041**	**1.0**	1,258	0.5	2,299	0.9
Tax credits	**(549)**	**(0.3)**	(720)	(0.3)	(1,722)	(0.7)
Unrecognized tax benefits	**44**	**—**	77	—	175	0.1
Total income tax expense	**$ 56,136**	**26.3**	$ 69,316	25.6	$ 62,436	25.5

* State taxes in Oregon and California for 2025; and Oregon, Minnesota, and California for 2024 and 2023 constitute the majority (greater than 50%) of the tax effect within this category.

The following table provides cash taxes paid (net of refunds) for the year end December 31 were as follows:

Jurisdiction	2025	2024
	(In thousands)	
Federal	**$ 26,500**	$ 40,736
Oregon	**6,350**	7,229
Minnesota	**1,300**	4,396
Other States/Cities	**7,615**	9,820
Total	**$ 41,765**	$ 62,181

Knife River and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. We are no longer subject to U.S. federal or non-U.S. income tax examinations by tax authorities for years ending prior to 2022. With few exceptions, as of December 31, 2025, we are no longer subject to state and local income tax examinations by tax authorities for years ending prior to 2022.

Total reserves for uncertain tax positions were not material. We recognize interest and penalties accrued relative to unrecognized tax benefits in income tax expense.

Note 17 – Employee Benefit Plans

Pension and other postretirement benefit plans

We participate in self-sponsored qualified defined benefit pension plans which are accounted for as single-employer plans and are reflected in our audited consolidated financial statements. We use a measurement date of December 31 for all our pension and postretirement benefit plans. Prior to 2010, defined benefit pension plan benefits and accruals for the nonunion plan were frozen and on June 30, 2015, the remaining union plan was frozen. These employees were eligible to receive additional defined contribution plan benefits.

Prior to the Separation, we participated in a multiple-employer postretirement benefit plan sponsored by MDU Resources. In connection with the Separation, we assumed all the obligations and liabilities of our employees in that plan, along with all MDU Resources employees that transferred to Knife River as a result of the Separation. Subsequent to the Separation, the postretirement benefit plans in which we participate are single employer plans. Employees hired after December 31, 2010 are not eligible for retiree medical benefits. Effective January 1, 2011, eligibility to receive retiree medical benefits was modified such that eligible employees who attained age 55 with 10 years of continuous, full-time service by December 31, 2010, will have an option to select one of two retiree medical insurance benefits. All other eligible employees must meet the new eligibility criteria of age 60 and 10 years of continuous, full-time service at the time they retire. These employees will be eligible for a company funded retiree reimbursement account. Employees hired after December 31, 2014 are not eligible for retiree medical benefits.

In 2012, we modified health care coverage for certain retirees. Effective January 1, 2013, post-65 coverage was replaced by a fixed-dollar subsidy for retirees and spouses to be used to purchase individual insurance through a healthcare exchange.

Changes in benefit obligation and plan assets and amounts recognized in the Consolidated Balance Sheets at December 31, were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2025	**2024**	**2025**	**2024**
	(In thousands)			
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 30,720**	$ 33,380	**$ 14,055**	$ 14,759
Service cost	**—**	—	**364**	372
Interest cost	**1,583**	1,542	**745**	697
Actuarial (gain) loss	**583**	(1,549)	**1,628**	(1,221)
Benefits paid	**(2,559)**	(2,653)	**(570)**	(552)
Benefit obligation at end of year	**30,327**	30,720	**16,222**	14,055
Change in net plan assets:				
Fair value of plan assets at beginning of year	**30,375**	30,187	**—**	—
Actual return on plan assets	**2,564**	741	**—**	—
Employer contribution	**—**	2,100	**570**	552
Benefits paid	**(2,559)**	(2,653)	**(570)**	(552)
Fair value of net plan assets at end of year	**30,380**	30,375	**—**	—
Funded status - over (under)	**$ 53**	$ (345)	**$ (16,222)**	$ (14,055)
Amounts recognized in the Consolidated Balance Sheets at December 31:				
Other accrued assets	**$ 533**	$ 140	**$ —**	$ —
Other accrued liabilities	**—**	—	**795**	702
Noncurrent liabilities - other	**480**	485	**15,427**	13,353
Benefit obligation assets (liabilities) - net	**$ 53**	$ (345)	**$ (16,222)**	$ (14,055)
Amounts recognized in accumulated other comprehensive loss consist of:				
Actuarial (gain) loss	**$ 15,995**	$ 16,742	**$ (1,815)**	$ (3,663)
Prior service credit	**—**	—	**—**	—
Total	**$ 15,995**	$ 16,742	**$ (1,815)**	$ (3,663)

Employer contributions and benefits paid in the preceding table include only those amounts contributed directly to, or paid directly from, plan assets.

In 2025, the actuarial losses recognized in the pension and other postretirement benefit obligations was largely the combination of losses resulting from decreased discount rates, offset in part by higher asset gains. In 2024, the actuarial gains recognized in the pension and other postretirement benefit obligations was primarily the result of an increase in the discount rate. For more information on the discount rates, see the table below. Unrecognized pension actuarial gains and losses in excess of 10 percent of the greater of the projected benefit obligation or the market-related value of assets are amortized over the average life expectancy of plan participants for frozen plans. The market-related value of assets is determined using a 5 year average of assets.

The pension plans all have plan assets in excess of accumulated benefit obligations. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for these plans at December 31, were as follows:

	2025	2024
	(In thousands)	
Projected benefit obligation	**$ 30,327**	$ 30,720
Accumulated benefit obligation	**$ 30,327**	$ 30,720
Fair value of plan assets	**$ 30,380**	$ 30,375

The components of net periodic benefit cost, other than the service cost component, are included in other income (expense) on the Consolidated Statements of Operations. Prior service credit is amortized on a straight-line basis over the average remaining service period of active participants. The components related to our pension and other postretirement benefit plans for the years ended December 31, were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2025	2024	2023	2025	2024	2023
	(In thousands)					
Components of net periodic benefit cost:						
Service cost	**$ —**	$ —	$ —	**$ 364**	$ 372	$ 361
Interest cost	**1,583**	1,542	1,633	**745**	697	721
Expected return on assets	**(1,788)**	(1,812)	(1,800)	**—**	—	11
Amortization of prior service credit	**—**	—	—	**—**	(30)	(79)
Amortization of actuarial gain (loss)	**554**	559	510	**(220)**	(118)	(175)
Net periodic benefit cost	**349**	289	343	**889**	921	839
Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive loss:						
Net (gain) loss	**(193)**	(479)	(797)	**1,628**	(1,221)	(678)
Amortization of actuarial gain (loss)	**(554)**	(559)	(510)	**220**	118	175
Amortization of prior service credit	**—**	—	—	**—**	30	79
Total recognized in accumulated other comprehensive loss	**(747)**	(1,038)	(1,307)	**1,848**	(1,073)	(424)
Total recognized in net periodic benefit cost and accumulated other comprehensive loss	**$ (398)**	$ (749)	$ (964)	**$ 2,737**	$ (152)	$ 415

Weighted average assumptions used to determine benefit obligations at December 31, were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2025	2024	2025	2024
Discount rate	**5.21%**	5.40%	**5.32%**	5.44%
Expected return on plan assets	**6.00%**	6.00%	**—%**	—%
Rate of compensation increase	**N/A**	N/A	**3.50%**	4.00%

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2025	2024	2025	2024
Discount rate	**5.40%**	4.83%	**5.44%**	4.84%
Expected return on plan assets	**6.00%**	6.50%	**—%**	—%
Rate of compensation increase	**N/A**	N/A	**4.00%**	4.00%

The expected rate of return on pension plan assets is based on a targeted asset allocation range determined by the funded ratio of the plan. As of December 31, 2025, the expected rate of return on pension plan assets is based on the targeted asset allocation range of 30 percent to 40 percent equity securities and 60 percent to 70 percent fixed-income securities and the expected rate of return from these asset categories.

Health care rate assumptions for our other postretirement benefit plans as of December 31, were as follows:

	2025	2024
Health care trend rate assumed for next year	**9.5%**	8.5%
Health care cost trend rate – ultimate	**4.5%**	4.5%
Year in which ultimate trend rate achieved	**2036**	2035

Our other postretirement benefit plans include health care and life insurance benefits for certain retirees. The plans underlying these benefits may require contributions by the retiree depending on such retiree's age and years of service at retirement or the date of retirement. We contribute a flat dollar amount to the monthly premiums, which is updated annually on January 1.

We do not expect to contribute to our defined pension plans in 2026. We expect to contribute approximately $795,000 to our postretirement benefit plans in 2026.

The following benefit payments, which reflect future service, as appropriate, at December 31, 2025, are as follows:

Years	Pension Benefits	Other Postretirement Benefits
	(In thousands)	
2026	$ 2,780	$ 795
2027	2,720	978
2028	2,660	1,152
2029	2,630	1,235
2030	2,570	1,366
2031-2035	11,690	7,621

Outside investment managers manage our pension assets. Our investment policy with respect to the pension assets is to make investments solely in the interest of the participants and beneficiaries of the plans and for the exclusive purpose of providing benefits accrued and defraying the reasonable expenses of administration. We strive to maintain investment diversification to assist in minimizing the risk of large losses. Our policy guidelines allow for investment of funds in cash equivalents, fixed-income securities and equity securities. The guidelines prohibit investment in commodities and futures contracts, equity private placement, employer securities, leveraged or derivative securities, options, direct real estate investments, precious metals, venture capital and limited partnerships. The guidelines also prohibit short selling and margin transactions. Our practice is to periodically review and rebalance asset categories based on our targeted asset allocation percentage policy.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value ASC establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The estimated fair values of our pension plans' assets are determined using the market approach.

The carrying value of the pension plans' Level 1 and Level 2 cash equivalents are based on quoted prices in active markets for identical instruments and approximates fair value by using observable inputs in active markets. The estimated fair value of the pension plans' Level 1 and Level 2 cash equivalents is based on the net asset value of shares held at year end, based on quoted prices in active markets and is determined using other observable inputs, including pricing from outside sources.

The carrying value of the pension plan's Level 2 money market funds are valued at the net asset value of shares held at the end of the period, based on published market quotations on active markets, or using other known sources including pricing from outside sources.

The estimated fair value of the pension plans' Level 1 and Level 2 equity securities are based on the closing price reported on the active market on which the individual securities are traded or other known sources including pricing from outside sources. The estimated fair value of the pension plans' Level 1 and Level 2 collective and mutual funds are based on the net asset value of shares held at year end, based on either published market quotations on active markets or other known sources, including pricing from outside sources.

Though we believe the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value.

The fair value of our pension plans' assets by class were as follows:

	Fair Value Measurements at December 31, 2025, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2025
	(In thousands)			
Assets:				
Cash equivalents	$ 423	$ —	$ —	$ 423
Collective and mutual funds	28,636	1,321	—	29,957
Total assets measured at fair value	$ 29,059	$ 1,321	$ —	$ 30,380

	Fair Value Measurements at December 31, 2024, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2024
	(In thousands)			
Assets:				
Cash equivalents	$ —	$ 297	$ —	$ 297
Collective and mutual funds	28,374	1,672	—	30,046
Money market funds	—	32	—	32
Total assets measured at fair value	$ 28,374	$ 2,001	$ —	$ 30,375

Nonqualified benefit plans

Prior to the Separation, we participated in unfunded, nonqualified defined benefit plans sponsored by MDU Resources. In connection with the Separation, we assumed all the obligations and liabilities of our employees in those plans, along with all MDU Resources employees that transferred to Knife River as a result of the Separation. Subsequent to the Separation, the unfunded, nonqualified defined benefit plans in which we participate are single employer plans for executive officers and certain key management employees. The plans generally provide for defined benefit payments at age 65 following the employee's retirement or, upon death, to their beneficiaries for a 15-year period. In February 2016, the unfunded, nonqualified defined benefit plans were frozen to new participants and eliminated benefit increases. Vesting for participants not fully vested was retained.

The projected benefit obligation and accumulated benefit obligation for our participants in these plans at December 31, were as follows:

	2025	2024
	(In thousands)	
Projected benefit obligation	**$ 13,747**	$ 14,468
Accumulated benefit obligation	**$ 13,747**	$ 14,468

The components of net periodic benefit cost are included in other income (expense) on the Consolidated Statements of Operations. The components related to our participation in the nonqualified defined benefit plans for the years ended December 31, were as follows:

	2025	2024	2023
		(In thousands)	
Components of net periodic benefit cost:			
Interest cost	**$ 720**	$ 714	$ 765
Recognized net actuarial loss	**—**	—	—
Net periodic benefit cost	**$ 720**	$ 714	$ 765

Weighted average assumptions used at December 31, were as follows:

	2025	2024
Benefit obligation discount rate	**5.01%**	5.29%
Benefit obligation rate of compensation increase	**N/A**	N/A
Net periodic benefit cost discount rate	**5.29%**	4.74%
Net periodic benefit cost rate of compensation increase	**N/A**	N/A

The amount of future benefit payments for the unfunded, nonqualified defined benefit plans at December 31, 2025 are expected to aggregate as follows:

	2026	2027	2028	2029	2030	2031-2035
	(In thousands)					
Nonqualified benefits	$ 1,690	$ 1,640	$ 1,680	$ 1,400	$ 1,160	$ 4,860

Prior to the Separation, we participated in nonqualified defined contribution plans sponsored by MDU Resources. In connection with the Separation, we assumed all the obligations and liabilities of our employees in those plans, along with all MDU Resources employees that transferred to Knife River as a result of the Separation. In 2020, the plan established in 2012 was frozen to new participants and no new employer contributions were made to the plan after December 31, 2020. Vesting for participants not fully vested was retained.

Effective January 1, 2021, a new nonqualified defined contribution plan was adopted, to replace the plan originally established in 2012 with similar provisions. Expenses we incurred under these plans for 2025, 2024 and 2023 were $1.4 million, $800,000 and $1.5 million, respectively.

The amount of investments that we anticipate using to satisfy obligations under these plans at December 31, was as follows:

	2025	2024
	(In thousands)	
Investments		
Insurance contract[1]	**$ 33,982**	$ 28,377
Life insurance[2]	**7,642**	7,484
Other	**2,775**	4,082
Total investments	**$ 44,399**	$ 39,943

1 For more information on the insurance contract, see Note 8.
2 Investments of life insurance are carried on plan participants (payable upon the employee's death).

Defined contribution plan

We sponsor a defined contribution plan in which our employees participate. The costs incurred by us under this plan for eligible employees were $31.7 million, $33.9 million and $31.1 million in 2025, 2024 and 2023, respectively.

Multiemployer plans

We contribute to a number of MEPPs under the terms of collective-bargaining agreements that cover our union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

- Assets contributed to the MEPP by one employer may be used to provide benefits to employees of other participating employers.
- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.
- If we choose to stop participating in some of our MEPPs, we may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Our participation in these plans is outlined in the following table. Unless otherwise noted, the most recent Pension Protection Act zone status available in 2025, 2024 and 2023 is for the plan's year-end at December 31, 2024, December 31, 2023 and December 31, 2022, respectively. The zone status is based on information that we

received from the plan and is certified by the plan's actuary. Among other factors, plans in the "red zone," or critical status, are generally less than 65 percent funded, plans in the "yellow zone," or endangered status, are between 65 percent and 80 percent funded, and plans in the "green zone," or healthy status, are at least 80 percent funded.

Pension Fund	EIN/ Pension Plan Number	Pension Protection Act Zone Status 2025	Pension Protection Act Zone Status 2024	FIP/RP Status Pending/ Implemented	Contributions 2025	Contributions 2024	Contributions 2023	Surcharge Imposed	Expiration Date of Collective Bargaining Agreement
					(In thousands)				
DB Pension Plan of AGC-IUOE Local 701 Pension Trust Fund	936075580-001	Green	Green	No	**1,434**	1,225	1,295	No	12/31/2025
Minnesota Teamsters Construction Division Pension Fund	416187751-001	Green	Green	No	**412**	367	418	No	4/30/2027
Pension Trust Fund for Operating Engineers	946090764-001	Green	Green	No	**3,004**	2,746	2,476	No	3/31/2026-6/30/2026
Western Conference of Teamsters Pension Plan	916145047-001	Green	Green	No	**3,753**	3,396	3,307	No	12/31/2023-6/30/2026 *
Other funds					**5,619**	5,427	5,245		
Total contributions					**$ 14,222**	$ 13,161	$ 12,741		

* Plan includes contributions required by collective bargaining agreements which have expired but contain provisions automatically renewing their terms in the absence of a subsequent negotiated agreement.

We were listed in the plans' Forms 5500 as providing more than 5 percent of the total contributions for the following plans and plan years:

Pension Fund	Year Contributions to Plan Exceeded More Than 5 Percent of Total Contributions (as of December 31, of the Plan's Year-End)
Minnesota Teamsters Construction Division Pension Fund	2024 and 2023
DB Pension Plan of AGC-IUOE Local 701 Pension Trust Fund	2023

We also contribute to a number of multiemployer other postretirement plans under the terms of collective-bargaining agreements that cover our union-represented employees. These plans provide benefits such as health insurance, disability insurance and life insurance to retired union employees. Many of the multiemployer other postretirement plans are combined with active multiemployer health and welfare plans. Our total contributions to the multiemployer other postretirement plans, which also includes contributions to active multiemployer health and welfare plans, were $2.2 million, $2.0 million and $1.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 18 – Commitments and contingencies

We are party to claims and lawsuits arising out of our business and that of our consolidated subsidiaries, which may include, but are not limited to, matters involving property damage, personal injury, and environmental, contractual and statutory obligations. We accrue a liability for those contingencies when the incurrence of a loss is probable, and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no

amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. We do not accrue liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is probable or reasonably possible and which are material, we disclose the nature of the contingency and, in some circumstances, an estimate of the possible loss. Accruals are based on the best information available, but in certain situations management is unable to estimate an amount or range of a reasonably possible loss, including, but not limited to, when: (1) the damages are unsubstantiated or indeterminate, (2) the proceedings are in the early stages, (3) numerous parties are involved, or (4) the matter involves novel or unsettled legal theories.

At December 31, 2025 and 2024, we accrued liabilities which have not been discounted, of $3.3 million and $6.6 million, respectively. At December 31, 2025 and 2024, we also recorded corresponding insurance receivables of $0 and $459,000, respectively, related to the accrued liabilities. The accruals are for contingencies, including litigation and environmental matters. Most of these claims and lawsuits are covered by insurance, thus our exposure is typically limited to our deductible amount. We will continue to monitor each matter and adjust accruals as might be warranted based on new information and further developments. Management believes that the outcomes with respect to probable and reasonably possible losses in excess of the amounts accrued, net of insurance recoveries, while uncertain, either cannot be estimated or will not have a material effect upon our financial position, results of operations or cash flows. Unless otherwise required by GAAP, legal costs are expensed as they are incurred.

Environmental matters

Portland Harbor Site. In 1999, Knife River - Northwest acquired a commercial property along the portion of the Williamette River know as the Portland Harbor from Georgia-Pacific West, Inc. (the “Linnton Property”). In December 2000, the EPA designated portions of the Portland Harbor, including the area encompassing the Linnton Property, as a Superfund site due to sediment contamination (the “Portland Harbor Site” or “Site”). The EPA has issued General Notice Letters to more than 150 parties, including Knife River - Northwest, indicating that the recipients could potentially be liable for investigation and remediation costs associated with the Portland Harbor Site. Liability for those costs may be joint and serval between the potentially responsible parties (“PRPs”). We have joined with approximately 100 other PRPs, in a voluntary, non-judicial mediation process to try and allocate those cleanup costs. This process remains ongoing.

In January 2017, the EPA issued a Record of Decision (“ROD”) identifying its preferred remedy to address the sediment contamination, including a combination of sediment removal, capping, enhanced and monitored natural recovery, and riverbank improvements depending on the particular part of the river. This remedy, which will not begin until the EPA has approved remedial design and remedial action plans from the PRPs, was expected to require 13 years of active remediation and cost $1 billion to $2 billion. The EPA has, through voluntary consent agreements or unilateral administrative orders, engaged certain PRPs to perform the remedial design work throughout the Site. We are not a party to any of the voluntary consent agreements or unilateral administrative orders. Remedial design work is ongoing for 100 percent of the Site, but Site-wide remediation activities are not expected to begin for several years as different parts of the Site are at different stages of the remedial design process. While it is not presently possible to estimate the total cleanup costs given the large number of PRPs and the variation in the ROD remedy across the Site, costs for the ROD remedy are likely to increase given the anticipated timeline for implementation.

In November 2024, EPA initiated the negotiation process for a consent decree that would govern remediation as well as long-term site monitoring by issuing Special Notice Letters to approximately 60 PRPs. Knife River–Northwest did not receive a Special Notice Letter.

Separate from the EPA’s remediation and allocation process, we have also been notified that the Portland Harbor Natural Resource Trustee Council (the “Trustees”) intends to perform a natural resource injury assessment for damage resulting from the release of hazardous substances at the Site. Until that assessment is complete, there is not adequate information to estimate the cost of any natural resource damages or the allocation to any PRP. The Trustees may seek to negotiate their own settlements or take other legal action against parties responsible for those damages.

We do not expect that we will incur material costs related to remediation or natural resource damages. Additionally, we believe Georgia-Pacific West, Inc. and its successors – are required to indemnify Knife River – Northwest under the Linnton Property sale agreement for any costs and liabilities incurred in relation to the Portland Harbor Site and have notified them accordingly.

Purchase commitments

We have entered into various commitments, largely purchased cement, liquid asphalt, minimum royalties and fuel. The commitment terms vary in length, up to 45 years. The commitments under these contracts as of December 31, 2025, were:

	2026	2027	2028	2029	2030	Thereafter
	(In thousands)					
Purchase commitments	$ 42,868	$ 33,328	$ 32,732	$ 32,507	$ 2,264	$ 10,534

These commitments were not reflected in our audited consolidated financial statements. Amounts purchased under various commitments for the years ended December 31, 2025, 2024 and 2023 were $135.3 million, $128.3 million and $128.7 million, respectively.

Guarantees

We have outstanding obligations to third parties where we have guaranteed their performance. These guarantees are related to contracts for contracting services and certain other guarantees. At December 31, 2025, the fixed maximum amounts guaranteed under these agreements aggregated $11.5 million, all of which have no scheduled maturity date. Certain of the guarantees also have no fixed maximum amounts specified. There were no amounts outstanding under the previously mentioned guarantees at December 31, 2025.

We have outstanding letters of credit to third parties related to insurance policies, reclamation obligations and other agreements. At December 31, 2025, the fixed maximum amounts guaranteed under these letters of credit aggregated to $23.4 million. The amounts of scheduled expiration of the maximum amounts guaranteed under these letters of credit aggregate to $11.9 million in 2026, $11.3 million in 2027 and $175,000 in 2028. There were no amounts outstanding under the previously mentioned letters of credit at December 31, 2025.

In the normal course of business, we have surety bonds related to contracts for contracting services and reclamation obligations of its subsidiaries. In the event a subsidiary of ours does not fulfill a bonded obligation, we would be responsible to the surety bond company for completion of the bonded contract or obligation. A large portion of the surety bonds is expected to expire within the next 12 months; however, we will likely continue to enter into surety bonds for its subsidiaries in the future. At December 31, 2025, approximately $858.3 million of surety bonds were outstanding, which were not reflected on the Consolidated Balance Sheet.

Note 19 – Related-party Transactions

Allocation of corporate expenses

Prior to the Separation, Centennial and MDU Resources provided expense allocations for corporate services provided to us, including costs related to senior management, legal, human resources, finance and accounting, treasury, information technology, and other shared services. Some of these services were provided by MDU Resources on a temporary basis under a transition services agreement. For the year ended December 31, 2023, we were allocated $10.7 million for these corporate services and for the years ended December 31, 2025 and 2024, there were no expenses allocated. These expenses were allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of percent of total capital invested, the percent of total average commercial paper borrowings at Centennial or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received, including the following: number of employees paid and stated as cost per check; number of employees served; weighted factor of travel, managed units, national

account spending, equipment and fleet acquisitions; purchase order dollars spent and purchase order line count; number of payments, vouchers or unclaimed property reports; labor hours; time tracked; and projected workload.

Management believes these cost allocations were a reasonable reflection of the utilization of services provided to, or the benefit derived by, us during the periods presented. The allocations may not, however, be indicative of the actual expenses that would have been incurred had we operated as a stand-alone public company for these periods. Actual costs that would have been incurred if we had been a stand-alone public company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by our employees, and strategic decisions made in areas such as selling and marketing, information technology and infrastructure.

Transition services agreements

As part of the Separation, MDU Resources provided transition services to us and we provided transition services to MDU Resources in accordance with the Transition Services Agreement entered into on May 30, 2023. For the years ended December 31, 2024 and 2023, we paid $1.2 million and $3.0 million, respectively, related to these activities, which was reflected in selling, general and administrative expenses on the Consolidated Statements of Operations. For the years ended December 31, 2024 and 2023, we received $156,000 and $824,000, respectively, related to these activities, which was reflected in other income on the Consolidated Statements of Operations. The majority of the transition services were completed over a period of 1 year after the Separation and, as of December 31, 2024, no further obligation for services existed for either party.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The following information includes the evaluation of disclosure controls and procedures by the Company's chief executive officer and the chief financial officer, along with any significant changes in internal controls of the Company.

Evaluation of Disclosure Controls and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. The Company's disclosure controls and other procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company's disclosure controls and other procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management, including the Company's chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The Company's management, with the participation of the Company's chief executive officer and chief financial officer, has evaluated the effectiveness of the Company's disclosure controls and other procedures as of the end of the period covered by this Annual Report. Based upon that evaluation, the chief executive officer and the chief financial officer have concluded that, as of the end of the period covered by this Annual Report, such controls and procedures were effective at a reasonable assurance level.

Changes in Internal Controls

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the three months ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

The information required by this item is included in this Form 10-K at Item 8 - Management’s Report on Internal Control Over Financial Reporting.

As previously disclosed, we completed the acquisition of Strata Corporation on March 7, 2025, and, as permitted by SEC guidance for newly acquired businesses, we have elected to exclude Strata Corporation from the scope of our internal controls over financial reporting and procedures for the year ended December 31, 2025. We are in the process of evaluating the existing controls and procedures of Strata and integrating them in our system of internal controls over financial reporting. Strata Corporation constituted approximately 6.2 percent of our consolidated revenue and approximately 13.5 percent of our total assets as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

The information required by this item is included in this Form 10-K at Item 8 - Report of Independent Registered Public Accounting Firm.

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table includes information as of December 31, 2025, with respect to our equity compensation plans:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights[2]	(b) Weighted average exercise price of outstanding options, warrants and [3]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[4]
Equity compensation plans approved by stockholders[1]	286,629	—	1,908,701
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Total	286,629	—	1,908,701

1 Consists of the Knife River Long-Term Performance-Based Incentive Plan, as discussed in Item 8 - Note 12.
2 Consists of restricted and performance stock units.
3 No weighted average exercise price is shown for the restricted or performance stock units because such awards have no exercise price.
4 This amount includes 2,195,330 shares available for future issuance under the Long-Term Performance-Based Incentive Plan in connection with grants of restricted stock units, performance stock units or other equity-based awards.

The remaining information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item about aggregate fees billed to the Company by its principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34), will be included in the Company's Proxy Statement, which is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

A. The following documents are filed as part of this Annual Report:

1. **Financial Statements**
Reference is made to the Index to Financial Statements under Item 8 in Part II hereof, where these documents are listed.

2. **Schedules**
All schedules are omitted because they are not required or not applicable, or the information is shown in the financial statements or the notes to audited consolidated financial statements.

3. **Exhibits**
The Exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of, or furnished with, this Annual Report.

EXHIBIT INDEX

				Incorporated by Reference (Unless Otherwise Indicated)			
Exhibit Number	Exhibit Description	Filed Herewith	Furnished Herewith	Form	File Number	Exhibit	Filing Date
2.1+	Separation and Distribution Agreement, dated as of May 30, 2023, by and between Knife River Corporation and MDU Resources Group, Inc.			8-K	001-41642	2.1	June 1, 2023
2.2*+	Asset and Equity Purchase Agreement, dated December 20, 2024, by and among Strata Corporation, Glacier Resources, Ltd., the equity holders of Strata Corporation and Glacier Resources Ltd., Landmark Investments, L.L.C., the current equity holders of Landmark Investments, L.L.C., the beneficiaries of certain trusts, the sellers' representative, and KRC Holdings, Inc.			8-K	001-41642	2.1	December 26, 2024
3.1	Second Amended and Restated Certificate of Incorporation of Knife River Corporation.			8-K	001-41642	3.1	May 28, 2025
3.2	Second Amended and Restated Bylaws of Knife River Corporation.			8-K	001-41642	3.2	May 28, 2025
4.1	Indenture, dated as of April 25, 2023, by and among Knife River Corporation and U.S. Bank Trust Company, National Association.			10-12B/A	001-41642	4.2	April 28, 2023
4.2	Supplemental Indenture, dated as of May 31, 2023, by and among the parties that are signatories thereto as Guarantors, Knife River Corporation and U.S. Bank Trust Company, National Association.			8-K	001-41642	4.2	June 1, 2023
4.3	Third Supplemental Indenture, dated as of June 12, 2025, by and among the parties that are signatories hereto as Guarantors, Knife River Corporation and U.S. Bank Trust Company, National Association.			10-Q	001-41642	4.1	August 5, 2025
4.4	Knife River Corporation Description of Securities Registered Pursuant to Section 12 of the Securities and Exchange Act of 1934.			10-K	001-41642	4.3	February 27, 2024
10.1*	Credit Agreement, dated as of May 31, 2023, by and among Knife River Corporation, JPMorgan Chase Bank, N.A. and Lenders and L/C Issuers party thereto.			8-K	001-41642	10.4	June 1, 2023
10.2*	First Amendment, dated as of March 7, 2025, among Knife River Corporation, as borrower, the guarantors party thereto, the lenders and other parties party thereto, and JPMorgan Chase Bank, N.A., as administrative agent.			8-K	001-41642	10.1	March 10, 2025
10.3**	Knife River Corporation Change in Control Severance Plan.			8-K	001-41642	10.1	August 21, 2024
10.4**	Knife River Corporation Long Term Performance-Based Incentive Plan.			8-K	001-41642	10.5	June 1, 2023
10.5**	Form of Knife River Corporation Restricted Stock Unit Award Agreement for Non-Employee Directors under the Long-Term Performance-Based Incentive Plan, as of May 15, 2024.			10-Q	001-41642	10(b)	August 6, 2024
10.6**	Restricted Stock Unit Award Agreement under the Long-Term Performance-Based Incentive Plan, effective July 12, 2023.			10-Q	001-41642	10(a)	November 6, 2023
10.7**	Form of Restricted Stock Unit Award Agreement under the Long-Term Performance-Based Incentive Plan, effective February 27, 2025.			10-Q	001-41642	10.2	May 6, 2025
10.8**	Form of Performance Stock Unit Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended February 27, 2025.			10-Q	001-41642	10.3	May 6, 2025
10.9**	Knife River Corporation Executive Incentive Compensation Plan, including Rules and Regulations.			8-K	001-41642	10.6	June 1, 2023

				Incorporated by Reference (Unless Otherwise Indicated)			
Exhibit Number	Exhibit Description	Filed Herewith	Furnished Herewith	Form	File Number	Exhibit	Filing Date
10.10**	Knife River Corporation Deferred Compensation Plan-Plan Document and Adoption Agreement.			8-K	001-41642	10.7	June 1, 2023
10.11**	Knife River Corporation Supplemental Income Security Plan.			8-K	001-41642	10.8	June 1, 2023
10.12**	Knife River Corporation Nonqualified Defined Contribution Plan.			8-K	001-41642	10.9	June 1, 2023
10.13**	Knife River Corporation Director Compensation Policy, as amended May 22, 2025.			10-Q	001-41642	10.1	August 5, 2025
10.14**	Knife River Corporation Deferred Compensation Plan for Directors, as amended and restated effective November 14, 2025.	X					
10.15**	Knife River Corporation, 401(k) Retirement Plan, effective January 1, 2026.	X					
10.16**	Third Amendment to Knife River Corporation, 401(k) Retirement Plan, as amended March 17, 2025.			10-Q	001-41642	10.4	May 6, 2025
10.17**	Fourth Amendment to Knife River Corporation, 401(k) Retirement Plan, as amended June 30, 2025.			10-Q	001-41642	10.2	August 5, 2025
10.18**	Fifth Amendment to Knife River Corporation, 401(k) Retirement Plan, as amended June 30, 2025.			10-Q	001-41642	10.3	August 5, 2025
10.19**	Knife River Corporation Section 16 Officers and Directors with Indemnification Agreements Chart, as of February 19, 2026.	X					
10.20**	Form of Knife River Corporation Director and/or Executive Officer Indemnification Agreement.			10-Q	001-41642	10.6	May 6, 2025
10.21**	Promotion Letter with Nathan Ring dated as of March 15, 2023.			10-12B/A	001-41642	10.9	April 28, 2023
10.22**	Promotion Letter with Nancy Christenson dated as of March 15, 2023.			10-12B/A	001-41642	10.12	April 28, 2023
10.23**	Promotion Letter with Karl Liepitz dated as of March 15, 2023.			10-12B/A	001-41642	10.13	April 28, 2023
10.24**	Promotion Letter with Trevor Hastings dated as of March 15, 2023.			10-12B/A	001-41642	10.14	April 28, 2023
10.25**	Promotion Letter with Brian R. Gray dated as of March 27, 2023.			10-12B/A	001-41642	10.15	April 28, 2023
19	Knife River Insider Trading Policy.			10-K	001-41642	19	February 21, 2025
21.1	List of Subsidiaries of Knife River Corporation.	X					
23.1	Consent of Deloitte & Touche LLP.	X					
31.1	Certification of Chief Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X					
31.2	Certification of Chief Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X					
32	Certification of Chief Executive Officer and Chief Financial Officer furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.		X				
95	Mine Safety Disclosures.	X					
97+	Knife River Corporation Incentive Compensation Recovery Policy.			10-K	001-41642	97	February 27, 2024
101	The following financial information formatted in Inline XBRL:	X					
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	X					
101.SCH	XBRL Taxonomy Extension Schema Document	X					

				Incorporated by Reference (Unless Otherwise Indicated)			
Exhibit Number	Exhibit Description	Filed Herewith	Furnished Herewith	Form	File Number	Exhibit	Filing Date
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	X					
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	X					
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	X					
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	X					
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101).	X					

+ Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.The Company agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted exhibits or schedules upon request; provided that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

* Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon its request.

** Management contract, compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knife River Corporation

Date: February 20, 2026 By: /s/ Brian R. Gray

Brian R. Gray
(President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

Signature	Title	Date
/s/ Brian R. Gray Brian R. Gray (Principal Executive Officer)	President, Chief Executive Officer and Director	February 20, 2026
/s/ Nathan W. Ring Nathan W. Ring (Principal Financial Officer)	Vice President and Chief Financial Officer	February 20, 2026
/s/ Marney L. Kadrmas Marney L. Kadrmas (Principal Accounting Officer)	Vice President and Chief Accounting Officer	February 20, 2026
/s/ Karen B. Fagg Karen B. Fagg	Chair of the Board and Director	February 20, 2026
/s/ Patricia Chiodo Patricia Chiodo	Director	February 20, 2026
/s/ Thomas W. Hill Thomas W. Hill	Director	February 20, 2026
/s/ German Carmona Alvarez German Carmona Alvarez	Director	February 20, 2026
/s/ Patricia L. Moss Patricia L. Moss	Director	February 20, 2026
/s/ William Sandbrook William Sandbrook	Director	February 20, 2026

CORPORATE HEADQUARTERS

Address:
1150 W. Century Ave.
Bismarck, ND 58503

Mailing Address:
P.O. Box 5568
Bismarck, ND 58506-5568

Telephone:
701-530-1400

Web:
www.kniferiver.com

The company has filed as exhibits to its Annual Report on Form 10-K the CEO and CFO certifications as required by Section 302 of the Sarbanes-Oxley Act.

COMMON STOCK

Knife River's common stock is listed on the New York Stock Exchange under the symbol KNF. The stock began trading on the NYSE in 2023 and is a member of the Standard & Poor's MidCap 400 index. Average daily trading volume in 2025 was 593,379 shares.

ANNUAL MEETING

The Annual Meeting will be held virtually at 10 a.m. CDT on May 20, 2026. Virtual location: www.virtualshareholdermeeting.com/KNF2026.

SHAREOWNER SERVICE PLUS PLAN

The Shareowner Service Plus Plan provides interested investors the opportunity to purchase shares of Knife River's common stock without incurring brokerage commissions or service charges. The plan is sponsored and administered by Equiniti Trust Company, LLC, transfer agent and registrar for Knife River. For more information, contact Equiniti Trust Company, LLC at 877-778-6783 or visit www.shareowneronline.com.

SHAREHOLDER INFORMATION AND INQUIRIES

Registered shareholders have electronic access to their accounts by visiting www.shareowneronline.com. The stock transfer agent maintains stockholder account information.

Communications regarding stock transfer requirements or change of address should be directed to the stock transfer agent.

Company information, including financial reports, is available at www.kniferiver.com and www.investors.kniferiver.com.

SHAREHOLDER AND ANALYST CONTACT

Dara Dierks
VP of Investor Relations
Telephone: 855-563-6878
Email: IR@kniferiver.com

TRANSFER AGENT AND REGISTRAR FOR ALL CLASSES OF STOCK

Equiniti Trust Company, LLC
Stock Transfer Department
P.O. Box 64854
St. Paul, MN 55164-0854
Telephone: 877-778-6783
www.shareowneronline.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
50 S. Sixth St., Suite 2800
Minneapolis, MN 55402-1538

Note: This information is not given in connection with any sale or offer for sale or offer to buy any security.

KNIFE RIVER® | KNF LISTED NYSE

www.kniferiver.com